As filed with the U.S. Securities and Exchange Commission on May 12, 2021.
Registration No. 333-255447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Switzerland	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 44 755 77 00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Molecular Partners Inc.
245 Main Street
Cambridge, Massachusetts 02142
(781) 420 2361
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Divakar Gupta Ryan Sansom Brandon Fenn Cooley LLP 55 Hudson Yards New York, New York 10001 Telephone: (212) 479-6000	Dieter Gericke Lorenzo Togni Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland Telephone: +41 43 222 16 59	Deanna Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000	Thomas Reutter Alexander von Jeinsen Advestra AG Uraniastrasse 9 CH-8001 Zurich, Switzerland Telephone: + 41 58 510 92 00

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☑
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)(3)
Common Shares, CHF 0.10 nominal value per share(4)	$100,000,000	$10,910.00
____________________
(1)    Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional common shares represented by American Depositary Shares, or ADSs, which the underwriters have the option to purchase to cover over-allotments, if any. See “Underwriting.”
(2)    Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.
(3)    The registrant previously paid a registration fee of $10,910 in relation to its filing of its initial Registration Statement on Form F-1 (No. 333-255447) on April 22, 2021.
(4)    All common shares will be in the form of ADSs, with each ADS representing one common share of the registrant. ADSs issuable upon deposit of the common shares registered hereby have been registered pursuant to a separate registration statement on Form F-6.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MAY 12, 2021.
PRELIMINARY PROSPECTUS
              American Depositary Shares
Representing             Common Shares
$             per American Depositary Share
This is the initial public offering of our American Depositary Shares, or ADSs. We are selling              common shares in the form of ADSs in the United States. Each ADS represents the right to receive one common share and the ADSs may be evidenced by American Depositary Receipts, or ADRs. We have applied to list our ADSs on the Nasdaq Global Market, under the symbol “MOLN”.
Our common shares are listed on the SIX Swiss Exchange Ltd, or the SIX Swiss Exchange, under the symbol “MOLN”. On                      , 2021, the last reported sale price of our common shares on the SIX Swiss Exchange was CHF         per common share, equivalent to a price of $         per ADS, assuming an exchange rate of CHF         per U.S. dollar. The offering price per common share will be determined by reference to the prevailing market prices of our common shares on the SIX Swiss Exchange after taking into account market conditions and other factors.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus.
Neither the United States Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)We refer you to “Underwriting” beginning on page 237 of this prospectus for additional information regarding underwriting compensation in the offering.
We have agreed to issue, at the option of the underwriters, within 30 days from the date of the underwriting agreement, up to an aggregate of                     additional ADSs in the offering to be sold to the several underwriters at the applicable offering price. If the underwriters exercise this option in full, the total underwriting commissions payable by us will be $        and the total proceeds to us, before expenses, will be $           .
The underwriters expect to deliver the ADSs to purchasers in the offering on or about                , 2021 through the book-entry facilities of The Depository Trust Company, or DTC.

Joint Book-Running Managers
J.P. Morgan	SVB Leerink	Cowen

Bookrunner
RBC Capital Markets

Lead Manager
Kempen & Co
Prospectus dated                    , 2021.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.
For investors outside the United States: neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.
i

Our jurisdiction of incorporation is Switzerland and our registered office is in Schlieren, Canton of Zurich, Switzerland. A majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a foreign private issuer. As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act.
In this prospectus, unless otherwise specified, all monetary amounts are in Swiss francs, all references to “CHF” and “Swiss francs” mean Swiss francs and all references to “U.S. dollars,” “$,” “US$” and “USD” mean United States dollars. Throughout this prospectus, references to ADSs mean ADSs or common shares represented by such ADSs, as the case may be.
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our American Depositary Shares, or ADSs, and it is qualified in its entirety by, and should be read with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus and the registration statement of which this prospectus is a part carefully and in their entirety, including the information discussed under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to buy our ADSs. Unless the context requires otherwise, references in this prospectus to the “Company,” “Molecular Partners,” “we,” “us” and “our” refer to Molecular Partners AG and its wholly-owned subsidiary.
Overview
We are a clinical stage biopharmaceutical company applying our pioneering DARPin® product candidates to treat serious diseases, with a current focus on infectious disease, oncology and ophthalmology. Our DARPin platform, which is designed using ankyrin repeat proteins, allows us to build product candidates with multiple mechanisms of action to address complex biological problems, while potentially offering patients products with higher efficacy and fewer adverse events. We believe that DARPin therapeutics represent a novel class of drugs with broad therapeutic applications that may overcome many of the limitations of conventional protein and antibody-based therapeutics. Our DARPin product candidates have been extensively tested in preclinical studies and clinical trials, including in approximately 2,000 patients in ophthalmology, infectious disease (SARS-CoV-2) and oncology, and have been observed to be highly active, present differentiated product profiles and be generally well-tolerated.
Our DARPin Platform
DARPin proteins are designed using natural repeat proteins, a class of binder proteins that are common in humans and most other species. Since our formation, we have gone on to develop and upgrade our DARPin libraries to include over a trillion DARPin modules, which we refer to as single-domains. Selected single-domain DARPin modules then serve as building blocks to create our multi-specific DARPin product candidates, which are able to engage multiple targets. Beyond the benefit of multi-specificity, DARPin constructs can be intelligently designed to be active only under certain conditions, including via slow activation mechanisms, or activation at site-specific tumor microenvironments.
Starting with a target patient or disease, we can rapidly generate thousands of different DARPin product candidates to interrogate a specific biological target, or targets, to address an underlying medical need. We are able to perform target-specific screenings not only with our single-domains, but also with numerous multi-specific DARPin candidates constructed from these single-domains, allowing us to screen for the ideal properties within potential multi-specific product candidates. As a result, we believe that we can combine multiple promising biological solutions in one product candidate, as in the case of MP0423, a product candidate from our infectious disease program that is designed to neutralize the spike protein of SARS-CoV-2 using up to three distinct mechanisms. Further, we believe our DARPin platform allows us to identify novel mechanisms of action, as in the case of AMG 506 (MP0310) and MP0317, the lead product candidates from our oncology program, which will only activate immune stimulating targets when clustered on fibroblast activation protein, or FAP, a tumor specific localizer.
As a therapeutic class, DARPin proteins demonstrate advantageous development properties including stability, solubility and manufacturing yield-to-cost benefits. In our preclinical studies and clinical trials, we have observed that our DARPin product candidates perform as designed and are well tolerated.
Our in-house DARPin programs are initially focused on infectious diseases, where we see potential in our first COVID-19 antiviral therapeutic product candidates in partnership with Novartis, and on our oncology program, where we see potential in the utility and flexibility of our DARPin molecules to offer differentiated cancer treatments. Given the momentum of our COVID-19 antiviral therapeutic product candidates and the severity of the ongoing COVID-19 pandemic, we are also expanding our research and development activities in our infectious disease program to tackle other current and future viral threats.

Our Pipeline
The following table summarizes key information about our partnered and proprietary product candidates and research:
*Abicipar has not been approved for commercialization in any jurisdiction, and we understand that additional evaluation work would be required prior to a potential approval. Our partner, Abbvie, is currently evaluating potential next steps.
While our DARPin molecules have distinct features to elicit specific therapeutic actions for a particular target, each DARPin therapeutic modality can be utilized across multiple programs. We believe the key advantages of our DARPin platform include the: (i) ability of our DARPin product candidates to target multiple escape pathways in parallel; (ii) capacity to find and address new biology on known targets by using our DARPin approach; (iii) flexible architecture of our DARPin product candidates enabling them to engage and locally activate immune cells; (iv) ability of the pharmacokinetic profile for each of our DARPin product candidates to be tailored depending on the relevant therapeutic application targeted; and (v) established and efficient process and ease of storage of our DARPin product candidates.
Our pipeline programs benefit from the learnings of earlier discoveries, such as the use of FAP as a localized activator for both AMG 506 (MP0310) and MP0317, escape prevention for our legacy product candidate MP0250, our new tetra-specific AML program, our COVID-19 therapeutic antiviral product candidates, and molecular handcuffing which is shared between our legacy product candidate MP0274 and our COVID-19 antiviral product candidate MP0423. As we continue to unlock new therapeutic modalities, each insight from earlier discoveries will be leveraged and applied across new product candidates wherever appropriate.
Once we develop a DARPin modality for one program, we can utilize it for some or all of the programs that follow. This figure depicts our various therapeutic modalities across our pipeline programs. Blue shading reflects the stage of development of each program.
Our Infectious Disease Program
With the emergence of the COVID-19 pandemic, starting in early 2020, it was apparent that all efforts must be made to explore how DARPin therapeutics can assist in an emerging crisis. The straightforward development path of DARPin antiviral product candidates, enabled by their multi-specific binding mechanism of action, or MOA, allowed us to rapidly move from concept to clinic. To date we have developed two tri-specific COVID-19 antiviral therapeutic product candidates, MP0420, which we refer to as ensovibep, and MP0423. Both are designed to have strong binding and neutralizing potencies targeting multiple epitopes on the SARS-CoV-2 spike protein that are crucial for infection. A Phase 2/3 clinical trial for ensovibep, the lead product candidate in our infectious disease program, is initiating enrollment in May 2021, with interim data expected in August 2021 and full data expected in 2022. We are presently enrolling up to 40 patients in a Phase 2 study for ensovibep in the Netherlands, which was initiated in March 2021. Ensovibep has demonstrated a favorable tolerability profile to date, in its Phase 1 trial of 23 healthy volunteers since commencement in 2020. Furthermore, we have partnered with Novartis to develop, manufacture and commercialize ensovibep and MP0423, which we believe will allow us to develop this product candidate as a therapeutic for the treatment of COVID-19. Our clinical development strategy aims to achieve potential emergency use authorization for ensovibep.
The differentiated multi-specific binding approach of product candidates in our infectious disease program offers potentially broader efficacy – across both therapeutic and prophylactic settings – and reduces the potential for the development of viral drug resistance. Preclinical potency data suggests that our COVID-19 antiviral therapeutic product candidates may be administrable as a subcutaneous injection, which could represent a significant advantage for ease of delivery.

Ensovibep is constructed from three RBD binding DARPin domains and two HSA binding half-life extension DARPin domains.
Given the potential of DARPin molecules in treating SARS-CoV-2 through a viral neutralization mechanism, we have been exploring a number of potential infectious diseases which can be treated through multi-specific targeting. This evaluation includes additional work on pandemic threats, tropical diseases, and respiratory viruses such as Respiratory Syncytial Virus, or RSV.
Our Oncology Program
We are developing DARPin product candidates in our oncology program to treat diseases with high unmet medical need. To date, our oncology product development efforts have focused on known biological targets while the multi-specificity afforded by our DARPin technology has allowed us to unlock previously difficult-to-address tumor biology and expand the range of addressable tumor biology compared to current standard of care therapies. Our first product candidates were constructed to be activated only within a tumor or its supporting tissue, thereby avoiding systemic activation and minimizing adverse events.
We are developing AMG 506 (MP0310), the lead product candidate in our oncology program and which is partnered with Amgen, as a tumor-localized, 4-1BB immune-cell activator for the potential treatment of FAP-positive cancers, which include multiple solid tumors To avoid potential toxicity concerns, and allow for potentially therapeutically meaningful activation of 4-1BB, we engineered AMG 506 (MP0310) to activate 4-1BB only when bound to FAP. FAP is found in the tumor stroma in high density, and its binding can create a local cluster effect. In our Phase 1 clinical trial, we observed that AMG 506 (MP0310) demonstrated the ability to generate localized immune cell activation with no systemic toxicity in interim data. The dose escalation stage of the Phase 1 clinical trial was initiated in late 2019 and we are currently conducting dosing regimen adaptations to identify the dosing regimen to obtain sustained 4-1BB activation. We believe AMG 506 (MP0310) could be particularly relevant as a combination agent with potential combination studies in collaboration with Amgen.
MP0317, the second product candidate in our oncology program, is designed to bind CD40 and FAP. CD40 is an immune agonist that has demonstrated the ability to exert anti-tumor activity, but its utility as a target has been somewhat limited in the clinic due to concerns regarding potential severe adverse events. We have designed MP0317 to increase localized activation of CD40 in the tumor microenvironment and as activation should only occur when both FAP and CD40 are simultaneously engaged, we believe MP0317 will trigger only tumor localized activity with minimal systemic side effects. We expect to enter the clinic with MP0317 in the second half of 2021.
Our CD3 T-Cell Engager Program
As part of our strategic evolution, we are focusing our efforts on creating DARPin product candidates that convey single-agent activity and do not require combination with additional compounds to show efficacy. Executing on this strategy over the last three years, we have developed CD3 T-cell engager, or TCE, therapeutic modalities that integrate the CD3-targeting approach to T-cell engagement into a multi-DARPin format that addresses the key challenges of CD3 targeting. We are initially focused on targeting AML and other liquid tumors, with initial data presented at the 2021 American Academy for Cancer Research, or 2021 AACR, annual meeting.
We can control the activation of our multi-specific T cell to be restricted to a specific location and/or activated slowly to avoid adverse events related to misdirected or overly strong activity.
The use of tumor localization DARPin domains in addition to a CD3-binding DARPin domain has allowed the design of candidates with better tumor specificity, and consequently reduced ‘off-tumor’ effects, potentially enabling the administration of higher dose levels and achieving better efficacy. In preclinical tests against AML cells, DARPin CD3/TCE product candidates delivered highly potent and specific activity and the potential for a reduced systemic immune response.
We intend to further expand the ability of our oncology program with DARPin product candidates that ensure CD3 is only targeted locally in the tumor microenvironment and is only activated slowly over time to further control the risk of side effects and provide sustained activity.
Our Peptide-MHC DARPin Discovery Program
As we continue to unlock and expand our therapeutic capabilities, pMHC-targeting DARPin molecules represent the next level of immune cell targeting DARPin product candidates. These highly differentiated and specialized therapeutic candidates are designed to engage specific pMHC complexes while avoiding off-target attacks on healthy tissue, potentially delivering greater efficacy with fewer side effects. pMHC DARPin molecules can identify a whole new array of targets that were previously hidden from external protein binders that are restricted to the extracellular environment. We believe the ability to target these intracellular proteins will allow us to pursue an entirely new set of potentially meaningful targets across the fields of oncology and infectious diseases. We have demonstrated proof-of-concept for the ability of DARPin therapeutics to effectively drug pMHC complexes. We are actively screening single-domain DARPin proteins for optimal binding to a range of pMHC complexes, which we expect to use to design DARPin product candidates with specific and potent diseased cell killing effects.
Our Legacy Oncology Programs
We have previously developed two oncology product candidates demonstrating clinical proof-of-concept and validating the systemic administration of DARPin therapeutics in patients with both solid and hematologic malignancies. MP0250 was designed to bind to and inhibit vascular endothelial growth factor, or VEGF, and hepatocyte growth factor, or HGF. MP0250 evidenced the ability to restore the efficacy of many standard of care cancer therapies, allowing patients who developed resistance to again respond to these therapies. The second legacy product candidate in our oncology program, MP0274, is a DARPin product candidate designed to bind to two different sites, or epitopes, on HER2, a receptor protein that promotes the growth of tumors. Through these legacy product candidates, we have demonstrated therapeutic benefit for patients in the clinic, shown that multi-specific DARPin therapies can be administered safely and with low immunogenicity, and validated the ability of our HSA-binding DARPin technologies to support long-lasting activity. A strategic decision has been made to de-prioritize the product candidates in favor of investing in programs where a clear clinical differentiation could be made through the DARPin constructs.
Our Ophthalmology Program and Collaborations with Allergan, an Abbvie Company
The most clinically advanced DARPin product candidate we have developed is abicipar, a VEGF inhibitor for the treatment of neovascular (wet) age-related macular degeneration, or nAMD, and diabetic macular edema, or DME. Abicipar, which we developed using our DARPin platform, has a longer duration of action and may enable less frequent injections into the eye than the current anti-VEGF treatments while providing equal or better improvements in vision. This program was exclusively licensed to Allergan, an Abbvie company, in 2011. Abicipar has completed two global Phase 3 clinical trials where it met its primary endpoints of non-inferiority to the market leading monthly treatment, Lucentis. Following submission of a Biologics Licensing Application, or BLA, to the U.S. Food and Drug Administration, or FDA, it was determined that the ocular inflammation profile see in the two Phase 2 clinical trials did not provide an adequate risk reward benefit as submitted, and additional work would be required to show the ocular inflammation profile of abicipar would be similar to those products already approved for the treatment of nAMD. Our partner, Abbvie, is currently evaluating potential next steps.
Our Team
Molecular Partners is an international working environment comprised of 150+ individuals from numerous disciplines who contribute to our shared values of scientific excellence, respectful teamwork and personal aspiration. We foster true innovation and creative thinking to advance our therapeutic product candidates, and we continue to be inspired by the difference we can make for our patients. Our team members possess a curiosity and a passion to advance our shared goal of providing better treatment options for patients with serious diseases.
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company’s co-founders, have significant prior experience in oncology, research, drug development and finance, and members of our team have served as senior executives at other well-established companies including Argenx, Bavarian Nordic, Celgene, Lonza, Roche and Takeda. Additionally, our board of directors includes current and former senior executives of Biogen, Millennium, Novartis AG, Roche, and Sanofi.
Our Strategy
Unlock and Expand Custom-Built Biology for Patients
We are committed to leveraging our proprietary DARPin platform to unlock and expand the inherent advantages of DARPin molecules to potentially deliver innovative therapies to patients suffering from severe disease with significant unmet medical needs.
Key aspects of our strategy include the following:
•Unlock novel biological solutions and expand therapeutic applications of clinically validated DARPin approaches. We believe we are the world leaders in DARPin engineering and research. With each technical breakthrough we achieve, we are able to apply key learnings across our portfolio, leveraging each insight to improve future programs.
•Advance the clinical development of our COVID-19 antiviral therapeutic product candidates in our infectious disease program in collaboration with Novartis. Our clinical strategy aims to achieve potential emergency use authorization for ensovibep. Given the preclinical data from our existing COVID-19 antiviral therapeutic product candidates and the clear fit between the DARPin therapeutic profile and compelling antiviral product profiles, we intend to pursue other high value antiviral indications with unmet global need. We expect to announce a new target indication in our infectious disease program in 2022.
•Advance clinical development of AMG 506 (MP0310) and MP0317, the most advanced product candidates in our oncology program. Utilizing our knowledge of DARPin designs, we have developed a method of locally clustering potent immunostimulatory molecules, which are designed to activate themselves only in the presence of specific conditions. Our lead oncology product candidate, AMG 506 (MP0310), is being developed to locally activate immune cells in the tumor by binding to FAP on tumor stromal cells where it acts as a localizer, and co-stimulating T cells via 4-1BB, an immune modulator protein, for the treatment of FAP-positive cancers. We expect to commence a Phase 1 clinical trial for MP0317 (FAP x CD40) in the second half of 2021.
•Expand the clinical applications of our newly unlocked next-generation CD3 capabilities. We plan to generate novel product candidates from our CD3 discovery programs, utilizing the concepts of multi-specific targeting, conditional activation, and slow activation, all of which we believe open an array of new opportunities for modulating the immune system to fight disease. We have developed methods of delivering highly specific CD3, multi-specific product candidates, starting with a tri-specific TCE for the treatment of AML.
•Leverage our proprietary libraries to expand the applicability of DARPin therapeutics. In pursuit of a sustainable and diversified portfolio, we plan to develop potentially innovative and transformational constructs directed against the most promising targets in our areas of focus. As part of this expansion, we have also developed methods of targeting pMHC complexes, which we believe provides us the capability to investigate a multitude of new targets that have previously been untargetable, both in infectious diseases and oncology.
•Maintain a strategic approach to in-house versus partnered development. To unlock and expand the full potential of our DARPin platform, we intend to independently develop and commercialize product candidates in our core focus areas, where we believe we have a clear clinical and regulatory approval pathway and the resources to commercialize successfully. To complement this approach, we also plan to collaborate with biopharmaceutical companies on product candidates that have promising utility in target areas or patient populations requiring greater global development capabilities or those outside of our strategic focus.
Summary Risk Factors
An investment in our ADSs involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. Among these risks are the following:
•We are a clinical-stage biopharmaceutical company and have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.
•Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
•We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
•The effects of health epidemics, including the ongoing COVID-19 coronavirus pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of third parties with whom we conduct business.
•We are heavily dependent on the success of our DARPin platform to identify and develop product candidates. If we or our collaborators are unable to successfully develop and commercialize product candidates based on our platform or experience significant delays in doing so, our business may be harmed.
•All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly ensovibep and MP0310 and product candidates that we have licensed to our partners, including abicipar, are prolonged or delayed, we or our collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

•Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.
•Positive results from early preclinical studies of our product candidates would not necessarily be predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we were to achieve positive results from preclinical studies, but were unable to then replicate those positive results in our later preclinical studies and ongoing or future clinical trials, we might be unable to successfully develop, obtain regulatory or marketing approval for and commercialize our product candidates.
•If any of our product candidates has negative side effects, public perception of our DARPin platform and commercial opportunities for all of our current and future product candidates could be adversely affected.
•We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
•Our COVID-19 antiviral product candidates may face significant competition from vaccines and other treatments for COVID-19 that are in development.
•Our financial prospects are dependent upon the manufacture, development and marketing efforts of our licensees. Our licensees may act in their best interest rather than in our best interest, which could materially adversely affect our business, financial condition and results of operations.
•We rely on patents and other intellectual property rights to protect our product candidates and the DARPin technology, the prosecution, grant, enforcement, defense and maintenance of which may be challenging and costly. Failure to obtain, maintain, enforce or protect these rights adequately could harm our ability to compete and impair our business.
•The base patents relating to the DARPin base technology we use to generate our DARPin product candidates, which we exclusively license from the University of Zurich, are expected to expire in September 2021, and we have elected to terminate the exclusive license agreement effective October 2021. After the base patents expire, our competitors may be able to utilize the technology claimed in such patents, which may materially adversely affect our business and competitive position.
•Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities and negative outcomes could result in adverse effects on our business.
•We depend on our information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:
•the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the offering of which this prospectus forms a part;
•exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

•to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.
We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700 million in market value of our equity securities held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these available exemptions. For example, we have presented only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus, and have taken advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. To the extent that we take advantage of these exemptions, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Since International Financial Reporting Standards make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
Implications of Being a Foreign Private Issuer
We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.
We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
Corporate Information
Our corporate name is Molecular Partners AG. We were incorporated as an Aktiengesellschaft, or AG, on November 22, 2004. Our principal executive offices are located at Wagistrasse 14, 8952 Schlieren, Switzerland. We are registered with the commercial register of the Canton of Zurich under number CHE-112.115.136. In November 2014, we completed the initial public offering of our common shares on the SIX Swiss Exchange. Our telephone number at our principal executive offices is +41 44 755 77 00. Our agent for service of process in the United States is Molecular Partners Inc. Our website address is www.molecularpartners.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this registration statement is not part of this registration statement.

THE OFFERING

ADSs offered by us	ADSs, representing common shares.

Common Shares (including common shares underlying the ADSs) to be outstanding immediately after this offering	common shares ( common shares if the underwriters exercise their option to purchase ADSs representing common shares in full).

Option to purchase additional ADSs	In addition, we have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs representing common shares to cover over-allotments.

ADSs	Each ADS represents the right to receive one common share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement to which this prospectus forms a part.

Depositary	Citibank, N.A.

Use of proceeds
We estimate that we will receive net proceeds from the offering of approximately $             (CHF             ) million, assuming an offering price of $             (CHF             ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on                 , 2021, after deducting estimated underwriting commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund our planned Phase 1 clinical trial of MP0317, to advance the development of our infectious disease program, including completion of a Phase 1 program for MP0423, to advance our liquid tumor portfolio initially in acute myeloid leukemia through Phase 1 clinical development, and leveraging our CD3 platform to develop additional product candidates thereafter, to advance our platform and other potential product candidates and for working capital and other general corporate purposes.

See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy
We have never paid or declared dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future.

See the section titled “Dividend Policy” for more information.

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.

Listing	We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “MOLN”.

Swiss listing	Our common shares are listed on the SIX Swiss Exchange under the symbol “MOLN”.
The number of common shares to be outstanding after this offering is based on a total of 29,157,793 common shares outstanding as of March 31, 2021 and excludes:
•371,646 common shares issuable upon the exercise of options at a weighted average price of CHF 6.46 ($6.86) per common share granted under our employee stock option plans but not exercised as of March 31, 2021;
•435,882 performance share units and 87,906 restricted share units granted or allocated under our employee stock option plans and long-term equity incentive plans but not vested as of March 31, 2021; and
•187,811 performance share units (net of forfeitures after March 31, 2021 of 1,076 previously granted performance share units) and 29,519 restricted share units that we granted pursuant to our long-term equity incentive plans after March 31, 2021.
Except as otherwise noted, the information in this prospectus assumes:
•no exercise by the underwriters of their option to purchase additional ADSs; and
•no exercise of outstanding options or vesting of performance share units or restricted share units subsequent to March 31, 2021.

SUMMARY FINANCIAL DATA
The following summary statement of comprehensive loss data for each of the years ended December 31, 2020 and 2019 and the summary statement of financial position data as of December 31, 2020 have been derived from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. The statements of comprehensive loss data for the three months ended March 31, 2021 and 2020 and the statement of financial position data as of March 31, 2021 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated interim financial statements on the same basis as the audited consolidated financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for these periods.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following summary financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections entitled “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Exchange Rate Information” included elsewhere in this prospectus.
We maintain our books and records in Swiss franc, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in Swiss franc. For the convenience of the reader, we have translated Swiss franc amounts (i) as of December 31, 2020 and for the year ended December 31, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, which was CHF 1.00 to $1.1311, and (ii) as of March 31, 2021 and for the three months ended March 31, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2021, which was CHF 1.00 to $1.0618. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Statements of Comprehensive Loss Data

	For the year ended December 31, 2020		For the year ended December 31, 2019	For the three months ended March 31, 2021		For the three months ended March 31, 2020
	in CHF thousands	in USD thousands	in CHF thousands	in CHF thousands	in USD thousands	in CHF thousands
Total revenues and other income(1)	9,344	10,569	20,383	977	1,037	3,805
Research and development expenses	(56,075)	(63,426)	(43,498)	(16,163)	(17,162)	(13,363)
Selling, general and administrative expenses	(11,595)	(13,115)	(13,545)	(3,344)	(3,551)	(2,662)
Operating result	(58,326)	(65,973)	(36,660)	(18,530)	(19,675)	(12,220)
Financial income	367	415	1,599	2,153	2,286	248
Financial expenses	(4,816)	(5,447)	(1,210)	(177)	(196)	(1,367)
Result before income taxes	(62,775)	(71,005)	(36,271)	(16,554)	(17,577)	(13,339)
Income taxes	11	12	(17)	—	—	(6)
Net result, attributable to shareholders	(62,764)	(70,992)	(36,288)	(16,554)	(17,577)	(13,345)
Basic and diluted net result per share(2)	(2.51)	(2.84)	(1.69)	(0.57)	(0.61)	(0.62)

(1)In the financial statements for the year ended December 31, 2020 and 2019, the Company had no other income. Accordingly, this line item for those periods was labeled Total revenue.
(2)See Note 21 to our consolidated financial statements and Note 5.12 to our condensed consolidated interim financial statements appearing elsewhere in this prospectus for a description of the method used to compute basic and diluted net result per share.

Statement of Financial Position Data

	As of March 31, 2021		As of December 31, 2020
	in CHF thousands	in USD thousands	in CHF thousands
Cash and cash equivalents plus short-term time deposits	145,603	154,601	173,721
Total assets	173,035	183,729	187,546
Additional paid-in capital	300,317	318,877	299,479
Total liabilities	(78,277)	(83,115)	(80,326)
Cumulative losses	(208,475)	(221,359)	(195,174)
Total shareholders' equity	94,758	100,614	107,220

RISK FACTORS
Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment decision. Our business, financial condition or results of operations could be adversely affected if any of these risks occurs, and as a result, the market price of the ADSs could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.
Risks Related to Our Financial Position and Need for Additional Capital
We are a clinical-stage biopharmaceutical company with limited operating history. We have incurred significant losses since our inception, and we expect to incur losses for the foreseeable future and may never achieve or maintain profitability. We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
We are a clinical-stage biopharmaceutical company with limited operating history. Since our inception, we have incurred significant operating losses, including negative net results, attributable to shareholders of CHF 62.8 million and CHF 36.3 million for the years ended December 31, 2020 and 2019, respectively. For the three months ended March 31, 2021 and 2020, we incurred negative net results, attributable to shareholders of CHF 16.6 million and CHF 13.3 million, respectively. As of March 31, 2021, we had cumulative losses of CHF 208.5 million. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs and from selling, general and administrative costs associated with our operations. In the future, we intend to continue to conduct research and development, preclinical testing, clinical trials and regulatory compliance activities that, together with anticipated selling, general and administrative expenses, will result in incurring further significant losses for the next several years. Our losses, among other things, will continue to cause our working capital and shareholders' equity to decrease. We anticipate that our expenses will increase substantially if and as we:
•advance clinical trials of ensovibep in SARS-CoV-2 positively diagnosed patients;
•complete the Phase 1a clinical trial of MP0310 in fibroblast activation protein, or FAP, positive cancer patients;
•continue to prepare for the Phase 1 clinical trial of MP0317, the second candidate in our oncology program;
•expand the clinical applications of our CD3 T cell engagement programs;
•continue the research and development of our other clinical- and preclinical-stage product candidates and discovery stage programs;
•continue the research and development of our other product candidates;
•seek to enhance our DARPin technology and build on our proprietary product pipeline;
•seek regulatory approvals for any product candidates that successfully complete clinical trials;
•establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;
•obtain, maintain, expand, protect and enforce our intellectual property and other proprietary rights and obtain licenses to third-party intellectual property;
•add clinical, regulatory, scientific, operational, financial, legal, intellectual property, compliance and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts; and

•experience any delays or encounter any issues relating to any of the above, including failed studies, ambiguous trial results, safety issues, other regulatory challenges or third party supply or manufacturing issues.
Since our inception in 2004, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through public and private placements of equity securities, upfront, milestone, option exercise, reservation fee, expense reimbursement, full time equivalent, or FTE, employees and sponsored research payments received from our collaborators, recharging of third party costs and interest income from the investment of our cash, cash equivalents and financial assets.
To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
Because of the numerous risks and uncertainties associated with pharmaceutical and biological product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other comparable foreign authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and revenue could be further delayed.
Even if we do generate product royalties or product sales, we may never achieve or sustain profitability on a quarterly or annual basis. Our failure to sustain profitability would depress the market price of the ADSs and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of the ADSs also could cause you to lose all or a part of your investment.
We may need substantial additional funding in order to complete the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development or research operations.
To date, we have funded our operations through public and private placements of equity securities, upfront, milestone, option exercise, reservation fee, expense reimbursement, FTE and sponsored research payments received from our collaborators, recharging of third party costs and interest income from the investment of our cash, cash equivalents and financial assets. We expect to require additional funding in the future to sufficiently finance our operations and advance development of our product candidates.
We expect that our existing cash, cash equivalents and investments, together with anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through at least          . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements for ensovibep, MP0310, MP0317 or our preclinical programs will depend on many factors, including:
•the progress, timing and completion of preclinical testing and clinical trials for our current or any future product candidates;
•the number of potential new product candidates we identify and decide to develop;

•the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;
•the costs involved in filing patent applications, maintaining and enforcing patents or defending against infringement, misappropriation or other claims raised by third parties;
•the maintenance of our existing license and collaboration agreements and the entry into new license and collaboration agreements;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;
•selling and marketing activities undertaken in connection with the potential commercialization of our current or any future product candidates, if approved, and costs involved in the creation of an effective sales and marketing organization; and
•the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our product candidates, if approved.
Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Further, as a Swiss corporation, we have less flexibility to raise capital than U.S. companies, particularly in a quick and efficient manner. As a result, we may not be able to access the capital markets as frequently as comparable U.S. companies. See the Risk Factor entitled “Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs” for additional information related to our ability to timely raise capital. If adequate funds are not available on commercially acceptable terms or at all when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.
The effects of health epidemics, including the ongoing COVID-19 coronavirus pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our preclinical studies and clinical trials, as well as the business or operations of third parties with whom we conduct business.
In December 2019, a novel strain of coronavirus disease that causes COVID-19 was identified in Wuhan, China. The SARS-CoV-2 coronavirus has spread to a number of countries globally, and the disease outbreak was declared a pandemic by the World Health Organization in March 2020. More recently, other, potentially more infectious, variants of the SARS-CoV-2 coronavirus have been identified. The outbreak and government measures and regulations taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In response to the spread of COVID-19, we requested most of our employees that are not required to work in the laboratory to work remotely. As the result of the pandemic, we may experience disruptions that could impact our business, preclinical studies and clinical trials, including:
•delays or difficulties in commencing enrollment of patients or healthy volunteers in our clinical trials;
•delays or difficulties in securing clinical trial site locations, and delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•delay of submissions to, and approvals of, regulatory authorities;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures that are deemed non-essential, which may impact the integrity of subject data and clinical study endpoints;
•interruption or delays in the operations of regulatory authorities, which may impact review and approval timelines, including delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;
•interruptions in preclinical studies due to restricted or limited operations at our facilities; limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and
•interruption or delays to our sourced discovery and clinical activities.
For example, our Phase 1 trial of ensovibep, our lead COVID-19 antiviral product candidate, experienced a temporary delay from December 2020 through April 2021 due to an inability to dose healthy volunteers in the UK resulting from government restrictions that were imposed at the end of 2020 in connection with the COVID-19 pandemic. Dosing for the Phase 1 trial of ensovibep recommenced, and was subsequently completed, in April 2021.
The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak ultimately impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in Switzerland, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in countries around the world to contain and treat the disease.
Raising additional capital may cause dilution to holders of our common shares or purchasers of ADSs in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our operations with our existing cash, cash equivalents and current financial assets, the net proceeds from this offering, revenue from our collaborations and interest income from the investment of our cash, cash equivalents and financial assets. In order to further advance development of our product candidates, discover additional product candidates and pursue our other business objectives, however, we will need to seek additional funds.
We cannot guarantee that future financing will be available in sufficient amounts or on commercially reasonable terms, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our common shares or the ADSs and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs and our common shares to decline. The sale of additional equity or convertible securities would dilute all of our existing shareholders and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Further, any additional fundraising efforts may divert our management from its day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any of our product candidates, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
Risks Related to the Development and Clinical Testing of Our Product Candidates
We are heavily dependent on the success of our DARPin platform to identify and develop product candidates. If we or our collaborators are unable to successfully develop and commercialize product candidates based on our platforms or experience significant delays in doing so, our business may be harmed.
We are heavily dependent on the success our DARPin platform technology and the product candidates currently in our core programs. Our commercial prospects will be heavily dependent on product candidates identified and developed using our DARPin platform. To date, we have invested substantially all of our efforts and financial resources to identify, acquire intellectual property for, and develop our DARPin platform technology and our programs, including conducting preclinical studies and early-stage clinical trials, and providing general and administrative support for these operations.
We may not be successful in our efforts to further develop our DARPin platform technology and current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Each of our product candidates will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.
All of our product candidates are in preclinical or various stages of clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our product candidates, particularly ensovibep and MP0310 and product candidates that we have licensed to our partners, including abicipar, are prolonged, delayed or not commercially viable, we or our collaborators may be unable to obtain required regulatory approvals, and therefore may be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.
To obtain the requisite regulatory approvals to market and sell any of our product candidates, we or our collaborators for such candidates must demonstrate through extensive preclinical studies and clinical trials that our products are safe, pure and potent or effective in humans. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Additionally, clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful.
We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. For example, our Phase 1 trial of ensovibep, our lead COVID-19 antiviral product candidate, experienced a temporary delay from December 2020 through April 2021 due to an inability to dose healthy volunteers in the UK resulting from government restrictions that were imposed at the end of 2020 in connection with the COVID-19 pandemic. Dosing for the Phase 1 trial of ensovibep recommenced, and was subsequently completed, in April 2021.
Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:
•delays in or failure to obtain regulatory approval to commence a trial;

•delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•delays in or failure to obtain institutional review board, or IRB, or ethics committee approval at each site;
•delays in or failure to recruit suitable patients to participate in a trial;
•failure to have patients complete a trial or return for post-treatment follow-up;
•clinical sites deviating from trial protocol or dropping out of a trial;
•adding new clinical trial sites;
•manufacturing sufficient quantities of product candidate for use in clinical trials;
•third-party actions claiming infringement by our product candidates in clinical trials and obtaining injunctions interfering with our progress;
•safety or tolerability concerns could cause us or our collaborators, as applicable, to suspend or terminate a trial if we or our collaborators find that the participants are being exposed to unacceptable health risks;
•changes in regulatory requirements, policies and guidelines;
•lower than anticipated retention rates of patients and volunteers in clinical trials;
•our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•delays in establishing the appropriate dosage levels in clinical trials;
•the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results; and
•the quality or stability of the product candidate falling below acceptable standards; and
•the impact of the ongoing COVID-19 pandemic, which may slow potential enrollment, reduce the number of eligible patients for potential clinical trials, cause delays in clinical trials, or delays or difficulties in shipping and delivering in a timely manner supplies, samples or products required for our operations.
We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted or ethics committees, by the Data Review Committee, or DRC, or Data Safety Monitoring Board, or DSMB, for such trial or by the EMA, the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the EMA, the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, changes in local regulations as part of a response to the COVID-19 pandemic may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or cause us to discontinue the clinical trials altogether. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or result in the development of our product candidates being stopped early.
Clinical trials must be conducted in accordance with the FDA, the EMA and other applicable regulatory authorities' legal requirements and regulations, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted or ethics committees. In addition, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, requirements and other regulations. Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with Good Clinical Practice, or GCP, requirements. To the extent our collaborators or the CROs or investigators fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.
Further, conducting clinical trials in multiple countries, such as the Phase 2/3 global registration study for ensovibep, our lead COVID-19 antiviral product candidate, which is initiating enrollment in May 2021, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with adhering to good clinical practices, regulations and other foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
In addition, future clinical trials that could be conducted in countries outside Switzerland, the European Union and the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-European Union and non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA or the EMA, and different standards of diagnosis, screening and medical care.
We may not be successful in our efforts to use and expand our platform to build a pipeline of product candidates with commercial value.
A key element of our strategy is to use and expand our platform to build a pipeline of product candidates and progress these product candidates through clinical development. So far none of the products candidates originating from our platform has received marketing approval from the FDA or other regulatory authorities. The scientific discoveries that form the basis for our efforts to discover and develop targeted oncology therapeutic candidates for cancer patients are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. There can be no assurance that any development problems we may experience in the future related to our platform will not cause significant delays or unanticipated costs or that such development problems can be solved. Even if we are successful in building our pipeline of product candidates, the potential product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance.
Our COVID-19 antiviral product candidates may face significant competition from vaccines and other treatments for COVID-19 that are in development.
Many biotechnology and pharmaceutical companies are developing treatments for COVID-19 or vaccines against severe acute respiratory syndrome coronavirus 2, or SARS-CoV-2, the virus that causes COVID-19, and any treatment we may develop could face significant competition. Many of these companies, which include large pharmaceutical companies, have greater resources for development, manufacturing and established commercialization capabilities. These companies may develop treatments more rapidly or effectively than we do, may develop a treatment that becomes the standard of care, may develop a treatment at a lower cost, superior formulation or more convenient way of administration, or may be more successful at commercializing an approved treatment, all of which could adversely impact our business. As a result, we or our partner Novartis may not be able to successfully commercialize our COVID-19 antiviral product candidates for the treatment of COVID-19, even if approved, or compete with other treatments or vaccines, which could adversely impact our business and operations.
Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.
In order to obtain FDA or EMA approval to market a new pharmaceutical or biological product we must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned Investigational New Drug application, or IND, in the United States, or a Clinical Trial Authorization Application, or CTA, in Europe. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or EMA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of these product candidates. Thus, we cannot be sure that we will be able to submit INDs or CTAs for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or CTAs will result in the FDA or EMA allowing clinical trials to begin.
Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per product candidate. Delays associated with product candidates for which we are directly conducting preclinical testing and studies may cause us to incur additional operating expenses. We may encounter similar or different safety issues in this trial or our other clinical trials in the future. Moreover, we may continue to be affected by delays associated with the preclinical testing and studies of certain product candidates conducted by our potential partners over which we have no control. The commencement and rate of completion of preclinical studies and studies for a product candidate may be delayed by many factors, including, for example:
•the inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;
•delays in reaching a consensus with regulatory agencies on study design; and
•the FDA or EMA not allowing us to rely on previous findings of safety and efficacy for other similar but approved products and published scientific literature.
Moreover, even if clinical trials do begin for our preclinical programs, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy to obtain the requisite regulatory approvals for any of our product candidates or product candidates employing our technology.
Positive results from early preclinical studies of our product candidates would not necessarily be predictive of the results of later preclinical studies and any ongoing or future clinical trials of our product candidates. If we were to achieve positive results from preclinical studies, but were unable to then replicate those positive results in our later preclinical studies and ongoing future clinical trials, we might be unable to successfully develop, obtain regulatory or marketing approval for and commercialize our product candidates.
Any positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or any future clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results. For example, while we have observed biological activity in patient samples following administration of an initial dose in our ongoing MP0310 Phase I clinical trial, there can be no assurance that such biological activity will be similarly observed and maintained following administration of additional doses or any drop in biological activity could be overcome with additional development regarding more frequent dosing regimens, in each case with respect to our ongoing MP0310 Phase 1 trial or in future clinical trials with respect to our MP0310 program or in any of our other current or future product candidates, including MP0317, the second candidate in our oncology program. In addition, positive results in later stage clinical trials of one of our product candidates in an indication may not be predictive of the safety or efficacy of our other product candidates in other indications, even if they employ a similar mechanism of action.
Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. For example, immuno-oncology therapeutics can result in the creation of anti-drug antibodies that can neutralize the effects of the product, or require that higher doses be used to obtain a therapeutic effect. Whether anti-drug antibodies will be created and how they react can often not be predicted from nonclinical or even clinical studies, and their detection or appearance can be delayed. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.
Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.
Some of our product candidates, such as AMG 506 (MP0310) and MP0317, the lead product candidates from our oncology program, utilize novel mechanisms of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects. Regulatory approval of novel product candidates such as ours can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. The novelty of our mechanism of action may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. The novel mechanisms of action also means that fewer people are trained in or experienced with product candidates of such type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. Any such events could adversely impact our business prospects, financial condition and results of operations.
Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our product development strategy.
As one of the key elements of our clinical development strategy, we seek to identify patient subsets within a disease category who may derive selective and meaningful benefit from the product candidates we are developing. In collaboration with partners, we may develop companion diagnostics to help us to more accurately identify patients within a particular subset, both during our clinical trials and in connection with the commercialization of our product candidates.
Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate regulatory approval prior to commercialization. The FDA generally expects contemporaneous regulatory approvals of the companion diagnostic and the therapeutic product. We do not develop companion diagnostics internally and thus we are dependent on the sustained cooperation and effort of third-party collaborators in developing and obtaining regulatory approval for these companion diagnostics. We and our collaborators may encounter difficulties in developing and obtaining approval for the companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility or clinical validation. Any delay or failure by our collaborators to develop or obtain regulatory approval of the companion diagnostics could delay or prevent approval of our product candidates.
In addition, our collaborators may encounter production difficulties that could constrain the supply of the companion diagnostics, and both they and we may have difficulties gaining acceptance of the use of the companion diagnostics in the clinical community. If such companion diagnostics fail to gain market acceptance, it would have an adverse effect on our ability to derive revenues from sales of our products. In addition, the diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic that we anticipate using in connection with development and commercialization of our product candidates or our relationship with such diagnostic company may otherwise terminate.
We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.
The results of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.
Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could harm our business and operating results.
Interim, topline and preliminary data from our clinical trials that we announce or publish may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publish interim, topline or preliminary data from our clinical trials. Preliminary and interim data from our clinical trials may change as more patient data become available. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary and interim data should be viewed with caution until the final data are available. Adverse changes in the final data compared to the interim data could significantly harm our business prospects.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the preliminary and interim data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
Because the number of patients in certain of our clinical trials is small, the results from such trials may be less reliable than results achieved in larger clinical trials.
A study design that is considered appropriate includes a sufficiently large sample size with appropriate statistical power to allow a meaningful interpretation of the results. The preliminary results of studies with smaller sample sizes can be disproportionately influenced by the impact the treatment had on a few individuals, which limits the ability to generalize the results across a broader community, thus making the study results less reliable than studies with a larger number of subjects.

Our product candidates may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.
Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign authorities. While our preclinical and clinical studies for our product candidates to date have generally been well tolerated from a risk-benefit perspective, the results from ongoing and future trials may not support this conclusion.
The results of future clinical studies may show that our product candidates cause undesirable or unacceptable side effects or even death. In such an event, our trials could be suspended or terminated and the FDA, the EMA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our prospects significantly. Further, because all of our product candidates and preclinical programs are based on our DARPin technology, any adverse safety or efficacy findings related to any product candidate or preclinical program may adversely impact the viability of our other product candidates or preclinical programs.
Additionally, if any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw approvals of such products and require us to take our approved product off the market;
•regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
•regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the product outweigh its risks;
•we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
•sales of the product may decrease significantly;
•we may be subject to litigation or product liability claims; and
•our reputation may suffer.
Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.
If any of our product candidates has negative side effects, public perception of our DARPin platform and commercial opportunities for all of our current and future product candidates could be adversely affected.
Adverse side effects that may be caused by any of our product candidates could negatively impact the public perception of and commercial opportunities for all of our product candidates. The clinical and commercial success of our product candidates will depend in part on the absence of negative side effects caused by our product candidates. Even if an adverse side effect that results from one of our product candidates is unlikely to occur in our other product candidates, all of our product candidates could be adversely affected because the negative side effect may be perceived to be a likely side effect of all of our product candidates. In the clinical trials performed by

AbbVie for abicipar in wet AMD, for example, ocular inflammation has been reported as an undesirable side effect. In June 2020, the FDA sent a CRL to AbbVie stating that ocular inflammation results in an unfavorable benefit-risk ratio in the treatment of nAMD. However unlikely it is that ocular inflammation will be a side effect of our other product candidates in indications outside of ophthalmology, the public may perceive our DARPin technology or our product candidates to pose a heightened risk of inflammation, thus negatively affecting the commercial opportunities of our current and future product candidates. Additionally, in our ongoing Phase 1 clinical trial of MP0310 in FAP positive cancer patients, we observed protocol defined infusion-related reactions, or IRRs, in 12 of 23 patients. These adverse events may negatively affect the perception of the DARPin technology platform, the commercial opportunity for our product candidates or cause us to suspend clinical trials.
We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.
The market for pharmaceutical products is highly competitive. Our competitors include many established pharmaceutical companies, biotechnology companies, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than us. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. Smaller and early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. The fields in which we operate are characterized by rapid technological change and innovation. There can be no assurance that our competitors are not currently developing, or will not in the future develop, technologies and products that are equally or more effective or are more economically attractive as any of our current or future technology or product. Competing products or technology platforms may gain faster or greater market acceptance than our products or technology platform and medical advances or rapid technological development by competitors may result in our product candidates or technology platforms becoming non-competitive or obsolete before we are able to recover our research and development and commercialization expenses. Additionally, certain of our product candidates may be administered in combination with approved pharmaceutical products. Our ability to develop and ultimately commercialize our product candidates used in combination with other therapies will depend on our ability to access these drugs on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that current or potential future commercial relationships will provide us with a sufficient supply of these drugs on commercially reasonable terms or at all. If we, our product candidates or our technology platforms do not compete effectively, it may have an adverse effect on our business and results of operation.
We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts and business could be adversely affected.
Identifying and qualifying patients to participate in our clinical trials is critical to our success. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies. Since some of our product candidates could be focused on addressing sub-groups of cancer patients, there are limited patient pools from which to draw in order to complete our clinical trials in a timely and cost-effective manner. Furthermore, if the actual number of patients with these pathologies is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our drug candidates. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials.
Furthermore, our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results we may report in clinical trials of one of our product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Changes in government regulations in response to the COVID-19 outbreak may require us to change the ways in which our clinical trials are conducted, which could result in delays. For example, our Phase 1 trial of ensovibep, our lead COVID-19 antiviral product candidate, experienced a temporary delay from December 2020 through April 2021 due to an inability to dose healthy volunteers in the UK resulting from government restrictions that were imposed at the end of 2020 in connection with the COVID-19 pandemic. Dosing for the Phase 1 trial of ensovibep recommenced, and was subsequently completed, in April 2021.
Additionally, our ability to successfully initiate, enroll and complete clinical trials in foreign countries is subject to numerous risks unique to conducting business in foreign countries, including:
•different standards for the conduct of clinical trials;
•difficulty in identifying and partnering with qualified local consultants, physicians and partners; and
•the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology research and products.
We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the current and future use of product candidates by us and our corporate collaborators in clinical trials, and the potential sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, our corporate collaborators or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could adversely affect the market for our product candidates or any prospects for commercialization of our product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:
•decreased demand for our products due to negative public perception and injury to our reputation;
•withdrawal of clinical trial participants or difficulties in recruiting new trial participants;
•initiation of investigations by regulators;
•costs to defend or settle the related litigation;
•a diversion of management's time and our resources;
•substantial monetary awards to trial participants or patients;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenues from product sales; and
•the inability to commercialize any of our product candidates, if approved.

Although we maintain adequate clinical trial insurance for our product candidates, it is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired. Should any of the events described above occur, this could have an adverse effect on our business and results of operations.
We conduct clinical trials for our product candidates outside the United States, and the FDA and similar foreign regulatory authorities may not accept data from such trials.
We also conduct clinical trials outside the United States, including in Europe and are likely to continue to do so in these or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.
The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA, the EMA and comparable foreign authorities is unpredictable but typically takes many years, if obtained at all, following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate or product candidates licensed to our partners and it is possible that none of such existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.
Our product candidates could fail to receive regulatory approval for many reasons, including the following:
•the FDA, the EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, including the size of our clinical trials or the doses tested;
•we may be unable to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that a product candidate is safe, pure and potent or effective for its proposed indication;
•the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or comparable foreign regulatory authorities for approval;
•we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

•the FDA, the EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials or may require us to test additional dose regimens of our product candidates;
•the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a Biologics License Application, or BLA, to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;
•the FDA, the EMA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•the approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business. The FDA, the EMA and other comparable foreign authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.
We may seek fast-track designation for some or all of our product candidates, but we may not receive such designation, and even if we do, it may not lead to a faster development or regulatory review or approval process, and will not increase the likelihood that such product candidates will receive marketing approval.
We may seek fast-track designation and review for some or all of our product candidates. For example, our clinical development strategy for ensovibep, our lead COVID-19 antiviral therapeutic product candidate, aims to achieve potential emergency use authorization. If a drug is intended for the treatment of a serious or life-threatening condition or disease, and nonclinical or clinical data demonstrate the potential to address an unmet medical need, the product may qualify for FDA fast track designation, for which sponsors must apply. The FDA has broad discretion whether or not to grant this designation. Thus, even if we or our collaborators believe a particular product candidate is eligible for this designation, the FDA may decide not to grant it. Moreover, even if we do receive fast track designation, we or our collaborators may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from the clinical development program.
Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.
If the FDA, the EMA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, recordkeeping, exporting and importing for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate.

Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;
•restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;
•fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;
•refusal by the FDA, the EMA or comparable foreign regulatory authorities to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;
•product seizure or detention, or refusal to permit the import or export of our product candidates; and
•injunctions or the imposition of civil or criminal penalties.
The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.
In addition, if any of our product candidates is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label based on the physician’s independent medical judgement. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.
Our product candidates are classified as biologics in the United States and, therefore, can only be sold if we obtain a BLA from the FDA. The holder of a BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of a BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Failure to comply with a BLA or any other ongoing regulatory obligation may result in suspension of approval to manufacture or distribute the relevant product, as well as fines or imprisonment for violations.
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we or one of our distributors, licensees or co-marketers are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, the policies and executive actions of the Biden administration may impact our business and industry. It is difficult to predict how these policies and executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these policies or executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.
Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for our lead product candidates, our business, financial condition and results of operations could be adversely affected.
Risks Related to Commercialization of Our Product Candidates
Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.
In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.
Among the provisions of the ACA of importance to our potential product candidates are the following:
•an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;
•expansion of manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price," or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
•expanding the types of entities eligible for the 340B drug discount program;
•establishing the Medicare Part D coverage gap discount program, which requires manufacturers to now provide 70% point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient products to be covered under Medicare Part D;
•a licensure framework for follow-on biologic products;

•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and
•establishment of the Center for Medicare and Medicaid Innovation within Centers for Medicare & Medicaid, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.
There have been, executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the Tax Act, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by U.S. Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional U.S. Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health & Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects. It is also possible that additional governmental action will be taken in response to the COVID-19 pandemic.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our current or any future products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.
We may be subject to healthcare laws, regulation and enforcement. Our failure to comply with these laws could harm our results of operations and financial conditions.
Although we do not currently have any products on the market, our current and future operations may be directly, or indirectly through our relationships with healthcare providers, healthcare institutions, patients, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws impact, among other things, our proposed sales, marketing and education programs and constrain our business and financial arrangements and relationships with third-party payors, healthcare professionals and healthcare institutions who participate in our clinical research programs, healthcare professionals and others who recommend, purchase, or provide our approved products, and other parties through which we market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Finally, our current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid;
•the U.S. federal civil and criminal false claims and civil monetary penalties laws, including, without limitation, the civil False Claims Act (which can be enforced through "qui tam," or whistleblower actions, by private citizens on behalf of the federal government), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent or for knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government;
•the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by certain health plans, healthcare clearinghouses and healthcare providers, known as covered entities, as well as their business associates that perform certain services involving the use, disclosure or transmission of individually identifiable health information for or on behalf of a covered entity, and their covered subcontractors;
•the U.S. Federal Food, Drug, and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•the U.S. federal physician payment transparency legislation, commonly referred to as Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, and, beginning in 2022, will require applicable manufacturers to report information regarding payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified nurse midwives;

•analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities, state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and
•European and other foreign law equivalents of each of the above laws, including reporting requirements detailing interactions with and payments to healthcare providers.
It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of our operations.
The risk of us being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. For example, the definition of the “remuneration” under the U.S. federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the U.S. federal Anti-Kickback Statute is violated.
Additionally, recent healthcare reform legislation has strengthened federal and state healthcare fraud and abuse laws. For example, the ACA amends the intent requirement of the U.S. federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.
Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.
The availability of coverage and adequate reimbursement by third-party payors, including governmental healthcare programs such as Medicare and Medicaid, private health insurers and managed care organizations, is essential for most patients to be able to afford products such as our product candidates, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for products by third-party payors will have an effect on our ability to successfully commercialize, and attract additional collaboration partners to invest in the development of our product candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.
Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of existing drugs may limit the amount we will be able to charge for our product candidate. Third-party payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If coverage and reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.
There is significant uncertainty related to the third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.
Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.
In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.
Moreover, increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
The future commercial success of our product candidates will depend on the degree of market acceptance of our potential products among physicians, patients, healthcare payors and the medical community.
Our product candidates are at varying stages of development and we may never have a product that is commercially successful. To date, we have no product authorized for marketing. Our lead product candidates are in the relatively early stages of clinical development. Our lead product candidates will require further clinical investigation, regulatory review, significant marketing efforts and substantial investment before they can provide us with any revenues. Furthermore, when available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. If our products are not accepted, we may need to increase our efforts to educate the medical community and third-party payors on the benefits of our products, which may require significant resources and may never be successful. Market acceptance of our future products by physicians, patients and healthcare payors will depend on a number of factors, many of which are beyond our control, including:
•the wording of the product label;
•changes in the standard of care for the targeted indications for any product candidate;
•sales, marketing and distribution support;
•potential product liability claims;
•acceptance by physicians, patients and healthcare payors of each product as safe and effective;
•relative convenience, ease of use, ease of administration and other perceived advantages over alternative products;
•availability of coverage and adequate reimbursement from third-party payors and the willingness of patients to pay out-of-pocket in the absence of adequate reimbursement;
•prevalence and severity of adverse events or publicity;
•limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, package labeling or instructions for use;
•the cost of treatment with our products in relation to alternative treatments;
•the extent to which products are approved for inclusion and reimbursed on formularies of hospitals and managed care organizations; and
•whether our products are designated in the label, under physician treatment guidelines or under reimbursement guidelines as a first-line, second-line, third-line or last-line therapy.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched. Furthermore, even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues. In addition, upon exercise by Novartis of its option to in-license ensovibep and MP0423, we would be entitled to royalties on future commercial sales in certain territories but have agreed to forgo royalties in other territories, including lower income countries; if our product candidates are commercialized more largely in territories for which we have agreed to forgo royalties, this could have a material adverse impact on our revenues and financial results.
We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable collaboration partners.
We do not have a sales or marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into collaboration or license arrangements with third parties.
To the extent possible, we may establish our own sales and marketing capabilities and promote our product candidates if and when regulatory approval has been obtained in the major European Union countries and the United States for certain of our product candidates. There are risks involved should we decide to establish our own sales and marketing capabilities or enter into arrangements with third parties to perform these services. Even if we establish sales and marketing capabilities, we may fail to launch or market our products effectively since we have no experience in the sales and marketing of pharmaceutical products. In addition, recruiting and training a sales force is expensive and time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. Factors that may inhibit our efforts to commercialize our products on our own include:
•our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;
•the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines;
•unforeseen costs and expenses associated with creating an independent sales and marketing organization; and
•costs of marketing and promotion above those anticipated by us.
If we enter into arrangements with third parties to perform sales and marketing services, our product revenues or profitability could be lower than if we were to market and sell any products that we develop ourselves. Such collaborative arrangements may place the commercialization of our products outside of our control and would make us subject to a number of risks including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator's willingness or ability to complete its obligations, and our obligations under our arrangements, may be adversely affected by business combinations or significant changes in our collaborator's business strategy. In addition, we may not be successful in entering into arrangements with third parties to sell and market our products or may be unable to do so on terms that are favorable to us. Acceptable third parties may fail to devote the necessary resources and attention to sell and market our products effectively.
If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our products, which in turn would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.
We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to U.S. Congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of our product candidates or any future product candidates may be delayed, and our business will be harmed.
For planning purposes, we estimate the timing of achieving various scientific, clinical, regulatory, and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of clinical trials, receipt of regulatory approval, or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achieving the milestones to vary considerably from our estimates, including:
•our available capital resources or capital constraints we experience;
•the rate of progress, costs, and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;
•our ability to identify and enroll patients who meet clinical trial eligibility criteria;
•our receipt of approvals by the FDA, EMA and comparable foreign regulatory authorities, and the timing thereof;
•other actions, decisions, or rules issued by regulators;
•our ability to access sufficient, reliable, and affordable supplies of materials used in the manufacture of our product candidates;
•our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;
•the efforts of our collaborators with respect to the commercialization of our approved products, if any; and
•the securing of, costs related to, and timing issues associated with, commercial product manufacturing, as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our current or any future product candidates may be delayed, and our business, results of operations, financial condition, and prospects may be adversely affected.
Risks Related to Our Business and Industry
Nearly all aspects of our activities are subject to substantial regulation. No assurance can be given that any of our product candidates will fulfill regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals and withdrawal of approvals, as well as fines.
The international biopharmaceutical and medical technology industry is highly regulated by the FDA, the EMA and other comparable foreign authorities and by other national or supra-national regulatory authorities that impose substantial requirements covering nearly all aspects of our activities notably on research and development, manufacturing, preclinical tests, clinical trials, labeling, marketing, sales, storage, record keeping, promotion and pricing of our product candidates. Such regulation is further subject to regular review by the FDA, the EMA and other comparable foreign authorities which may result in changes in applicable regulation. If we do not comply with one or more of these requirements in a timely manner, or at all, our product development could experience significant delays as a result of the FDA, the EMA or other comparable regulatory authorities recommending non-approval or restrictions on approval of a product candidate, leading to an inability to successfully commercialize any of our product candidates, which would materially harm our business. Any failure of any of our product candidates in clinical studies or to receive regulatory approval could have a material adverse effect on our business, results of operations and financial condition. If any of our product candidates fails to obtain approval on the basis of any applicable condensed regulatory approval process, this will prevent such product candidate from obtaining approval in a shortened time frame, or at all, resulting in increased expenses which would materially harm our business.
Compliance with requirements laid down by local regulatory authorities is necessary in each country where we, or any of our partners or licensees, conduct said activities in whole or in part. Local regulatory authorities notably include the EMA and the FDA. In order to market our future products in regions such as the European Economic Area, United States of America, Asia Pacific and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedures vary among countries and can require additional clinical testing, and the time required to obtain approval may differ from that required to obtain for example FDA or EMA approval. Moreover, clinical studies conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA or EMA does not ensure approval by the comparable foreign authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA.
There can be no assurance that our product candidates will fulfil the criteria required to obtain necessary regulatory approval to access the market. Also, at this time, we cannot guarantee or know the exact nature, precise timing and detailed costs of the efforts that will be necessary to complete the remainder of the development of our research programs and products candidates. Each of the FDA, the EMA and other comparable foreign authorities may impose its own requirements, may discontinue an approval or revoke a license, may refuse to grant approval, or may require additional data before granting approval, notwithstanding that approval may have been granted by the FDA, the EMA or one or more other comparable foreign authority. The FDA, the EMA or other comparable foreign authorities may also approve a product candidate for fewer or more limited indications or patient sub-segments than requested or may grant approval subject to the performance of post-marketing studies. The EMA's, the FDA's or other regulatory authority's approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control. Such reasons could include, among others, the production process or site not meeting the applicable requirements for the manufacture of regulated products, or the products not meeting applicable requirements for safety, purity or potency, or efficacy, during the clinical development stage or after marketing. No assurance can be given that clinical trials will be approved the FDA, the EMA or other comparable foreign authorities or that products will be approved for marketing by such regulatory authorities in any pre-determined indication or intended use. Any of the FDA, the EMA and other comparable foreign authorities may disagree with our interpretation of data submitted for their review.
We and our collaborative partners are, or may become subject to, numerous ongoing other regulatory obligations, such as data protection, environmental, health and safety laws and restrictions on the experimental use of animals.

The costs of compliance with such applicable regulations, requirements or guidelines could be substantial, and failure to comply could result in sanctions, including fines, injunctions, civil penalties, denial of applications for marketing authorization of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly increase our or our collaborative partners' costs or delay the development and commercialization of our product candidates.
Changes in funding for the FDA, the SEC, and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC, and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.
Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.
Because we are subject to environmental, health and safety laws and regulations, we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities which may adversely affect our business.
Our operations, including our research, development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
Our professional liability insurance and our accident insurance, which cover for costs and expenses we may incur due to environmental liability that may be asserted against us or due to injuries to our employees resulting from the use of hazardous materials, may not provide adequate coverage against potential liabilities.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be adversely affected.
Further with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our product candidates or products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.
Our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaboration partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and negligent conduct or unauthorized activities that violate: the regulations of the FDA, the EMA and other comparable foreign authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; manufacturing standards; federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; or laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.
Our high dependency on public perception of our products may negatively influence the success of these products.
If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our products. We could be adversely affected if we were subject to negative publicity or if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients' use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our business and results of operations.
Future adverse events in research into the oncology and virology fields that we focus our research efforts on, or the biopharmaceutical industry more generally, could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates.

Failure to successfully identify, develop and commercialize additional products or product candidates could impair our ability to grow.
Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our product candidates in our current pipeline, a key element of our long-term growth strategy is to develop and market additional products and product candidates. Because we have limited managerial resources, research programs to identify product candidates will require substantial additional technical, financial and human resources, whether or not any product candidates are ultimately identified. The success of this strategy depends partly upon our ability to identify, select and develop promising product candidates and products. Our technology platforms may fail to discover and to generate additional product candidates that are suitable for further development. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our DARPin technology approach, we may not be able to obtain product or collaboration revenues in future periods, which would adversely affect our business and results of operations.
We may expend our limited resources to pursue a particular DARPin product candidate or indication and fail to capitalize on DARPin product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we focus on research programs and DARPin product candidates for specific indications, mode of actions or targets. As a result, we may forego or delay pursuit of opportunities with other DARPin product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and DARPin product candidates for specific indications may not yield any commercially viable products.
If we do not accurately evaluate the commercial potential or target market for a particular DARPin product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights.
Service or supply failures, or other failures, business interruptions or other disasters affecting the manufacturing facilities of any party participating in the supply chain would adversely affect our ability to supply our products.
Our product candidates are biologics and require processing steps that are more difficult than those required for most chemical pharmaceuticals. Accordingly, multiple steps are needed to control the manufacturing processes. Problems with these manufacturing processes, even minor deviations from the normal process or from the materials used in the manufacturing process, which may not be detectable by us in a timely manner, could lead to product defects or manufacturing failures, resulting in lot failures, product recalls, product liability claims and insufficient inventory.
Also, certain raw materials or other products necessary for the manufacture and formulation of our product candidates, some of which are difficult to source, are provided by single-source unaffiliated third-party suppliers. The COVID-19 pandemic has caused delays and difficulties in the timely shipping and delivery of supplies, samples and products required for our clinical trials. In addition, we rely on certain third parties to perform filling, finishing, distribution, laboratory testing and other services related to the manufacture of our product candidates, and to supply various raw materials and other products. We would be unable to obtain these raw materials, other products, or services for an indeterminate period of time if any of these third parties were to cease or interrupt production or otherwise fail to supply these materials, products, or services to us for any reason, including due to regulatory requirements or actions (including recalls), adverse financial developments at or affecting the supplier, failure by the supplier to comply with cGMPs, contamination, business interruptions, or labor shortages or disputes. In any such circumstances, we may not be able to engage a backup or alternative supplier or service provider in a timely manner or at all. This, in turn, could materially and adversely affect our ability to supply product candidates, which could materially and adversely affect our business and future prospects.

We may develop our DARPin platform and other current or future product candidates, in combination with other therapies, which exposes us to additional risks.
We may develop our DARPin platform and other current or future product candidates in combination with one or more currently approved therapies. Even if any product candidates we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities could revoke approval of the therapy used in combination with our DARPin platform or any other current or future product candidates or that safety, efficacy, manufacturing, or supply issues could arise with these existing therapies. This could result in our own product candidates being removed from the market or being less successful commercially.
We may also evaluate our DARPin platform or any other current or future product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. For example, we entered into a collaboration agreement with Amgen in December 2018 to evaluate AMG 506 (MP0310) in combination with Amgen`s oncology pipeline products, including its investigational bispecific TCE, or BiTE®, molecules. We will not be able to market and sell our DARPin product candidates or any product candidate we develop in combination with any such unapproved therapies that do not ultimately obtain marketing approval. These unapproved therapies may face the same risks described with respect to our product candidates, including the emergence of adverse events and delays in their clinical trials. If the FDA or comparable foreign regulatory authorities do not approve these other therapies or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the therapies we choose to evaluate in combination with our DARPin product candidates or any other product candidate we develop, we may be unable to obtain approval of or market our DARPin product candidates or any other product candidate we develop.
Failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.
Data protection (i.e., laws and regulations that address privacy and data security) has become a significant issue in the United States, Europe and in many other countries and jurisdictions where we operate our business. We and any potential collaborators may be subject to U.S. federal, state, and foreign data protection laws, rules and regulations. In the United States, numerous federal and state laws, rules and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, storage, retention, security, disclosure, and transfer of personal information, including health-related personal information, could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations. Depending on the facts and circumstances, we may be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA.
Several jurisdictions, including the United States, Switzerland, the EU, its member states, the United Kingdom, Japan, Australia, among others, have adopted legislation and regulations that govern, increase or change the requirements governing the collection, use, storage, retention, security, disclosure and transfer of the personal information of individuals in these jurisdictions. In the United States, the state of California enacted legislation, the California Consumer Privacy Act, or CCPA, effective January 1, 2020, which increases the requirements governing the collection, use, security, disclosure and transfer of the personal information of individuals in the state of California. Further, California voters recently passed the California Privacy Rights Act (CPRA), which will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of noncompliance and penalties for noncompliance.
The EU’s General Data Protection Regulation, or GDPR, as well as EU member state implementing legislation, apply to the collection and processing of personal data, including health-related information, by companies located in the EU, and in certain circumstances, outside of the EU, and processing personal information of individuals located in the EU. EU member states are also able to legislate separately on health and genetic data, and we must comply with these local laws where we operate. Additionally, the United Kingdom implemented the Data Protection Act, effective May 2018 and statutorily amended in 2019, that contains provisions, including its own derogations, for how the GDPR is applied in the United Kingdom. These developments could increase the risk of non-compliance and the costs of providing our products and operating our business in a compliant manner. From the beginning of 2021 (when the transitional period following Brexit expired), companies have to continue to comply with the GDPR and also the Data Protection Act. The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinances are expected to enter into force in 2022. This revised law may result in an increase of costs of compliance, risks of noncompliance and penalties for noncompliance. Similarly, on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal data, or APPI. The APPI broadly regulates the processing of personal data in a manner comparable to the GDPR, and violators of the APPI face substantial penalties.
These data privacy and security laws impose strict obligations related to the collection, use, storage, retention, security, disclosure, and transfer of personal data, including health-related information. This includes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal data is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their personal data).
The GDPR prohibits the transfer of personal data to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. The transfer of personal data to countries outside of the EEA must be subject to an approved compliance mechanism. Switzerland has adopted similar restrictions under the DPA. On July 16, 2020, the Court of Justice of the European Union issued a decision invalidating the EU-US Privacy Shield framework, which companies had generally relied upon for the transfer of data from the European Union (“EU”) to the United States, on the grounds that the EU-US Privacy Shield failed to offer adequate protections to EU personal data transferred to the United States. While the Court of Justice upheld the use of other data transfer mechanisms, such as the Standard Contractual Clauses, the decision has led to some uncertainty regarding the use of such mechanisms for data transfers to the United States, and the court made clear that reliance on Standard Contractual Clauses alone may not necessarily be sufficient in all circumstances. The use of Standard Contractual Clauses for the transfer of personal data specifically to the United States also remains under review by a number of European data protection supervisory authorities. For example, German and Irish supervisory authorities have indicated that the Standard Contractual Clauses alone provide inadequate protection for EU-US data transfers. Use of the data transfer mechanisms must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The European Data Protection Board issued additional guidance regarding the Court of Justice’s decision on November 11, 2020, which imposes higher burdens on the use of data transfer mechanisms, such as the Standard Contractual Clauses, for cross-border data transfers. To comply with this guidance, we may need to implement additional safeguards to further enhance the security of personal data transferred out of the EEA, which could increase our compliance costs, expose us to further regulatory scrutiny and liability, and adversely affect our business. Further, the European Commission published new versions of the Standard Contractual Clauses for comment and is expected to finalize and implement the new Standard Contractual Clauses in early 2021. Any inability to transfer personal data to the United States from the EEA, Switzerland or the United Kingdom in compliance with the GDPR and European data protection laws may impede our ability to attract and retain customers and adversely affect our business and financial position. We may also be required to incur significant costs and increase our foreign data processing capabilities in an effort to comply with these requirements, and there is no assurance they will be successful.
Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue for GDPR breaches, and separately £17.5 million or 4% of annual global revenue for United Kingdom law breaches. The GDPR and United Kingdom data protection law have increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the EU, United Kingdom and Swiss data protection rules.
Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
Risks Related to Our Dependence on Third Parties
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be harmed.
We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs mandated by us or by our partners, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.
Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.
We also face the risk of potential infringement, unauthorized disclosure, misappropriation or other violation of our intellectual property by our third party contractors or CROs, which may reduce our trade secret protection and allow our potential competitors or other third parties to access and exploit our proprietary technology. Our third party contractors or CROs also may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property-related proceedings that could jeopardize or invalidate our proprietary information and intellectual property. For more information regarding our intellectual property, see “Risk Factors—Risks Related to Intellectual Property”.
There are a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. Switching or adding additional CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
We rely and will continue to rely on collaborative partners regarding the development of our research programs and product candidates. If we are not able to maintain our current relationships or enter into new strategic relationships our business, financial condition, commercialization prospects and results of operations may be adversely affected.
We are, and expect to continue to be, dependent on partnerships with partners relating to the development and commercialization of our existing and future research programs and product candidates.
We currently have a collaborative research relationship with the pharmaceutical companies Novartis AG, or Novartis, Amgen Inc., or Amgen, and Allergan, an AbbVie, Inc. company, or AbbVie, for the development of product candidates resulting from such collaborations. We had, have and will continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our products could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights and other proprietary rights held by third parties, and the growth of our business may depend in part on our ability to acquire, in-license or use these intellectual property and other proprietary rights.
Our dependence on collaborative partners subjects us to a number of risks, including, but not limited to, the following:
•we may not be able to control the amount and timing of resources that the collaboration partner devotes to our research programs and product candidates;
•for collaboration agreements where we are solely or partially responsible for funding development expenses through a defined milestone event, the payments we receive from the collaboration partner may not be sufficient to cover the expenses we have or would need to incur in order to achieve that milestone event;
•we may be required to relinquish significant rights, including intellectual property or other proprietary rights, marketing and distribution rights;
•our anticipated payments under any partnership agreement (e.g., royalty payments for licensed products) may not materialize;

•we rely on the information and data received from third parties regarding their research programs and product candidates and will not have control of the process conducted by the third party in gathering and composing such data and information.
•if rights to develop and commercialize our product candidates subject to collaborations revert to us for any reason, we may not have sufficient financial resources to develop such product candidates, which may result in us failing to recognize any value from our investments in developing such product candidates;
•a collaborative partner may decide not to pursue, or discontinue the collaborative development of, our product candidates; for example, Novartis may decline to exercise its option to in-license ensovibep and MP0423, our COVID-19 antiviral product candidates;
•a collaborative partner may develop a competing product either by itself or in collaboration with others, including one or more of our competitors;
•our collaborative partners' willingness or ability to complete their obligations under our partnership arrangements may be adversely affected by business combinations or significant changes in a collaborative partner's business strategy;
•we may experience delays in, or increases in the costs of, the development of our research programs and product candidates due to the termination or expiration of collaborative research and development arrangements;
•we may have disagreements with collaborative partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development, that might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
•collaborative partners may not properly maintain, enforce or defend our intellectual property rights or other proprietary information or may such use proprietary information in such a way as to invite litigation or other intellectual property-related proceedings that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; or
•collaborative partners may infringe, misappropriate or otherwise violate the intellectual property or other proprietary rights of third parties, which may expose us to litigation and potential liability, and collaborators may also allege that we are liable for potential infringement, misappropriation or other violations of third-party intellectual property or proprietary rights during the research and development work for the collaboration.
We face significant competition in seeking appropriate collaborative partners. Our ability to reach a definitive agreement for a partnership will depend, among other things, upon an assessment of the collaborator's resources and expertise, the terms and conditions of the proposed partnership and the proposed collaborator's evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership regardless of the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a partnership could be more attractive than the one with us.
We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.
We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.
We do not currently have the infrastructure or capability internally to manufacture our product candidates for use in the conduct of our clinical studies or for commercial supply, if our products are approved. Instead, we rely on, and expect to continue to rely on contract manufacturing organizations, or CMOs. We currently rely mainly on a few CMOs for the manufacturing of our product candidate materials. Any replacement of our CMOs could require significant effort and expertise because there may be a limited number of qualified CMOs. Reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We are dependent on our CMOs for the production of our product candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting product development activities that could harm our competitive position.
If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our demand for any of our product candidates, we could experience delays in our research or planned clinical studies or commercialization. We could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost. Moreover, our suppliers are subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our products, if approved, which would adversely affect our business and results of operation.
In complying with the manufacturing regulations of the FDA, the EMA and other comparable foreign authorities, we and our third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against our CMOs and subsequently against us, including the seizure of products and shutting down of production. We and any of these third-party suppliers may also be subject to audits by the FDA, the EMA or other comparable foreign authorities. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize the products could suffer significant interruptions. We face risks inherent in relying on our CMOs, as any disruption, such as a fire, natural hazards or vandalism at any such CMO could significantly interrupt our manufacturing capability. Our CMOs currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as the CMO builds or locates replacement facilities and seeks and obtains necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all.
The manufacturing of all of our product candidates requires using cells which are stored in a cell bank. We have one master cell bank for each product manufactured in accordance with cGMP. Working cell banks have not yet been manufactured. Half of each master cell bank is stored at a separate site so that in case of a catastrophic event at one site we believe sufficient vials of the master cell banks are left at the alternative storage site to continue manufacturing. We believe sufficient working cell banks could be produced from the vials of the master cell bank stored at a given site to assure product supply for the future. However, it is possible that we could lose multiple cell banks and have our manufacturing significantly impacted by the need to replace these cell banks, which could materially adversely affect our business, prospects, financial condition and results of operations.

We do not and will not have access to all information regarding the product candidates we license to our collaboration partners. Consequently, our ability to inform our shareholders about the status of such product candidates, and to make informed operational and investment decisions about the product candidates to which we have retained development and commercialization rights, may be limited.
We do not and will not have access to all information regarding the product candidates being developed and potentially commercialized by Novartis, Amgen or AbbVie, including potentially material information about clinical trial design and execution, safety reports from clinical trials, spontaneous safety reports if the product is later approved and marketed, regulatory affairs, process development, manufacturing, marketing and other areas known by Novartis, Amgen or AbbVie. In addition, we have confidentiality obligations under our agreement with Novartis, Amgen or AbbVie. Thus, our ability to keep our shareholders informed about the status of product candidates under our collaboration will be limited by the degree to which Novartis, Amgen or AbbVie keeps us informed and allows us to disclose such information to the public. If Novartis, Amgen or AbbVie fails to keep us informed about the clinical development and regulatory approval of our collaboration and product candidates licensed to it, we may make operational and investment decisions that we would not have made had we been fully informed, which may materially and adversely affect our business and operations.
Our financial prospects are dependent upon the manufacture, development and marketing efforts of our licensees. Our licensees may act in their best interest rather than in our best interest, which could materially adversely affect our business, financial condition and results of operations.
We rely on our licensees to manufacture, fund and conduct the clinical development and commercialization of product candidates, and our licensees have complete control over such activities. Our ability to generate revenue in the near term will depend primarily on the successful development, regulatory approval, marketing and commercialization of product candidates by our licensees. Such success is subject to significant uncertainty, and we have limited control over the manufacturing processes of such product candidates as well as the resources, time and effort that licensees may devote to such product candidates. Any of several events or factors could have a material adverse effect on our ability to generate revenue from our licensee’s potential commercialization of product candidates.
In addition, our licensees have the right to make decisions regarding the development and commercialization of product candidates under the collaborations without consulting us and may make decisions with which we do not agree. For example, in June 2020, AbbVie received a Complete Response Letter, or CRL, for the Biologics License Application, or BLA, of abicipar, and may decide to discontinue the development and commercialization of abicipar. Conflicts between our licensees and us may arise if there is a dispute about the progress of the clinical development of a product candidate, the achievement and payment of a milestone amount or the ownership of intellectual property developed during the course of our collaboration agreements. If any of our licenses terminate with our licensees, it may be necessary for us to assume responsibility at our own expense for the development of the applicable product candidates. In that event, we would likely be required to limit the size and scope of one or more of our programs or increase our expenditures and seek additional funding, which may not be available on acceptable terms or at all, which would materially adversely affect our business, financial condition and results of operations.
Risks Related to Intellectual Property
We rely on patents and other intellectual property rights to protect our product candidates and the DARPin technology, the prosecution, grant, enforcement, defense and maintenance of which may be challenging and costly. Failure to obtain, maintain, enforce or protect these rights adequately could harm our ability to compete and impair our business.
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our product candidates, methods used to manufacture those products and methods for treating patients using those products, or on licensing in such rights. Failure to obtain, maintain, enforce, protect or extend adequate patent and other intellectual property rights could adversely affect our ability to develop and market our products and product candidates or pursue collaborations with partners for our product candidates.

We cannot be certain that patents will be issued or granted with respect to applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of biopharmaceutical companies is generally uncertain because it involves complex legal and factual considerations, and has been the subject of much litigation in recent years. The standards applied by the United States Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, and other foreign patent offices in granting patents are not always identical or applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from our pending patent applications or, if issued, patents may vary in scope depending on the jurisdiction. As such, we do not know the degree of future protection that we will have on our proprietary products and technology in the various jurisdictions. The scope of patent protection that the USPTO, the EPO and other foreign patent offices will grant with respect to the DARPin product candidates in our product pipeline is uncertain. It is possible that the USPTO, the EPO and other foreign patent offices will not allow broad claims that cover DARPin product candidates closely related to our product candidates or to the specific protein building blocks. As a result, upon receipt of EMA or FDA approval, competitors may be free to market other products almost identical to ours, thereby decreasing our market share.
The patent prosecution process is expensive, time-consuming and complex, and we and our current or future licensors, licensees or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.
Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees' or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution and maintenance of the licensed patent applications or other intellectual property, or to maintain the patents, or may not have the first right to enforce the intellectual property. We may need to enter into new license or royalty agreements, covering technology that we license from or license to third parties or have developed in collaboration with our collaboration partners and are reliant on patent procurement activities of our licensors, licensees or collaboration partners. Therefore, we may not be able to adequately influence the patent prosecution or enforcement of these patents and patent applications, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees and we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business and that does not compromise the patent rights. If our current or future licensors, licensees or collaboration partners fail to obtain, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or lost. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the preparation, filing, prosecution, maintenance, defense or enforcement of any licensed patent rights, such patent rights could be compromised. The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may invalidate patents in whole or in part or prevent patents from issuing from pending patent applications. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification, revocation, derivation, or other actions in court or before patent offices challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed, invalidated, or held unenforceable. Such proceedings have a higher impact in the biopharmaceutical industry than in other industries, given that biopharmaceutical products are often protected by only one or few patents. Our and our licensors’, licensees’ or collaboration partners’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the practiced technology. An adverse determination in any such proceeding could reduce the scope of, invalidate, or render unenforceable our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.
Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Even if our patent applications or those of our licensors, licensees or collaboration partners issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether any of our DARPin platform advances or product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.
In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we or our licensors, licensees or collaborators were the first to make the inventions claimed in any patent application, or were the first to file any patent application related to a product candidate. Furthermore, as to the United States, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date, or if the other party is able to obtain a compulsory license.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, including generic versions of such products. Moreover, it is possible that some future patents and patent applications owned or in-licensed by us may be co-owned with third parties, including our collaboration partners and other third parties with whom we conduct research and development. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.
Furthermore, it is possible that some future patents and patent applications owned or in-licensed by us may be subject to a reservation of rights by one or more third parties. For example, this may happen if the research resulting in certain of our owned or in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for noncommercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may fail in enforcing our intellectual property rights and issued patents covering one or more of our product candidates or DARPin technology could be found invalid or unenforceable if challenged in court.
To protect our competitive position, we or our licensors or collaboration partners may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors' or collaboration partners’ efforts, we or our licensors or collaboration partners may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the European Union and the United States. We may fail in enforcing our rights, in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or unenforceable. Such an adverse court ruling could allow third parties to commercialize our products or use our DARPin technology, and then compete directly with us, without payment to us.
If we or one of our licensors or collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates or our technology, including our DARPin technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States and Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Third parties could also raise challenges to the validity of patent claims before administrative bodies in the United States, Europe or other foreign jurisdictions, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patent claims in such a way that they no longer cover our technology or DARPin platform, or any product candidates that we may develop. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from or made a misleading statement to the USPTO, the EPO or other patent offices during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our issued patents, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensors or collaboration partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose part or all of the patent protection afforded by the affected patent. Such a loss of patent protection could have a material adverse impact on our business. Further, litigation could result in substantial costs and diversion of management resources, and reputational harm, regardless of the outcome, which could harm our business and financial results.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities and negative outcomes could result in adverse effects on our business.
Our success depends, in part, on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” The biotechnology and pharmaceutical industries in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, companies producing therapeutics in the oncology and immuno-oncology fields have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement, misappropriation or other violation that may be asserted by third parties against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively.

Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our products or elements thereof, our manufacture or uses relevant to our products or development plans, the targets of our product candidates, or other attributes of our product candidates or our technology. In such cases, we may not be in a position to develop or commercialize the applicable products or product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, or at all. In the event that a relevant patent has not expired at the time of approval of such product candidate and the patent owner were to bring an infringement action against us, we may have to argue that our product, its manufacture, importation or use does not infringe, misappropriate or otherwise violate a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on questions of infringement or validity. In the event that a patent is successfully asserted against us such that the patent is found to be valid and enforceable and infringed by our product, unless we obtain a license to such a patent, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product. Similarly, the targets for certain of our product candidates have also been the subject of research by other companies, which have filed patent applications or own issued patents on aspects related to the targets or their uses. There can be no assurance that any such patents will not be asserted against us or that we will not need to seek licenses from such third parties. We may not be able to secure such licenses on acceptable terms, if at all, and any such litigation would be costly and time-consuming.
It is also possible that we failed to identify relevant patents or applications. For example, certain U.S. applications filed after November 29, 2000 that will not be filed outside the United States may remain confidential until patents issue. In general, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing from which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products or platform technology could have been filed by others without our knowledge, in particular with respect to our COVID-19 antiviral product candidates. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications purporting to gain broad coverage in the areas in which we are active. Additionally, claims in pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our products or the use of our products.
Third-party intellectual property right holders, including our competitors, may actively bring infringement, misappropriation or other claims against us. We may not be able to successfully settle or otherwise resolve such claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products.
If we fail in any such dispute, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from commercializing any of our product candidates that are held to be infringing, misappropriating or violating any third-party intellectual property rights. We might also be forced to redesign product candidates so that we no longer infringe, misappropriate or otherwise violate third-party intellectual property rights, which may result in significant cost or delay to us or be technically infeasible, or to seek a license to any such third-party intellectual property rights that we are found to infringe, misappropriate or otherwise violate, which license may not be available on commercially reasonable terms, or at all. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners, and it could require us or our licensors or collaboration partners to make substantial royalty and other payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees, if we are found to have willfully infringed a patent. Any of these events, even if we were to ultimately prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
Our involvement in litigation, and in any interference, derivation, reexamination, inter partes review, post grant review, opposition or other post-grant proceedings or other intellectual property proceedings inside and outside of the European Union or the United States, even if resolved in our favor, may cause us to incur significant expenses, distract our technical and management personnel from their normal responsibilities and cause substantial delays in marketing our products. In addition, there could be public announcements of the results of hearings, motions, other interim proceedings or developments, or of final verdicts and if securities analysts or investors perceive these results to be negative, this could have a substantial adverse effect on the price of the ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.
In addition, if the breadth or strength of protection provided by our or our licensors’ or collaboration partners’ patents and patent applications is challenged or threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Our rights to develop and commercialize our technology and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others, and we may not be successful in obtaining or maintaining additional necessary rights related to our product candidates through acquisitions and in-licenses.
We rely upon licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our product candidates. For example, in November 2004 we entered into a license agreement with the University of Zurich under which we are granted rights to intellectual property that are necessary to the development and commercialization of our DARPin platform and are otherwise important to our business. We may also need to obtain additional licenses to advance the development and commercialization of any product candidates we may develop. Additionally, we have in the past collaborated and may in the future collaborate with U.S. and/or European academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In some instances, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program. Our current license and collaborations agreements also impose, and we expect that future agreements will likely impose various reporting, prosecution, diligence, fee payment, royalty and other obligations on us. If there is any conflict, dispute, disagreement or issue of non-performance between us and our licensing or collaboration partners regarding our rights or obligations under the agreements, including any such conflict, dispute or disagreement arising from our alleged failure to satisfy payment obligations under any such agreement, we may owe damages, the counterparty may have a right to terminate the affected agreement, and our and our licensees' ability to utilize the affected intellectual property in drug discovery and development efforts, and our ability to enter into collaboration or marketing agreements for an affected product candidate, may be adversely affected. Our business could also suffer if a licensor or collaborator fails to abide by the terms of the agreement, if any licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms or at all. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects. For more information regarding our license and collaboration agreements, see “Business—License and Collaboration Agreements.”
In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.
Our current or future licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
Because our programs may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. We may be unable to acquire or in-license, on reasonable terms or at all, any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program and our business and financial condition could suffer.
If in the future we do undertake any acquisitions, the process of integrating an acquired business, technology, service, products or product candidates into our business may result in unforeseen operating difficulties and expenditures, including diversions of resources and management’s attention from our core business, or any acquired intellectual property may be subject to claims of invalidity or unenforceability or held to be invalid. In addition, we may fail to retain key executives and employees of the companies we acquire, which may reduce the value of the acquisition or give rise to additional integration costs. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing shareholders. Future acquisitions could also result in the incurrence of debt, actual or contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results. In addition, we may fail to realize the anticipated benefits of any acquisition. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks or names. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have rights senior to ours, it could interfere with our use of our current trademarks throughout the world.
If we do not obtain protection under the Hatch-Waxman Act Amendments and similar non-U.S. legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.
Patents have a limited duration. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest effective U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive medications, including biosimilar medications or generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, at least not long enough to recoup the costs incurred in developing our products.
Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the European Union and several other relevant countries around the world. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product will be shortened and our competitors may be able to enter the market with competing products sooner than we expect, and our business, financial condition, results of operations, and prospects could be materially harmed.
The base patents relating to the DARPin base technology we use to generate our DARPin product candidates, which we exclusively license from the University of Zurich, are expected to expire in September 2021, after which our competitors may be able to utilize the technology claimed in such patents, which may materially adversely affect our business and competitive position.
We hold an exclusive license from the University of Zurich on patent applications and patents relating to the DARPin base technology that we use to generate our DARPin product candidates. The base patents under this license agreement will expire in September 2021, except that one U.S. patent under the license agreement will expire in 2023. After the patents expire or the potential termination of the license agreement, our competitors may be able to utilize the technology claimed in such patents to develop product candidates that compete with ours. We have elected to terminate the license agreement effective October 2021. In addition, we are exploring entering into a non-exclusive license with the University of Zurich for the remaining U.S. patent that will expire in 2023 but there can be no assurance that we will enter into such license. If we do not enter into such non-exclusive license, a third party may obtain an exclusive license to the patent that will expire in 2023. Any of these events could harm our reputation as being the leader in the DARPin technology, and could have an adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
We enjoy only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of our intellectual property rights.
Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States and the European Union. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States and the European Union, or from selling or importing products made using our inventions in and into all countries outside the United States and the European Union.
We often file our first patent application, or our priority filing, at the EPO or the USPTO. International applications under the Patent Cooperation Treaty, or PCT, are usually filed within twelve months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in additional jurisdictions where we believe our product candidates may be marketed. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant patent offices, while granted by others. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

Competitors may use our or our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and the European Union. These products may compete with our product candidates, and our and our licensors' or collaboration partners' patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.
Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.
Proceedings to defend or enforce our and our licensors' or collaboration partners' patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors' or collaboration partners' efforts and attention from other aspects of our business, could put our and our licensors' or collaboration partners' patents at risk of being invalidated or interpreted narrowly, could put our and our licensors' or collaboration partners' patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaboration partners. We or our licensors or collaboration partners may not prevail in any lawsuits that we or our licensors or collaboration partners initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. If we or our licensors or collaborators encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.
If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights from third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose the rights to intellectual property that are important to our business.
We are a party to agreements under which we are granted rights to intellectual property that are important to our business, including our license agreement with the University of Zurich, and we expect that we may need to enter into additional license agreements in the future. Under certain license agreements, we may not control the preparation, filing, prosecution or maintenance of the licensed intellectual property, or may not have the first right to enforce or defend the intellectual property. In those cases, we may not be able to adequately influence patent prosecution, enforcement or defense, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees and we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business and that does not compromise the patent rights. Existing license agreements impose, and we expect that future license agreements will impose, various development obligations as well as other obligations, such as payment of royalties. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license. The termination of any license agreements or failure to adequately protect such license agreements could prevent us from commercializing product candidates covered by the licensed intellectual property. For more information regarding our license and collaboration agreements, see “Business—License and Collaboration Agreements.”

Disputes may arise regarding intellectual property subject to a licensing agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights under any current or future collaboration relationships;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations; and
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.
In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.
It is possible that we may be unable to obtain any necessary additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our current technology, including our DARPin product candidates, manufacturing methods or future methods or products resulting in either an injunction prohibiting our manufacture or sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. For example:
•others may be able to make compounds that are similar or substantially equivalent to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.
•the patents of third parties may have an adverse effect on our business.
•we or our current or future licensors or strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that we own or have licensed.
•we or our current or future licensors or strategic partners might not have been the first to file patent applications covering certain of our or their inventions.
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;
•it is possible that our current or future patent applications will not lead to issued patents.
•issued patents that we own or license may not provide us with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors.

•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of third parties without obtaining a proper license, rendering us susceptible to claims of infringement, misappropriation or other violation of such third parties’ intellectual property rights;
•we may not develop additional technologies that are patentable; and
•the patents of others may have an adverse effect on our business; in particular, our product candidates may in the future be tested for new indications, and if one proves to be effective against a specific new indication, we may be confronted with existing patents covering such indication.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.
Our success is heavily dependent on the extent of our intellectual property rights, particularly patents. Obtaining, defending and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the European Union, United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The Leahy-Smith America Invents Act, or the AIA, was enacted in the United States in September 2011, resulting in significant changes to the U.S. patent system.
For example, assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. As of March 16, 2013, under the AIA, the United States transitioned to a "first-to-file" system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Therefore, a third party that files a patent application in the USPTO before us could therefore be awarded a patent covering an invention even if we had made the invention before it was made by the third party. This will require us to be cognizant of the time from invention to filing of a patent application, and circumstances could prevent or dissuade us from promptly filing patent applications on our inventions.
The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include changes that limit where a patentee may file a patent infringement suit and that allow third party submissions of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

Depending on decisions by the U.S. Congress, the federal courts and the USPTO, and other applicable bodies in the European Union and other foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to defend and enforce our existing patents and patents that we might obtain in the future.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business and competitive position. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to protect.
To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors, CROs and advisors to enter into confidentiality agreements with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes and, despite these efforts, any of these parties may unintentionally or willfully breach the agreements and disclose our confidential information to competitors, and such agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally disclosed or misappropriated trade secrets or confidential know-how is expensive, time-consuming and unpredictable. In addition, the enforceability of confidentiality agreements and trade secrets may vary from jurisdiction to jurisdiction. Furthermore, if a third party lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such third party from using that technology or information to compete with us or from disclosing it to others, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets.
Failure to effectively maintain and protect trade secrets or confidential know-how could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors may be able to limit our use of our trade secrets or confidential know-how.
We may be subject to claims by third parties asserting that we or our employees have infringed, misappropriated or otherwise violated their intellectual property, or claiming ownership of what we regard as our own intellectual property.
Many of our consultants and employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these consultants and employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our consultants and employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these consultants and employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such consultant's or employee's current or former employer, or have breached their non-competition agreement. Litigation may be necessary to defend against such claims.
In addition, we or our licensors may be subject to claims that former employees, consultants, collaborators or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our consultants and employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance and annuity fees on any of our owned or licensed patents and patent applications are due to be paid to the USPTO, the EPO and other foreign patent agencies in several stages over the lifetime of the patents and patent applications. The USPTO, the EPO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaboration partners fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market earlier with similar products or technology, which would have an adverse effect on our business.
Risks Related to Our Organization and Operations
Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors and executive management, including Dr. Patrick Amstutz, our Chief Executive Officer, Dr. Michael Tobias Stumpp, our Chief Operating Officer, Andreas Emmenegger, our Chief Financial Officer, and Dr. Nicolas Leupin, our Chief Medical Officer.
The loss of key managers and senior scientists could delay our research and development activities. In addition, our ability to compete in the highly competitive biotechnology and pharmaceutical industries, and particularly, in the oncology and immuno-oncology fields, depends upon our ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Therefore, we might not be able to attract or retain these key persons on conditions that are economically acceptable. Furthermore, we will need to recruit new managers and qualified scientific personnel to develop our business if we expand into fields that will require additional skills. Additionally, there is a larger pool of qualified scientific and medical personnel in the United States than in Switzerland, and we may need to increase our presence in the United States in order to attract and retain the necessary human resources. Our inability to attract and retain these key persons could prevent us from achieving our objectives and implementing our business strategy, which could have an adverse effect on our business and prospects.
We expect to expand our development, regulatory and sales and marketing capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
We expect to experience growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs, sales and marketing and support functions such as finance, human resources, legal, intellectual property, information technology and administration. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.
We may not be able to integrate efficiently or achieve the expected benefits of any acquisitions of complementary businesses, product candidates or technologies.
Since our inception in 2004, we have grown organically without any acquisitions. Should we in the future contemplate to acquire any complementary business, product candidates or technologies, our ability to integrate and manage acquired businesses, product candidates or technologies effectively will depend upon a number of factors including the size of the acquired business, the complexity of any product candidate or technology and the resulting difficulty of integrating the acquired business's operations, if any. Our relationship with current employees or employees of any acquired business may become impaired. We may also be subject to unexpected claims and liabilities arising from such acquisitions. These claims and liabilities could be costly to defend, could be material to our financial position and might exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. There can also be no assurance that we will be able to assess ongoing profitability and identify all actual or potential liabilities of a business, product candidate or technology prior to its acquisition. If we acquire businesses, product candidates or technologies that result in assuming unforeseen liabilities in respect of which it has not obtained contractual protections or for which protection is not available, this could materially adversely affect our business, prospects, financial condition and results of operations.
Our business is subject to economic, political, regulatory and other risks associated with international operations.
Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including:
•economic weakness, including inflation, increase of interest rates, or political instability in particular economies and markets;
•differing regulatory requirements for drug approvals;
•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•potentially reduced ability to obtain, maintain, protect and enforce intellectual property rights and other proprietary rights;
•difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
•changes in regulations and customs, tariffs and trade barriers;
•changes in currency exchange rates of the euro, U.S. dollar and Swiss franc and currency controls;
•changes in a specific country's or region's political or economic environment;
•trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•differing reimbursement regimes and price controls in certain international markets;
•negative consequences from changes in tax laws;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan;
•workforce uncertainty in countries where labor unrest is more common than in the United States;

•litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
•litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees' former employment agreements with such third parties;
•difficulties associated with staffing and managing international operations, including differing labor relations;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from cyber-attacks, geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.
Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly regarding U.S. dollars, euros, British pounds and Swiss francs. Our functional currency is the Swiss franc and the majority of our operating expenses are paid in Swiss francs, but we also may receive payments from our business partners, including Amgen and AbbVie, in U.S. dollars or euros and we regularly acquire services, consumables and materials in U.S. dollars and Swiss francs. Further, potential future revenue may be derived from abroad, particularly from the United States and the European Union. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the Swiss franc, the euro, the U.S. dollar and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides our natural hedging, currently, we do not have any exchange rate hedging arrangements in place.
In addition, the possible abandonment of the euro by one or more members of the European Union could materially affect our business in the future. Despite measures taken by the European Union to provide funding to certain European Union member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more European Union member states, or in more extreme circumstances, the abandonment of the euro or the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more European Union member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.
Recent developments relating to the United Kingdom's referendum vote in favor of withdrawal from the European Union could adversely affect us.
The United Kingdom held a referendum on June 23, 2016, in which a majority voted for the United Kingdom's withdrawal from the European Union, or Brexit. As a result of this vote, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules continued to apply. The Trade and Cooperation Agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020. The effects of Brexit have been and are expected to continue to be far-reaching. Brexit and the perceptions as to its impact may adversely affect business activity and economic conditions in Europe and globally and could continue to contribute to instability in global financial and foreign exchange markets. Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from European Union directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom. For example, Great Britain is no longer covered by the centralized procedures for obtaining

European Union-wide marketing authorizations and a separate marketing authorization will be required to market our product candidates in Great Britain and the European Union, should any development or manufacturing of our product candidates take place in Great Britain.
It is currently unclear whether the MHRA is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, could make it more difficult to commercialize, or prevent us from commercializing our product candidates in the European Union or in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the United Kingdom and the European Union, there may be additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period. Further, should the United Kingdom diverge from the European Union from a regulatory perspective in relation to medicinal products, tariffs could be put into place in the future. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.
Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom.
As a result of the Brexit, other European countries may seek to conduct referenda with respect to their continuing membership in the European Union. Given these possibilities and others we may not anticipate, as well as the lack of comparable precedent, we cannot be certain of the full extent to which Brexit could adversely affect our business, results of operations and financial condition.
We are exposed to unanticipated changes in tax laws and regulations, adjustments to our tax provisions, exposure to additional tax liabilities, or forfeiture of our tax assets.
The determination of our provision for income taxes and other tax liabilities requires significant judgment, including the adoption of certain accounting policies and our determination of whether we will be able to obtain a future tax benefit from our deferred tax assets. We cannot guarantee that our interpretations will not be challenged by the relevant tax authorities, or that the relevant tax laws and regulations, or the interpretation thereof, including through tax rulings, by the relevant tax authorities, will not be subject to change. Any adverse outcome of such a challenge may lead to adjustments in the amounts recorded in our financial statements, and could have a material adverse effect on our operating results and financial condition.
We are subject to laws and regulations on tax levies and other charges or contributions in different countries, including transfer pricing and tax regulations applicable to the compensation of personnel and third parties. Transactions between current group companies, as well as additional companies that may form part of our group in the future, are subject to transfer pricing regulations, which may be subject to change or our existing transfer pricing system could be challenged by the relevant tax authority, and any such changes or challenges could adversely affect us.
Our effective tax rate could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically, or the interpretation thereof by the relevant tax authorities, including changes to the U.K. research and development tax credit regime or the "patent box" regime, possible changes to the corporate income tax base, changes to the additional deduction for expenditure on research and development personnel in Switzerland and other tax incentives. An increase in our effective tax rate could have an adverse effect on our business, financial position, results of operations and cash flows.
In addition, we may not be able to use, or changes in tax regulations may affect the use of, certain tax assets or credits that we have generated in prior years. For instance, as of December 31, 2020, we had substantial tax loss carry forwards. In general, some of these tax loss carry forwards may be forfeited in whole, or in part, as a result of various transactions, or their utilization may be restricted by statutory law in the relevant jurisdiction. Any corporate reorganization by us or any transaction relating to our shareholding structure may result in partial or complete forfeiture of tax loss carry forwards. If not used, tax loss carryforwards for Swiss corporate income tax purposes expire seven years after the tax year in which they were incurred. Due to our limited income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and therefore will not be able to be used to offset future taxable income for Swiss corporate income tax purposes. Furthermore, any tax loss carry forwards that we report on our Swiss tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.
Our effective tax rate could increase due to several factors, including:
•changes in the relative amounts of income before taxes in the jurisdictions in which we operate that have differing statutory tax rates;
•changes in tax laws, tax treaties, and regulations or the interpretation of them;
•changes to our assessment about our ability to realize any deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;
•the outcome of any current or future tax audits, examinations, or administrative appeals; and
•any limitations or adverse findings regarding our ability to do business in some jurisdictions.
Any of these developments could adversely affect our business, results of operations and financial condition.
As a result of changes in, or in the interpretation of, tax laws, treaties, rulings, regulations or agreements of Switzerland or any other country in which we currently operate or may in the future operate, the loss of a major tax dispute or a challenge to our operating structure, intercompany pricing policies or the taxable presence of our existing or any future subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows.
We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. The tax laws applicable to our business activities, however, are subject to changes in interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we currently do or may in the future elect to do business. Our effective income tax rate may be affected by changes in or interpretations of tax laws, treaties, rulings, regulations or agreements in any such jurisdiction, the resolution of issues arising from any future tax audits with various tax authorities, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our actual tax rate may vary from our expectation and that variance may be material. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods.
Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Zurich, have abolished previously existing cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Schlieren, Canton of Zurich, can change from time to time. The standard combined (federal, cantonal, municipal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2021 in Schlieren, Canton of Zurich, will be approximately 19.41%.
We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ADSs.

Risks Related to the Offering and the ADSs
The price of the ADSs may be volatile and may fluctuate due to factors beyond our control. An active public trading market may not develop and/or may not be sustained following this offering. And you may not be able to resell the ADSs at or above the public offering price.
Prior to this offering, while our common shares have been traded on the SIX Swiss Exchange, there has been no public market on a U.S. national securities exchange for the ADSs or our common shares in the United States. If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the public offering price. The trading price of the common shares has fluctuated, and is likely to continue to fluctuate substantially. The trading price of those securities depends on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. In addition, although we anticipate our ADSs being approved for listing on the Nasdaq Global Market, an active trading market for our ADSs may never develop or be sustained following this offering. The offering price of our ADSs will be determined through negotiations between us and the underwriters. This offering price may not be indicative of the market price of our ADSs or common shares after this offering.
The market price of the ADSs and our common shares may fluctuate significantly due to a variety of factors, many of which are beyond our control, including:
•positive or negative results of testing and clinical trials reported or conducted by us, strategic partners or competitors;
•delays in entering into strategic relationships with respect to development or commercialization of our product candidates or entering into strategic relationships on terms that are not deemed to be favorable to us;
•technological innovations or commercial product introductions by us or competitors;
•changes in government regulations;
•developments concerning proprietary rights, including patents and litigation matters;
•public concern relating to the commercial value or safety of any of our product candidates;
•financing or other corporate transactions;
•publication of research reports or comments by securities or industry analysts;
•general market conditions in the pharmaceutical industry or in the economy as a whole;
•impact of the COVID-19 pandemic on the economy or financial markets; or
•price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs and/or common shares.
These and other market and industry factors may cause the market price and demand for the ADSs and common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or common shares and may otherwise negatively affect the liquidity of the ADSs and common shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
We will incur increased costs as a result of operating as a U.S.-listed public company, and our board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company in the United States, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a public company listed only on the SIX Swiss Exchange. We are a corporation (Aktiengesellschaft), organized under the laws of Switzerland in accordance with articles 620 et seqq. CO and subject to the listing rules and the applicable regulations for companies listed on the SIX Swiss Exchange, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market, or Nasdaq, and other applicable securities rules and regulations that impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and certain additional corporate governance practices. Our board of directors and other personnel will be required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Certain significant shareholders will continue to own a substantial number of our securities and as a result, may be able to exercise significant influence over the outcome of shareholder votes. These shareholders may have different interests from us or your interests.
We have a number of significant shareholders. For an overview of our current significant shareholders, please see "Principal Shareholders." Following the completion of this offering, these significant shareholders and their affiliates, in the aggregate, will own approximately          % of our common shares (including common shares represented by the ADSs).
Currently, we are not aware that any of our existing shareholders have entered or will enter into a shareholders' agreement with respect to the exercise of their voting rights. Nevertheless, depending on the level of attendance at our general meetings of shareholders, or the General Meeting, these significant shareholders could have the ability to significantly influence the outcome of decisions taken at any such General Meeting. Any such voting by these shareholders may not be in accordance with our interests or those of our other shareholders. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of the ADSs.
Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders.
If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs and our common shares could decline significantly and, in case of the ADSs, could decline below the public offering price in this offering. Upon completion of this offering, we will have          outstanding common shares outstanding (including common shares represented by the ADSs), approximately            of which, subject to limited exceptions, are subject to a 90-day contractual lock-up. The representatives of the underwriters may permit us and the holders of the shares subject to lock-up agreements to sell shares or ADSs prior to the expiration of the lock-up agreements. See "Underwriting." After the lock-up agreements pertaining to this offering expire, and based on the number of common shares (including common shares represented by ADSs) outstanding upon completion of this offering, these               additional common shares will be eligible for sale in the public market, all of which shares are held by directors and certain members of our executive management and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, for sales in the United States. In addition, common shares subject to outstanding options under our equity incentive plans and the common shares reserved for future issuance under our equity incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
We intend to register all common shares that we may issue under our equity compensation plans. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the "Shares and ADSs Eligible for Future Sale" section of this prospectus.
Provisions of our articles of association or Swiss corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove the then board of directors.
Provisions of our articles of association may make it more difficult for a third party to acquire control of us. For example, our board of directors is authorized to deny the preemptive rights of shareholders and allocate them to third parties as a defense of an actual, threatened or potential takeover bid, in relation to which our board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders.
In addition, several provisions of Swiss corporate law and certain other provisions of Swiss law, such as obligations to disclose significant shareholdings and merger control regulations, that apply to us may make an unsolicited tender offer, merger, change in management or other change in control of our company more difficult. These provisions could discourage potential takeover attempts that other shareholders may consider to be in their best interest and could adversely affect the market price of our securities. These provisions may also have the effect of depriving ADS holders of the opportunity to sell their ADSs at a premium. In addition, the board of directors of Swiss companies may in certain instances, and subject to prior authorization by the shareholders, deter or frustrate public takeover bids through dilutive issuances of equity securities (pursuant to the authorized capital) or through share buy-backs.
If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.
The public offering price of the ADSs is substantially higher than the as adjusted net tangible book value per ADS. Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our as adjusted net tangible book value per ADS after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on the assumed public offering price of $        per ADS, you will experience immediate dilution of $           per ADS, representing the difference between our as adjusted net tangible book value per ADS after giving effect to this offering and the public offering price. See "Dilution."
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our board of directors will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs. The failure by our board of directors to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of the ADSs to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Fluctuations in exchange rates may increase the risk of holding ADSs and common shares.
Due to the international scope of our operations, our assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the euro, U.S. dollar and Swiss franc. Our functional currency is the Swiss franc, and the majority of our operating expenses are paid in Swiss franc, but we also receive or may receive payments from business partners in U.S. dollars, and we regularly acquire services, consumables and materials in U.S. dollars and euros. Further, potential future revenue may be derived from abroad, particularly from the United States or the European Union. As a result, our business and the price of the ADSs and common shares may be affected by fluctuations in foreign exchange rates between the Swiss franc and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Besides natural hedging, currently, we do not have any exchange rate hedging arrangements in place.

Moreover, because our common shares currently trade on the SIX Swiss Exchange in Swiss francs, and the ADSs will trade on the Nasdaq Global Market in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Swiss franc may result in temporary differences between the value of the ADSs and the value of our common shares, which may result in heavy trading by investors seeking to exploit such differences.
We will be traded on more than one market and this may result in price variations and adversely affect the liquidity and value of the ADSs; in addition, investors may not be able to easily move common shares for trading between such markets. Furthermore, because of this dual listing, securities and stock exchange laws, regulations and rules will apply to us that may be irreconcilable or otherwise difficult to comply with contemporaneously.
Our common shares have traded on the SIX Swiss Exchange since 2014 and our ADSs will be traded on the Nasdaq Global Market. Trading in our ADSs or common shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Global Market and Swiss Francs on the SIX Swiss Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Switzerland). The trading prices of our common shares and our ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our common shares on the SIX Swiss Exchange could cause a decrease in the trading price of our ADSs on the Nasdaq Global Market. Investors could seek to sell or buy our common shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange and the common shares available for trading on the other exchange. In addition, holders of ADSs cannot immediately surrender their ADSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.
Upon completion of this offering, our ADSs will be admitted to trading and listed on the Nasdaq Global Market, while our common shares will continue to be admitted to trading and listed on the SIX Swiss Exchange. Because different types of our equity securities will be admitted to trading and listed on two different stock exchanges in two different jurisdictions, two sets of securities laws and regulations and stock exchange rules will apply to us contemporaneously. It cannot be excluded that the laws, regulations and/or rules of one jurisdiction or trading venue may require us to effect disclosures or filings or grant shareholders and/or holders of our ADSs certain rights that would be unlawful under the laws, regulations and/or rules of the respective other jurisdiction or trading venue. For this or other reasons, it may prove difficult or impossible for us to at all times comply with the laws, regulations and/or rules of both jurisdictions and trading venues at the same time.
Holders of ADSs are not treated as holders of our common shares.
By participating in this offering you will become a holder of ADSs with underlying common shares in a Swiss corporation (Aktiengesellschaft). Holders of ADSs are not treated as holders of our common shares, unless they withdraw the common shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the common shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our common shares, other than the rights that they have pursuant to the deposit agreement. See "Description of American Depositary Shares."
Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying common shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying common shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying common shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of common shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our common shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying common shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities. See "Description of American Depositary Shares—Withdrawal of Common Shares Upon Cancellation of ADSs."
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur if we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.
If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the common shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the common shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the common shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the common shares represented by the ADSs from the ADS facility.
You will not have the same voting rights as the holders of our common shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the common shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the common shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the common shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations to vote them in person or by proxy in accordance with applicable Swiss laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those common shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the common shares underlying their ADSs. In addition, regardless of whether timely voting instructions are provided to the depositary, at our request, the depositary will represent all common shares underlying the ADSs for the purpose of establishing a quorum at a meeting of our shareholders. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that its shares are recorded in its name at midnight (Central European Time) at the end of the 28th day preceding the date of the meeting of shareholders. In addition, the depositary's liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their common shares are not voted as they have requested or if their shares cannot be voted.

A beneficial owner of our common shares that is not registered in our shareholders register may not be able to exercise certain rights attached to the common shares.
The financial rights attached to our common shares transfer to a holder of those shares upon purchasing such shares in a stock market transaction. Any voting rights or rights related to voting rights only transfer once the acquirer has been registered in the shareholders' register as shareholder of such common shares. A beneficial owner that is not directly registered in the shareholders' register can enjoy the financial rights, voting rights and rights related to voting rights only through the entity that acts as nominee or depositary for those common shares and is recorded in the shareholders' register as the shareholder of record of those shares. This is also the case if you hold ADSs. It is possible that a nominee or a depositary will be unwilling to exercise certain rights attached to the common shares, such as rights that require litigation. Therefore, failing to register in the shareholders' register may result in your inability to exercise certain rights as a shareholder.
We do not expect to pay dividends in the foreseeable future.
We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. In addition, payment of any future dividends to shareholders would be subject to shareholder approval at our General Meeting, upon proposal of the board of directors, which proposal would be subject to the approval of the majority of the non-executive directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, certain limitations apply to the payment of future dividends pursuant to Swiss law and our articles of association. See "Description of Share Capital and Articles of Association." For the taxation of future dividend payments, see "Swiss Tax-Implications for U.S. Holders." In addition, payment of future cash dividends may be made only if our shareholders' equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Swiss law or by our articles of association. Accordingly, investors cannot rely on cash dividend income from ADSs and any returns on an investment in the ADSs will likely depend entirely upon any future appreciation in the price of the ADSs.
The registration of the authorized share capital increase in the commercial register may be blocked and the shareholders’ resolutions regarding the creation of the underlying authorized share capital may be challenged.
This offering is based on, among other things, approval by the Company’s shareholders at the annual general meeting to be held on April 21 , 2021 of resolutions regarding the creation of authorized share capital necessary to source the common shares underlying the ADSs to be sold in this offering, and subject to, among other things, the execution by our board of directors of the share capital increase by which the common shares underlying the ADSs to be sold in this offering will be created, and the related filings that will need to be made prior to the completion of this offering. The issuance of new common shares will become effective upon registration in the commercial register. As with all share capital increases in Switzerland, the shareholders’ resolutions regarding such share capital increase may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increase in the commercial register may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of this offering.
You may not receive distributions on our common shares represented by our ADS or any value for them if it is illegal or impractical to make them available to holders of ADSs.
We expect that the depositary for our ADSs will agree to pay to you or distribute the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, in accordance with the limitations that we expect will be set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our common shares or any value from them if it is unlawful or impracticable to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
Holders of our common shares outside Switzerland and ADS holders may not be able to exercise pre-emptive rights.
Under Swiss law, shareholders may receive certain pre-emptive rights to subscribe on a pro rata basis for issuance of equity or other securities that are convertible into equity. Due to laws and regulations in their respective jurisdictions, however, non-Swiss shareholders may not be able to exercise such rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. There can be no assurance that we would take any such action and we reserve the right to determine whether we should take such action in any jurisdiction. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in the Company would be diluted.
ADS holders have no pre-emptive rights to subscribe to newly issued shares unless we grant such rights to the foreign depositary. The right to exercise such pre-emptive rights is set out in the agreement between the ADS holder and the depositary.
We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Swiss corporation. Our corporate affairs are governed by our articles of association and organizational rules and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Schlieren, Canton of Zurich, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Schlieren, Canton of Zurich, Switzerland. See “Description of Share Capital and Articles of Association” and “Comparison of Shareholder Rights.”
On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. See "Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss Law." The new legislation, which will alter the rights of shareholders under Swiss law, is currently expected to come into force in 2023 or later. There can be no assurance that Swiss law will not once again change in the future, which could adversely affect the rights of our shareholders or holders of our ADSs. Furthermore, there can be no guarantee that Swiss law does or will protect our shareholders or the holders of our ADSs in a similar fashion as the laws of U.S. jurisdictions would, in particular as regards corporate law principles, if we were a U.S.-incorporated company.
Our common shares are issued under the laws of Switzerland, which may not provide investors with the same protections provided by incorporation in Delaware.
We are organized under the laws of Switzerland. A further summary of applicable Swiss law is contained in this prospectus. See "Description of Share Capital and Articles of Association," "Limitations Affecting Shareholders of a Swiss Company" and "Comparison of Shareholder Rights." There can be no assurance that Swiss law will not change in the future or that it will provide investors with the same protections afforded to investors of a Delaware corporation, which could adversely affect the rights of investors.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under the laws of Switzerland and our registered office and domicile is located in Schlieren, Switzerland. Substantially all of our assets are located outside the United States. A number of our directors and executive officers are not residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law.
The United States currently does not have a treaty with Switzerland providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Switzerland. In order to obtain a judgment which is enforceable in Switzerland, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Switzerland. Such party may submit to the Swiss court the final judgment rendered by the U.S. court. If and to the extent that the Swiss court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the court of Switzerland will, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of Switzerland. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply. Swiss courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by the provisions of the Swiss Federal Private International Law Act. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
•the judgment of such non-Swiss court has become final and non-appealable;
•the judgment does not contravene Swiss public policy;
•the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or members of our board of directors or certain experts named herein who are residents of Switzerland or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn only under certain limited conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See "Description of Share Capital and Articles of Association," "Limitations Affecting Shareholders of a Swiss Company" and "Comparison of Shareholder Rights.”
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.
We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq.
Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. In addition, in accordance with Swiss law, we have opted not to implement a nominating committee. We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).
Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss Law.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would be required to change our accounting from reporting under IFRS to reporting under U.S. generally accepted accounting principles. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to "emerging growth companies" will make the ADSs less attractive to investors.
We are an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an "emerging growth company," we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an "emerging growth company," we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an "emerging growth company." We could be an "emerging growth company" for up to the last day of the fiscal year ending after the fifth anniversary of our initial U.S. public offering, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an "emerging growth company" as of the following December 31 (our fiscal year-end). We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of ADSs representing our shares or our shares.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of ADSs representing our shares or our shares.
Management will be required to assess the effectiveness of our internal controls annually beginning with our second annual report to be filed with the SEC. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
If we are or become classified as a passive foreign investment company, U.S. holders of ADSs may suffer adverse tax consequences as a result.
Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares or ADSs) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of our ADSs may suffer adverse tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income rather than capital gain, the loss of the preferential rate applicable to dividends received on ADSs by individuals who are U.S. holders, and having interest charges apply to certain distributions by us and gains from the sales of our ADSs.
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this or any future offering of our common shares or ADSs in our business. Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be classified as a PFIC for the taxable year ended December 31, 2020, although no assurances can be made in this regard. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in the taxable year ended December 31, 2021 or any future taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.
The tax consequences that would apply if we are classified as a PFIC would be different from those described above if a U.S. holder of ADSs were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. holders of ADSs with the information necessary for a U.S. shareholder to make a QEF election. Accordingly, prospective investors should assume that a QEF election will not be available.
General Risks
We depend on our information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.
We collect and maintain information in digital and other forms that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the privacy, security, confidentiality, availability and integrity of such confidential information. We have established physical, electronic and organizational security measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may have access to our confidential information. While we have taken steps to protect the security of the information that we handle, there can be no assurance that any security measures that we or our third-party vendors have implemented will be effective against current or future security threats. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors consultants, vendors, and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, denial or degradation of service attacks, ransomware, hacking, phishing and other social engineering attacks, attachments to emails, or intentional or accidental actions or omissions to act by persons inside our organization, or persons with access to systems inside our organization.
The risk of a security breach or disruption or data loss, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of lost or stolen devices, security incidents, and data security breaches, which could lead to the loss of confidential information or other intellectual property. As a result of the COVID-19 pandemic, we may face increased risks of a security breach or disruption due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business, our reputation and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Any security compromise affecting us, our partners or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, and lead to regulatory scrutiny. Moreover, if a computer security breach affects our systems or results in the unauthorized access to or unauthorized use, disclosure, release or other unauthorized processing of personal information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal, state, and foreign privacy and security laws, if applicable, including HIPAA, as amended HITECH, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission, state data breach notification laws, and the GDPR. We would also be exposed to a risk of loss, governmental investigations or enforcement, or litigation and potential liability, any of which could materially adversely affect our business, results of operations and financial condition.
If securities or industry analysts cease coverage of us, or publish inaccurate or unfavorable research about our business, the price of the ADSs and our trading volume could decline.
The trading market for the ADSs and our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts cover us, the trading price for the ADSs and our common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade the ADSs or our common shares or publish inaccurate or unfavorable research about our business, the price of the ADSs and our common shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs and our common shares could decrease, which might cause the price of the ADSs and our common shares and trading volume to decline.
We may be at risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and diversion of management's attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, particularly the sections of this prospectus titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. Forward looking statements are based on our management's beliefs and assumptions and on information currently available to our management. When used in this prospectus, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “designed,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the initiation, timing, progress and results of our clinical trials and preclinical studies, and our research and development programs;
•our ability to advance product candidates into, and successfully complete, clinical trials;
•the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals;
•the regulatory treatment of our product candidates;
•regulatory developments in the European Union, United States and other countries;
•the commercialization of our product candidates, if approved;
•the pricing and reimbursement of our product candidates, if approved;
•our ability to contract on commercially reasonable terms with third-party suppliers and manufacturers;
•the implementation of our business model and strategy and the development of our product candidates and technology platforms;
•the scope of protection we are able to establish, obtain and maintain for intellectual property rights covering our product candidates and technology and our ability to protect and enforce such rights;
•our ability to operate our business without infringing on, misappropriating or otherwise violating the intellectual property rights of others;
•the ability of third parties with whom we contract to successfully conduct, supervise and monitor clinical trials for our product candidates;
•estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•our ability to obtain additional funding for our operations;
•the potential benefits of our strategic collaboration agreements and our ability to enter into future strategic arrangements;
•our ability to maintain and establish collaborations or obtain additional funding;
•the rate and degree of market acceptance of our product candidates;
•our financial performance;
•the impact of COVID-19 on our business, operations and prospects and on our clinical trials;
•our ability to attract and retain key scientific and management personnel;

•developments relating to our competitors and our industry, including competing therapies;
•our expected use of proceeds from the offering;
•the future trading price of the ADSs and impact of securities analysts reports on these prices; and
•other risks and uncertainties, including those listed under the caption “Risk Factors.”
You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources which we believe to be reliable.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

TRADEMARKS AND SERVICE MARKS
We own trademark registrations for “Molecular Partners®” and “DARPin®” in Switzerland, the European Union, the United States and Japan.
All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $          (CHF         ) million, assuming a public offering price of $          (CHF          ) per American Depositary Shares, or ADS, based on the closing price of our common shares on the SIX Swiss Exchange on           , 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ADSs. If the underwriters exercise in full their options to purchase additional ADSs, we estimate that we will receive net proceeds from this offering of approximately $          (CHF          ) million, assuming a public offering price of $          (CHF          ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on              , 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 (CHF        ) increase (decrease) in the assumed offering price of $        (CHF       ) per common share, based on the closing price of our common shares on the SIX Swiss Exchange on             , 2021, would increase or decrease our net proceeds from the offering by $         (CHF        ) million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of 1,000,000 ADSs offered by us would increase or decrease the net proceeds to us from the sale of the ADSs we are offering by $         (CHF        ) million, assuming that the assumed offering price remains the same and after deducting underwriting discounts and commissions. The actual net proceeds payable to us will adjust based on the actual number of ADSs offered by us, the actual offering price and other terms of the offering determined at pricing.
We currently expect to use the net proceeds from this offering, together with our existing cash and cash equivalents of $         (CHF        ) million as of                 , 2021, as follows:
•approximately $               (CHF               ) million to fund our planned Phase 1 clinical trial for MP0317, the second product candidate in our oncology program, to completion;
•approximately $               (CHF               ) million to advance the development of our infectious disease program including completion of a Phase 1 program for MP0423;
•approximately $               (CHF               ) million to advance our liquid tumor portfolio initially in acute myeloid leukemia, or AML, through Phase 1 clinical development, and leveraging our CD3 platform to develop additional product candidates thereafter; and
•the remainder to fund the advancement of our platform and other potential product candidates, working capital and other general corporate purposes.
We currently have no specific plans as to how the net proceeds from this offering will be allocated beyond the expected uses specified above and therefore management will retain discretion with respect to the use of the remainder of the net proceeds of this offering. We may also use a portion of the net proceeds to acquire, license or invest in complementary products, technologies or businesses; however, we currently have no agreements, plans or commitments to complete any such transaction.
We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents and short-term time deposits, will enable us to fund our operating expenses and capital expenditure requirements through        . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. The anticipated net proceeds from this offering, together with our existing cash and cash equivalents, may not be sufficient for us to advance our product candidates through regulatory approval, and we may need to raise additional capital to complete the development and potential commercialization of our product candidates. We expect to finance our cash needs primarily through a combination of public or private equity offerings, strategic collaborations and debt financing.
This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials that we may commence in the future, as well as any collaboration that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our future financing needs remain uncertain and our management will retain broad discretion over the allocation of the net proceeds from this offering.
Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including term deposits, short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY
We have never declared or paid any dividends on our common shares and we do not anticipate paying dividends on our equity securities in the foreseeable future. Instead, we intend to retain any earnings for use in the operation and expansion of our business, including for continued advancement of our proprietary DARPin product candidates, investment in research and development, building up our late-stage clinical development and, eventually, commercialization abilities. As a result, investors in our common shares or ADSs will benefit in the foreseeable future only if the common shares or ADSs appreciate in value.
In order for us to declare and pay dividends, the distribution must be approved by shareholders holding an absolute majority of the common shares represented at the general meeting of shareholders. Our board of directors may propose distributions in the form of a common dividend or in the form of a distribution of cash or property that is based upon a reduction of our share capital recorded in the commercial register.
Common dividends may be paid only if we have sufficient distributable profits from previous years (Gewinnvortrag) or freely distributable reserves to allow the distribution of a dividend, in each case, as presented on our annual statutory standalone balance sheet prepared in accordance with Swiss company law after deduction of allocated statutory reserves and reserves required by our articles of association (Statuten). Our auditor must confirm that a proposal made by the board of directors to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code of Obligations of March 30, 1911, as amended, the CO, and our articles of association. In order for us to pay dividends to our shareholders out of reserves from capital contributions (Reserven aus Kapitaleinlagen), a shareholders’ meeting must approve by the absolute majority of votes represented the reclassification of such reserves from capital contributions to freely distributable reserves (frei verfügbare Reserven) (to the extent permissible by the CO). Furthermore, dividends can be paid out of reserves from capital reserves only if the same amount is paid out of the annual profit or ordinary reserves. Dividends and distributions against reserves from capital contributions are usually due and payable after the shareholders’ resolution relating to the allocation of profit and distribution against reserves from capital contributions (if applicable) has been passed at the shareholders’ meeting or at a later date as determined by the shareholders’ dividend resolution. Under Swiss law, the statute of limitations with respect to dividend payments is five years. Dividends not collected within five years after their due date accrue to us and will be allocated to our general reserves. Dividends paid on common shares are subject to Swiss federal withholding tax, except if paid out of reserves from capital contributions. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding dividends and other distributions distributed to holders of our common shares. As of December 31, 2020, we had reserves from capital contributions in an aggregate amount of CHF 275,557,000, of which CHF 127,557,000 were legal capital reserves and CHF 148,000,000 were free reserves.
A distribution of cash or property that is based on a reduction of our share capital requires a special audit report confirming that the claims of our creditors remain fully covered by our assets despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of the shareholders of the capital reduction, our board of directors must give public notice of the capital reduction in the Swiss Official Gazette of Commerce three times and notify our creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. Distributions of cash or property that are based upon a capital reduction are not subject to Swiss federal withholding tax. See “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax” for a summary of certain Swiss tax consequences regarding distributions paid on the common shares that are based upon a capital reduction. For a description of share capital reductions under the revised Swiss corporate law expected to enter into force in 2023, see "Description of Share Capital and Articles of Association—Dividends and Other Distributions."
Dividend distributions, if any in the future, will be declared and paid in Swiss francs and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement.
Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see the section in this prospectus entitled “Swiss Tax Implications for U.S. Holders—Swiss Tax Considerations—Swiss Federal Withholding Tax.”

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2021:
•on an actual basis; and
•and on an as adjusted basis to reflect the issuance and sale of             ADSs in this offering at an assumed offering price of $            (CHF            ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on            , 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Our capitalization following this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. The table should be read in conjunction with the information contained in “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands, except share and per share data)	Actual		As adjusted(1)
Cash and cash equivalents and short-term time deposits	CHF	145,603	CHF

Share capital, 29,157,793 shares issued and outstanding, actual; shares issued and outstanding, as adjusted		2,916
Additional paid-in capital		300,317
Cumulative losses		(208,475)

Total shareholders' equity		94,758

Total capitalization	CHF	94,758	CHF
(1)Each $1.00 (CHF        ) increase or decrease in the assumed offering price of $             (CHF            ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on                 , 2021, would increase or decrease each of as adjusted cash and cash equivalents and short-term time deposits, as adjusted total shareholders' equity and as adjusted total capitalization by approximately $             (CHF            ), assuming that the number of ADSs, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting commissions and estimated offering expenses payable by us. Subject to applicable law, we may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 1,000,000 ADSs offered by us, set forth on the cover page of this prospectus, would increase or decrease each of as adjusted total shareholders' equity and as adjusted total capitalization by approximately $             (CHF            ), assuming that the assumed offering price remains the same, and after deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual offering price, the actual number of ADSs offered by us and other terms of the offering determined at pricing.
The number of common shares to be outstanding after this offering is based on a total of 29,157,793 common shares outstanding as of March 31, 2021 and excludes:
•371,646 common shares issuable upon the exercise of options at a weighted average price of CHF 6.46 ($6.86) per common share granted under our employee stock option plans and long-term equity incentive plans but not exercised as of March 31, 2021;
•435,882 PSUs and 87,906 RSUs granted under our employee stock option plans and long-term equity incentive plans but not vested as of March 31, 2021; and
•187,811 performance share units (net of forfeitures after March 31, 2021 of 1,076 previously granted performance share units) and 29,519 restricted share units that we granted pursuant to our long-term equity incentive plans after March 31, 2021.

DILUTION
If you invest in our ADSs in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per ADS in this offering and the as adjusted net tangible book value per ADS after this offering. Our net tangible book value as of March 31, 2021 was CHF 94.5 million ($100.3 million), or CHF 3.24 ($3.44) per common share. Net tangible book value per common share was determined by dividing our total assets less our intangible assets and our total liabilities by the number of common shares outstanding as of March 31, 2021, and excludes 371,646 common shares issuable upon the exercise of options at a weighted average price of CHF 6.46 ($6.86) per common share granted under our employee stock option plans and long-term equity incentive plans, but not exercised as of March 31, 2021, and 435,882 PSUs and 87,906 RSUs granted under our employee stock option plans and long-term equity incentive plans, but not vested as of March 31, 2021.
After giving effect to the receipt of the estimated net proceeds from our sale of ADSs in the offering, assuming a public offering price $           (CHF          ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on             , 2021, and the application of the estimated net proceeds therefrom as described under “Use of Proceeds,” our as adjusted net tangible book value at March 31, 2021 would have been approximately CHF          ($          ), or CHF           ($          ) per common share. This represents an immediate increase in net tangible book value per ADS of CHF          ($          ) to existing shareholders and an immediate dilution in net tangible book value per ADS of CHF          ($          ) to you, or            %.
The following table illustrates this dilution on an ADS basis.

Assumed public offering price per ADS		CHF
Net tangible book value per ADS as of March 31, 2021	CHF
Increase in net tangible book value per ADS attributable to new investors	CHF
As adjusted net tangible book value per ADS after this offering		CHF
Dilution per ADS to new investors		CHF
The dilution information discussed above is illustrative only and will change based on the actual offering price and other terms of the offering determined at pricing. Each $1.00 (CHF        ) increase or decrease in the assumed offering price of $         (CHF        ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on                 , 2021, would increase or decrease our as adjusted net tangible book value by approximately CHF         ($        ), or approximately CHF         ($        ) per ADS, and the dilution to new investors participating in the offering would be approximately CHF         ($        ) per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase of 1,000,000 ADSs offered by us would increase the as adjusted net tangible book value by approximately CHF         ($        ), or CHF         ($        ) per ADS, and the dilution to new investors participating in the offering would be CHF         ($        ) per ADS, assuming that the assumed offering price remains the same, and after deducting underwriting discounts and commissions. Similarly, a decrease of 1,000,000 ADSs offered by us would decrease the as adjusted net tangible book value by approximately CHF         ($        ), or CHF         ($        ) per ADS, and the dilution to new investors participating in the offering would be CHF         ($        ) per ADS, assuming that the assumed offering price remains the same, and after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ADSs offered by us, and other terms of the offering determined at pricing.
If the underwriters exercise their option to purchase additional ADSs in full, the as adjusted net tangible book value per share after the offering would be CHF         ($        ) per ADS, the increase in the as adjusted net tangible book value to existing shareholders would be CHF         ($        ) per ADS, and the dilution to new investors participating in the offering would be CHF         ($        ) per ADS.

The following table sets forth, as of             , 2021, consideration paid to us in cash for common shares purchased from us by our existing shareholders and by new investors purchasing ADSs in this offering, based on an assumed offering price of $           (CHF     ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on                 , 2021, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Common shares or ADSs purchased		Total consideration			Average price per Share	Average price per ADS
	Number	Percent		Amount	Percent
Existing shareholders			CHF			CHF	CHF
New investors
Total		100.0%	CHF		100.0%	CHF	CHF
Each $1.00 (CHF        ) increase or decrease in the assumed offering price of $             (CHF            ) per ADS, based on the closing price of our common shares on the SIX Swiss Exchange on                 , 2021, would increase or decrease the total consideration paid by new investors participating in the offering by CHF         ($            ) million, assuming that the number of ADSs offered by us, as set forth on the cover page of the prospectus, remains the same and before deducting underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase or decrease in 1,000,000 ADSs offered by us would increase or decrease the total consideration paid by new investors participating in the offering by CHF         ($            ) million, assuming that the assumed offering price remains the same and before deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ADSs offered by us and other terms of the offering determined at pricing.
In addition, if the underwriters exercise their option to purchase additional ADSs in full, the number of shares held by the existing shareholders after this offering would be reduced to                 , or         % of the total number of common shares (including common shares represented by ADSs) outstanding after this offering, and the number of shares held by new investors participating in this offering (including common shares represented by ADSs) would increase to                 , or         % of the total number of common shares outstanding after this offering (including common shares represented by ADSs).
The tables and calculations above are based on the number of common shares that will be outstanding after this offering is based on 29,157,793 common shares outstanding as of March 31, 2021 and excludes:
•371,646 common shares issuable upon the exercise of options at a weighted average price of CHF 6.46 ($6.86) per common share granted under our employee stock option plans and long-term equity incentive plans but not exercised as of March 31, 2021;
•435,882 PSUs and 87,906 RSUs granted under our employee stock option plans and long-term equity incentive plans but not vested as of March 31, 2021; and
•187,811 performance share units (net of forfeitures after March 31, 2021 of 1,076 previously granted performance share units) and 29,519 restricted share units that we granted pursuant to our long-term equity incentive plans after March 31, 2021.

SELECTED FINANCIAL DATA
The following tables set forth our financial data for the periods indicated. The following selected statement of comprehensive loss data for the years ended December 31, 2020 and 2019 and the selected statement of financial position data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The selected statement of comprehensive loss data for the three months ended March 31, 2021 and 2019 and the selected statement of financial position data as of March 31, 2021 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated interim financial statements on the same basis as the audited consolidated financial statements, and the unaudited financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for these periods.
Our historical results for any prior period do not necessarily indicate our results to be expected for any future period. The following selected financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Exchange Rate Information” included elsewhere in this prospectus.
We maintain our books and records in Swiss franc, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in Swiss franc. For the convenience of the reader, we have translated Swiss franc amounts (i) as of and for the year ended December 31, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, which was CHF 1.00 to $1.1311, and (ii) as of March 31, 2021 and for the three months ended March 31, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2021, which was CHF 1.00 to $1.0618. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Statements of Comprehensive Loss Data

	For the year ended December 31, 2020		For the year ended December 31, 2019	For the three months ended March 31, 2021		For the three months ended March 31, 2020
	in CHF thousands	in USD thousands	in CHF thousands	in CHF thousands	in USD thousands	in CHF thousands
Total revenues and other income(1)	9,344	10,569	20,383	977	1,037	3,805
Research and development expenses	(56,075)	(63,426)	(43,498)	(16,163)	(17,162)	(13,363)
Selling, general and administrative expenses	(11,595)	(13,115)	(13,545)	(3,344)	(3,551)	(2,662)
Operating result	(58,326)	(65,973)	(36,660)	(18,530)	(19,675)	(12,220)
Financial income	367	415	1,599	2,153	2,286	248
Financial expenses	(4,816)	(5,447)	(1,210)	(177)	(196)	(1,367)
Result before income taxes	(62,775)	(71,005)	(36,271)	(16,554)	(17,577)	(13,339)
Income taxes	11	12	(17)	—	—	(6)
Net result, attributable to shareholders	(62,764)	(70,992)	(36,288)	(16,554)	(17,577)	(13,345)
Basic and diluted net result per share(2)	(2.51)	(2.84)	(1.69)	(0.57)	(0.61)	(0.62)

(1)In the financial statements for the year ended December 31, 2020 and 2019, the Company had no other income. Accordingly, this line item for those periods was labeled Total revenue.
(2)See Note 21 to our audited financial statements and Note 5.12 to our condensed consolidated interim financial statements appearing elsewhere in this prospectus for a description of the method used to compute basic and diluted net result per share.

Statement of Financial Position Data

	As of March 31, 2021		As of December 31, 2020
	in CHF thousands	in USD thousands	in CHF thousands
Cash and cash equivalents plus short-term time deposits	145,603	154,601	173,721
Total assets	173,035	183,729	187,546
Additional paid-in capital	300,317	318,877	299,479
Total liabilities	(78,277)	(83,115)	(80,326)
Cumulative losses	(208,475)	(221,359)	(195,174)
Total shareholders' equity	94,758	100,614	107,220

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the information in "Selected Financial Data" and our Annual Financial Statements, including the notes thereto, as well as our unaudited condensed consolidated interim financial statements, including the notes thereto, appearing elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under "Risk Factors" and elsewhere in this prospectus.
For the convenience of the reader, we have translated some Swiss franc amounts (i) as of and for the year ended December 31, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, which was CHF1.00 to $1.1311, and (ii) as of March 31, 2021 and for the three months ended March 31, 2021 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2021, which was CHF 1.00 to $1.0618. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Overview
We are a clinical stage biopharmaceutical company applying our pioneering DARPin product candidates to treat serious diseases, with a current focus on infectious disease, oncology and ophthalmology. Our DARPin platform, which is designed using ankyrin repeat proteins, allows us to build product candidates with multiple mechanisms of action to address complex biological problems, while potentially offering patients products with higher efficacy and fewer adverse events. We believe that DARPin molecules represent a novel class of drugs with broad therapeutic applications that may overcome many of the limitations of conventional protein and antibody-based therapeutics. Our DARPin product candidates have been extensively tested in preclinical studies and clinical trials, including in approximately 2,000 patients in ophthalmology, infectious disease (SARS-CoV-2) and oncology, and have been observed to be highly active, present differentiated product profiles and be generally well-tolerated.
DARPin proteins are designed using natural repeat proteins, a class of binder proteins that are common in humans and most other species. Since our formation, we have gone on to develop and upgrade our DARPin libraries to include over a trillion DARPin modules, which we refer to as single-domains. Selected single-domain DARPin modules then serve as building blocks to create our multi-specific DARPin product candidates, which are able to engage multiple targets. Beyond the benefit of multi-specificity, DARPin constructs can be intelligently designed to be active only under certain conditions, including via slow activation mechanisms, or activation at site-specific tumor microenvironments.
Starting with a target patient or disease, we can rapidly generate thousands of different DARPin product candidates to interrogate a specific biological target, or targets, to address an underlying medical need. We are able to perform target-specific screenings not only with our single-domains, but also with numerous multi-specific DARPin candidates constructed from these single-domain DARPin modules, allowing us to screen for the ideal properties within potential multi-specific product candidates. As a result, we believe that we can combine multiple promising biological solutions in one product candidate, as in the case of MP0423, a product candidate from our infectious disease program that is designed to neutralize the spike protein of SARS-CoV-2 using up to three distinct mechanisms. Further, we believe our DARPin platform allows us to identify novel mechanisms of action, as in the case of AMG 506 (MP0310) and MP0317, the lead product candidates from our oncology program, which will only activate immune stimulating targets when clustered on fibroblast activation protein, or FAP, a tumor specific localizer.

As a therapeutic class, DARPin proteins demonstrate advantageous development properties including stability, solubility and manufacturing yield-to-cost benefits. In our preclinical studies and clinical trials, we have observed that our DARPin product candidates perform as designed and are well tolerated.
Our in-house DARPin programs are initially focused on infectious diseases, which include our first COVID-19 antiviral therapeutic product candidates, and our oncology program, where we see great potential in the utility and flexibility of DARPin molecules to offer differentiated cancer treatments. Given the momentum of our COVID-19 antiviral therapeutic product candidates and the severity of the ongoing COVID-19 pandemic, we are also expanding our research and development activities in our infectious disease program to tackle other current and future viral threats.
We were co-founded by the inventors of our DARPin platform and our operations to date have focused upon organizing and staffing our company, business planning, raising capital, developing our DARPin platform and conducting research and preclinical studies and clinical trials. We do not have any products approved for sale. For the years ended December 31, 2020 and 2019, we incurred negative net results, attributable to shareholders of CHF 62.8 million and CHF 36.3 million, respectively. For the three months ended March 31, 2021 and 2020, we incurred negative net results, attributable to shareholders of CHF 16.6 million and CHF 13.3 million, respectively. As of March 31, 2021, we had cumulative losses of CHF 208.5 million.
We expect to incur significant expenses and operating losses for the foreseeable future as we advance the clinical development of DARPin product candidates, and seek regulatory approval and pursue commercialization of DARPin products, if approved. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity and debt financings or other sources, including payments upon achievement of certain development, regulatory and sales milestone events and royalty payments under our existing partnership agreements, and future collaborations with other third parties. We cannot assure you that adequate additional financing will be available to us on acceptable terms, or at all.
From inception through March 31, 2021, we have received a total of CHF 277.6 million in funding from our major partnership agreements. From inception through March 31, 2021, we have obtained a total of CHF 271.0 million in seven equity financing rounds, net of cost of capital increases. Since November 2014, we have been listed on the SIX Swiss Exchange, or SIX, under the symbol “MOLN.” As of March 31, 2021, we had cash and cash equivalents plus short-term time deposits of CHF 145.6 million ($154.6 million).
Recent Developments - COVID-19
In December 2019, a novel strain of coronavirus disease that causes COVID-19 was identified in Wuhan, China. The SARS-CoV-2 coronavirus has spread to a number of countries globally, and the disease outbreak was declared a pandemic by the World Health Organization in March 2020. In response, many countries around the world, including European countries and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses. We have taken various mitigation measures in response to the pandemic, including requesting most of our employees that are not required to work in the laboratory to work remotely. To date, we have not experienced any material business disruption as a result of the COVID-19 pandemic.
There is significant uncertainty as to the duration and likely effects of this disease which may, among other things, materially impact our planned future clinical trials or ability to raise funding in the future. This pandemic or outbreak could result in difficulty securing clinical trial site locations, ability to enroll patients in future trials, CROs, and/or trial monitors and other critical vendors and consultants supporting future trials. For example, our Phase 1 trial of ensovibep, our lead COVID-19 antiviral product candidate, experienced a temporary delay from December 2020 through April 2021 due to an inability to dose healthy volunteers in the UK resulting from government restrictions that were imposed at the end of 2020 in connection with the COVID-19 pandemic. Dosing for the Phase 1 trial of ensovibep recommenced, and was subsequently completed, in April 2021. These situations, or others associated with COVID-19, could cause delays in our future clinical trial plans, delays in obtaining regulatory approval for potential products and could increase expected costs, all of which could have a material adverse effect on our business and financial condition.

The extent to which COVID-19 will impact our results and operations will depend on future developments that cannot be reliably predicted, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, among others. We will continue to monitor, assess and mitigate the COVID-19 pandemic and its potential impact on our business and operations.
Licensing and Collaboration Agreements
Option and Equity Rights Agreement with Novartis
In October 2020, we entered into an Option and Equity Rights agreement with Novartis, or the Novartis Agreement. Under the Novartis Agreement, we granted Novartis an option to exclusively license global rights of MP0420 and MP0423, our COVID-19 anti-viral DARPin product candidates. Under the terms of the Novartis Agreement, we received a non-refundable cash payment of CHF 20 million for development activities regarding technology transfer and manufacturing for the commercial supply of MP0420. As part of the transaction, Novartis also agreed to acquire CHF 40 million worth of our common shares, at a price of CHF 23 per share.
Under the Novartis Agreement, we will conduct Phase 1 clinical trials for MP0420. Additionally, if we and Novartis agree, we will perform all remaining preclinical work for MP0423 and conduct the MP0423 Phase 1 trial, and Novartis would pay us two milestone payments of CHF 2.5 million each in case of initiation and completion of such MP0423 Phase 1 trial. Novartis will conduct certain Phase 2/3 clinical trials, with us as legal sponsor of the trials. We are responsible for supplying materials for clinical development of MP0420. A Phase 2/3 clinical trial for MP0420 is initiating enrollment in May 2021, and MP0423 is currently being manufactured as we prepare for a Phase 1 clinical trial.
If Novartis exercises its option, we would receive an upfront payment of CHF 150 million. In addition, Novartis would be obligated to pay us a 22% royalty on future commercial sales in certain agreed territories, as we have agreed to forgo royalties in lower-income countries, beginning with the first commercial sale of such a licensed product in a given country of sale and expiring no earlier than ten years after such sale. Upon exercise of such option, Novartis would be responsible for all further development and commercialization activities.
License and Collaboration Agreement with Amgen
In December 2018, we entered into a license and collaboration agreement with Amgen, or the Amgen Agreement, for the clinical development and commercialization of MP0310 / AMG 506. Under the terms of the Amgen Agreement, we granted to Amgen an exclusive worldwide, royalty-bearing, sublicensable license under our patents and know-how to develop and commercialize MP0310 / AMG 506. We retain the right to use our technology to perform our obligations under the Amgen Agreement and for all purposes not granted to Amgen, including certain rights to develop and commercialize our DARPin products in combination with MP0310 / AMG 506. MP0310 / AMG 506 is currently in Phase 1a clinical trials.
We received a non-refundable upfront payment of $50 million. In addition, we are eligible to receive up to $497 million in development, regulatory and commercial milestone payments. We are also entitled to receive tiered royalties based on commercial sales levels from low double digit up to the high teens percentages of net sales of licensed products for a specified period beginning with the first commercial sale of such a licensed product in a given country of sale and expiring no earlier than ten years after such sale.
Abicipar Agreement with Allergan, an AbbVie Company
In May 2011, we entered into a license and collaboration agreement with Allergan, or the Allergan Agreement. Under the Allergan Agreement, we granted Allergan an exclusive, worldwide, royalty-bearing, sublicensable license under our patents and know-how relating to abicipar and other backup compounds to make, use, sell, offer for sale, and import products containing abicipar and its corresponding backups for ophthalmic indications. We retain the right to use our technology to perform our obligations under the license agreement, to conduct general research and discovery of DARPin compounds other than those licensed under the license agreement, and for all other uses not granted to Allergan. In addition, we granted Allergan a worldwide, perpetual, irrevocable, fully paid-up, royalty-free, exclusive, sublicensable license under certain joint inventions to make, use, sell, offer for sale and import certain compounds and products (other than DARPin compounds) outside of the field of ophthalmic diseases.

Allergan is responsible, at its expense, for developing and commercializing abicipar, and must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize abicipar in certain key countries, including the United States, several major European markets and Japan. Allergan is also solely responsible for manufacture of abicipar, following a manufacturing technology transfer by us to Allergan.
Allergan paid us an upfront license fee of $45 million in May 2011 and a regulatory milestone fee of $15 million upon the initiation of its Phase 3 clinical trials for nAMD in July 2015. We are also eligible to receive up to an additional $210 million upon the achievement of certain development and regulatory milestone events and $150 million upon the achievement of certain sales milestone events. In addition, we will receive a tiered royalty percentage ranging from the low to mid-teens on worldwide, aggregate annual net sales of abicipar for a specified period beginning with the first commercial sale of such a licensed product in a given country of sale and expiring no earlier than ten years after such sale.
In June 2020, Allergan announced that the U.S. Food and Drug Administration issued a Complete Response Letter to the Biologics License Application for abicipar. AbbVie is to determine appropriate next steps with relevant regulatory agencies.
Discovery Alliance Agreement with Allergan, an AbbVie Company
In August 2012, we entered into an exclusive discovery alliance agreement, or the Discovery Alliance Agreement, under we and Allergan agreed to collaborate to design and develop DARPin products against selected targets that are implicated in causing diseases of the eye. We and Allergan amended the Discovery Alliance Agreement in June 2013, September 2014, August 2016 and December 2017.
We granted Allergan three exclusive options to obtain an exclusive license under our patents and know-how to make, use, sell, offer for sale, and import products containing DARPin compounds directed against the applicable biological target for use with ophthalmological diseases. We also granted Allergan a non-exclusive license under our intellectual property as necessary for Allergan to conduct its activities under the Discovery Alliance Agreement during the research term in the field of ocular diseases. In February 2018, Allergan exercised its last of the three options. Upon execution of each option, Allergan is solely responsible for all downstream development, manufacturing, and commercialization activities, at its expense. Allergan must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize licensed products. We must use commercially reasonable efforts to perform our research activities under the Discovery Alliance Agreement.
During the term of the Discovery Alliance Agreement, we may not make, use, sell, offer for sale, import or otherwise develop, manufacture, commercialize or exploit certain DARPin compounds that bind to collaboration targets or their isoforms in the field of ocular diseases, or any DARPin compound that binds VEGF-A.
We received a one-time, non-refundable and non-creditable upfront payment of $40 million and a further $1.5 million upfront payment in connection with a 2014 amendment to the Discovery Alliance Agreement, and Allergan agreed to pay us an option exercise fee of $10 million upon its exercise of further options. In July 2015, Allergan made an accelerated payment of $30 million for the exercise of these options. We are eligible to receive additional success-based payments, including up to $960 million in development, regulatory and sales milestones. In addition, Allergan pays us tiered royalties ranging from the mid-single digits to the low-double digits on worldwide annual net sales of licensed products beginning with the first commercial sale of a licensed product in a given country of sale and expiring no earlier than ten years after such sale.
Reservation Agreement with the Swiss Federal office of Public Health
In August 2020, we announced the reservation by the Swiss Federal Office of Public Health: Bundesamt für Gesundheit, or FOPH-BAG, of a defined number of initial doses of ensovibep, our lead COVID-19 antiviral therapeutic product candidate. The reservation agreement resulted in a current contract liability of CHF 7.0 million, as presented in the consolidated statement of financial position. The agreement consists of two reservation rights: the first being FOPH-BAG's option to have priority access to the first 200,000 doses produced; and the second being FOPH-BAG's option to obtain access to 5% of the additional planned total production, up to 3,000,000 doses, if such production is undertaken by us. Certain pricing provisions have been pre-negotiated, but remain subject to final therapeutic dose and while there is preferential pricing for the initial doses, which results in a performance obligation, the pricing for any further doses is expected to be at market prices.
In the year ending December 31, 2020, we have met the contractually agreed milestone specified in the contract, meaning that the reservation fee received from the FOPH-BAG is no longer refundable. However, as the fee refers to a reservation right, it will only be recognized as revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug.
Royalties and License Fees
License Agreement with the University of Zurich
We hold an exclusive. worldwide license from the University of Zurich on patent applications and patents relating to the DARPin base technology. The primary patents under this license agreement will expire in September 2021 and we have elected to terminate the agreement effective October 2021.
While such license agreement remains in effect, we are required to pay the University of Zurich flat royalties of a low single digit percentage on net sales of licensed products, which vary based on the field in which the licensed product is commercialized. In addition, we are obligated to pay the University of Zurich a percentage of license fee revenues it receives from sublicensing its rights to third parties in five tiers, ranging from the low single digits to the low teens, depending on the total amount of payments received for the particular sublicense granted. Finally, we are also obligated to pay the University of Zurich a percentage of the royalty payments it receives from sublicensees in three tiers based on their net sales of licensed products and the applicable field in which the licensed product is sold, ranging from the low single digits to the mid-teens. To date we have paid the University of Zurich approximately CHF 10.9 million in various royalty and sublicense-based payments, including a minimum annual payments of at least CHF 50,000 per year.
Financial Operations Overview
Revenues
As described above, we have entered into partnerships pursuant to which we generally have been and will be entitled to upfront fees and milestone payments upon the achievement of pre-determined development, regulatory and sales events. Our revenue to date has primarily consisted of amounts received under our collaboration agreements, including upfront fees, option exercise fees, milestone payments and sponsored research payments. In addition, under the collaboration agreements, we will generally be entitled to royalty payments on the net sales of products ultimately developed and commercialized under our partnerships. For any of our proprietary product candidates that we have not yet licensed, we may decide to retain all or a portion of the commercialization rights. To date, we have not generated any revenue from commercial product sales.
Our revenue may vary substantially from quarter to quarter and year to year, depending on the structure and timing of milestone events, as well as the development and marketing strategies of commercialization partners from whom we will be entitled to receive royalty and other payments. We believe that period-to-period comparisons of our results of operations are therefore not meaningful and should not be relied on or to be indicative of our future performance.
Operating expenses
Our operating expenses consist primarily of costs associated with research, preclinical studies and clinical testing, personnel-related costs and, to a lesser extent, royalty and license fees, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and depreciation of property, plant and equipment.
We expect our operating expenses to increase substantially as compared to prior periods in connection with our ongoing activities, particularly as we continue the development of our proprietary product candidates, expand our proprietary product pipeline and invest in our DARPin platform. Our operating expenses may vary substantially from period to period mainly driven by the timing of enrollment of patients in clinical trials and other research and development activities.
Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States, hiring additional personnel and, potentially, expanding our facilities.
Research and development expenses
Research and development expenses consist primarily of compensation and other expenses related to:
•Research and development personnel;
•Preclinical studies and clinical trials of our product candidates, including the costs of manufacturing the product candidates;
•Research and services under our partnership agreements; and
•Attributable facility expenses, including depreciation and amortization of equipment and any intangible research and development assets.
From inception through March 31, 2021, we cumulatively have spent a cash amount of approximately CHF 340 million on research and development activities which we classify as research and development expense for financial reporting purposes.
At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:
•the scope, rate of progress, results and cost of our clinical trials, preclinical studies and other related activities;
•the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•the number and characteristics of product candidates that we pursue;
•the cost, timing, and outcomes of regulatory approvals;
•the cost and timing of establishing sales, marketing and distribution capabilities; and
•the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder.
A change in the outcome of any of these variables with respect to the development of any of our current or future product candidates could mean a significant change in the costs and timing associated with the development of such product candidates.
At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of many of our programs and/or product candidates, we generally do not track our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, research and consumable costs, which are deployed across multiple projects under development. A portion of our research and development costs are external costs, which we do track on a program-by-program basis following the program's nomination to the development candidate stage. Included in tables below are our external research and development expenses as well as external clinical and regulatory costs, presented by our most significant programs:

	For the year ended December 31, 2020		For the year ended December 31, 2019	For the three months ended March 31, 2021		For the three months ended March 31, 2020
	in CHF thousands	in USD thousands	in CHF thousands	in CHF thousands	in USD thousands	in CHF thousands
External research and development expense
MP0250	6,210	7,024	10,641	527	560	2,893
MP0274	1,487	1,682	1,440	486	516	651
MP0310	2,364	2,674	2,634	441	468	665
MP0317	3,789	4,286	2,382	672	714	837
MP0420 / MP0423	8,442	9,549	—	5,881	6,244	52
Other research and development expense	4,968	5,619	3,136	1,093	1,236	1,401
Total	27,260	30,834	20,233	9,100	9,738	6,499
We charge all research and development expenses, including internal patent filing and patent maintenance costs, to research and development expenses when incurred, as the criteria for capitalization are currently not met.
Selling, general and administrative expenses
Our selling, general and administrative costs principally consist of salaries and related benefits, including share-based compensation, for personnel in our executive, finance and other administrative functions. Other selling, general and administrative costs include facility-related costs and professional services fees for auditing, tax and general legal services, as well as expenses associated with the requirements of being a listed public company listed in Switzerland on the SIX.
Financial income and financial expenses
Financial income consists primarily of interest earned on our cash and cash equivalents and short-term time deposits as well as realized and unrealized gains of foreign exchange. The financial expenses are driven by realized and unrealized foreign exchange losses.
Income taxes and taxation
Income taxes
We have operating entities in two jurisdictions. In Switzerland, due to losses incurred to-date, we have not paid any income taxes since inception. For our U.S. based activities, we have paid the required tax amounts of both federal and state taxes, which are not material to our financial results.
Deferred taxes
We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2020, in Switzerland, we had tax loss carry-forwards totaling CHF 157.9 million. No deferred tax assets have been recognized for these tax loss carry-forwards because it is not probable that such loss carry-forwards can be utilized in the foreseeable future. In addition, no deferred tax assets were recognized on other deductible temporary differences (e.g- pension liabilities) due to the significant tax losses carried forward.

Results of Operations
Comparison of Operations for the three months ended March 31, 2021 and 2020
The following table sets forth our statements of income for the three months ended March 31, 2021 and 2020 (in thousands CHF and thousands USD for reference only):

	For the three months ended March 31, 2021	For the three months ended March 31, 2020	Variance	%	For the three months ended March 31, 2021
	in CHF thousands	in CHF thousands	in CHF thousands		in USD thousands
Revenues and other income
Revenue from research and development collaborations	815	3,805	(2,990)	(79)%	865
Other income	162	—	162		172
Total revenues and other income	977	3,805	(2,828)	(74)%	1,037
Operating expenses
Research and development expenses	(16,163)	(13,363)	(2,800)	21%	(17,162)
Selling, general and administrative expenses	(3,344)	(2,662)	(682)	26%	(3,551)
Total operating expenses	(19,507)	(16,025)	(3,482)	22%	(20,713)
Operating result	(18,530)	(12,220)	(6,310)	52%	(19,675)
Financial income	2,153	248	1,905	768%	2,286
Financial expenses	(177)	(1,367)	1,190	(87)%	(188)
Result before income taxes	(16,554)	(13,339)	(3,215)	24%	(17,577)
Income taxes	—	(6)	6		—
Net result, attributable to shareholders	(16,554)	(13,345)	(3,209)	24%	(17,577)
Revenues
In the three months ended March 31, 2021, we recognized total revenues and other income of CHF 1.0 million, a decrease of 74% compared to the three months ended March 31, 2020, in which we recognized total revenues and other income of CHF 3.8 million. All revenue from research and development collaborations recognized in 2021 and 2020 was the result of our collaboration agreement with Amgen. During the three months ended March 31, 2021, we entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services during the three months ended March 31, 2021 amounted to CHF 162,000 and are presented as other income.
We recognize revenue based on the ratio of the associated costs incurred to date and the total forecasted costs to satisfy the performance obligation. During the three months ended March 31, 2021, we increased our estimate of the total future costs required to satisfy the performance obligation under the collaboration agreement with Amgen. The increase in total estimated future costs is primarily related to continued development of various dosing schedules under phase 1a of the collaboration. This increase resulted in a lower amount of revenue recognized for the three months ended March 31, 2021, as compared to the prior year period.
Operating expenses
Total operating expenses in the three months ended March 31, 2021 increased by CHF 3.5 million, or 22%, to CHF 19.5 million, compared to CHF 16.0 million in the three months ended March 31, 2020.

For the three months ended March 31, 2021, these costs included CHF 1.1 million in non-cash effective share-based compensation costs and increased employee benefits, as well as CHF 0.7 million in depreciation and amortization. The two major expense categories were personnel expenses of CHF 8.7 million, representing 45% of total operating expenses, and research consumables and external development expenses, totaling CHF 8.6 million, or 44% of total operating expenses.
Research and development expenses
Total research and development expenses in the three months ended March 31, 2021 increased by CHF 2.8 million, or 21%, to CHF 16.2 million, compared to CHF 13.4 million in the three months ended March 31, 2020. This increase was primarily due to the progress of our Covid-19 antiviral product candidates.
Selling, general and administrative expenses
Total selling, general and administrative expenses in the three months ended March 31, 2021 increased by CHF 0.7 million, or 26%, to CHF 3.3 million, compared to CHF 2.7 million in the three months ended March 31, 2020. This increase was mainly due to increased costs in personnel and professional fees.
Financial income / financial expense
In the three months ended March 31, 2021, we recorded a positive financial result of CHF 2.0 million, compared to a net negative financial result of CHF 1.1 million for the three months ended March 31, 2020. The positive financial result during the three months ended March 31, 2021 is primarily attributable to net foreign exchange gains of CHF 2.2 million on our cash and cash equivalents and short-term time deposits positions held in currencies other than the Swiss franc.
Comparison of Operations for the Years Ended December 31, 2020 and 2019
The following table sets forth our statements of income for the years ended December 31, 2020 and 2019 (in thousands CHF and thousands USD for reference only):

	For the year ended December 31, 2020	For the year ended December 31, 2019	Variance	%	For the year ended December 31, 2020
	in CHF thousands	in CHF thousands	in CHF thousands		in USD thousands
Revenues
Revenue from research and development collaborations	9,344	20,383	(11,039)	(54)%	10,569
Total revenues	9,344	20,383	(11,039)	(54)%	10,569
Operating expenses
Research and development expenses	(56,075)	(43,498)	(12,577)	29%	(63,426)
Selling, general and administrative expenses	(11,595)	(13,545)	1,950	(14)%	(13,115)
Total operating expenses	(67,670)	(57,043)	(10,627)	19%	(76,542)
Operating result	(58,326)	(36,660)	(21,666)	59%	(65,973)
Financial income	367	1,599	(1,232)	(77)%	415
Financial expenses	(4,816)	(1,210)	(3,606)	298%	(5,447)
Result before income taxes	(62,775)	(36,271)	(26,504)	73%	(71,005)
Income taxes	11	(17)	28		12
Net result, attributable to shareholders	(62,764)	(36,288)	(26,476)	73%	(70,992)

Revenues
In the year ended December 31, 2020, we recognized total revenues of CHF 9.3 million, a decrease of 54% compared to the year ended December 31, 2019, in which we recognized total revenues of CHF 20.4 million. All revenue recognized in 2020 and 2019 was the result of our collaboration agreement with Amgen. We recognize revenue based on the ratio of the associated costs incurred to date and the total forecasted costs to satisfy the performance obligation. During the second half of 2020, we increased our estimate of the total future costs required to satisfy the performance obligation under the collaboration agreement with Amgen. This increase resulted in a lower amount of revenue recognized for the year ended December 31, 2020, as compared to the prior year period.
Operating expenses
Total operating expenses in the year ended December 31, 2020 increased by CHF 10.6 million, or 19%, to CHF 67.7 million, compared to CHF 57.0 million in the year ended December 31, 2019. These costs included CHF 4.2 million in non-cash effective share-based compensation costs and increased employee benefits as well as CHF 2.9 million in depreciation and amortization. The two major expense categories were personnel expenses of CHF 33.6 million, representing 50% of total operating expenses, and research consumables and external development expenses, totaling CHF 26.6 million, or 39% of total operating expenses. Personnel expenses for the year ended December 31, 2020 increased, in part, due to increases in our number of full-time employees as compared to the year ended December 31, 2019.
Research and development expenses
Total research and development expenses in the year ended December 31, 2020 increased by CHF 12.6 million, or 29%, to CHF 56.1 million, compared to CHF 43.5 million in the year ended December 31, 2019. This increase was mainly due to progress in our pipeline of product candidates, including our investment in our COVID-19 antiviral product candidates, and increased personnel costs, in part due to increases in our number of full-time employees as compared to the year ended December 31, 2019.
Selling, general and administrative expenses
Total selling, general and administrative expenses in the year ended December 31, 2020 decreased by CHF 2.0 million, or 15%, to CHF 11.6 million, compared to CHF 13.6 million in the year ended December 31, 2019. This decrease was, mainly due to lower professional fees.
Financial income / financial expense
In the year ended December 31, 2020, we recorded a negative financial result of CHF 4.4 million, compared to a net positive financial result of CHF 0.4 million in 2019. This loss is primarily attributable to net foreign exchange losses of CHF 4.5 million on our cash and cash equivalents and short-term time deposits positions held in currencies other than the Swiss franc.
Income taxes
In the years ended December 31, 2020 and 2019, we did not pay or accrue any income taxes in Switzerland. Molecular Partners Inc., our U.S. subsidiary, is subject to U.S. federal corporate income taxes and state income taxes for Massachusetts and California.
Liquidity and Capital Resources
Overview
From inception through March 31, 2021, we have raised an aggregate of CHF 271.0 million of net proceeds from the sale of our common shares to founders and investors and collected cash under our partnership agreements in an aggregate of CHF 277.6 million. Our primary uses of cash are to fund our ongoing research and development activities. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

As of March 31, 2021 and December 31, 2020, we had CHF 145.6 million and CHF 173.7 million, respectively, in cash and cash equivalents and short-term time deposits. We are investing our cash in risk-free money market instruments in line with our treasury guidelines to accommodate our financial needs over time.
We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of current or future collaborators. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
Comparison of cash and cash equivalents and short-term time deposits as of March 31, 2021 and December 31, 2020 and cash flows for the three months ended March 31, 2021 and March 31, 2020
The following table shows a summary of our cash flows for the periods indicated:

	As of March 31, 2021		As of December 31, 2020
	in CHF thousands	in USD thousands	in CHF thousands
Cash and cash equivalents	106,171	112,732	133,721
Short-term time deposits	39,432	41,869	40,000
Total	145,603	154,601	173,721

	for the three months ended March 31, 2021		for the three months ended March 31, 2020
Net cash used in operating activities	(29,882)	(31,729)	(12,834)
Net cash from investing activities	412	437	1,867
Net cash used in financing activities	(244)	(259)	(121)
Exchange losses on cash positions	2,164	2,298	(1,277)

Net decrease in cash and cash equivalents	(27,550)	(29,253)	(12,365)
The short-term time deposits at March 31, 2021 contain two positions in CHF and one position in USD with two major Swiss banks. The short-term time deposits at December 31, 2020 contain three positions in CHF with two major Swiss banks.
Net cash used in operating activities
During the three months ended March 31, 2021, operating activities used CHF 29.9 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 16.6 million and an increase in prepaid expenses and accrued income of CHF 11.0 million, which mainly resulted from a prepayment of CHF 9.3 million related to the manufacturing of commercial supply for MP0420.
During the three month ended March 31, 2020, operating activities used CHF 12.8 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 13.3 million.

Net cash used in investing activities
During the three months ended March 31, 2021 and 2020, cash received from investing activities related to investments in short-term time deposits was CHF 0.6 million and CHF 2.0 million, respectively.
During the three months ended March 31, 2021, a CHF 0.2 million outflow was recorded for the acquisition of property, plant and equipment and intangible assets. During the three months ended March 31, 2020, a CHF 0.6 million outflow was recorded for the acquisition of property, plant and equipment and intangible assets and a CHF 0.4 million inflow was recorded from interest received.
Net cash used in financing activities
During the three months ended March 31, 2021, net cash used in financing activities was CHF 0.2 million, primarily related to the payment of the principal portion of our lease liabilities. During the three months ended March 31, 2020, net cash used in financing activities was CHF 0.1 million, of which CHF 0.3 million related to the payment of the principal portion of our lease liabilities, offset by CHF 0.2 million received from proceeds from the exercise of stock options, net of transaction costs.

Comparison of cash and cash equivalents and short-term time deposits as of December 31, 2020 and December 31, 2019 and cash flows for the years ended December 31, 2020 and December 31, 2019

	As of and for the year ended December 31, 2020		As of and for the year ended December 31, 2019
	in CHF thousands	in USD thousands	in CHF thousands
Cash and cash equivalents	133,721	151,252	75,712
Short-term time deposits	40,000	45,244	19,368
Total	173,721	196,496	95,080

Net cash used in operating activities	(28,983)	(32,783)	(1,189)
Net cash used in investing activities	(21,746)	(24,597)	(19,836)
Net cash from (used in) financing activities	113,202	128,043	(227)
Exchange losses on cash positions	(4,464)	(5,049)	(1,994)

Net increase (decrease) in cash and cash equivalents	58,009	65,614	(23,246)
The short-term time deposits at December 31, 2020 contain three positions in CHF with two major Swiss banks. The short-term time deposits at December 31, 2019 contain one position in USD with a major Swiss bank.
Net cash used in operating activities
During the year ended December 31, 2020, operating activities used CHF 29.0 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 62.8 million partially offset by an increase in contract liability of CHF 17.6 million, and non-cash share based compensation costs of CHF 2.9 million.
During the year ended December 31, 2019, operating activities used CHF 1.2 million of cash, primarily as a result of the negative net result attributable to shareholders of CHF 36.3 million but largely offset by an increase in trade and other receivables of CHF 49.6 million arising from the Amgen collaboration agreement and a reduction in contract liability of CHF 20.4 million related to that same agreement.

Net cash used in investing activities
During the year ended December 31, 2020 and 2019, cash used in investing activities related to investments in short-term time deposits was CHF 20.6 million and CHF 19.4 million, respectively.
During the year ended December 31, 2020, a CHF 1.7 million outflow was recorded for the acquisition of property, plant and equipment and intangible assets and a CHF 0.6 million inflow was recorded from interest received. During the year ended December 31, 2019, a CHF 1.9 million outflow was recorded for the acquisition of property, plant and equipment and intangible assets and a CHF 1.4 million inflow was recorded from interest received.
Net cash from (used in) financing activities
During the year ended December 31, 2020, net cash from financing activities was CHF 113.2 million, primarily related to the proceeds from issuance of new shares, net of transaction costs, that were issued following a financing round completed in July 2020 and as a result of the Option and Equity Rights agreement concluded with Novartis in October 2020.
During the year ended December 31, 2019, net cash used in financing activities was CHF 0.2 million, of which CHF 1.2 million related to the payment of the principal portion of our lease liabilities, offset by CHF 1.0 million received as proceeds from the exercise of stock options, net of transaction costs.
Funding requirements
We believe the net proceeds from this offering, together with our existing cash and cash equivalents and short-term time deposits, will be sufficient to fund our operating expenses and capital expenditure requirements for at least into                   . However, our present and future funding requirements may change and will depend on many factors, including, among other things:
•timelines for preclinical and clinical development programs;
•change in product development plans needed to address any set-backs in our research and development activities;
•scope, prioritization and number of clinical trials and research and development activities;
•rate of progress and cost of the clinical trials, and other research and development activities;
•terms and timing of any collaborative, licensing and other arrangements that may be established;
•costs and timing of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights;
•the need or decision to acquire or license complementary compounds, technologies or complementary businesses or companies;
•regulatory approval, manufacturing or commercialization of our product candidates for which we receive marketing approval through partners;
•costs, timing and outcome of regulatory review of our product candidates;
•costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•changes in regulatory policies or laws that affect our operations; and
•competing medical treatment and market developments.
We expect our operating expenses to increase over the next several years as we expand our research and development activities. In addition, we do not know whether any additional financings will be available at all or available on commercially acceptable terms when needed. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Capital Commitments
As of March 31, 2021 and December 31, 2020, we did not have any capital commitments.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under IFRS.
Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
We operate primarily in Switzerland, Europe and in the United States and are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.
As of March 31, 2021, we had cash and cash equivalents plus short-term time deposits of CHF 145.6 million ($154.6 million).
Foreign exchange risk
We operate primarily in Switzerland, Europe and in the United States and our functional currency is the Swiss franc, and as a result, we are exposed to (1) transactional foreign exchange risk when we enter into a transaction in a currency other than our functional currency and (2) translational foreign exchange risk when we translate our financial statements from USD into our functional currency.
In order to reduce our foreign exchange exposure, we may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. Our hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) to consider hedging some of the remaining expected net currency exposure as the need arises. However, due to market volatilities and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible.
Credit risk
The maximum credit risk on financial instruments corresponds to the carrying amounts of our cash and cash equivalents and receivables. We have not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. As of March 31, 2021, substantially all of our cash and cash equivalents were held at major financial institutions located in Switzerland. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. We enter into partnerships with partners that have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.

Critical Accounting Policies and Significant Estimates and Judgments
Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS. Our accounts are prepared on a going concern basis. The preparation of our financial statements in conformity with IFRS requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, contingent liabilities, income and expenses. These estimates take into consideration historical experience, developments in economic circumstances, known trends and current events, actions that we may undertake in the future and various other factors that we believe are reasonable under the circumstances. These estimates are subject to risks and uncertainties. Our actual results may deviate from these estimates.
While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policy is the most critical to the judgments and estimates used in the preparation of our financial statements.
Revenue recognition
Fluctuation in revenues is common to biopharmaceutical companies focused on research and development as the revenues are often linked to up-front fees, reservation fees, milestones or license payments as well as income for delivery of drug substance, which occur sporadically. Depending on the complexity of the relevant agreements, judgment (for instance in regards to the performance obligations recognized using the cost based method, where revenue is recognized based on costs incurred in relation to our estimate of total estimated costs to complete satisfaction of the underlying performance obligations) is required to reflect the substance of the arrangement in the recognition of revenues. Under the cost-based method, our estimate of total costs to be incurred under certain agreements is for example, based on actual project-related contracts and history of similar contracts of other collaborations as well as industry experience. We are required to evaluate whether any changes in operational and/or technical collaboration and project requirements could lead to a change in the timing and/or amount of estimated project costs, and how such changes, if any, impact the recognition of revenue. Other revenue related judgments with regard to the determination of performance obligations under reservation agreements relate to assumptions on future production costs and market prices.
Implications of Being an Emerging Growth Company
In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
In addition, as an emerging growth company, we may rely on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are not required to, among other things, (1) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an "emerging growth company." We would cease to be an emerging growth company if any of the following occurs: 1) we have more than $1.07 billion in annual gross revenue, 2) we have more than $700 million in market value of our equity securities held by non-affiliates or 3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.
In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from such compensation disclosures.

BUSINESS
Overview
We are a clinical stage biopharmaceutical company applying our pioneering DARPin product candidates to treat serious diseases, with a current focus on infectious disease, oncology and ophthalmology. Our DARPin platform, which is designed using ankyrin repeat proteins, allows us to build product candidates with multiple mechanisms of action to address complex biological problems, while potentially offering patients products with higher efficacy and fewer adverse events. We believe that DARPin molecules represent a novel class of drugs with broad therapeutic applications that may overcome many of the limitations of conventional protein and antibody-based therapeutics. Our DARPin product candidates have been extensively tested in preclinical studies and clinical trials, including in approximately 2,000 patients in ophthalmology, infectious disease (SARS-CoV-2) and oncology, and have been observed to be highly active, present differentiated product profiles and be generally well-tolerated.
We were founded in 2004 by the inventors of our DARPin platform. Our senior management, which includes two of our company’s co-founders, have significant prior experience in oncology, research, drug development and finance, and members of our team have served as senior executives at other well-established companies including Argenx, Bavarian Nordic, Celgene, Lonza, Roche and Takeda. Additionally, our board of directors includes current and former senior executives of Biogen, Millennium, Novartis AG, Roche, and Sanofi.
Our DARPin Platform
DARPin proteins are designed using natural repeat proteins, a class of binder proteins that are common in humans and most other species. Since our formation, we have gone on to develop and upgrade our DARPin libraries to include over a trillion DARPin modules, which we refer to as single-domains, from which we can select specific DARPin proteins capable of binding to a target protein. Single-domain DARPins bind to a single target and serve as building blocks to create our multi-specific DARPin product candidates that can engage multiple targets. Beyond the benefit of multi-specificity, DARPin constructs can be intelligently designed to be active only under certain conditions, including via slow activation mechanisms, or activation at site-specific tumor microenvironments.
Starting with a target patient or disease, we can rapidly generate thousands of different DARPin product candidates to interrogate a specific biological target or targets to address an underlying medical need. We are able to perform target-specific screenings not only with our single-domains, but also with numerous multi-specific DARPin candidates constructed from these single-domain DARPin modules, allowing us to screen for the ideal properties within potential multi-specific product candidates. As a result, we believe that we can combine multiple promising biological solutions in one product candidate, as in the case of MP0423, a product candidate from our infectious disease program that is designed to neutralize the spike protein of SARS-CoV-2 using up to three distinct mechanisms. Further, we believe our DARPin platform allows us to identify novel mechanisms of action, as in the case of AMG 506 (MP0310) and MP0317, the lead product candidates from our oncology program, which will only activate immune stimulating targets when clustered on fibroblast activation protein, or FAP, a tumor specific localizer.
As a therapeutic class, DARPin proteins demonstrate advantageous development properties including stability, solubility and manufacturing yield-to-cost benefits. In our preclinical studies and clinical trials, we have observed that our DARPin product candidates perform as designed and are well tolerated. As we have advanced our development programs, we have leveraged the insights from each product candidate to inform the development of the next product candidate, starting from a single-domain candidate (abicipar), and advancing to multi-specific candidates which are able to bind more than one target (MP0250 and the subsequently developed product candidates), bind a single target on more than one epitope (MP0274, and more recently MP0420 and MP0423), engage with the immune system (AMG 506 (MP0310) and MP0317, and our acute myeloid leukemia, or AML, program currently in development), and finally, bind a unique set of targets that other modalities cannot (our peptide-MHC, or pMHC, program).
Our in-house DARPin programs are initially focused on infectious diseases, which include our first COVID-19 antiviral therapeutic product candidates in partnership with Novartis, and our oncology program, where we see great potential in the utility and flexibility of DARPin molecules to offer differentiated cancer treatments. Given the momentum of our COVID-19 antiviral therapeutic product candidates and the severity of the ongoing COVID-19 pandemic, we are also expanding our research and development activities in our infectious disease program to tackle other current and future viral threats.
Our accumulated preclinical and clinical experience developing and testing DARPin product candidates has allowed us to establish an intellectual property portfolio that, as of March 1, 2021, included over 150 granted and over 100 additional pending U.S. and foreign patent applications, across 25 patent families, covering both core and derivative aspects of our DARPin platform.
Our DARPin platform was invented over twenty years ago by the co-founders of our company, then researchers from the University of Zurich.
Our Pipeline
The following table summarizes key information about our partnered and proprietary product candidates and research:
*Abicipar has not been approved for commercialization in any jurisdiction, and we understand that additional evaluation work would be required prior to a potential approval. Our partner, Abbvie, is currently evaluating potential next steps.
While our DARPin molecules have distinct features to elicit specific therapeutic actions for a particular target, each DARPin therapeutic modality can be utilized across multiple programs. Our pipeline programs benefit from the learnings of earlier discoveries, such as the use of FAP as a localized activator for both AMG 506 (MP0310) and MP0317, escape prevention for our legacy product candidate MP0250, our new tetra-specific AML program, our COVID-19 therapeutic antiviral product candidates, and molecular handcuffing which is shared between our legacy product candidate MP0274 and our COVID-19 antiviral product candidate MP0423. As we continue to unlock new therapeutic modalities, each insight from earlier discoveries will be leveraged and applied across new product candidates wherever appropriate.

Figure 1. Once we develop a DARPin modality for one program, we can utilize it for some or all of the programs that follow. This figure depicts the various therapeutic modalities in use across our pipeline programs. Blue shading reflects the stage of development of each program.
Our Infectious Disease Program
With the emergence of the COVID-19 pandemic, starting in early 2020, it was apparent that all efforts must be made to explore how DARPin therapeutics can assist in an emerging crisis. The straightforward development path of DARPin antiviral product candidates, enabled by their multi-specific binding mechanism of action, or MOA, allowed us to rapidly move from concept to clinic. To date we have developed two tri-specific COVID-19 antiviral therapeutic product candidates, MP0420, which we refer to as ensovibep, and MP0423. Both are designed to have strong binding and neutralizing potencies targeting multiple epitopes on the SARS-CoV-2 spike protein that are crucial for infection. A Phase 2/3 clinical trial for ensovibep, the lead product candidate in our infectious disease program, is initiating enrollment in May 2021, with interim data expected in August 2021 and full data expected in 2022. We are presently enrolling up to 40 patients in a Phase 2 study for ensovibep in the Netherlands, which was initiated in March 2021. Ensovibep has demonstrated a favorable tolerability profile in its Phase 1 trial of 23 healthy volunteers since commencement in 2020. Furthermore, we have partnered with Novartis to develop, manufacture and commercialize ensovibep and MP0423, which we believe will allow us to develop this product candidate as a therapeutic for the treatment of COVID-19.
The product candidates in our infectious disease program offer a differentiated approach to treating COVID-19 through a single molecule that can engage multiple parts of the SARS-CoV-2 virus simultaneously to neutralize the virus through multiple mechanisms. This offers potentially broader efficacy – across both therapeutic and prophylactic settings – and reduces the potential for the development of viral drug resistance. Preclinical potency data suggests that our COVID-19 antiviral therapeutic product candidates may be administrable as a subcutaneous injection, which could represent a significant advantage for ease of delivery.
Our COVID-19 antiviral therapeutic product candidates are also engineered with a half-life-enhancing DARPin domain that binds to human serum albumin, or HSA, to support long-lasting activity. HSA is found in elevated levels in the lung, which may provide a further benefit in a respiratory viral setting.
Ensovibep was observed to be well tolerated in a Phase 1 clinical trial. Additional clinical work is ongoing in a Phase 2 clinical trial exploring the ability of ensovibep to halt the spread of the SARS-CoV-2 virus in infected patients, with data expected in the second half of 2021. A Phase 2/3 global registrational study, named EMPATHY, is initiating enrollment in May 2021, with interim data expected in August 2021 and full data expected in 2022. Subject to the results of these trials and clinical need, our clinical development strategy aims to achieve potential emergency use authorization for ensovibep.

Figure 2. Ensovibep is constructed from three RBD binding DARPin domains and two HSA binding half-life extension DARPin domains.
Given the potential of DARPin therapeutics in treating SARS-CoV-2 through a viral neutralization mechanism, we have been exploring a number of potential infectious diseases which can be treated through multi-specific targeting. This evaluation includes additional work on pandemic threats, tropical diseases, and respiratory viruses such as Respiratory Syncytial Virus, or RSV.
Figure 3. The DARPin platform has multiple advantages in creating novel antiviral candidate. Among these, DARPin molecules have a mechanistic advantage of multi-specific, cooperative surface protein binding and inhibition of viral entry into human cells. We are exploring additional viral infectious diseases, including RSV, that can be targeted by our DARPin molecules.
Our Oncology Program
We are developing DARPin product candidates in our oncology program to treat diseases with high unmet medical need. To date, our oncology product development efforts have focused on known biological targets while the multi-specificity afforded by our DARPin technology has allowed us to unlock previously difficult-to-address tumor biology and expand the range of addressable tumor biology compared to current standard of care therapies.
We have used our DARPin library to generate DARPin proteins directed against a broad range of oncology targets. From this library our DARPin technology allows us to construct DARPin product candidates that are only activated within a tumor or its supporting tissue, thereby avoiding systemic activation and minimizing adverse events.
We are developing AMG 506 (MP0310), the lead product candidate in our oncology program and which is partnered with Amgen, as a tumor-localized, 4-1BB immune-cell activator for the potential treatment of FAP-positive cancers, which include multiple solid tumors. It is widely recognized that 4-1BB represents a promising anti-cancer target, but previous development attempts have resulted in minimal efficacy and/or high levels of systemic toxicity. To avoid potential toxicity concerns, and allow for potentially therapeutically meaningful activation of 4-1BB, we engineered AMG 506 (MP0310) to activate 4-1BB only when bound to FAP. FAP is found in the tumor stroma in high density, and its binding can create a local cluster effect. In our Phase 1 clinical trial, we observed that AMG 506 (MP0310) demonstrated the ability to generate localized immune cell activation with no systemic toxicity in interim data. The dose escalation stage of the Phase 1 clinical trial was initiated in late 2019 to establish safety and the tumor-restricted activation of immune-cells with initial results demonstrating proof of MOA after a single injection and a manageable adverse event profile consistent with MOA. We are currently conducting dosing regimen adaptations to identify the dosing regimen for sustained 4-1BB activation. We believe AMG 506 (MP0310) could be particularly relevant as a combination agent with potential combination studies in collaboration with Amgen.
MP0317, the second product candidate in our oncology program, is designed to bind CD40 and FAP. Similar to AMG 506 (MP0310), we believe that the FAP binding mechanism should allow MP0317 to activate immune cells specifically in the tumor and not in the rest of the body, potentially delivering greater efficacy with fewer side effects. CD40 is an immune agonist that has demonstrated the ability to exert anti-tumor activity, but its utility as a target has been somewhat limited in the clinic due to concerns regarding potential severe adverse events. We have designed MP0317 to increase localized activation of CD40 in the tumor microenvironment and as activation should only occur when both FAP and CD40 are simultaneously engaged, we believe MP0317 will trigger only tumor localized activity with minimal systemic side effects. We expect to enter the clinic with MP0317 in the second half of 2021.
Our Legacy Oncology Programs
We have previously developed two oncology product candidates demonstrating clinical proof-of-concept and validating the systemic administration of DARPin therapeutics in patients with both solid and hematologic malignancies. MP0250, a legacy product candidate in our oncology program, was designed to bind to and inhibit vascular endothelial growth factor, or VEGF, and hepatocyte growth factor, or HGF. VEGF supports the growth of new blood vessels that are required to sustain tumor growth and HGF promotes tumor growth. We believe that by binding to and thereby inhibiting the VEGF and HGF pathways, MP0250 evidenced the ability to restore the efficacy of many standard of care cancer therapies, allowing patients who developed resistance to again respond to these therapies. The second legacy product candidate in our oncology program, MP0274, is a DARPin product candidate designed to bind to two different sites, or epitopes, on HER2, a receptor protein that promotes the growth of tumors. We believe that by binding to these two specific epitopes at the same time, MP0274 locked HER2 in an abnormal position thereby rendering it inactive, thereby inhibiting HER-mediated signaling and leading to apoptosis, or programmed cell death, in susceptible tumor cells that over express HER2. Through these legacy product candidates, we have demonstrated therapeutic benefit for patients in the clinic, shown that multi-specific DARPin therapies can be administered safely and with low immunogenicity, and validated the ability of our HSA-binding DARPin technologies to support long-lasting activity. A strategic decision has been made to de-prioritize the product candidates in favor of investing in programs where a clear clinical differentiation could be made through DARPin constructs.
Our CD3 T-Cell Engager Program
As part of our strategic evolution, we are focusing our efforts on creating DARPin product candidates that convey single-agent activity and do not require combination with additional compounds to show efficacy. Executing on this strategy over the last three years, we have developed CD3 T-cell engager, or TCE, therapeutic modalities, designed to activate relevant immune cells against specific cellular targets in a localized, specifically timed fashion. To date, many programs targeting CD3 have suffered from toxicity issues arising from CD3 activation outside the tumor and over-stimulation of the immune system. When dealing with complex, heterogeneous tumors, breakthrough efficacy has also been challenging to attain. In 2020, we made significant progress to integrate the CD3-targeting approach to T-cell engagement into a multi-DARPin format that addresses these key challenges. We are initially focused on targeting AML and other liquid tumors, with initial data presented at the American Academy for Cancer Research, or AACR, annual meeting in April 2021.

Figure 4. We can control the activation of our multi-specific T cell to be restricted to a specific location and/or activated slowly to avoid adverse events related to misdirected or overly strong activity.
The use of tumor localization DARPin domains in addition to a CD3-binding DARPin domain has allowed the design of candidates with better tumor specificity, and consequently reduced ‘off-tumor’ effects, potentially enabling the administration of higher dose levels and achieving better efficacy. In preclinical tests against AML cells, DARPin CD3/TCE product candidates delivered highly potent and specific activity and the potential for a reduced systemic immune response.
We intend to further expand the ability of our oncology program with DARPin product candidates that ensure CD3 is only targeted locally in the tumor microenvironment and is only activated slowly over time to further control the risk of side effects and provide sustained activity.
Our Peptide-MHC DARPin Discovery Program
As we continue to unlock and expand our therapeutic capabilities, pMHC-targeting DARPin molecules represent the next level of immune cell targeting DARPin product candidates. These highly differentiated and specialized therapeutic candidates are designed to engage specific pMHC complexes while avoiding off-target attacks on healthy tissue, potentially delivering greater efficacy with fewer side effects. As pMHC complexes sample intracellular proteins and present them on the surface, specifically recognizing these complexes and binding to them allows pMHC DARPin molecules to identify a whole new array of targets that were previously hidden from external protein binders that are restricted to the extracellular environment. We believe the ability to target these intracellular proteins will allow us to pursue an entirely new set of potentially meaningful targets across the fields of oncology and infectious diseases. The small size and rigid binding surfaces of DARPin molecules make them well suited for binding to pMHC targets that have been difficult to target using the large, flexible structures of antibodies. We have demonstrated proof-of-concept for the ability of DARPin therapeutics to effectively drug pMHC complexes. We are actively screening single-domain DARPin proteins for optimal binding to a range of pMHC complexes, which we expect to use to design DARPin product candidates with specific and potent diseased cell killing effects.
Our Ophthalmology Program and Collaborations with Allergan, an Abbvie Company
The most clinically advanced DARPin product candidate we have developed is abicipar, a VEGF inhibitor for the treatment of neovascular (wet) age-related macular degeneration, or nAMD, and diabetic macular edema, or DME. Abicipar, which we developed using our DARPin platform, has a longer duration of action and may enable less frequent injections into the eye than the current anti-VEGF treatments while providing equal or better improvements in vision. This program was exclusively licensed to Allergan, an Abbvie company, in 2011. Abicipar has completed two global Phase 3 clinical trials where it met its primary endpoints of non-inferiority to the market leading monthly treatment, Lucentis. Following submission of a Biologics Licensing Application, or BLA, to the U.S. Food and Drug Administration, or FDA, it was determined that the ocular inflammation profile see in the two Phase 2 clinical trials did not provide an adequate risk reward benefit as submitted, and additional work would be required to show the ocular inflammation profile of abicipar would be similar to those products already approved for the treatment of nAMD. Our partner, Abbvie, is currently evaluating potential next steps.

Our Team
As our name indicates, partnership and collaboration are at the core of our company, our research activities and our therapeutic designs. Molecular Partners is an international working environment comprised of 150+ individuals from numerous disciplines who contribute to our shared values of scientific excellence, respectful teamwork and personal aspiration. Whether it stems from our long-standing goal of improving the lives of patients with cancer, or to our more recent efforts to deploy our technology against COVID-19, we are a group dedicated to moving the needle of medicine. We foster true innovation and creative thinking to advance our therapeutic product candidates, and we continue to be inspired by the difference we can make for our patients. Our team members possess a curiosity and a passion to advance our shared goal of providing better treatment options for patients with serious diseases.
Our Strategy
Unlock and Expand Custom-Built Biology for Patients
We are committed to leveraging our proprietary DARPin platform to unlock and expand the inherent advantages of DARPin molecules to potentially deliver innovative therapies to patients suffering from severe disease with significant unmet medical needs.
Key aspects of our strategy include the following:
•Unlock novel biological solutions and expand therapeutic applications of clinically validated DARPin approaches. Since our founding in 2004 by the inventors of our DARPin platform, we have been the only company contractually permitted to use, make, develop, sell or offer to sell DARPin molecules with the exception of academic institutions and research organizations. Consequently, we believe we are the world leaders in DARPin engineering and research. With this expertise, we have developed a strategy of unlocking various technical hurdles which may limit other discovery platforms, and then expanding our clinical product candidates based upon each technological solution. Examples of this include the ability to locally activate highly potent, immunostimulatory molecules, potentially opening therapeutic windows which were previously unavailable to patients. With our COVID-19 antiviral therapeutic product candidates, our preclinical data demonstrate how a multi-specific molecule will allow for high viral neutralization, even when faced with multiple viral mutations. Our emerging CD3 discovery programs demonstrate the ability of our DARPin platform to carefully localize an antitumor response and prevent unwanted activation throughout the body, either through slow activation technologies or conditional activation technologies. With each technical breakthrough we achieve, we are able to apply key learnings across our portfolio, leveraging each insight to improve future programs.
•Advance the clinical development of our COVID-19 antiviral therapeutic product candidates in our infectious disease program in collaboration with Novartis. Our COVID-19 product candidates, ensovibep and MP0423, are two unique tri-specific DARPin product candidates which in preclinical studies have demonstrated the ability to inactivate the SARS-CoV-2 virus through binding to multiple target sites simultaneously. We believe this result offers the potential to both treat and prevent COVID-19 and reduce the likelihood of the development of viral drug resistance, which can result from selection pressure on any single molecular target. A global Phase 2/3 registrational clinical trial for our lead COVID-19 antiviral therapeutic product candidate, ensovibep, is initiating enrollment in May 2021. Our clinical strategy aims to achieve potential emergency use authorization for ensovibep. Given the preclinical data from our existing COVID-19 antiviral therapeutic product candidates and the clear fit between the DARPin therapeutic profile and compelling antiviral product profiles, we intend to pursue other high value antiviral indications with unmet global need. We expect to announce a new target indication in our infectious disease program in 2022.
•Advance clinical development of AMG 506 (MP0310) and MP0317, the most advanced product candidates in our oncology program. Utilizing our knowledge of DARPin designs, we have developed a method of locally clustering potent immunostimulatory molecules, which are designed to activate themselves only in the presence of specific conditions. Our lead oncology product candidate, AMG 506 (MP0310), is being developed to locally activate immune cells in the tumor by binding to FAP on tumor stromal cells where it acts as a localizer, and co-stimulating T cells via 4-1BB, an immune modulator protein, for the treatment of FAP-positive cancers.

In a Phase 1 clinical trial, tumor biopsies from patients demonstrated that AMG 506 (MP0310) activated immune cells locally with minimal systemic side effects. Having unlocked this method of treatment, we are rapidly advancing our second lead oncology product candidate, MP0317, a tumor-localized immune-cell CD40 activator that is also being developed for the potential treatment of FAP-positive cancers. We expect to commence a Phase 1 clinical trial for MP0317 in the second half of 2021.
•Expand the clinical applications of our newly unlocked next-generation CD3 capabilities. We plan to generate novel product candidates from our CD3 discovery programs, utilizing the concepts of multi-specific targeting, conditional activation, and slow activation, all of which we believe open an array of new opportunities for modulating the immune system to fight disease. We have developed methods of delivering highly specific CD3, multi-specific product candidates, starting with a tri-specific TCE for the treatment of AML. Preclinical work shows that targeting three distinct tumor-associated antigens, or TAAs, against AML in combination with a CD3 DARPin results in a high anti-tumor response and offers the potential for an improved safety window, and limiting tumor escape. Beyond the multi-specific administration of our CD3 molecules, we have developed the capacity for both ‘slow activation’ and ‘conditional activation’ of T cells in the circulation, giving multiple levels of control over this key immuno-oncologic mechanism, which other T-cell activator approaches have struggled to leverage without accompanying systemic toxicity.
•Leverage our proprietary libraries to expand the applicability of DARPin therapeutics. DARPin domains are designed to be added to new product candidates in a modular fashion to address novel disease biology. This process enables us to construct and screen multi-specific DARPin molecules for new disease areas and to quickly identify and progress differentiated candidates for our infectious disease and oncology programs. For example, in our oncology program, we are exploring the use of FAP colocalization to selectively activate immune cells in tumors. In pursuit of a sustainable and diversified portfolio, we plan to develop potentially innovative and transformational constructs directed against the most promising targets in our areas of focus. As part of this expansion, we have also developed methods of targeting pMHC complexes, which we believe provides us the capability to investigate a multitude of new targets that have previously been untargetable, both in infectious diseases and oncology.
•Maintain a strategic approach to in-house versus partnered development. To unlock and expand the full potential of our DARPin platform, we intend to independently develop and commercialize product candidates in our core focus areas, where we believe we have a clear clinical and regulatory approval pathway and the resources to commercialize successfully. To complement this approach, we also plan to collaborate with biopharmaceutical companies on product candidates that have promising utility in target areas or patient populations requiring greater global development capabilities or those outside of our strategic focus. This strategy has allowed us to pursue major therapeutic innovations for the DARPin platform, often in parallel, across our infectious disease, oncology and ophthalmology focus areas. To this end, we continue to support our partners across our portfolio as we pursue the advancement of AMG 506 (MP0310) in solid tumors in collaboration with Amgen, the development and approval of our COVID-19 antiviral therapeutic product candidates with Novartis, and abicipar, which in two Phase 3 trials in nAMD demonstrated the capacity to support maintenance of stable vision, but which requires additional development by our partner Abbvie if it is to achieve regulatory approval.
Our DARPin Platform
Overview
Our DARPin platform was invented over twenty years ago by the co-founders of our company, then researchers from the University of Zurich. DARPin molecules were discovered as a result of our co-founders’ quest to find a solution beyond antibodies. The ease of use and manufacturing of DARPin binders, along with the ability to design multi-specific molecules, made DARPin technology an ideal platform from which to pursue treatments beyond traditional protein therapeutics. The DARPin base technology we use in our DARPin platform to generate our DARPin product candidates is exclusively licensed to us by the University of Zurich.
Leveraging our DARPin platform, we have designed DARPin product candidates with multiple MOAs that we believe have the potential to offer patients therapeutic options with higher efficacy and fewer adverse events as compared to standard-of-care therapies. Among these multiple MOAs, DARPin product candidates have been designed to block growth factors, localize activity, conditionally activate, neutralize viruses, adjust half-life as needed, and initiate cell death. These features, and others, are applied across our portfolio and utilized when required to elicit a specific therapeutic response.
We design our DARPin product candidates using natural ankyrin repeat proteins. Like monoclonal antibodies, or mAbs, ankyrin repeat proteins are a known class of natural binding protein, prevalent in humans and many other species, which display highly specific and strong target binding capacity. Ankyrin repeat proteins, through the ankyrin repeat fold, and mAbs, through the more geometrically complex immuno-globulin, or Ig, fold, have a framework and scaffold that preserves their structure and allows them to carry a variety of potential binding sites. The Ig fold in a mAb consists mainly of structures referred to as beta-sheets, and the ankyrin repeat fold in a single-domain DARPin consists primarily of alpha-helical structures. Since alpha-helical structures are less complex and are frequently easier to manipulate without loss of structure, produce and preserve compared to structures built with beta-sheet folds, we believe that our DARPin product candidates have significant potential advantages over current and future mAb treatments. The figure below highlights a few of the differences between mAbs and single-domain DARPin modules.
Figure 5. In comparison to monoclonal antibodies, we believe the smaller size and simple architecture of DARPin binders make them ideally suited to perform multiple biological functions in a single molecule.
We believe the architectural flexibility and novel geometry of single-domain DARPin modules will allow us to develop differentiated drugs with advantages over traditional mAb therapies and to explore therapeutic opportunities unavailable to most other platforms. We are able to generate different single-domain DARPin modules and linkers to create our DARPin product candidates, with multiple MOAs either directed at a single target, or several targets at once. For example, we have generated DARPin molecules with six targets or MOAs in a single product candidate. The resulting molecular complex of this six factor DARPin molecule is still approximately half the size of most single-target mAbs. The figure below illustrates the binding of mAbs and multi-DARPin product candidates to targets.

Figure 6. DARPin product candidates can perform multiple biological functions at the same time.
We believe that our DARPin platform has the potential to yield novel product candidates with broad therapeutic application given their ability to overcome many of the limitations of conventional protein and mAb-based therapeutics.
Benefits and Advantages of our DARPin Platform over Traditional Approaches
We believe the effectiveness of our solution is driven by the architectural flexibility of our DARPin product candidates and the biophysical properties of single-domain DARPin modules, which allow us to select the optimal product candidates from among approximately 10,000 potential combinations simultaneously.
Figure 7. We leverage the innate properties DARPin binders to create specific therapeutic outputs, based on a target patient.
We believe the benefits of our DARPin platform include:
Ability of DARPin product candidates to target multiple escape pathways in parallel. When cancer cells or a virus are attacked by conventional therapies, they often develop resistance by loss of target, mutational escape or activating multiple escape pathways at once. To create effective products, we believe that we must understand the dynamics of these escape pathways and then target their key components in parallel. We believe our DARPin product candidates are ideally suited for this approach because of their ability to bind to multiple targets and inhibit multiple escape pathways at once. Our approach allows us to efficiently test product candidates to determine the affinity and target binding of our single-domain DARPin proteins in the relevant setting. The most effective combination of single-domain DARPin proteins is assembled into one DARPin product candidate for further product development. These DARPin product candidates can demonstrate cooperative binding, leading to high potency and preventing escape as demonstrated by our antiviral product candidates.
Capacity to find and address new biology on known targets. Using our DARPin approach, we are able to select single-domain DARPin proteins that bind to known targets in novel ways, thereby unlocking additional therapeutic solutions. For example, in our CD3 discovery programs, we ‘mask’ a CD3 DARPin with another blocking DARPin utilizing a flexible linker to connect the two, which allows us to ‘unlock’ the active therapeutic in a slow activation capacity and dampen potential cytokine release syndrome, or CRS, thereby limiting the adverse event profile. We can also achieve conditional activation where the molecule will activate only in the presence of a particular TAA. Our first nominated CD3 product candidate will utilize the power of multi-specific targeting to potentially enhance efficacy and minimize tumor resistance through simultaneously targeting three known hallmarks of AML, which, to our knowledge, have never been administered as one molecule until now. Previous preclinical studies have also demonstrated the capacity of single-domain DARPin proteins to bind to different epitopes on the same target. MP0274, for example, targets human epidermal growth factor 2, or HER2, on two distinct epitopes with two DARPin-proteins connected by a short linker locking HER2 in an abnormal position, forming a ‘molecular handcuff’ and thereby inducing cell death, or apoptosis. This approach is also used as one of the mechanisms of action for MP0423, which we believe can ‘handcuff’ the spike protein of SAR-CoV-2 to prevent infection. We believe these results are not functionally feasible with conventional antibody approaches.
Flexible architecture to engage and locally activate immune cells. Immuno-oncology relies on the activation of a patient’s immune response to fight tumors. In some cases, blocking negative checkpoint signals can produce a deep and durable effect in stopping the growth of, and regressing, tumors. We believe that our DARPin platform is well suited for the combined approaches of blocking negative checkpoint signals and engaging and activating immune cells. We have unlocked approaches that utilize single-domain DARPin proteins to direct tumor-localized activation of immune cells, resulting in the selective activation of immune system cells within a tumor, which may potentially avoid systemic adverse events. We have designed two of our DARPin product candidates, AMG 506 (MP0310) and MP0317, to cluster, thereby locally activating immune cells more effectively. AMG 506 (MP0310) is a tumor-restricted 4-1BB immune-cell activator for the potential treatment of FAP-positive cancers, and MP0317 activates CD40, also in an FAP-dependent manner. As these DARPin product candidates are directed to tumor supportive structures rather than tumor cells, we believe they will be less subject to the development of treatment resistance and will thereby retain activity.
Tailored pharmacokinetic profile. We are able to tailor the half-life of our DARPin product candidates in the body to match the relevant target disease biology ranging from hours to weeks. Depending on the relevant therapeutic application we are targeting, we have multiple approaches to choose from, each of which leads to a different pharmacokinetic profile for our DARPin product candidates. This allows us to equip each of our product candidates with the half-life that we believe is ideal for the specific therapeutic function.
Established and efficient process and ease of storage. All or our DARPin product candidates are constructed to benefit from high-yield and low-cost microbial manufacturing. Unlike manufacturing using traditional mammalian cell lines, productions of DARPin molecules via microbial manufacturing allow for several key competitive advantages, including the ability to manufacture clinical batches every seven to ten days, versus a thirty-day mammalian campaign. This advantage is an imperative as we look to make our drugs available on a global scale. Additional benefits include high production yield of raw drug substance, 12-15g/L for example, as well as high thermal stability, with certain programs demonstrating shelf stability at 4 degrees centigrade for several years.
Background of Our DARPin Platform: A Source of Virtually Unlimited Binding Proteins
The fundamental building block for all of our DARPin product candidates is the single-domain DARPin protein. A single-domain DARPin protein consists of an engineered protein base structure, which we refer to as the scaffold. The DARPin scaffold is formed from consecutive copies of ankyrin repeat proteins, which are 33 amino acid long chains stacked together. The scaffold can be generated to provide a binding site to specifically recognize, or permit binding to, a desired target protein or other molecule, similar to how mAbs can be generated to recognize a single target antigen.

We have developed and upgraded our DARPin libraries to include over 1 trillion single-domain DARPin proteins, each of which can potentially bind to a specific target structure. From this library we can screen and select within weeks single-domain DARPin proteins that are highly specific to and have high affinity with any given target structure. We use the selected single-domain DARPin proteins to build our DARPin product candidates.
Single-domain DARPin proteins are small, having a molecular weight of approximately 14–18 kilodaltons, or approximately the tenth of the size of a mAb. We believe this smaller size potentially enables increased tissue penetration and a higher potency at lower doses. The natural biophysical properties of single-domain DARPin proteins, including high affinity due to the rigidity of the scaffold and high solubility of the base structure, enable more distinct specificity for a particular target, or a specific site on a particular target, such as an epitope. These benefits have the potential to increase activity and efficacy of our product candidates on the target.
Figure 8. Our DARPin libraries allows us to identify single-domain DARPin binders with desired characteristics. We can then construct and screen numerous DARPin candidates to identify an optimal molecule.
How We Use Single-Domain DARPin Proteins
We can select single-domain DARPin proteins to bind to a given target and form the basis of a product candidate, or we can genetically assemble single-domain DARPin proteins into DARPin product candidates using different linkers. This allows us to screen over 10,000 different DARPin product candidates for each target and select those with the optimal properties. We believe this process is more difficult with multi-specific mAbs or other complex proteins. Further, we can add additional elements either to increase the half-life of our product candidates to match the therapeutic need or to add functionality.
While antibodies generally have a long systemic half-life, most repeat proteins have a short half-life. The half-life of a single-domain DARPin protein is usually a few hours when injected into the blood stream. To increase the half-life of DARPin product candidates, we have created proprietary, patent-protected, specific single-domain DARPin proteins that bind to HSA. HSA is the most abundant protein in human blood and has a half-life of approximately three weeks. When administered intravenously, the HSA-DARPin protein binds to its target to extend its half-life to the same period as HSA. If this single-domain DARPin protein is used in a DARPin product candidate, the entire product candidate benefits from HSA's longer half-life. This approach allows us to tailor the half-life of our individual product candidates.

The image below depicts how we generate DARPin product candidates using our DARPin platform.
Figure 9. To best design molecules with a desired therapeutic effect, DARPin molecules can be constructed in a multitude of conformations and combinations, including variable linkers, as well as the ability to attach DARPin modules to additional therapeutic modalities. E.g. cell therapies, antibodies, or other protein therapeutics.
Our Product Candidates and Research Program Pipeline
The following table summarizes key information about our proprietary and partnered product candidates and research:
*Abicipar has not been approved for commercialization in any jurisdiction, and we understand that additional evaluation work would be required prior to a potential approval. Our partner, Abbvie, is currently evaluating potential next steps.
A. Our Infectious Disease Program
In 2020 we launched our first product candidate in our infectious disease program, which targets SARS-CoV-2, the causative agent of COVID-19. Our rapid candidate design and assessment process allowed us to quickly substantiate the potential of an antiviral DARPin approach and its differentiation compared to other therapeutic approaches. Based on the strong potential of DARPin therapeutics as antivirals, we have begun exploring other global viral threats with high unmet need as potential targets for new product candidates in our infectious disease program.
COVID-19 Product Candidates: Ensovibep (MP0420) and MP0423
•Ensovibep, a unique tri-specific DARPin product candidate that targets three different epitopes on the receptor-binding domain, or RBD, simultaneously.
•MP0423, a unique multi-mode tri-specific DARPin product candidate that targets three different parts of the coronavirus spike protein simultaneously, including the RBD.
•Candidates display strong affinity to the spike protein and prevent infectivity in vitro and in vivo and remain active on known prevalent variants.
•Phase 1 clinical trial results demonstrate ensovibep to be well tolerated, with a favorable pharmacodynamic profile; global registrational study is initiating enrollment in May 2021.
In early 2020, recognizing the global need for all scientific discovery to lend itself to solving the emerging SARS-Cov-2 pandemic, which would come to be known as COVID-19, we immediately began investigating what effect, if any, DARPin binders could produce as an antiviral therapy against SARS-Cov-2. In a matter of weeks, a rapid screening of thousands of our single-domain binders resulted in a reservoir of several hundred DARPin modules with high affinity to the SARS-CoV-2 spike protein. We then assembled several dozen intelligently designed DARPin molecules, screened them again for spike-protein binding, and identified our two lead tri-specific COVID-19 antiviral therapeutic product candidates, ensovibep and MP0423. Concept to candidate identification took us less than eight weeks. Ensovibep was constructed from three distinct single-domain DARPin binders that target the RBD of the spike protein, whereas MP0423, which also takes advantage of strong RBD binding, includes two additional MOAs: blocking protease cleavage and the formation of a ‘molecular handcuff’ around the spike protein, preventing its ability to infect healthy cells. These product candidates are engineered to target multiple epitopes on the SARS-CoV-2 spike protein that are crucial for infection. Our COVID-19 antiviral therapeutic product candidates are also built with two half-life enhancing DARPin domains that bind to HSA to support long-lasting activity. As HSA is found in elevated levels in the lung, its binding may provide a further benefit treating SARS-CoV-2 since it is a respiratory virus. In preclinical models, both of these product candidates have demonstrated strong binding and neutralizing potency. For risks regarding the inherent uncertainty of development timelines of future product candidates, see the sections of this prospectus titled “Government Regulation” and “Risk Factors—Risks Related to the Development and Clinical Testing of Our Product Candidates.”

Figure 10. In vivo preclinical data demonstrating ability of ensovibep (MP420) to deliver high suppression of virus in the lung of animal models, providing essentially complete blocking of viral infectivity.
We are advancing the clinical development of ensovibep and MP0423 in collaboration with Novartis. Pursuant to the collaboration agreement, Novartis has the option to develop, manufacture and commercialize these product candidates. In addition to making a non-refundable cash payment and an equity investment totaling CHF 60.0 million, if Novartis exercises its option to invest in the clinical development and manufacturing of ensovibep we would potentially receive a near-term milestone to our company of CHF 150.0 million in the next 12 months. If Novartis chooses to commercialize ensovibep or MP0423, we would receive royalties of 22% on future commercial sales in certain agreed territories. We and Novartis have also agreed to forgo any profits in developing nations. We have also reached an agreement with the Swiss Government regarding rights to purchase up to 3.2 million doses of ensovibep if it is approved in Switzerland. In addition to our partnership with Novartis, we are collaborating with AGC Biologics and Baccinex to support development of our anti-COVID-19 programs.
In a Phase 1 clinical trial involving 23 volunteers, ensovibep was observed to be well tolerated within, and above, expected clinically relevant doses. In an ongoing Phase 2 clinical trial, we and Novartis are investigating the ability of ensovibep to inhibit viral transmission of SARS-CoV-2 in positively diagnosed patients. This ability has been demonstrated in preclinical experiments in animal models. This study seeks to enroll up to 40 symptomatic patients, positively diagnosed by PCR, who will be treated with ensovibep and monitored for viral replication. Data from this study is expected to be available in the second half of 2021. In addition, a global Phase 2/3 registrational study, named EMPATHY, is initiating enrollment in May 2021, which will seek to enroll over 2,100 patients in the ambulatory setting, with the goal of demonstrating the ability of ensovibep to prevent disease worsening, hospitalizations, and death. This trial includes two phases, as illustrated in Figure 11 below, with interim data anticipated in the first 400 patients in August 2021, and full results available in 2022. In an effort to explore the potential benefit of ensovibep in additional settings, we have also aligned with the National Institute of Allergy and Infectious diseases, or NIAID, through an ongoing international master protocol/platform study, ACTIV-3, which is a Phase 3 trial for COVID-19 positive patients in the hospitalized setting. This study will examine ensovibep plus a standardized treatment, remdesivir, and will recruit 500 patients versus an additional arm of 500 patients treated with remdesivir plus standard-of-care as the control. The protocol includes an interim analysis for futility after the first 300 patients have been randomized and recruited.

Figure 11. All dates are preliminary and subject to health authority input. As part of the global strategy to ensure the potential of ensovibep is realized, draft development plans include a clinical study for approval in the non-hospitalized setting, strategies for subcutaneous bridging, and upscaled manufacturing through our partner Novartis, allowing for sufficient global capacity.
Manufacturing of doses of MP0423 are also ongoing for a Phase 1 clinical trial.
While the developed world is moving quickly toward vaccinating a large part of its population, we believe there is still a significant need for therapeutics such as our COVID-19 antiviral therapeutic product candidates, since there are both many parts of the world that have not been able to obtain vaccines due to lack of funding and/or delivery issues and many people who cannot or will not get vaccinated. As our therapeutic product candidates are relatively inexpensive to produce and easy to deliver, we believe they can serve as a solution to specifically treat and stop the spread of the disease in under-vaccinated areas. Furthermore, even in areas where there are very high percentages of vaccinated population, there will continue to be a need for efficacious and easily administrated antiviral therapies.
Preclinical potency data suggests that our DARPin product candidates may be administrable as a rapid infusion, or potentially as a subcutaneous injection, which would be a significant advantage for ease of delivery. Once an acceptable dose is identified from Part A of the EMPATHY trial, which is initiating enrollment in May 2021, clinical work can begin to optimize a subcutaneous dose formulation for ensovibep. We believe that the greatest potential for ensovibep will be its administration in the community care setting. While vaccines against SARS-CoV-2 continue to emerge, the need for an efficacious and easily administered antiviral will be key to the patients who still contract this virus. To that end, we believe a subcutaneous, potent antiviral will be a key component to the treatment paradigm.
Product Candidate Characteristics and Development Plan
Ensovibep (MP420)
Ensovibep is a unique tri-specific DARPin product candidate that has demonstrated cooperative target binding and sub-picomolar potency which is among the strongest virus inhibition reported to date. As shown in preclinical studies, ensovibep is a tri-specific DARPin product candidate that targets three different epitopes on the RBD simultaneously, but with different antigen-binding sequences, as shown in Figure 12 below, a concept we refer to as cooperative binding.

Figure 12. Full length design of ensovibep, a penta-DARPin including 3 RBD binding DARPin modules, as well as 2 HSA DARPin modules to extend half-life to approximately ~14 days.
Figure 13. 3D illustration of ensovibep showing its binding and neutralizing action at the ‘crown’ of the SARS-CoV-2 spike protein, which the virus uses to infiltrate human cells.
In preclinical models, we have demonstrated ensovibep’s ability to be a potent neutralizer of wild type, or WT, SARS-CoV-2. In addition, based on its multi-specific design and use of cooperative binding, ensovibep appears to remain highly potent against a number of emerging SARS-CoV-2 mutations, or variants, which have been initially identified in Brazil, South Africa, and the United Kingdom. These individual variants have been tested against ensovibep as well as MP0423. We intend to test new variants against our product candidates as they emerge as well. As demonstrated in Figure 14 below, while individual single-domain DARPin components can lose potency, the overall molecule will retain therapeutically relevant neutralization. We believe this is possible due to the cooperative binding of the molecule, where even if individual binders lose potency, the other binders should keep the molecule active and neutralizing.

Figure 14. Ensovibep was tested against multiple different mutated spike proteins to examine how the different mutations affect the binding of the full-length construct as well as each of single-domain RBD binders that constitute the candidate. One strain, F486V, is not naturally occurring and was constructed as a negative control. This variant would not be likely to infect healthy cells in humans due to its diminished binding capacities.
As Figure 14 shows, the full-length construct maintains binding to B.1.351 and B.1.1.7, the variants first observed in South Africa and the United Kingdom, respectively. Further, ensovibep also maintains binding when presented with multiple other reported mutations, not including the F486V negative control. Figure 14 also illustrates cooperative binding, demonstrating that some of the single-domain binders lose affinity to some of the mutants, but given the cooperative nature of the full-length construct, its binding strength remains largely the same.
We and our collaborators continually monitor the emerging landscape of new variants of concern. Results from our ongoing efforts to analyze ensovibep’s neutralization capabilities against emergent SARS-CoV-2 variants of concern are summarized in the table below. As shown below, ensovibep continues to neutralize new variants at similar effectivity to that of the wild type strain.

Figure 15. SARS-CoV-2 Variant and Mutation Analysis for ensovibep; Pseudotype VSV or lentivirus SARS-CoV-2 neutralization assay.
In November 2020, we dosed the first cohort of healthy volunteers in a Phase 1, randomized, double-blind, placebo-controlled, first-in-human single ascending dose clinical trial to evaluate the safety, tolerability, and pharmacokinetics of intravenously administered ensovibep in 23 healthy volunteers. The volunteers were divided into three dose cohorts, with each cohort stratified 3:1 in favor of ensovibep. To date, interim results demonstrate that ensovibep is well tolerated. We expect to report data from this Phase 1 clinical trial in the second half of 2021. In an ongoing Phase 2 clinical trial, we and Novartis are investigating the ability of ensovibep to inhibit viral transmission of SARS-CoV-2 in positively diagnosed patients. This ability has been demonstrated in preclinical experiments in animal models. This study seeks to enroll up to 40 symptomatic patients, positively diagnosed by PCR, who will be treated with ensovibep and monitored for viral replication. Data from this study is expected to be available in the second half of 2021. Interim data from the EMPATHY global registrational study, which is initiating enrollment in May 2021, is expected to be reported in August 2021. Depending on the evolution of the global COVID-19 pandemic, we believe that ensovibep has the potential to be granted emergency use authorization from regulatory authorities.
MP0423
MP0423 is a unique tri-specific DARPin product candidate that shows cooperative target binding and exhibits among the strongest virus inhibition potency reported by any clinical product candidate to date. MP0423 targets three different parts of the coronavirus spike protein simultaneously, including the RBD, as shown in Figure 16 below. By tackling multiple different viral spike domains in parallel, MP0423 is designed to provide potential additional protection against viral mutations that can reduce the binding ability of therapeutics to specific epitopes.
Figure 16. Full length design of MP0423, a penta-DARPin including 3 distinct binding DARPin binders, including 1 RBD binder, 2 additional binders on alternative binding sites, and 2 HSA DARPin modules to extend half-life approximately ~14 days.
Figure 17. 3D illustration of MP0423 showing its binding and neutralizing action through targeting multiple domains along the SARS-CoV-2 spike protein, which the virus uses to infiltrate human cells.
By binding to multiple epitopes on the spike protein, MP0423 can potentially neutralize SARS-CoV-2 through multiple MOAs. These MOAs include the ability to neutralize the virus at the RBD, blocking protease cleavage and the formation of a ‘molecular handcuff’ around the spike protein, preventing its ability to infect healthy cells. This 3-in-1 mechanism was designed with the rationale that if the RBD were to mutate, and make other therapeutics less potent, MP0423 would still remain active against the virus. MP0423 is currently being manufactured for a potential Phase 1 clinical trial.
Future Infectious Disease Applications of our DARPin Platform
Given the momentum of the COVID-19 product candidates in our infectious disease program, as well as the clear fit between the DARPin therapeutic profile and compelling antiviral product profiles, we intend to pursue other high value antiviral indications with unmet global need. Our rapid candidate design and assessment process has allowed us to quickly substantiate the potential of an antiviral DARPin approach and its differentiation against other therapeutic approaches. Based on the strong potential of DARPin therapeutics as antivirals, we have begun exploring other global viral threats with high unmet needs as potential targets for new product candidates. This evaluation includes additional work on pandemic threats, including potential pan-coronavirus treatments, tropical diseases, and respiratory viruses, such as RSV.
B. Our Oncology Program
Cancer Background and Treatment
The rapid development of immuno-oncology, or IO, therapies for multiple types of cancer has transformed the oncology treatment landscape and improved the long-term outlook for many cancer patients. Rather than targeting treatments directly at the tumor, IO therapies generally engage the immune system to promote its recognition and eradication of tumor cells. Key features of immune-mediated therapy include specificity, breadth of response, and memory. These features can contribute to complete tumor regressions, often providing more durable clinical outcomes and improved quality of life relative to other therapies. However, despite the early success observed with immune-method therapies, it has become clear that these immuno-oncology treatments can currently help only a minority of patients and are more effective in some tumor types than others. This limit arises from various factors, including differential target expression patterns by cancer cells, variable immune responses to the treatment, and cancer immune-escape via mutagenesis and proliferation of non-targeted cellular populations.
We believe that, through years of building our DARPin expertise, we have developed DARPin product candidates that can unlock and expand IO capabilities through several mechanisms, which include targeting immuno-stimulatory proteins through multi-specific DARPin binders and also using delayed and/or conditional activation of our immune engagers. These attributes allow us to optimize the potency, localization and/or exposure of our product candidates and reduce the risk of off-target toxicity in order to improve their therapeutic index and overall profile.
Localized Immune Agonists: AMG 506 (MP0310) and MP0317 Product Candidates
A primary focus of our oncology program is product candidate development of localized immune agonists. We are currently developing:
•AMG 506 (MP0310), in partnership with Amgen, which allows for tumor-restricted immune-cell 4-1BB activation for the potential treatment of FAP positive cancers; and
•MP0317, which allows for tumor-restricted immune-cell CD40 activation for the treatment of FAP positive cancers.
Development of our AMG 506 (MP0310) and MP0317 product candidates has leveraged the learnings from our two first-generation product candidates in our oncology program, MP0250 and MP0274. Those candidates have demonstrated DARPin efficacy and tolerability in preclinical and clinical studies in patient populations who were resistant and /or refractory to previous standard of care treatments. However, AMG 506 (MP0310) and MP0317 both utilize novel mechanisms of action, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or the discovery of unknown or unanticipated adverse effects. See “Risk Factors—Risks Related to the Development and Clinical Testing of Our Product Candidates—Some of our product candidates utilize a novel mechanism of action which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects.”
Additionally, due to shifts in the market and the need for further research and development and financial investment, we are now pursuing development of our first-generation product candidates via partnerships and have paused our investments as single sponsors.
AMG 506 (MP0310): DARPin Molecule Targeting 4-1BB x FAP
•Potent costimulatory target 4-1BB on immune cells activated only in presence of FAP clustering on tumor-associated fibroblasts.
•Favorable tolerability profile demonstrated in ongoing Phase 1 clinical trial, with possible weekly dosing.

•Engineered to offer a broader therapeutic index than other non-localized 4-1BB engagers.
•Data from ongoing Phase 1 clinical trial expected in 2021.
Immunotherapies, such as checkpoint inhibitors, have produced unprecedented clinical outcomes in cancer. However, despite long term survival in some patients, the majority of patients still develop primary or secondary resistance to current immunotherapy approaches. Historically, development of 4-1BB monotherapies has been met with clinical hurdles, including systemic toxicities, and lack of tumor specificity. Aiming to address these limitations and expand the benefits of immunotherapies to more patients, we developed AMG 506 (MP0310). We expect that a 4-1BB activating DARPin can mitigate some key mechanisms of resistance to current treatments by recruiting and activating the immune system in a highly localized fashion in the tumor microenvironment via multi-specific binders that are designed to interact with immune targets only when they are in the tumor microenvironment.
4-1BB is a costimulatory receptor and member of the tumor necrosis factor, or TNF, superfamily that is expressed following activation of T cells and Natural Killer, or NK cells. Binding of 4-1BB by its natural ligand 4-1BBL, provided by antigen-presenting cells, or APCs, or by agonistic antibodies, has been reported to enhance proliferation, effector functions, memory formation and survival in CD8+ T cells both in vitro and in vivo. 4-1BB is considered to be an attractive drug target as its upregulation in T cells is associated with an encounter with antigen in the tumor, which provides a costimulatory signal to the T cells. AMG 506 (MP0310) targets 4-1BB along with FAP. FAP is a membrane bound enzyme, highly expressed on the cell surface of activated but not quiescent fibroblasts. Expression in normal adult tissues is absent or low, but increases in remodeling processes such as wound healing, inflammation, or fibrosis when fibroblasts become activated. Importantly, FAP is highly expressed by cancer-associated fibroblasts, or CAFs, a major constituent of tumor stroma.
AMG 506 (MP0310) is designed to activate itself only the local tumor microenvironment by binding to FAP on tumor stromal cells and to T cells via 4-1BB. We believe that this approach may be effective in re-opening the 4-1BB therapeutic window by excluding systemic 4-1BB effects.
Figure 18. Full length design of AMG 506 (MP0310), a penta-DARPin molecule with 2 HSA DARPin binders, 2 4-1BB binders, and 1 FAP binder.
In June 2020, we presented preclinical data at the 2020 AACR annual meeting describing the pharmacokinetic and pharmacodynamic research used to establish the optimal dose range for the ongoing multiple ascending dose, Phase 1 clinical trial of this novel tumor-localized immune agonist. In the preclinical study, a translational pharmacokinetic-pharmacodynamic modeling approach to integrate in vitro and in vivo data was demonstrated to support the estimation of a minimal anticipated biological effect level and the relevant dose range for first in human studies.
Preliminary, non-adjudicated clinical data from the ongoing Phase 1 clinical trial were also presented in December 2020 at our R&D day, which support our preclinical observations. True to its design, the FAP binding localization was shown to be effective; AMG 506 (MP0310) colocalizes with the tumor as shown in Figure 19 below. At fairly low dose levels, AMG 506 (MP0310) begins to colocalize with FAP. This FAP binding is observed to be dose dependent, with a saturation of the tumor expressed FAP in high AMG 506 (MP0310) concentrations.

Figure 19. AMG 506 (MP0310) is seen to colocalize, and saturate FAP in the tumor microenvironment of patients in a dose dependent manner.
By analyzing paired biopsies of some patients, significant tumor-localized increases in immune activation were seen across multiple immune cell types after a single injection, while systemic inflammatory markers were unchanged, and no AMG 506 (MP0310) activity was seen in peripheral tissues. As of November 30, 2020, the data cut-off date, AMG 506 (MP0310) was well tolerated with the protocol defined infusion-related reactions, or IRRs, observed in 12 of 23 patients. All of the IRRs were manageable and consistent with an immune-engaging drug. Notably, no other type of significant systemic toxicity was observed as of the data cut-off date.
Figure 20. Pharmacodynamic activity of AMG 506 (MP0310) is shown to activate T cells and NK cells, while avoiding systemic activation. ↑ T and NK population; ↑ IFNγ activation and cytotoxicity observed in cohort 3.
Additional dosing work is ongoing in the current Phase 1 clinical trial to identify the dosing regimen to obtain the durable activity after several injections of our tumor localized 4-1BB agonist. We expect to study weekly dosing of AMG 506 (MP0310), compared with three weekly dosing, and the potential to reduce the proportion of patients developing IRRs and extend the period of exposure of AMG 506 (MP0310) in the body. We are encouraged by repeated signals of drug localization and pathway activation in biopsies and anecdotal signs of clinical efficacy, which inform the study. However, while we have observed biological activity in patient samples following administration of an initial dose in our ongoing MP0310 Phase 1 clinical trial, such biological activity may not be similarly observed and maintained following administration of additional doses. See “Risk Factors—Risks Related to the Development and Clinical Testing of Our Product Candidates—Positive results from early preclinical studies of our product candidates would not necessarily be predictive of the results of later preclinical studies and any ongoing or future clinical trials of our product candidates.”
Although a limited proportion of the patient population may benefit from this therapeutic candidate as a monotherapy, we designed AMG 506 (MP0310) expecting that the full therapeutic benefit for patients will be achieved by combining AMG 506 (MP0310) with a second oncology drug, and more specifically an additional therapeutic directing the activated T-cell to target tumor cells. Although 4-1BB activation can serve as a mechanism to attract immune cells to the tumor microenvironment, additional signals are likely required for full activation against specific tumors. The addition of a second immune-stimulating product should assist with activating and directing specific anti-cancer T cells to engage with their targets. In other words, we believe that AMG 506 (MP0310) can create a localized immune response in the tumor microenvironment, and a second drug could specifically direct T cells to kill tumor cells.
We have announced a strategic collaboration with Amgen, initiated in December 2018, to evaluate AMG 506 (MP0310) in combination with Amgen`s oncology pipeline products, including its investigational bispecific TCE, or BiTE®, molecules. Under the licensing agreement with Amgen, we retain certain rights to develop and commercialize our proprietary DARPin platform product candidates in combination with AMG 506 (MP0310). We believe our partnership with Amgen allows for a meaningful investigation of combination therapies, given Amgen’s expertise in the field of oncology. We expect that the ongoing Phase 1 clinical trial of AMG 506 (MP0310), should it demonstrate sustained activity of 4-1BB, will produce data in 2021 to inform potential combination studies which would be conducted by Amgen assets. Pursuant to the collaboration, we received an upfront payment of $50.0 million and are eligible to receive up to $497.0 million in development, regulatory and commercial milestone payments and royalty payments from low double digit up to the high teens.
MP0317: DARPin Molecule targeting FAP x CD40
•Designed to activate CD40 only in environments with high level of FAP expression, similar to AMG 506 (MP0310).
•Localized activation by FAP targeting underpins the therapeutic benefits while expanding the range of immune cell activation.
•Designed to facilitate uses of other immune stimulating therapies.
•Shown in vitro to repolarize M2 macrophages and revert T-cell suppression
•First in human Phase 1 clinical trial expected to commence in the second half of 2021.
The tumor-localized immune agonist MP0317 is the second product candidate in our oncology program. MP0317 comprises a localizer to FAP and immune stimulator binding to CD40. FAP is found in the tumor stroma in high density and its binding is intended to create a cluster of CD40 on immune cells enabling immune activation. As depicted in Figure 21, MP0317 is designed to simultaneously engage FAP and CD40 to create tightly bound clusters around tumors, which are necessary to induce CD40-mediated local immune activation.

Figure 21. MP0317 is seen to activate CD40 only when clustering with FAP, designed to prevent systemic activation.
CD40 plays a critical role in antigen presentation and the monocyte maturation process, and therefore, indirectly, T-cell activation. One of the main functions of CD40 signaling is to enhance antigen-presentation to T cells by activating dendritic cells, or DCs. CD40 engagement on the surface of DCs promotes cytokine and chemokine production, induces expression of costimulatory molecules, and facilitates the cross-presentation of antigens. This step increases the interaction of DCs with T cells by upregulating surface proteins such as CD54 and CD86, thereby activating the surface proteins.
Agonist anti-CD40 antibody treatments have been associated with mild to moderate toxicity in the clinic, which we believe is related to on-target but off-tumor effects causing CRS and liver toxicity.
Aiming to avoid CD40-related toxicity, we developed MP0317 to work as a locally activated CD40 engager, designed to only activate the immune system when both FAP and CD40 are simultaneously engaged. We expect this localizing mechanism to reduce the likelihood of extra-tumoral systemic side effects and allow an increase of the therapeutic index.
Figure 22. Full length design of MP0317, a tetra-DARPin with 2 CD-40 DARPin binders, 1 FAP DARPin binder, and 1 HSA DARPin binder.
At the 2020 AACR virtual annual meeting in June 2020, we presented preclinical data that supports the intended profile and CD40-mediated immune activation capabilities of MP0317. As depicted in Figure 23, MP0317 was found in human B cells, macrophages and DCs to activate the CD40 pathway solely in the presence of FAP-positive cells, confirming its strict dependence on FAP-mediated crosslinking.

Figure 23. MP0317 demonstrates the ability to activate multiple immune cells, similar to a monoclonal CD40 antibody, while limiting activation when only in the presence of FAP.
Further, in a mouse model, a mouse-specific surrogate of MP0317 was found to substantially inhibit the progression of FAP-positive tumors without showing any of the toxicities seen with administration of a mouse CD40 antibody.
Figure 24. In a colorectal cancer model, MP0317 is shown to activate in an FAP/tumor specific manner, when compared with a monoclonal antibody targeting CD40 which demonstrates broad systemic activation of inflammatory markers.
In April 2021, we presented new data at the 2021 AACR virtual annual meeting, showing further supportive evidence of MP0317’s unique therapeutic potential in an ex vivo model system. The results demonstrated an MP0317-dependent repolarization of macrophage phenotypes and reveal a release of T cells from macrophage-mediated suppression. The preclinical study has additionally demonstrated FAP-dependent activation of CD40-expressing B-cell and myeloid cell populations in dissociated human tumors.

Figure 25. MP0317 leads to downregulation of CD163 and upregulation of CD80 on human M2-like macrophages that consequently results in CD8 T-cell activation. Monocyte-derived macrophages were generated in vitro and polarized towards a M2 phenotype. They were then co-cultured with cell lines expressing physiological FAP levels or no FAP in the presence of either MP0317 or an anti-human CD40 monoclonal antibody for 48 hours, with a portion stained for CD163 and CD80. The remaining macrophages were co-cultured with autologous T-cells and dynabeads for 5 days and CD25 expression was assessed on T-cells. Results are plotted as the percentage of positive cells for each marker after subtracting the average percentage of positive cells of the untreated control from the experimental values.
Figure 26. Endogenous FAP level expressed by patient-derived cancer associated fibroblasts (CAFs) is sufficient to drive MP0317-mediated CD40 clustering and activate B-cells. B-cells were co-cultured with patient-derived CAFs in the presence of MP0317 (left) or an anti-human CD40 monoclonal antibody (right). CD86 and CD54 expression on B cells was analyzed by FACS and is plotted here as Δ% of positive cells after subtracting the average % of positive cells of the untreated control from the experimental values.

Figure 27. MP0317 activates B-cells and repolarises macrophages in a high FAP ex vivo tissue sample of ovarian cancer. A fresh ovarian tumour tissue sample was dissociated and single cells were then cultured in the presence of MP0317 or an anti-human CD40 mAb at indicated concentrations for 42 h. CD54 expression was evaluated on B cells and CD80, CD163, CD68 expression on macrophages and plotted here as ΔMFI, after subtracting the average MFI of the untreated control from the experimental MFI values.
MP0317 was incubated with patient-derived cancer associated fibroblasts (CAFs) and with ovarian cancer tissue ex vivo; as shown in Figures 26 and 27 above, with CAFs it was shown to activate B cells in the sample as demonstrated by changes in CD86 and CD54 expression on B cells; and with the ovarian cancer tissue it was shown to activate B cells in the sample and repolarize macrophages as shown by CD54 expression on B cells and CD80, CD163, CD68 expression on macrophages.
We anticipate initiating a Phase 1 clinical trial for MP0317 in the second half of 2021. The clinical trial is expected to enroll patients with solid tumors which have per literature at least a moderate level of FAP expression. Leveraging our experience from the AMG 506 (MP0310) clinical trial into the clinical design of our MP0317 product candidate, we expect to achieve greater speed in treating patients at meaningful dose levels. In parallel and to complement the Phase 1 clinical trial of MP0317, we are planning to undertake the following:
•A preclinical set of experiments to evaluate the relevance and optimal sequencing approach of combining MP0317 with radiation. Although high dose external beam radiotherapy, or XRT, is effective in releasing antigens, priming T cells, and mediating systemic immune mediated outcomes, it often leads to fibrosis and accumulation of CAFs at the primary site of irradiation. These CAFs express the FAP that we can use to our advantage for targeted drug delivery into the TME. Therefore, we hypothesize that combining the FAP-CD40 drug conjugate with XRT will yield high primary as well as secondary tumor control.
The translational component of the dose escalation study re-enforced by the preclinical modules will help inform the prioritization of the following dose expansions and efficacy combination studies once we have identified a biologically effective dose. We expect our future development plans to include:
•Combining MP0317 with checkpoint inhibitors in FAP rich tumors that have high levels of infiltrated immune cells, or ‘hot’ tumors, such as urothelial, non-small cell lung cancer, or NSCLC, and melanoma, and also in FAP rich tumors that have low levels of infiltrated immune cells, or ‘cold’ tumors, such as pancreatic duct adenocarcinoma and sarcoma, with chemotherapies +/- PD1 inhibitors.
•A combination study with checkpoint inhibitors and radiation in NSCLC and/or head and neck squamous cell carcinoma.
Our CD3 / TCE Program
•Novel CD3-binding T-cell engagement programs with a multitude of binding modules allowing optimized product efficacy and safety.

•Designed to achieve single agent activity combined with a multi-specific cancer antigen targeting.
•Increased specificity combined with target redundancy to treat more cancers and avoid healthy tissue.
•Prodrug capabilities which include attenuated and/or localized activation of immune engagement.
CD3 / T-Cell Targeting DARPin molecules
As part of our strategic evolution, we are focusing our efforts on creating DARPin product candidates that convey single-agent activity and do not explicitly require combination with additional compounds to show clinical efficacy. Executing on this strategy, we have developed a CD3 TCE therapeutic platform, designed to activate respective immune cells against specific cellular targets in a highly selective, localized and specifically timed fashion. We believe that our CD3-targeting approach to T-cell engagement has the potential to address the key challenges of currently existing CD3-targeting programs.
Challenges of Existing TCE Approaches
TCEs have been shown to be very potent anti-tumor drugs. The multiple efforts in developing bispecific T-cell redirecting molecules are fueled by the initial success of Blincyto, a CD19 directed TCE, that was approved in 2014 as the first TCE in cancer therapy, and is to date the only approved molecule of its kind. Fast followers of this potent bispecific mainly involved T-cell redirecting molecules for hematological malignancies and recent data on CD20 directed TCEs has sparked new excitement in the field.
Despite these successes, the development of TCEs targeting tumor associated antigens is typically hampered by four major challenges summarized below.
Figure 28: Challenges of tumor antigen redirecting TCEs in the clinic.
•Efficacy can be compromised by the heterogeneity of the tumor with regards to target expression, target loss, mutation or downregulation.
•Limited tissue penetration, the immunosuppressive microenvironment and the risk for T-cell exhaustion can further negatively affect the efficacy which may especially be true for solid tumor indications.
•Due to the lack of truly tumor-specific targets, highly potent TCEs bear the risk of inducing on-target, but off-tumor toxicity by attacking normal healthy tissue, limiting the achievement of dose levels needed for optimal anti-tumor activity.
•Hyper-immune stimulation due to pan-T-cell activation may result in CRS, lymphocyte redistribution phenomenon, endothelial activation and neurological toxicity, all of which can further compromise optimal dosing.
Due to the suboptimal therapeutic window, many TCEs fail along the development process. Therefore, novel approaches with distinct features are needed to tackle those challenges and to control those highly potent molecules.

Beyond Bi-specifics: Our Next Generation DARPin-based TCE Platform
In recent years we have made significant progress to integrate the CD3-targeting approach for T-cell engagement into a DARPin format that addresses these key challenges. To pursue T-cell activation, we have generated a toolbox of CD3 DARPin product candidates to cover a broad CD3 affinity spectrum from very modest CD3 binding up to equivalent/superior binding compared to existing high affinity benchmarks. The affinity range provides us with DARPin-based TCEs with different functional activities. This allows us to assemble multi-specific TCE DARPin drug candidates with CD3 engagement optimized for the targeted tumor antigen and MOA. Specifically, it enables the induction of an optimal T-cell response to efficiently attack tumor cells without over-simulation of the immune system that can result in toxicities or T-cell exhaustion. In combination with the unique format flexibility and modular design capabilities of DARPin binders, we believe the CD3 toolbox allows us to generate a superior suite of next generation TCE therapeutics.
Multi-targeting Strategy with Curative Intent for the Treatment of AML
The medical need in AML remains high. Despite the achievement of remission for a majority of patients, up to 70% of adults and 30% of children will not survive beyond five years after initial clinical response due to relapsing disease. Further, the treatment of relapsed/refractory AML, or r/r AML, is therapeutically challenging due to high relapse rates with current standard-of-care treatments and the aggressive nature of the disease. Currently, a variety of highly potent mono-targeting TCE and CAR-T therapies have entered clinical development, but those therapies are often accompanied by dose limiting toxicities such as CRS and myelotoxicities, preventing dose escalation to induce robust anti-tumor efficacy. More selective therapies addressing the growing number of subclasses and rationally designed target combinations are needed to allow for extended dose escalation with a more acceptable safety profile and to achieve more durable responses.
In AML, leukemia stem cells, or LSCs, produce all the leukemic cells in the patient and therefore a lasting cure for this disease is dependent on eradication of these cells. However, LSCs are relatively resistant to standard therapies. For example, these cells are less sensitive to killing by daunorubicin and cytarabine, two commonly used chemotherapeutic agents. This is partially due to increased expression by LSCs of multidrug resistance genes, and also to their quiescent state, which reduces the effects of cytotoxic agents that target rapidly replicating cells. It is therefore essential to primarily target LSCs to achieve durable disease control.
Some cancer antigens are also present on many healthy cells, but at a lower concentration, and as such it is difficult to select any single target to sufficiently differentiate between cancer cells and healthy tissue. To overcome this limitation and increase specificity, we leveraged our unique DARPin platform to generate a multi-specific TCE DARPin molecule, targeting CD 33, CD70 and CD123, with a fine-tuned and tailored affinity. To do so, we screened thousands of permutations of multi-specific DARPin molecules to optimize target combination, affinity and molecular architecture to ensure avidity driven, simultaneous binding to these TAAs in conjunction with our CD3-binding DARPin molecule.
In avidity driven selectivity, the presence of two or more binding targets on the cell, and the molecular interaction with these targets, increases the effective concentration of the binder and the resulting binding strength. This dependency of binding strength on the presence of more than one cancer antigen conveys a far superior selectivity to these multi-specific binders. This approach is a concept that is well known in the scientific community but has so far been limited by the availability of an optimal therapeutic platform to address the associated technical challenges. In order to find the right target combination, the optimal affinity to increase tumor specificity via avidity, as well as the best molecular architecture, we took advantage of our unique modular DARPin platform and screened hundreds of combinations of multi-specific DARPin molecules, binding simultaneously to the three different TAAs — CD 33,

CD70 and CD123. Furthermore, we combined our tri-specific binders with our CD3-binding TCE DARPin in one molecule.
Figure 29: Our dual-engaging tri-specific DARPin product candidates are designed to engage only cells that express two or three cancer antigens, while sparing healthy cells with one or fewer cancer antigens.
Our approach allowed the design of multi-specific TCEs which are simultaneously targeting CD33, CD70 and CD123, three well-known AML antigens that are co-expressed on approximately 50% of AML cells and of which at least two are expressed on approximately 70% of AML cells. To further optimize our molecules, we have devised a concentration dependent MOA utilizing moderate affinity binders rather than high affinity ones. When such a DARPin encounters a cell expressing only one antigen, there should only be transient interaction and the DARPin should quickly disengage the target with limited cytotoxic effect. However, when there are two or three targets, the mechanism of avidity driven selectivity activates, as illustrated in Figure 30 below.
In preclinical tests against AML cells, we observed these new multi-specific DARPin CD3 TCE candidates to deliver highly potent and specific activity and the potential for a reduced effect on healthy normal cells. Adding to the increased selectivity, our candidates, which target three TAAs simultaneously, have the potential to counteract target escape mechanisms expected due to tumor heterogeneity. In addition, this mechanism is designed to capture a larger population of AML patients due to its ability to engage with any two of these targets simultaneously, while maintaining specificity.

Figure 30. The concept of a multi-specific TCE DARPin with improved benefit/risk in AML is demonstrated in this graphic illustrating a tri-specific TCE DARPin. The therapeutic window generated based on full potency on multi-target malignant AML cells (red) and minimal effect on healthy normal cells (green).
Our multi-specific CD3-binding DARPin molecules targeting two or three different AML antigens with optimized affinity and geometry demonstrated substantial avidity gain and an increased selectivity window in preclinical studies.
Figure 31. In vitro characterization of the multi-specific DARPin T-cell engager. Multi-specific DARPin T-cell engager with significant activity gain in: A.) T-cell activation with single targeting controls (gray arrow). Molm-13 AML cells in co-culture with human T-cells (E:T 1:1, 24 h), T-cell activation analyzed by flow cytometry detecting CD25 + CD8 + T-cells; B.) tumor cell killing compared with single targeting controls (gray arrow). Molm-13 cells in co-culture with human T-cells (E:T 5:1, 48 h), tumor cell killing analyzed by LDH release and C.) showing similar potency and efficacy compared to competitor molecules currently tested in the clinic. Molm-13 AML cells in co-culture with human T-cells (E:T 5:1, 48 h), tumor cell killing analyzed by absolute count of living cells by flow cytometry. DART, dual affinity re-targeting; BiTE, bispecific T-cell engager.
The avidity gain resulted in strongly enhanced in vitro potency as shown by activation of both CD8+ and CD4+ T cells and subsequent killing of AML tumor cells, with bioactivities in the range of established TCE benchmark formats such as BiTE and DART and compared to the reference constructs where TAA specific DARPin binders have been replaced by non-binding-DARPin modules, as shown in Figure 31. We generated selectivity data by comparing our multi-specific DARPin constructs on MOLM-13 AML cell lines where the respective TAAs have been knocked out individually or in combination, as shown in Figure 31.

Figure 32. Selectivity window gain shown on T-cell activation and killing using MOLM-13 cells.
The tumor specificity, and resulting potential for a better safety profile, of our DARPin construct has been confirmed in an ex vivo blood assay testing potential CRS liabilities. In this assay, our multi-specific DARPin construct induced profoundly less cytokine release as compared to benchmark molecules indicating an improved therapeutic window, as shown in Figure 32.

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Figure 33: Safety advantage of multi-targeting CD3 DARPin TCE were compared to mono-targeting TCE benchmarks molecules using human ex vivo whole blood assays from healthy donors as shown by cytokine secretion (top) and by platelet counts (bottom).
Following confirmation of additional preclinical safety and IND enabling work, we intend to initiate a Phase 1 clinical trial for CD3-AML in 2022. We intend to study safety and dose levels, as well as ascertain any benefit seen in AML patients, likely in the relapsed/refractory setting.
If preclinical studies are conclusive, we expect to run a classic 3x3 dose escalation trial in a Phase 1 in r/r AML patients. We expect that second line patients will be unfit for aggressive treatment. The monotherapy will be escalated and run until a maximal tolerated dose, or MTD, is identified. Once a MTD is identified, if ever, we expect to propose an expansion on MTD and MTD-1. If early signals are confirmed with the expansion, if ever, we intend to commence a confirmatory Phase 2/3 clinical trial. In addition to this primary indication, we anticipate exploring further indications also based on the MTD and MTD-1 approach.
In conclusion, we have generated TCEs based on multi-specific DARPin constructs with high potency, selectivity and ultimately with the potential for an improved therapeutic window and the potential to address tumor heterogeneity and escape for the treatment of AML.
Conditionally Activated TCEs
In addition to the MOA involving a multi-specific targeting approach of a CD3 T-cell engaging DARPin, as illustrated with our AML program, we have identified two additional MOAs that we believe can conditionally activate CD3 TCEs. We believe these can further expand the applicability of DARPin CD3 TCEs for additional patients by using a platform for controlled activation of the CD3 effector function designed to further minimize the risk of side effects and provide sustained activity. We refer to these two programs as CD3 Slow Activation for temporal activation and CD3-Prodrug for spatial activation. CD3 Slow Activation is designed to optimize for slow activation over time in circulation to reduce the maximal active drug concentration at treatment start, increasing bioactivity over time and potentially avoiding hyper-immune stimulation. CD3-Prodrug is designed to optimize for a conditional activation locally in the TME for reduced on-target, off-tumor activity.
Slow activation
The first dose administration of TCEs carries a high risk for acute toxicities like endothelial activation, massive lymphocyte redistribution, neurological effects, and CRS. Mitigation strategies include pre-medication with immune-suppressive steroids, IL-6 receptor antagonists, step-dosing or continuous intravenous infusion. Despite the application of these mitigation strategies, severe side effects which may lead to death in the extreme case are still observed in clinical trials with TCE therapies.
Figure 34: Our designed DARPin blocker domain can mask the CD3 engager domain and inhibit it. Due to a slow dissociation rate of the blocker, the candidate becomes active slowly over time, avoiding a peak of over activity seen in other TCEs.
Our solution to this toxicity limitation of TCEs is analogous to the combination of continuous intravenous infusion and step dosing. By forming a non-covalent, inactive complex of TCE and a blocker molecule to its CD3-binding moiety, we can ensure a slow, continuous activation of the TCE over time, while the short-lived blocker molecule is eliminated quickly.

In our preclinical study, we demonstrated in in vitro cell-based assays that a panel of blockers was able to inhibit the activation of a DARPin based TCE at low picomolar, or pM, concentrations and that the activation-rate of the TCE is determined solely by the off-rate of the super-high affinity blocker molecule. In our ex vivo preclinical study in a human whole-blood test system using an active, non-blocked versus a transiently blocked TCE we demonstrated that cytokine release can be prevented by our slow activation concept. Finally, we were able to show a reduction in cytokine release in a set of in vivo preclinical studies in PBMC-humanized NOG mice engrafted with tumor cells by administering a transiently blocked TCE to mice with established tumors (> 200 mm3). At the same time, the transiently blocked TCE led to comparable tumor growth inhibition as the non-blocked TCE.
In summary, the slow activation concept for DARPin based TCEs resulted in reduced acute toxicity in the form of reduced cytokine release, while showing equivalent efficacy. Notably, this approach may hold promise beyond TCEs and could be applied to any drug where acute side effects could be overcome by a slower onset of the therapeutic effect.
Spatial activation – CD3 Prodrug
Figure 35: Concept of conditionally activated DARPin CD3 prodrug.
In order to overcome toxicity-related challenges seen with previous approaches, we have developed a proof-of-concept anti-CD3 Prodrug DARPin, CD3-PDD, consisting of an EGFR-binder and a CD3-binder, linked via a protease-cleavable linker to a CD3-binder masking DARPin, which we refer to as a blocker. This α-EGFR x α-CD3 x blocker is unable to bind and recruit T-cells in its non-cleaved state, but is designed to become activated in the tumor microenvironment upon linker cleavage by tumor-associated proteases.
As presented recently at the 2021 AACR meeting, results show in vitro T-cell activation and tumor cell killing assays, we have shown that this design allowed a large masking window, or the difference in EC50 between the masked and the unmasked TCE, for active TCE as compared to non-cleavable CD3-PDD. Cleavable CD3-PDD was found to become partially activated in the in vitro assays by secreted proteases and therefore showed an EC50 value in-between the active TCE and the non-cleavable CD3-PDD, as shown in Figure 34.

Figure 36: T-cell activation and tumor cell killing for active TCE, cleavable CD3-PDD, pre-cleaved CD3-PDD and non-cleavable CD3-PDD, tested with HCT 116 tumor cells and effector pan T-cells. Non-cleavable CD3-PDD showed neither T-cell activation nor tumor cell killing, whereas active TCE and pre-cleaved CD3-PDD exhibited potency in the single digit pM range.
Next, we performed an in vivo proof-of-principle study in a human colon carcinoma xenograft model, HCT 116, using immunodeficient mice humanized with hematopoietic stem cells, CD34+, and optimized for the presence of human myeloid cells. The mouse cross-reactivity of the EGFR-binder allowed us to assess both anti-tumor efficacy and define a therapeutic window in this model.
The cleavable CD3-PDD demonstrated robust anti-tumor activity, similar to the one observed with active TCE. Most importantly, while the active TCE elicited strong toxicity, leading to loss of animals and requiring us to stop treatment, we were able to dose the cleavable CD3-PDD without significant safety concerns.
Figure 37: On the left, results from our spatially activated DARPin TCE demonstrate that the cleavable DARPin is as active against the tumor as the unmasked control. The non-cleavable protein had a lesser effect over the tumor size. However, when we observe how each DARPin effected the test animal health, we can see that the unmasked control affected the animals’ health detrimentally, while the masked constructs had minimal effect, if any.
Since the conditionally activated CD3-PDD shows similar efficacy but none of the toxicity of the active TCE, we believe that our approach holds great promise for the development of future CD3-PDDs as therapeutics, enabling utilization of less tumor-specific targets for highly potent TCEs.

Figure 38: Further in vivo results show that the pro-drug TCE, while showing a robust anti-tumor effect, comparable to that of constantly active TCE, while avoiding its accompanying toxicity, as shown by cytokine expression and the average health score.
We expect that ongoing preclinical work will continue to validate potential solid tumor targets which might benefit from conditional activation via protease cleavage. Tumor targets like EGFR, or other similar targets, may prove to be of interest.
C. Our Peptide MHC Program
•High specificity binders against extremely hard to drug targets, leveraging unique geometric properties and high throughput screening capabilities.
•Provide the ability to drug intra-cellular targets, which include up to 95% of cancer antigens.
•Ease of development - generated quickly and reliably with capability for half-life extension, easy to manufacture.
•Potential for a multi-specific pMHC DARPin to cover more peptides of the same antigen or peptides from more than one antigen.
While potent T-cell activating or redirecting modalities have shown significant promise against a range of cancers in recent years, the number of suitable tumor-specific targets is often limited due to their reliance on targeting transmembrane proteins that are highly expressed on tumors but with minimal expression on non-target tissue.
In contrast, almost all intracellular proteins are processed and presented as peptides on the cell surface by major histocompatibility complexes, or MHC class I molecules, known as human leukocyte antigens, or HLA, in humans. It is thought that up to 95% tumor specific antigens are intracellular, with very few extracellular, so unlocking the ability to target these provides a significant gain in the breadth of potential tumor specific targets.
Development of biologics, including soluble TCRs and TCR-like antibodies, or cell therapeutics which target pMHC complexes have so far been hindered by low target abundance, weak affinity, cross-reactivity to similar pMHC complexes, or complexity in manufacture and administration. DARPin-based therapeutics offer the potential to overcome these limitations through their excellent biophysical properties and advantageous structural characteristics allowing them to bind pMHC complexes with both high selectivity and high affinity. Moreover, such DARPin molecules can be manufactured and administered with comparative ease in contrast to adoptive cell therapies.
We recently presented preclinical data at the 2021 AACR meeting in April 2021 showing the development and characterization of bispecific DARPin TCE proteins (pMHC x CD3 DARPin) binding with high specificity to a peptide derived from the cancer testis antigen NY-ESO-1 (SLLMWITQC), presented in the context of the MHC HLA-A. These data illustrate the successful selection of DARPin binders against pMHC complexes from our extensive library of over a trillion DARPin variants, which were then formatted into bispecific TCEs with an additional CD3-binding DARPin domain to enable potent re-direction and activation of T cells. This MOA also allows highly sensitive analysis of pMHC specificity and potential cross-reactivity.
Using a number of cellular assays, we confirmed that the selected DARPin proteins displayed a high specificity for the selected complex. Architectural fine tuning and sequence engineering allowed us to further increase the potency of the selected candidates without compromising the specificity. The potential of these engineered molecules for tumor elimination was illustrated through potent DARPin mediated T-cell activation towards tumor cell lines expressing the peptide-HLA-A2 antigen, and in contrast, lack of activation towards comparable tumor cell lines that do not present the NY-ESO-1 peptide. Furthermore, HLA-A2+/SLL+ cells but not HLA-A2+/SLL- cells were effectively killed in the presence of these specific DARPin TCEs in a concentration dependent manner, illustrating the potential for elimination of target positive tumor cells in a dose-controlled fashion.
Current bi-specific TCR molecules in clinical trials face the challenge of short serum half-lives and rapid elimination. To address this, we have established a platform to provide good systemic exposure for our pMHC x CD3 DARPin molecules without compromising potency and specificity, making the DARPin technology platform highly instrumental for the development of a new class of anti-cancer therapeutics.
Therefore, we believe that DARPin proteins represent a valuable alternative to specifically target pMHC complexes expressed in a broad range of cancers and/or virology indications. Moreover, thanks to the modular nature of DARPin proteins, this platform may be utilized to target at-risk tissues in auto-immune diseases by utilizing immune-suppressive effector functions in place of CD3 engagement. The outstanding biophysical properties, capacity for multi-specific formatting and level of specificity exhibited by pMHC-specific DARPin proteins prompts investigations on their broader application for alternative treatment modalities (drug conjugates, radio therapy, CAR-T-cells) and pMHC-specific diagnostics.
While the technological capability to target these complexes may enable DARPin molecules to offer therapeutic benefits for a number of diseases, our current strategic approach is to co-develop these therapeutics with third-party collaborators who have a strong working knowledge of which targets may prove to offer the most benefit for patients.
D. Our Legacy Oncology Product Candidates
We have observed each of our legacy product candidates in our oncology program, MP0250 and MP0274, to be well tolerated and exhibit promising levels of biological activity. Our experience in developing our legacy product candidates provided key learnings that we leverage as we progress the development of our other product candidates. A strategic decision was made to invest in programs where a clear clinical differentiation could be made through the DARPin constructs. The competitive landscape for these programs, coupled with the need to be used in combination with other therapies, make these compounds attractive investments for potential partnerships. It is our intent to explore additional clinical development for MP0250 and MP0274 through clinical collaborations and partnerships, but we believe that further solo investment in these assets is unlikely.
MP0250
Our first oncology DARPin product candidate was MP0250, a proprietary multi-DARPin product candidate consisting of four DARPin domains. One targets VEGF, the activating ligand of the VEGF receptor, one targets hepatocyte growth factor, or HGF, the activating ligand of the c-MET receptor, and two target HSA. The VEGF and HGF targeting single-domain DARPin proteins are designed to effectively bind to and thereby neutralize VEGF and HGF, while HSA binding increases MP0250’s half-life to extend treatment activity and may increase tissue penetration. We have conducted two Phase 2 clinical trials of MP0250, one in multiple myeloma patients and one in EGFR-mutated NSCLC patients, both in combination with standard-of-care treatments. MP0250 was administered to a total of 86 patients.
Our clinical development of MP0250 established the ability of our DARPin product candidates to bind to more than one target, which we believe is a key element of preventing tumor escape and is a foundational attribute of many of our other product candidates. In addition, our learnings from including HSA binding in MP0250 to extend treatment activity have proven vital for our other product candidates.

MP0274
Our second DARPin product candidate in oncology was MP0274, a proprietary DARPin product candidate designed to bind to two epitopes on HER2. MP0274 is designed to inhibit HER2 activation and any subsequent activation of HER2 in conjunction with the HER 1 and HER3 receptor proteins that promote the growth of cancer cells. MP0274 was administered to a total of 22 patients.
In addition, to the early evidence of biological activity, we incorporated the learnings from the DARPin’s ability to bind a single target on more than one epitope validated by MP0274 in developing our MP0420 and MP0423 product candidates.
E. Our Ophthalmology Program
Abicipar is a DARPin therapeutic candidate designed to inhibit VEGF, which we have licensed to Allergan, an Abbvie company. It is at the registrational stage as an investigational candidate for the treatment of nAMD. Abicipar is also an investigational candidate for diabetic macular edema, or DME. Abicipar is designed to remain in the eye longer than current treatments and consequently offers the potential for less frequent dosing. In June 2020, AbbVie received a Complete Response Letter, or CRL, for the BLA of abicipar. The agency’s notice indicated that the rate of intraocular inflammation observed following administration of abicipar pegol results in an unfavorable benefit-risk ratio in the treatment of nAMD.
AbbVie has withdrawn its filings for abicipar with both the European Medicines Agency and the Japanese Regulatory Agency and is committed to working with these agencies to determine appropriate next steps and requirements for potential resubmissions for abicipar. There is substantial need for better treatment options for nAMD and we remain confident in the totality of data supporting abicipar’s clinical profile for this indication.
As a first-generation single domain DARPin product candidate, abicipar delivered on its promise of a powerful anti-VEGF mechanism and long half-life and is foundational in our understanding of leveraging our DARPin platform in our other product candidates.
Intellectual Property
Our success depends in part on our ability to obtain, maintain, enforce and defend patents and other intellectual property and proprietary protection for our product candidates and technology, to preserve the confidentiality of our trade secrets, to operate without infringing, misappropriating or otherwise violating patents and other proprietary rights of others, and to prevent others from infringing, misappropriating or otherwise violating our patent and other proprietary rights. We seek to protect our proprietary position by, among other methods, filing patent applications covering our proprietary technology, improvements thereof, product candidates, and other inventions in Europe, the United States, and Japan, as well as in other relevant jurisdictions that are important to the development of our business, including Australia, Canada, South Korea and China. To protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection, we rely on trade secrets, know-how, confidential information and continuing technological innovation. We also rely on in-licensing opportunities to develop and maintain our proprietary position. We may further rely on statutory market exclusivity and patent term extensions that may be available for our product candidates once they achieve regulatory approval.
We maintain three categories of patent protection for, respectively, our DARPin technology platform, key single-binding domain DARPin proteins binding to specific targets and our DARPin product candidates. The first category of protection covers our DARPin technology platform and relies on both in-licensed and Molecular Partners-owned issued patents and pending patent applications:
•The DARPin base technology we use in our DARPin platform to generate our DARPin product candidates is exclusively licensed to us by the University of Zurich. See “Business—License and Collaboration Agreements—License Agreement with the University of Zurich” for information on the terms of this in-license. The patent family covering this technology is based on the international patent application WO 2002/020565 and relates to the processes we use to generate our DARPin libraries, the DARPin libraries themselves and the DARPin binding proteins we select from our libraries. As of March 12, 2021, we have exclusively licensed four issued U.S. patents and 11 issued foreign patents in this family. The issued patents are expected to expire in September

2021, with the exception of one U.S. patent that received patent term adjustment and is expected to expire in 2023. We have elected to terminate the license agreement effective October 2021. Once these patents licensed from the University of Zurich expire and our license terminates in 2021, others may use the basic repeat protein technology disclosed and claimed in these patents. This may lead to increased competition in the repeat protein field, especially if our DARPin drug candidates prove to be successful in the clinic. We are aware of this situation and have taken various steps to attempt to mitigate potential effects of the patent expiration. We have improved the basic ankyrin repeat protein technology and have filed patent applications covering these improvements. Furthermore, we have enhanced our efforts to innovate in the ankyrin repeat protein field, including by developing new molecular designs, by generating ankyrin repeat proteins with novel modes of action, and by applying the ankyrin repeat protein technology to new disease areas and new target classes. We have translated this enhanced innovation into the generation of new intellectual property and have expanded our patent portfolio in the last two years. Taken together, we have begun and are continuing to mitigate potential effects of the upcoming expiration of the patents licensed from the University of Zurich by protecting improvements of the DARPin base technology and innovative new aspects and applications of the DARPin technology in newly filed patent applications. However, we can provide no assurances that any such patent applications will issue as patents or that we will ultimately be successful in our attempt to mitigate all effects of the upcoming expiration of the patents licensed from the University of Zurich.
•We also own a patent family, based on international patent application WO 2012/069655, relating to DARPin binding proteins comprising certain improved N-terminal capping modules. As of March 12, 2021, we own three issued U.S. patents, eight issued foreign patents and three pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031. The disclosed improvement of the DARPin platform is included in our DARPin product candidates MP0250, MP0274, MP0310, MP0317, MP0420 (ensovibep) and MP0423.
•Other patent applications falling in this category have been filed and are pending, but have not been published yet.
A second category of protection covers our key single-binding domain DARPin proteins binding to specific targets. These single domain DARPin binding proteins can be used in multiple DARPin product candidates. Our patent applications and corresponding patents directed to key single domain DARPin binding proteins currently include:
•A patent family based on international patent application WO 2010/060748, relating to single domain DARPin binding proteins with specificity for vascular endothelial growth factor A, or VEGF-A. As of March 12, 2021, we owned one issued U.S. patent, twenty-nine issued foreign patents and four pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2029, with the exception of one U.S. patent that received patent term adjustment and is expected to expire in 2031. VEGF-specific DARPin binding proteins are used in our DARPin product candidates abicipar and MP0250.
•A family of patent applications based on international patent application WO 2014/191574, relating to single domain DARPin binding proteins with specificity for hepatocyte growth factor, or HGF. As of March 12, 2021, we own one pending U.S. patent application and two pending foreign patent applications in this family. If granted, patents in this patent family are expected to expire in 2034. A HGF-specific DARPin binding protein is used in our DARPin product candidate MP0250.
•A patent family based on international patent application WO 2012/069654, relating to single domain DARPin binding proteins with specificity for human serum albumin, or HSA. As of March 12, 2021, we own two issued U.S. patents, eight issued foreign patents and eight pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031. HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0250, MP0274, MP0310 MP0317, MP0420 (ensovibep) and MP0423.
•A family of patent applications based on international patent application WO 2014/083208, relating to DARPin product candidates comprising two different DARPin binding proteins that bind to specific, but distinct, sites on HER2. As of March 12, 2021, we own one issued U.S. patent, six issued foreign patents and six pending foreign patent applications in this family. If granted, patents in this patent family are expected to expire in 2033. Such a

DARPin molecule comprising two different HER2-specific DARPin binding proteins is used in our product candidate MP0274.
•A patent family based on international patent application WO 2020/245173, relating to single domain DARPin binding proteins with specificity for fibroblast activation protein, or FAP. As of March 12, 2021, we own a pending PCT international patent application, which has not reached the national phase yet, in this family. Any issued patents in this family are expected to expire in 2040. FAP-specific DARPin binding proteins are used in our DARPin product candidates MP0310 and MP0317.
•A patent family based on international patent application WO 2020/245175, relating to single domain DARPin binding proteins with specificity for 4-1BB. As of March 12, 2021, we own a pending PCT international patent application, which has not reached the national phase yet, in this family. Any issued patents in this family are expected to expire in 2040. 4-1BB-specific DARPin binding proteins are used in our DARPin product candidate MP0310.
•A patent family based on international patent application WO 2020/245171, relating to improved single domain DARPin binding proteins with specificity for HSA. As of March 12, 2021, we own a pending PCT international patent application, which has not reached the national phase yet, in this family. Any issued patents in this family are expected to expire in 2040. Disclosed HSA-specific DARPin binding proteins are used in our DARPin product candidates MP0310 and MP0317.
•Other patent applications falling in this category have been filed and are pending, but have not been published yet.
A third category of protection covers the composition of matter of certain of our DARPin product candidates (e.g., the specific combination and structure of DARPin binding proteins and additional elements that constitute the DARPin product candidate) as well as other product-specific inventions (e.g. formulation, manufacturing process or dosing schedule). Our patent applications and corresponding patents directed to our DARPin product candidates currently include:
•A patent family based on international patent application WO 2011/135067, relating to abicipar. As of March 12, 2021, we own four issued U.S. patents, one pending U.S. patent application, sixty-five issued foreign patents and four pending foreign patent applications in this family. Any issued patents in this family are expected to expire in 2031, not considering any patent term extensions that may be available in various jurisdictions if abicipar obtains regulatory approval there.
•A patent family based on international patent application WO 2016/156596, relating to MP0250. As of March 12, 2021, we own two issued U.S. patent, one pending U.S. patent application, six issued foreign patents and twenty pending foreign patent applications in this family. Any patent that has been or may be granted in this patent family is expected to expire in 2036, not considering any patent term extensions that may be available in various jurisdictions if MP0250 obtains regulatory approval there.
•A patent family of patent applications based on international patent application WO 2018/054971, relating to MP0274. As of March 12, 2021, we own one issued U.S. patent, one pending U.S. patent application, two issued foreign patents and twenty-one pending foreign patent applications in this family. Any patents that may be granted in this patent family are expected to expire in 2037, not considering any patent term extensions that may be available in various jurisdictions if MP0274 obtains regulatory approval there.
•A patent family based on international patent application WO 2020/245746, relating to MP0310. As of March 7, 2021, we own one pending U.S. patent application, four pending foreign patent applications and one pending PCT international patent application in this family. Any patents that may be granted in this patent family are expected to expire in 2040, not considering any patent term extensions that may be available in various jurisdictions if MP0310 obtains regulatory approval there.
•Other patent applications falling in this category have been filed and are pending, but have not been published yet, including patent applications relating to abicipar, MP0317, ensovibep and MP0423.

The actual protection afforded by a patent may vary on a product-by-product basis and from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
The term of an individual patent depends upon the legal term for patents in the countries in which they are granted. In most jurisdictions, including the United States and countries that are members of the European Patent Convention, the patent term is generally 20 years from the earliest effective filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over a co-owned patent or patent application having an earlier expiration date or over a non-commonly owned patent or patent application having an earlier expiration date that was filed as a result of activities undertaken within the scope of a joint research agreement. In addition, patent term provisions are available in the United States, the member states of the European Union and certain other jurisdictions to extend the term of a patent that covers an approved drug to recapture a portion of the term effectively lost as a result of the regulatory review period. However, in the United States, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following U.S. Food and Drug Administration, or FDA, approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, method for using it or a method of manufacturing it may be extended. In the future, if and when our product candidates, including abicipar, MP0250, MP0274, MP0310, MP0317, ensovibep and MP0423 receive approval by the FDA, EMA or any other relevant jurisdiction’s regulatory authorities, we expect, where possible, to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each product candidate and other factors. The expiration dates referred to above are without regard to potential patent term extensions that may be available to us and without regard to potential patent term adjustments or terminal disclaimers that may become applicable.
Notwithstanding our efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed, or that have been granted to us or any patents that may be licensed or granted to us in the future will not be challenged, invalidated, rendered unenforceable or circumvented or that such patents will be commercially useful in protecting our technologies or product candidates.
We may rely, in some circumstances, on trade secrets and know-how to protect our technology. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, through confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.
We own registrations for the trademarks “Molecular Partners” and “DARPin” in Switzerland, the European Union, the United States and Japan. Further, we intend to build up a trademark portfolio for the names of our technologies and product candidates as potential commercialization approaches.
For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”
License and Collaboration Agreements
Option and Equity Rights Agreement with Novartis
In October 2020, we entered into an Option and Equity Rights agreement with Novartis, or the Novartis Agreement. Under the Novartis Agreement, we granted Novartis an option to exclusively license global rights of ensovibep and MP0423, our COVID-19 antiviral DARPin product candidates. Under the terms of the Novartis Agreement, we received a non-refundable cash payment of CHF 20 million for development activities regarding technology transfer and manufacturing for the commercial supply of ensovibep. As part of the transaction, Novartis also agreed to acquire CHF 40 million worth of our common shares, at a price of CHF 23 per share. As a result, Novartis holds approximately 6% of our outstanding shares as of March 31, 2021.
Under the Novartis Agreement, we will conduct Phase 1 clinical trials for ensovibep. Additionally, if we and Novartis agree, we will perform all remaining preclinical work for MP0423 and conduct the MP0423 Phase 1 trial, and Novartis would pay us two milestone payments of CHF 2.5 million each in case of initiation and completion of such MP0423 Phase 1 trial. Novartis will conduct certain Phase 2/3 clinical trials, with us as legal sponsor of the trials. We are responsible for supplying materials for our clinical development of ensovibep. A Phase 2/3 clinical trial for ensovibep is initiating enrollment in May 2021, and MP0423 is currently being manufactured as we prepare for a Phase 1 clinical trial.
If Novartis exercises its option, we would grant Novartis a sublicensable worldwide license to research, develop, manufacture, commercialize and otherwise exploit ensovibep and MP0423 and products comprising those compounds in all indications on (i) an exclusive royalty-bearing basis under our patents having claims solely and specifically covering ensovibep and MP0423 and their use, composition, formulation, preparation or manufacture and related know-how and (ii) a non-exclusive basis under our other patent rights and other intellectual property rights that are necessary or reasonably useful to research, develop, manufacture, prepare, use or commercialize ensovibep and MP0423. If Novartis exercises its option, we would receive an upfront payment of CHF 150 million. In addition, Novartis would be obligated to pay us a 22% royalty on future commercial sales in certain agreed territories, as we have agreed to forgo royalties in lower-income countries, beginning with the first commercial sale of such a licensed product in a given country of sale and expiring on the latest of the expiration of the last valid claim covering such product, ten years after such sale, and expiration of regulatory exclusivity. Upon exercise of such option, Novartis would be responsible for all further development and commercialization activities.
The Novartis Agreement will expire nine months after the effective date, although Novartis may unilaterally extend the term for an additional six months upon prior written notice. If Novartis exercises its option, the Novartis Agreement will continue in effect until execution of the definitive license agreements. Novartis may terminate the Novartis Agreement at any time upon (i) a specified period of prior written notice in the event of our change of control, or (ii) immediately in the event any clinical trial is terminated or otherwise stopped.
License and Collaboration Agreement with Amgen
In December 2018, we entered into a License and Collaboration Agreement with Amgen, or the Amgen Agreement, for the clinical development and commercialization of MP0310 / AMG 506. Under the terms of the Amgen Agreement, we granted to Amgen an exclusive worldwide, royalty-bearing, sublicensable license under our patents and know-how to develop and commercialize MP0310 / AMG 506. We retain the right to use our technology to perform our obligations under the Amgen Agreement and for all purposes not granted to Amgen, including certain rights to develop and commercialize our DARPin products in combination with MP0310 / AMG 506. MP0310 / AMG 506 is currently in Phase 1a clinical trials.
Under the Amgen Agreement, we and Amgen will jointly evaluate MP0310 / AMG 506 in combination with Amgen’s oncology pipeline products, including its investigational BiTE molecules. In accordance with a mutually agreed development plan, we will conduct the Phase 1a clinical trials and Amgen will be responsible for all subsequent development of MP0310 / AMG 506 after completion of the Phase 1a clinical trials. We and Amgen have established a joint steering committee to oversee the research, information sharing, and potential amendments of the research plan. Each party is responsible for development costs incurred by it until the beginning of Phase 2 clinical trial, after which point the parties will each contribute a fixed percentage of the development costs on the first three indications. Amgen is required to use commercially reasonable efforts to develop MP0310 / AMG 506 in combination with at least one of Amgen’s oncology pipeline products in certain major markets.
During the term of the Amgen Agreement, we cannot directly or through a third party develop, manufacture or commercialize any product that binds to or targets the same target as the licensed bispecific TCE, subject to certain exceptions and limitations for third party acquiror products.
We received a non-refundable upfront payment of $50 million. In addition, we are eligible to receive up to $497 million in development, regulatory and commercial milestone payments. We are also entitled to receive tiered royalties based on commercial sales levels from low double digit up to the high teens percentages of net sales of licensed products for a specified period beginning with the first commercial sale of such a licensed product in a given country of sale and expiring on the latest of the expiration of the last valid claim covering such product, ten years after such sale, and expiration of regulatory exclusivity.
The Amgen Agreement expires on a country-by-country basis upon the expiration of Amgen’s payment obligations in such country. Amgen may terminate the Amgen Agreement in its entirety for convenience following a certain notice period. Either party may terminate the Amgen Agreement upon an uncured material breach of the agreement or insolvency of the other party following a certain notice period. Following any termination, we have certain rights to receive a license to certain intellectual property generated by Amgen under the Amgen Agreement for purposes of continued development and commercialization of MP0310 / AMG 506.
Abicipar Agreement with Allergan, an AbbVie Company
In May 2011, we entered into a license and collaboration agreement with Allergan, or the Allergan Agreement. Under the Allergan Agreement, we granted Allergan an exclusive, worldwide, royalty-bearing, sublicensable license under our patents and know-how relating to abicipar and other backup compounds to make, use, sell, offer for sale, and import products containing abicipar and its corresponding backups for ophthalmic indications. We retain the right to use our technology to perform our obligations under the license agreement, to conduct general research and discovery of DARPin compounds other than those licensed under the license agreement, and for all other uses not granted to Allergan.In addition, we granted Allergan a worldwide, perpetual, irrevocable, fully paid-up, royalty-free, exclusive, sublicensable license under certain joint inventions to make, use, sell, offer for sale and import certain compounds and products (other than DARPin compounds) outside of the field of ophthalmic diseases.
Allergan is responsible, at its expense, for developing and commercializing abicipar, and must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize abicipar in certain key countries, including the United States, several major European markets and Japan. Allergan is also solely responsible for manufacture of abicipar, following a manufacturing technology transfer by us to Allergan.
During the term of the Allergan Agreement, we are prohibited from developing and commercializing any abicipar in any indication, as well certain DARPin compounds that inhibit vascular endothelial growth factor A receptors.
Allergan paid us an upfront license fee of $45 million in May 2011 and a regulatory milestone fee of $15 million upon the initiation of its Phase 3 clinical trials for nAMD in July 2015. We are also eligible to receive up to an additional $210 million upon the achievement of certain development and regulatory milestone events and $150 million upon the achievement of certain sales milestone events. In addition, we will receive a tiered royalty percentage ranging from the low to mid-teens on worldwide, aggregate annual net sales of abicipar for a specified period beginning with the first commercial sale of such a licensed product in a given country of sale and expiring on the latest of the expiration of the last valid claim covering such product, ten years after such sale, and expiration of regulatory exclusivity.
The Allergan Agreement remains in effect on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last-to-expire patent licensed in such country that would be infringed, absent a license, by the sale of such licensed product at the time of sale under the agreement, (ii) the expiration of regulatory exclusivity in such country, and (iii) the tenth anniversary of the first commercial sale of such licensed product in such country. Allergan may terminate the Allergan Agreement in its entirety for convenience following a certain notice period. We may terminate immediately the Allergan Agreement immediately upon written notice to Allergan if Allergan challenges the validity, enforceability or scope of any of the patents we license to Allergan under the agreement. Either party may terminate the agreement upon the other party’s uncured material breach of the agreement.
In June 2020, Allergan announced that the U.S. Food and Drug Administration issued a Complete Response Letter to the Biologics License Application for abicipar. AbbVie is to determine appropriate next steps with relevant regulatory agencies.
Discovery Alliance Agreement with Allergan, an AbbVie Company

In August 2012, we strategically expanded our existing relationship with Allergan by entering into an exclusive discovery alliance agreement, or the Discovery Alliance Agreement, under we and Allergan agreed to collaborate to design and develop DARPin products against selected targets that are implicated in causing diseases of the eye. We and Allergan amended the Discovery Alliance Agreement in June 2013, September 2014, August 2016 and December 2017.
We granted Allergan three exclusive options to obtain an exclusive license under our patents and know-how to make, use, sell, offer for sale, and import products containing DARPin compounds directed against the applicable biological target for use with ophthalmological diseases. We also granted Allergan a non-exclusive license under our intellectual property as necessary for Allergan to conduct its activities under the Discovery Alliance Agreement during the research term in the field of ocular diseases. In February 2018, Allergan exercised its last of the three options. Upon execution of each option, Allergan is solely responsible for all downstream development, manufacturing, and commercialization activities, at its expense. Allergan must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize licensed products. We must use commercially reasonable efforts to perform our research activities under the Discovery Alliance Agreement.
During the term of the Discovery Alliance Agreement, we may not make, use, sell, offer for sale, import or otherwise develop, manufacture, commercialize or exploit certain DARPin compounds that bind to collaboration targets or their isoforms in the field of ocular diseases, or any DARPin compound that binds VEGF-A.
We received a one-time, non-refundable and non-creditable upfront payment of $40 million and a further $1.5 million upfront payment in connection with a 2014 amendment to the Discovery Alliance Agreement, and Allergan agreed to pay us an option exercise fee of $10 million upon its exercise of further options. In July 2015, Allergan made an accelerated payment of $30 million for the exercise of these options. We are eligible to receive additional success-based payments, including up to $960 million in development, regulatory and sales milestones. In addition, Allergan pays us tiered royalties ranging from the mid-single digits to the low-double digits on worldwide annual net sales of licensed products beginning with the first commercial sale of a licensed product in a given country of sale and expiring on the latest of the expiration of the last valid claim covering such product, ten years after such sale, and expiration of regulatory exclusivity.
The Discovery Alliance Agreement remains in effect on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last-to-expire patent licensed in such country that would be infringed, absent a license, by the sale of such licensed product at the time of sale under the agreement, (ii) the expiration of regulatory exclusivity in such country and (iii) the tenth anniversary of the first commercial sale of such licensed product in such country. We may terminate immediately upon written notice to Allergan if Allergan challenges the validity, enforceability or scope of any of the patents we license to Allergan anywhere in the world. Either party may terminate the agreement upon the other party’s uncured material breach of the agreement.
License Agreement with the University of Zurich
We hold an exclusive, worldwide license from the University of Zurich on patent applications and patents relating to the DARPin base technology. The majority of patents under this license agreement will expire in September 2021 and we have elected to terminate the agreement effective October 2021. We are exploring entering into a non-exclusive license with the University of Zurich for the remaining U.S. patent that will expire in 2023. However, we do not expect that an inability to enter into such a non-exclusive license for this remaining U.S. patent would have a material impact on our business.
While such license agreement remains in effect, we are required to pay the University of Zurich flat royalties of a low single digit percentage on net sales of licensed products, which vary based on the field in which the licensed product is commercialized. In addition, we are obligated to pay the University of Zurich a percentage of license fee revenues it receives from sublicensing its rights to third parties in five tiers, ranging from the low single digits to the low teens, depending on the total amount of payments received for the particular sublicense granted. Finally, we are also obligated to pay the University of Zurich a percentage of the royalty payments it receives from sublicensees in three tiers based on their net sales of licensed products and the applicable field in which the licensed product is sold, ranging from the low single digits to the mid-teens. To date we have paid the University of Zurich approximately

CHF 10.9 million in various royalty and sublicense-based payments, including a minimum annual payments of at least CHF 50,000 per year.
Government Regulation and Product Approval
As a biopharmaceutical company that operates in the United States, we are subject to extensive regulation. Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
U.S. Product Development Process
In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:
•completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial is commenced;
•performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;
•submission to the FDA of a Biologics Licensing Application, or BLA, for marketing approval that includes substantial evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;
•satisfactory completion of an FDA Advisory Committee review, if applicable;
•satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;
•potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•FDA review and approval or licensure of the BLA.
Before testing any biological product candidate, including our product candidates, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.
Clinical trials involve the administration of the biological product candidate to patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.
•Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.
Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated immunotherapy trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.
Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. Review and Approval Processes
After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA submission must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.
Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the

FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.
Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.
Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.
If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.
In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication or indications.
Post-Approval Requirements
Any products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although a physician may prescribe a legally available product for an off-label use, if the physician deems such product to be appropriate in his/her professional medical judgment, a manufacturer may not market or promote off-label uses.Violations, including actual or alleged promotion of products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties.
In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long-term stability of the product. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and claims, are also subject to further FDA review and approval. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, recall or withdrawal of the product from the market. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product;
•fines, warning letters, untitled letters, or clinical holds;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;
•adverse publicity, FDA mandated corrective advertising or communications with doctors;
•product seizure or detention, or refusal to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.
U.S. Marketing Exclusivity
The Biologics Price Competition and Innovation Act, or BPCIA, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications referencing that biologic for 12 years after an innovator biological product receives initial marketing approval. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.
U.S. Healthcare Laws
A biopharmaceutical company’s operations may be directly, or indirectly through relationships with healthcare providers, healthcare institutions, patients, customers and third-party payors, subject to various federal and state healthcare laws and regulations. These laws impact, among other things, sales, marketing and education programs and may constrain business and financial arrangements and relationships with third-party payors, healthcare professionals and healthcare institutions who participate in a biopharmaceutical company’s clinical research programs, healthcare professionals and others who recommend, purchase, or provide a biopharmaceutical company’s approved drug products, and other parties through which it markets, sells and distributes its approved drug products. In addition, a biopharmaceutical company may be subject to patient data privacy and security regulation by both the federal government and the states in which it conducts its business. The laws that may affect a biopharmaceutical company’s ability to operate include:
•the federal Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;
•the federal civil and criminal false claims laws, including, without limitation, the civil False Claims Act (which can be enforced through "qui tam," or whistleblower actions, by private citizens on behalf of the federal government), and the federal civil monetary penalties law, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or for knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, and as amended again by the Final HIPAA Omnibus Rule, published in January 2013, which imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization on certain health plans, healthcare clearinghouses and healthcare providers, known as covered entities, as well as their business associates that perform certain services involving the use, disclosure or transmission of individually identifiable health information for or on behalf of a covered entity, and their covered subcontractors;
•the Federal Food, Drug, and Cosmetic Act which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•the federal physician payment transparency legislation commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies (with certain exceptions) that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the Centers for Medicare & Medicaid, or CMS, information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, and, beginning in 2022, will require applicable manufacturers to report information regarding payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants, and certified nurse midwives; and
•analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
It is possible that governmental authorities will conclude that a biopharmaceutical company’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If a biopharmaceutical company’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of operations.
The risk of being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. For example, the definition of "remuneration" under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if "one purpose" of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated.
Additionally, recent healthcare reform legislation has strengthened federal and state healthcare fraud and abuse laws. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of a biopharmaceutical company’s business activities could be subject to challenge under one or more of such laws.
U.S. Healthcare Reform
In the United States, there have been a number of legislative and regulatory changes at the federal and state levels which seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.
Among the provisions of the ACA of importance to biopharmaceutical companies are the following:
•an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer's Medicaid rebate liability;
•expansion of manufacturers' rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of "average manufacturer price," or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;

•expanding the types of entities eligible for the 340B drug discount program;
•establishing the Medicare Part D coverage gap discount program, which requires manufacturers to now provide a 70% point-of-sale-discount off the negotiated price of applicable products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers' outpatient products to be covered under Medicare Part D;
•a licensure framework for follow-on biologic products;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and
•establishment of the Center for Medicare and Medicaid Innovation within CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.
There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the Tax Act, included a provision, which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Further, there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. It is also possible that additional governmental action will be taken in response to the COVID-19 pandemic.
Clinical Trials in the European Union
Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the international council for harmonization, or ICH, guidelines on GCP. Additional GCP guidelines from the EC, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.
Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each European Union Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is expected to take effect in 2021, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with cGMP.
During the development of a medicinal product the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs.
Marketing Authorizations in the European Union
In order to market a new medicinal product in the European Union, a company must submit a marketing authorization application, or MAA, to either the EMA using the centralized procedure, or competent authorities in European Union Member States using the other procedures (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization, or MA may only be granted to an applicant established in the European Union, or Norway, Iceland, and Liechtenstein, who are members of the European Economic Area, or European Economic Area. Medicinal products can only be commercialized after obtaining an MA pursuant to one of the three processes outlined below:
•the Centralized MA, which is issued by the European Commission through the Centralized Procedure, based on the scientific opinion of the Committee for Medicinal Products for Human Use of the EMA, and which is valid throughout the entire territory of the European Union/European Economic Area. The Centralized Procedure is mandatory for certain types of products, such as (i) biotechnology medicinal products such as genetic engineering, (ii) orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the European Union/European Economic Area, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.
•Decentralized Procedure MAs are available for products not falling within the mandatory scope of the Centralized Procedure. An identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS, to lead the evaluation of the regulatory submission. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet as distilled from the preliminary evaluation, which are sent to the other Member States (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the RMS records the agreement, closes the procedure and informs the applicant accordingly. Each Member State concerned by the procedure is required to adopt a national decision to grant a national MA in conformity with the approved assessment report, SmPC and the labeling and package leaflet as approved. Where a product has already been authorized for marketing in a Member State of the European Economic Area, the granted national MA can be used for mutual recognition in other Member States through the Mutual Recognition Procedure, or MRP, resulting in progressive national approval of the product in the European Union/European Economic Area.
•National MAs, which are issued by a single competent authority of the Member States of the European Economic Area and only covers their respective territory, are also available for products not falling within the mandatory scope of the Centralized Procedure. Once a product has been authorized for marketing in a Member State of the European Economic Area through the National Procedure, this National MA can also be recognized in other Member States through the Mutual Recognition Procedure.
Under the procedures described above, before granting the MA, the EMA or the competent authority(ies) of the Member State(s) of the European Economic Area prepare an assessment of the risk-benefit balance of the product against the scientific criteria concerning its quality, safety and efficacy.
Data Exclusivity in the European Union
Under Regulation (EC) No 726/2004/EC and Directive 2001/83/EC (each as amended), the European Union has adopted a harmonized approach to data and market protection or exclusivity (known as the 8 + 2 + 1 formula). The data exclusivity period begins to run on the date when the first MA is granted in the European Union. It confers on the MA holder of the reference medicinal product eight years of data exclusivity and ten years of market exclusivity.

A reference medicinal product is defined to mean a medicinal product authorized based on a full dossier consisting of pharmaceutical and preclinical testing results and clinical trial data, such as a medicinal product containing a new active substance. The ten-year market protection can be extended cumulatively to a maximum period of eleven years if during the first eight years of those ten years of protection period, the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.
The exclusivity period means that an applicant for a generic medicinal product is not permitted to rely on preclinical pharmacological, toxicological, and clinical data contained in the file of the reference medicinal product of the originator until the first eight years of data exclusivity have expired. Thereafter, a generic product application may be submitted and generic companies may rely on the preclinical and clinical data relating to the reference medicinal product to support approval of the generic product. However, a generic product cannot market until ten years have elapsed from the initial authorization of the reference medicinal product or eleven years if the protection period is extended, based on the formula of 8+2+1.
In addition to the above, where an application is made for a new indication for a well-established substance, a non-cumulative period of one year of data exclusivity may be granted, provided that significant preclinical or clinical studies were carried out in relation to the new indication. Finally, where a change of classification of a medicinal product has been authorized on the basis of significant preclinical tests or clinical trials, the competent authority shall not refer to the results of those tests or trials when examining an application by another applicant for or holder of marketing authorization for a change of classification of the same substance for one year after the initial change was authorized.
The 8 + 2 + 1 exclusivity scheme applies to products that have been authorized in the European Union by the European Commission through the Centralized Procedure or the competent authorities of the Member States of the European Economic Area nationally, including through the Decentralized and Mutual Recognition procedures.
For a medicinal product which has received orphan designation under Regulation 141/2000, it will, benefit from a period of ten years of orphan market exclusivity which essentially constitutes a period of market monopoly. During this period of orphan market exclusivity, no European Union regulatory authority is permitted to accept or approve an application for marketing authorization for a similar medicinal product or an extension application for the same therapeutic indication. This period can be extended cumulatively to a total of twelve years if the marketing authorization holder or applicant complies with the requirements for an agreed pediatric investigation plan pursuant to Regulation 1901/2006.
Post Authorization Obligations in the European Union
The holder of a Centralized MA or National MA is subject to various obligations under the applicable European Union laws, such as pharmacovigilance obligations, requiring it to, among other things, report and maintain detailed records of adverse reactions, and to submit periodic safety update reports, or PSURs, to the competent authorities. All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. The holder must also ensure that the manufacturing and batch release of its product is in compliance with the applicable requirements. The MA holder is further obligated to ensure that the advertising and promotion of its products complies with applicable European Union laws and industry code of practice as implemented in the domestic laws of the Member States of the European Union/European Economic Area. The advertising and promotional rules are enforced nationally by the European Union/European Economic Area Member States.
Pediatric Development in the European Union

In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Pricing and Reimbursement in the European Union
Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other European Union Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favor of Brexit and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.
Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure and can be covered under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market drugs in Great Britain. For two years from 1 January 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, may adopt decisions taken by the European Commission on the approval of new marketing authorizations through the centralized procedure, and the MHRA will have regard to marketing authorizations approved in a country in the European Economic Area (although in both cases a marketing authorization will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future. It is currently unclear whether the MHRA in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.
Orphan designation in Great Britain following Brexit is essentially identical to the position in the European Union, but is based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the European Union will be designated as such in Great Britain.
The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which are due to enter into full effect at the end of 2021, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union.

Coverage and Reimbursement
The availability of coverage and adequate reimbursement by third-party payors, including governmental healthcare programs such as Medicare and Medicaid, private health insurers and managed care organizations, is essential for most patients to be able to afford drug products. Achieving acceptable levels of coverage and reimbursement for drug products by third-party payors affects a biopharmaceutical company’s ability to successfully commercialize, and attract collaboration partners to invest in, the development its drug products. Even if coverage is obtained from a third-party payor for a given drug product, the resulting reimbursement rates may not be adequate or may require co-payments that patients find unacceptably high. There is no guarantee that coverage and reimbursement will be provided for a given drug product, and any reimbursement that may become available can be decreased or eliminated in the future.
Third-party payors are increasingly challenging prices charged for drug products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drug products when an equivalent generic drug product or a less expensive therapy is available. It is possible that a third-party payor may consider a drug product and other therapies as substitutable and only offer to reimburse patients for the less expensive drug product or therapy. Even if a drug product shows improved efficacy or improved convenience of administration, pricing of existing drug products may limit the amount that can be charged for a new drug product. Third-party payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed drug products at levels that are too low to enable a biopharmaceutical company to realize an appropriate return on its investment in drug product development.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drug products. In the United States, third-party payors play an important role in determining the extent to which new drugs products will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drug products. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug products before they will reimburse health care providers who use such therapies.
Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of a drug product to each payor separately. Furthermore, rules and regulations regarding reimbursement change frequently and, in some cases, upon short notice.
In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations. Increasing emphasis on cost-containment initiatives in Europe, Canada and other countries puts pressure on the pricing and usage of drug products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for drug products, but monitor and control company profits.
The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of drug products, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of drug products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of drug products by relevant health service providers.

Increasing efforts by governmental and third-party payors in the European Union, the United States and abroad to cap or reduce healthcare costs can cause such organizations to limit coverage and reimbursement for drug products. Additionally, a trend toward managed healthcare, and the influence of health maintenance organizations, have increased pricing pressure on the sale of drug products. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense.
Competition
We compete in a highly innovative industry characterized by a rapidly growing understanding of disease biology, evolving technologies and strong intellectual property barriers to entry. While we believe that our DARPin platform and product candidates, strategic collaborations and scientific expertise may provide us with competitive advantages, our business may be impacted competitively from many different sources. We compete with a wide range of pharmaceutical companies, biotechnology companies, academic institutions and other research organizations for novel therapeutic antibody targets, new technologies for optimizing antibodies, talent, financial resources, intellectual property rights and collaboration opportunities. Many of our competitors and potential competitors have substantially greater scientific, research and product development capabilities, and greater financial, manufacturing, marketing and sales and human resources than we do. In addition, there is intense competition for establishing clinical trial sites and recruiting and registering patients for clinical trials. Many specialized biotechnology companies have formed collaborations with large, established companies to support the research, development and commercialization of products that may be competitive with ours. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance.
Regarding ensovibep and MP0423, our COVID-19 antiviral product candidates, there are a number of preventative vaccines in development for COVID-19, with three receiving an Emergency Use Authorization to date. However, as, in our view, vaccine coverage and efficacy will be less than 100%, we believe there will remain a need for therapeutic intervention for COVID-19 patients. There are hundreds of clinical trials examining various methods of treating COVID-19. To date, only a small number of these trials have resulted in data positive enough for regulators to approve therapeutics on either an emergency use or permanent basis. Therapeutics receiving Emergency Use Authorization for the treatment of COVID-19 patients include co-administration of casirivimab and imdevimab from Regeneron Pharmaceuticals, Inc., baricitinib (in combination with remdesivir), and bamlanivimab from Eli Lilly, and remdesivir from Gilead Sciences, Inc.
Competition in the oncology space is intense, with several common methods of treatment for patients with cancer, including surgery, radiation and drug therapy, and approved drugs that are well established therapies widely accepted by physicians, patients and third party payers. In addition, companies focused on immunotherapies, such as checkpoint inhibitors, seek to differentiate their immuno-oncology products either by identifying novel immune checkpoint targets or by combining established immune checkpoint inhibitors. If approved, either of MP0310 or MP0317 would compete with agents that are currently in development including monoclonal antibodies, or mAbs, and other small molecule approaches.
We face competition from segments of the pharmaceutical, biotechnology and other related markets with respect to our CD3 and peptide-MHC, or pMHC, programs. Any product candidates that we successfully develop and commercialize from these platforms may compete with existing products and new products that may become available in the future. There is intense competition in the field from multiple different treatment modalities and new approaches are continually emerging from different competitors, including Adaptimmune Therapeutics plc, TCR² Therapeutics, Immatics N.V., Immunocore Holdings plc and Harpoon Therapeutics Inc.
Competition in the ophthalmology space is intense, with currently approved anti-vascular endothelial growth factors, or VEGFs, such as Lucentis, Beovu and Eylea, as well as Avastin, which is widely prescribed off-label, are well established therapies and are widely accepted by physicians, patients and third-party payers as the standard of care for the treatment of nAMD. There are several other companies with marketed products or products in development for the treatment of nAMD, including Novartis, Roche, Bayer, Kodiak Sciences, REGENXBIO and Adverum Biotechnologies.
If approved for the treatment of nAMD, abicipar is expected to compete with both approved anti-VEGF monotherapies, anti-platelet-derived growth factor, or PDGF therapies that are currently in development for combination therapy and multispecific drugs targeting both VEGF and PDGF. In addition, we may face competition from a number of product candidates currently in development.
If approved for treatment of DME, abicipar is expected to compete with currently approved therapies including steroids, laser therapy and anti-VEGF agents. Anti-VEGF drugs currently approved for DME include Lucentis, Eylea, Macugen, as well as Avastin, which is used off-label.
Our commercial opportunity could be reduced or eliminated if our competitors’ products prove to be safer and more tolerable, more effective, more convenient to dose, less expensive, faster to approve, or more effectively marketed and reimbursed than any of our product candidates that may gain regulatory approval. In addition, the level of generic competition and the availability of reimbursement from government and other third-party payors will impact the commercial viability of our programs.
Manufacturing
We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our DARPin product candidates. We utilize third-party contract manufacturers for the manufacture of drug substances and products for human use. Since we rely on third-party contract manufacturers to produce our proprietary product candidates, we have recruited personnel with experience to manage the third-party contract manufacturers that will produce our proprietary product candidates in clinical or commercial quantities.
We design and develop the manufacturing process for the mono-DARPin proteins and multi-DARPin product candidates that are included in our DARPin product candidates, whether or not they are partnered. For purposes of our and our partner’s DARPin preclinical studies, we supply high quality gram scale DARPin material that we produce in our own facilities. We currently operate both a five- and ten-liter fermenter, which provides us with sufficient capacity to produce the quantities needed for DARPin preclinical studies.
Employees
As of March 31, 2021, we had 152 full-time equivalent employees (December 31, 2020: 145 full-time equivalents). None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. At each date shown, we had the following number of full time employees, broken out by department. The very large majority of our employees are based in Zurich, Switzerland. Two of our employees are based in Boston, Massachusetts.

Full-time equivalent employees	At March 31,	At December 31,
	2021	2020
Function
Research and development	125	123
Selling, general and administrative	27	22
Total	152	145
Properties
We lease our principal executive office and laboratory space, animal facility and other facilities, consisting of an aggregate of 3,200 square meters, in Zurich-Schlieren, Switzerland. The leases for our principal executive office and laboratory space expire on December 31, 2026. We also have an office in Massachusetts for our U.S. subsidiary, Molecular Partners Inc. We believe our current facilities are sufficient to meet our short-term needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Our Executive Officers and Directors
The following table sets forth information regarding our executive officers, also referred to as members of the Management Board, and directors as of April 21, 2021. Unless otherwise stated, the business address for our directors and executive officers is c/o Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

Name	Age	Position
Executive Officers
Dr. Patrick Amstutz	45	Chief Executive Officer and Director
Dr. Michael Tobias Stumpp	47	Chief Operating Officer
Andreas Emmenegger	54	Chief Financial Officer
Dr. Nicolas Leupin	47	Chief Medical Officer
Non-Employee Directors
William M. Burns	72	Chairman of the Board
Steven H. Holtzman	67	Director
Sandip Kapadia	51	Director
Dr. Vito Palombella	59	Director
Dr. Michael Vasconcelles	58	Director
Dr. Agnete Fredriksen	44	Director
Dr. Dominik Höchli	54	Director
Executive Officers
Dr. Patrick Amstutz, Ph.D., one of our founders, has served as our Chief Executive Officer since November 2016, as an executive director since 2017 and as a member of the Company’s management team since its inception in 2004. Previously, he served as our Chief Operating Officer from 2014 to 2016 and as our Chief Business Officer from 2006 to 2014. Since 2017, Dr. Amstutz has served as Vice-President of the Board of the Swiss Biotech Association. Dr. Amstutz holds a Master of Science from the ETH Zurich and a Ph.D. in molecular biology from the University of Zurich. Our board of directors believes that Dr. Amstutz's leadership of our company since its inception as well as his scientific background provide him with the qualifications and skills to serve as a director.
Dr. Michael Tobias Stumpp, Ph.D., one of our founders, has served as our Chief Operating Officer since June 2018. Previously, he served as our Chief Scientific Officer from 2007 to June 2018. Prior to joining our company, Dr. Stumpp studied at Imperial College London from 1995 to 1996, studied at Swiss Federal Institute of Technology from 1993 to 1997, and studied at Tokyo Institute of Technology from 1997 to 1999. Dr. Stumpp received his Ph.D. in 2004 from the University of Zurich.
Andreas Emmenegger has served as our Chief Financial Officer and Co-Entrepreneur since February 2007. Prior to joining Molecular Partners, he was the Chief Financial Officer of Glycart Biotechnology AG where he had a leading role in the CHF 235 million trade sale to F. Hoffmann-La Roche AG in 2005. Mr. Emmenegger was Head of Strategic Alliance Finance (Genentech) for Roche Headquarters, Basel, Switzerland. He has more than 20 years of experience as a chief financial officer of several public and private multinational companies, 15 years of which have been in the biotechnology industry. He led our SIX Swiss Exchange initial public offering in 2014. In addition, Mr. Emmenegger has more than 10 years of international industry experience in banking, capital markets, mergers and acquisitions and human resources. Since 2016, he has been a member of the board of directors of the Luzerner Kantonalbank, Switzerland, a publicly listed bank. Mr. Emmenegger holds a degree in finance, economics and business administration as well as an Executive MBA degree from IESE Business School, Barcelona.

Dr. Nicolas Leupin, M.D., MBA, has served as our Chief Medical Officer since September 2019 Dr. Leupin is a medical oncologist with a successful track record in drug development, most recently as Chief Medical Officer of argenx from 2016 to 2019, a clinical-stage biotechnology company developing antibody-based therapies for treatment of severe autoimmune diseases and cancer. In that role he led the company’s global clinical strategy and execution, successfully supporting the company’s transformation into a late-stage clinical company, and was responsible for translating preclinical hypotheses into innovative proof-of concept clinical trials. Prior to argenx, Dr. Leupin held roles of increasing responsibility at Celgene, where he supported the clinical development of several drug candidates in lymphoma and multiple myeloma, resulting in regulatory filings in Europe and the United States.
Non-Employee Directors
William M. Burns has served as Chairman of our board of directors since April 2018 and a director since October 2017. Mr. Burns has served in numerous executive positions at Roche Pharmaceuticals, including as Chief Executive Officer from January 2004 to December 2009, Head of the Pharmaceuticals Division from 2001 to 2004, Head of Europe and International Business from 1998 to 2001, and Global Head of Strategic Marketing and Business from 1991 to 1998. Mr. Burns has served as Non-Executive Vice Chairman of Mesoblast Limited since September 2016 and as Chairman of Vestergaard Frandsen S.A. since 2017. He served as an Independent Non-Executive Director of Shire plc from March 2010 to April 2016, when he became its Senior Independent Non-Executive Director until he retired from the board in April 2018. He serves as a member of the Novo Holdings Advisory Group. Mr. Burns is also a Governor/Trustee of two charities: the Wellcome Trust and the Institute of Cancer Research, both in the UK. Mr. Burns also serves as a member of the Scientific Advisory Board of the University of Cologne/Bonn Center for Integrated Oncology. Mr. Burns holds a Bachelor of Arts in Business Economics from the University of Strathclyde. Our board of directors believes that Mr. Burns' experience with the healthcare and pharmaceutical industries and his broad management experience provide him with the qualifications and skills to serve as a director.
Steven H. Holtzman has served as a director since May 2014. He is the chair of the boards of directors of Qihan Biotech and Camp4 Biotherapeutics, and a founder and member of the board of directors of Shoreline Bio, each private biotechnology companies. Since January 2020, he has served as a strategic advisor to Decibel Therapeutics, a private biotechnology company, where he served as the company’s first president and chief executive officer and a member of the board of directors from 2016 to 2020. Prior to joining Decibel, he served as Executive Vice President, Corporate Development of Biogen Idec with responsibility for Business Development and Mergers and Acquisitions, and Program Leadership and Management from January 2011 to March 2016. From July 2001 to January 2011, he served as the founder, Chief Executive Officer and Chairman of Infinity Pharmaceuticals, a cancer drug discovery and development company. He is a trustee of The Berklee College of Music and a senior fellow at the Belfer Center for Science and International Affairs at the Harvard Kennedy School. Mr. Holtzman received a BA in Philosophy from Michigan State University in 1976 and a B.Phil. in Philosophy from Oxford University in 1979, which he attended as a Rhodes Scholar. Our board of directors believes that Mr. Holtzman's experience in the biotechnology industry and his broad management experience provide him with the qualifications and skills to serve as a director.
Sandip Kapadia has served as a director since April 2020. Mr. Kapadia currently serves as chief financial officer of Harmony Bioscience. Mr. Kapadia has over 20 years of experience in building and leading finance and administration teams at life sciences companies both in Europe and in the United States. Prior to joining Harmony Bioscience, Mr. Kapadia was chief financial officer and treasurer at Intercept Pharmaceuticals from 2016 to end of March 2021. Prior to joining Intercept in 2016, Mr. Kapadia held numerous finance leadership positions over 19 years at Novartis and Novartis affiliates in the United States, Switzerland, the Netherlands, and the United Kingdom, including Chief Financial Officer of North America at Novartis’s generic division, Sandoz. Mr. Kapadia is currently a director of Passage Bio since January 2020 and Vectiv Bio Holding AG since December 2020, and previously of Therachon AG. Mr. Kapadia earned his bachelor’s degree in business administration and accounting from Montclair State University, an MBA from Rutgers Graduate School of Management, and is a certified public accountant. Our board of directors believes that Mr. Kapadia’s over 20 years of experience in the life science industry and his broad finance and management experience provide him with the qualifications and skills to serve as a director.

Dr. Vito J. Palombella, Ph.D., has served as a director since April 2020. Currently, Dr. Palombella is the chief scientific officer of Surface Oncology, where he has led the company’s drug discovery and translational research efforts since 2016. Dr. Palombella has over 25 years of scientific leadership and experience advancing first-in-class therapeutic programs, as well as a successful track record of building drug discovery and development organizations. Prior to joining Surface Oncology, Dr. Palombella was executive vice president and chief scientific officer from 2010 to 2016, and vice president, biology/research, from 2004 to 2010, at Infinity Pharmaceuticals, Inc., where he was responsible for drug discovery and preclinical development. Prior to that, he was director of molecular biology and protein chemistry at Syntonix Pharmaceuticals, and senior director of cell and molecular biology at Millennium Pharmaceuticals. Dr. Palombella earned his bachelor’s degree in microbiology from Rutgers University and a master’s degree and doctorate degree in viral oncology and immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University. Our board of directors believes that Dr. Palombella’s over 25 years of scientific leadership and experience, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.
Dr. Michael Vasconcelles, M.D. has served as a director since April 2020. He is currently the chief medical officer of Flatiron Health, Inc., where he has expertise in strategic planning, thought leadership, and clinical research methods. Prior to joining Flatiron Health in 2019, Dr. Vasconcelles served as Chief Medical Officer at Unum Therapeutics Inc. from 2015 to 2019. Prior to Unum, he spent several years at Takeda/Millennium where he was accountable for the research and development strategy and execution of the oncology portfolio, from discovery through product licensure and post-approval. Dr. Vasconcelles joined the faculty of the Harvard Medical School in 1996 and is currently a clinical instructor in medicine at Harvard Medical School and a practicing oncologist and associate physician at the Dana-Farber Cancer Institute and Brigham & Women’s Hospitals in Boston. Dr. Vasconcelles is a member of numerous professional societies, including the American Society of Clinical Oncology and the American Society of Hematology. His board commitments have included the Personalized Medicine Coalition and the eastern New England board of the American Cancer Society. Dr. Vasconcelles completed his postgraduate training in internal medicine at the Beth Israel Hospital and in hematology-oncology at the Brigham and Women’s Hospital and received his B.A. and M.D. from Northwestern University. Our board of directors believes that Dr. Vasconcelles’ extensive experience in the life sciences industry and clinical development programs, as well as his medical and scientific background, provide him with the qualifications and skills to serve as a director.
Dr. Agnete Fredriksen has served as a director since April 2021. Dr. Fredriksen has served as a co-founder and chief scientific officer of Vaccibody AS from 2007 to 2017 and as president and chief scientific officer since 2017. Vaccibody is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel immunotherapies for cancer and infectious diseases. Prior to founding Vaccibody Dr. Fredriksen previously held researcher roles at Affitech AS, a private technology transfer company, and Medinnova AS, a technology transfer company. Dr. Fredriksen is the author of numerous scientific papers in the field of immunology, immunotherapy and vaccines, and has been awarded several patents in the field of immunotherapy. She holds an MSc and a Ph.D. from the Institute of Immunology, Oslo University Hospital, Rikshospitalet in Oslo, Norway. Our board of directors believes that Dr. Fredriksen’s experience in immunotherapy and vaccine development, as well as her medical and scientific background, provide her with the qualifications and skills to serve as a director.
Dr. Dominik Höchli has served as a director since April 2021. He has more than 20 years of experience as a marketing and medical affairs executive. In April 2021 he was appointed as CEO of Catapult Therapeutics, a private equity funded biotech start up in the Netherlands. From from 2011 to 2020, Dr. Höchli worked at AbbVie, where he held various roles including General Manager of the Swiss affiliate, Vice President, Head of Global Medical Affairs and member of the R&D and the Commercial leadership team. While at AbbVie, Dr. Höchli led the global product launches for HUMIRA, Maviret, Venetoclax and Skyrizi. Dr. Höchli received his medical degree (M.D.) from the University of Bern in Switzerland. Our board of directors believes that Dr. Höchli’s over 20 years of experience as a marketing and medical affairs executive, as well as his broad business experience provide him with the qualifications and skills to serve as a director.
Family Relationships
There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors
We currently have eight directors, four of whom are citizens or residents of the United States.
Our articles of association provide that our board of directors shall consist of a minimum of three members and maximum of eleven members. All directors (including the chairperson of the board of directors) are appointed to and removed from the board of directors exclusively by shareholders’ resolution for a maximum term of office of one year, extending until completion of the next annual shareholders' meeting. Directors may be re-elected at any time. In the event the office of the chairperson is vacant, the board of directors shall appoint a new chairperson from its members for the remaining term of office. The board of directors may elect a vice-chairperson from its members each year immediately following the annual shareholders' meeting for a term ending at the closing of the following annual shareholders' meeting. The board of directors shall further appoint the secretary, who need not be a member of the board of directors. The secretary shall be entitled to participate in the deliberations and discussions of the board of directors, but shall not vote, unless he or she is a member of the board of directors.
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
William M. Burns	Chairman of the Board	2017	2022
Dr. Patrick Amstutz	Chief Executive Officer, Director and Co-Founder	2017	2022
Steven H. Holtzman	Director	2014	2022
Sandip Kapadia	Director	2020	2022
Dr. Vito Palombella	Director	2020	2022
Dr. Michael Vasconcelles	Director	2020	2022
Dr. Agnete Fredriksen	Director	2021	2022
Dr. Dominik Höchli	Director	2021	2022
(1)At the end of the general meeting of shareholders during the year in which their term office expires, in each case as indicated.
Director Independence
As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules.
Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that William M. Burns, Agnete Fredriksen, Dominik Höchli, Steven H. Holtzman, Sandip Kapadia, Vito J. Palombella and Michael Vasconcelles are “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1933, as amended, or the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence, including the number of common shares beneficially owned by the director and his or her affiliated entities (if any).
Role of the Board in Risk Oversight
Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit and finance committee the responsibility to assist our board of directors in this task. The audit and finance committee also monitors the issues relating to the preparation and supervision of accounting and financial information. The audit and finance committee, among other things, monitors the effectiveness of the internal control and risk management systems as well as, where applicable, of internal audit, with regard to the procedures relating to the preparation and processing of accounting and financial information, without undermining the independence of the board of directors. While our board of directors oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Corporate Governance Practices
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under Swiss law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.
Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Board Committees
We are subject to the Swiss ordinance against excessive compensation in listed stock corporations, known as the “Say on Pay” rule, which requires companies listed on the SIX Swiss Exchange to establish a compensation committee. Our board of directors has established an audit and finance committee, a nomination and compensation committee and a research and development committee, which operate pursuant to our articles of association, the charter of the audit and finance committee, the charter of the nomination and compensation committee and the charter of the research and development committee. The composition and functioning of all of our committees will comply with all applicable requirements of Swiss law, the Exchange Act, the Nasdaq Global Market and SEC rules and regulations.
Audit and Finance Committee
Our audit and finance committee assists our board of directors in its oversight of our corporate accounting and financial reporting by making an independent assessment of the quality of the external auditors, our financial statements and our internal controls. Sandip Kapadia, Dominik Höchli and Steven Holtzman currently serve on our audit and finance committee. Mr. Kapadia is chairperson of our audit and finance committee. Our board of directors has determined that each of Mr. Kapadia, Dr. Höchli and Mr. Holtzman is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Mr. Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially sophisticated under the applicable exchange listing rules. We intend to comply with the applicable independence requirements with respect to our audit committee within the applicable time frame under the applicable transition rules of the SEC. We are required to have one audit committee member who meets the independence requirements for the first 90 days following the closing of the offering. By the end of the first year following the closing of the offering, a majority of our audit committee members must meet the independence requirements. The principal duties and responsibilities of our audit committee include (1) analyzing economic and financial information and (2) ensuring the accuracy and honesty of our company’s financial statements, as well as the quality of the information provided.

Our board of directors has specifically assigned the following duties to the audit and finance committee:
•assessing the quality and effectiveness of the external audit;
•assessing the quality of the internal control system, including risk management and the efficiency and state of compliance and monitoring with applicable norms within the Company;
•reviewing the stand-alone Swiss statutory and consolidated financial statements as well as all reporting prepared by the external auditor;
•deciding whether the year-end stand-alone Swiss statutory and consolidated financial statements be recommended to the board of directors for presentation to the general shareholders’ meeting;
•assessing the performance and the fees charged by the external auditors and ascertain their independence;
•reviewing the scope of the prospective external audit, the estimated fees thereof and any other matters pertaining to such audit;
•taking notice of all comments from the external auditors on accounting procedures and systems of control;
•reviewing with the external auditors and/or the CFO/CEO any questions, comments or suggestions they may have regarding the internal control, risk management, accounting practices and procedures of the Company and its subsidiaries;
•discussing with the management any legal matters that may have a material impact on the Company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the Company's contingent liabilities and risks;
•supporting the board of directors with regard to the financial planning as well as the principles of accounting and financial control;
•evaluating management’s principles and proposals for, and formulate recommendations to the board of directors in regards to financial planning (capital structure, management of resources, inter-company financing), dividend policy and capital market relations;
•reviewing proposed concepts of financial objectives such as costs of capital, enhancement of shareholders’ value, Company and divisional objectives, project objectives (capital expenditures and M&A); and
•reviewing finance policy and operations in treasury, controlling, insurance, taxes and investment and acquisitions.
Nomination and Compensation Committee
Our nomination and compensation committee assists our board of directors in establishing and reviewing the compensation strategy and guidelines as well as in preparing the compensation plans and proposals to the general meeting of shareholders regarding the compensation of the board of directors and executive officers. William M. Burns, Steven H. Holtzman and Dr. Michael Vasconcelles currently serve on the nomination and compensation committee. Mr. Burns is the chairperson of our nomination and compensation committee.  We are subject to the Swiss ordinance against excessive compensation in listed stock corporations, known as the “Say on Pay” rule. As a result of the Say on Pay rule, the members of the nomination and compensation committee must be elected by our shareholders and the aggregate compensation of our board of directors and executive officers must also be approved by our shareholders.
The principal duties and responsibilities of our nomination and compensation committee include:
•reviewing and making recommendations regarding the compensation strategy and guidelines of the Company;
•reviewing and making recommendations regarding the compensation of the members of the board of directors and the executive management;

•reviewing and making recommendations regarding compensation plans (cash and/or equity-based plans), and where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•administering the compensation plans;
•reviewing and making recommendations regarding any employment agreements (including any benefits) for members of the executive management;
•reviewing and making recommendations regarding the proposals of the board of directors for the aggregate amount of the compensation of the board of directors and of the executive management to be submitted to the annual general shareholders' meeting for approval;
•ensuring that any reporting obligation with respect to compensation matters, specifically any necessary disclosures in the annual report and/or compensation report, are met;
•reviewing considerations relating to the composition of the board of directors, including the size and the criteria for membership on the board of directors;
•evaluating candidates to the board of directors and making recommendations to the board of directors in this respect; and
•evaluating candidates to the Management Board and making recommendations to the board of directors in this respect.
Research and Development Committee
The research and development committee (i) provides strategic advice and brings recommendations to the Management Board and the board of directors regarding current and planned research and development programs, (ii) provides strategic advice to the board of directors regarding emerging science and technology issues and trends, and (iii) conducts a review of the effectiveness and competitiveness of our research and development function. Dr. Vasconcelles, Dr. Fredriksen and Dr. Palombella currently serve on the research and development committee. Dr. Vasconcelles is the chairperson of the research and development committee.
Code of Conduct
We have adopted a Code of Conduct which is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.molecularpartners.com. The audit and finance committee of our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct will be disclosed on our website.

EXECUTIVE COMPENSATION
Compensation of Directors and Executive Officers
The aggregate compensation paid by us to our executive officers and directors, including share-based compensation, for the year ended December 31, 2020, was CHF 4,311,000.
Director Compensation
As required by the "Say on Pay" rules, our articles of association set out the principles for the elements of the compensation of the members of our board of directors. The compensation of the members of our board of directors may consist of fixed and variable compensation. The total compensation takes into account the position and level of responsibility of the respective member of the board of directors, including board and committee chairmanship and membership and a travel fee. Members of our board of directors are paid for their service over one year starting with their election at the ordinary shareholders’ meeting and ending with the subsequent ordinary shareholders’ meeting. Our shareholders at the 2020 annual general meeting held on April 29, 2020 set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2021 general meeting at CHF 953,700. Our shareholders at the 2021 annual general meeting held on April 21, 2021, set the maximum aggregate amount of compensation for the board of directors for their term of office until the 2022 general meeting at CHF 1,091,400.
For the year ended December 31, 2020, the compensation of the members of our board of directors consisted of fixed compensation only. Compensation of the members of our board of directors for the year ended December 31, 2020 consisted of a fixed cash fee and restricted share units, or RSUs. The following table sets out information regarding the compensation earned by our directors for service on our board of directors during the year ended December 31, 2020. Dr. Amstutz, our Chief Executive Officer and a member of our board of directors, does not receive any additional compensation for his service as a director.

Name	Fees Earned	RSUs	Total(1)
	in CHF thousands
William M. Burns	125	170	295
Dr. Göran Ando(2)	15	0	15
Steven H. Holtzman	44	85	129
Dr. William A. Lee(3)	16	0	16
Dr. Petri Vainio(4)	13	0	13
Dr. Gwendolyn Anne Fyfe(5)	40	85	125
Sandip Kapadia(6)	30	85	115
Vito J. Palombella(7)	27	85	112
Michael Vasconcelles(8)	30	85	115
Dr. Agnete Fredriksen(9)	0	0	0
Dr. Dominik Höchli(10)	0	0	0
Dr. Patrick Amstutz(11)	0	0	0
(1)The total compensation awarded to the members of the board of directors shown in this table does not include the payments of approximately CHF 7,000 we made in 2020 to cover the mandatory employer social security contribution on the base fees. In addition, upon vesting of the RSUs 2020 in 2023, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the RSUs 2020 expected to vest in 2023 will amount to approximately CHF 9,000.
(2)Dr. Göran Ando did not stand for re-election at the 2020 annual general meeting held on April 29, 2020.
(3)Dr. William A. Lee did not stand for re-election at the 2020 annual general meeting held on April 29, 2020.
(4)Dr. Petri Vainio did not stand for re-election at the 2020 annual general meeting held on April 29, 2020.
(5)Dr. Gwendolyn Anne Fyfe did not stand for re-election at the 2021 annual general meeting held on April 21, 2021.
(6)Sandip Kapadia was elected as new member of the board of directors at the 2020 annual general meeting held on April 29, 2020.
(7)Vito J. Palombella was elected as new member of the board of directors at the 2020 annual general meeting held on April 29, 2020.
(8)Michael Vasconcelles was elected as new member of the board of directors at the 2020 annual general meeting held on April 29, 2020.
(9)Dr. Agnete Fredriksen was elected as new member of the board of directors at the 2021 annual general meeting held on April 21, 2021.

(10) Dr. Dominik Höchli was elected as new member of the board of directors at the 2021 annual general meeting held on April 21, 2021.
(11)For our Chief Executive Officer’s compensation other than in connection with his service on our board of directors, please refer to “— Executive Compensation.”
As of December 31, 2020, all members of our board of directors were non-executives, except for Dr. Amstutz. None of the members of our board of directors has any significant business connections with the Company or was a member of the Management Board of the Company, except for Dr. Amstutz, who has been a member of the Management Board since the Company's inception in 2004.
Except as described in the section of this prospectus entitled “Related Party Transactions—Agreements with Our Directors and Executive Officers”, there are no arrangements or understandings between us and any of our directors providing for benefits upon termination of their service as our directors.
Executive Compensation
The compensation of the Management Board, also referred to herein as our executive officers, may consist of fixed and variable compensation. Fixed compensation comprises the base salary and the corresponding pension contributions. Variable compensation comprises short-term and long-term variable compensation elements:
•the short-term variable compensation, paid as a cash bonus, is determined exclusively by the achievement of pre-defined annual corporate goals; and
•the long-term variable compensation, granted as Performance Share Units, or PSUs, is determined based on (i) the achievement of annual corporate goals, (ii) the achievement of long-term value-driving milestones outside of such corporate goals and (iii) the development of the share price of the Company.
The following table sets out information regarding compensation earned by members of the Management Board during the year ended December 31, 2020.

Name and principal position	Salary	Bonus(1)	Equity Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(2)(3)	Total(4)
	in CHF thousands
Dr. Patrick Amstutz	380	218	380	0	59	1,037
Chief Executive Officer, Director and Co-Founder
Total Management	1,350	665	1,156	0	205	3,376
(1)Represents amounts earned in 2020.
(2)Represents pension contributions.
(3)All other compensation awarded to the members of the Management Board shown in this table does not include the payments of CHF 101,219 we made in 2020 to cover the mandatory employer social security contribution on the base salary and on the bonus. In addition, upon vesting of the PSUs 2020 in 2023, we will be obliged to make employer contributions to social security pursuant to applicable mandatory law. As an estimate based on currently applicable contribution rates, the employer contributions on the PSUs 2020 expected to vest in 2023 will amount to approximately CHF 67,000 (assuming 100% target achievement and full vesting of the PSUs).
(4)The total compensation awarded to members of the Management Board shown in this table does not include the items mentioned in the foregoing note (3).
Executive Compensation Arrangements
For a discussion of our employment arrangements with our executive officers, see the section of this prospectus entitled “Related Party Transactions—Agreements with Our Directors and Executive Officers—Employment Arrangements.” Except for the arrangements described in the section of this prospectus entitled “Related Party Transactions—Agreements with Our Directors and Executive Officers—Employment Arrangements,” there are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

Limitations on Liability and Indemnification Matters
Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the company (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the company rather than towards the shareholders. In addition, indemnification of controlling persons is not permitted under Swiss corporate law, including shareholders of the company.
Nevertheless, the articles of association of a Swiss corporation may set forth that the company shall indemnify and hold harmless to the extent permitted by the law, the directors and executive managers out of assets of the company against threatened, pending or completed actions. However, our articles of association do not provide for such an indemnification provision.
Within the same limitations, articles of association of a Swiss corporation may also provide that the directors shall be entitled to the reimbursement of all expenses incurred in the interests of the corporation. Our articles of association contain such a provision.
In addition, a corporation may enter into and pay for directors' and officers' liability insurance which typically covers negligent acts as well.
We intend to extend liability insurance for our directors and officers, including insurance coverage for liability under the Securities Act. We believe that this insurance is necessary to attract qualified directors and executive officers.
Equity Incentives
We believe that our ability to grant incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to directors, executive officers, and employees and promotes the success of our business. Historically, we have granted several different equity incentive instruments to our directors, employees and other service providers, including:
•Restricted Share Units, or RSUs, granted to our directors;
•Performance Share Units, or PSUs, granted to our executive officers and employees; and
•share options granted to employees, directors and selected advisors.
Our articles of association authorize the board of directors to issue one or more participations plans and/or policies. An amendment or renewal of the relevant provision in our articles of association must be approved by an absolute majority of the votes represented at the general meeting of shareholders. Once our board of directors' authority is approved by our shareholders, the maximum aggregate amounts of the variable compensation elements actually granted to the directors and executive officers must be approved by an absolute majority of the votes represented at the general meeting of shareholders and shall continue for the duration of the current financial year. Compensation may be paid out prior to approval by the general meeting of shareholders subject to subsequent approval. If the general meeting of shareholders does not approve a proposal of the board of directors, the board of directors must newly determine the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submit such amounts for approval to the same general meeting of shareholders, to an extraordinary general meeting of shareholders or to the next ordinary general meeting of shareholders.
Share Options
Prior to our initial public offering on SIX Swiss Exchange on November 5, 2014, which we refer to as our Swiss IPO, our board of directors established three share option plans: (i) the Employee Share Option Plan 2007, or ESOP 2007, (ii) the Employee Share Option Plan 2009, or ESOP 2009, and (iii) the Employee Share Option Plan 2014, or ESOP 2014, with similar features as the ESOP 2009, but no longer providing for accelerated vesting of options in the event of our Swiss IPO. Each option entitles its holder to purchase one of our shares at the pre-defined exercise price. The number of options granted to each participant was determined by the board of directors based on a participant’s position and level of responsibility. As a rule, the options vested quarterly over a four-year period. At the end of the option term, the unexercised options expire without value.
As of March 31, 2021, no options were outstanding under the ESOP 2007, and an aggregate of 371,646 options were outstanding under the ESOP 2009 and ESOP 2014, together. As of March 31, 2021, all of the outstanding options were fully vested.
Following our Swiss IPO, no further grants were made under any of the ESOP 2007, ESOP 2009 or ESOP 2014, and we do not intend to make any further grants under any of these plans in the future. For additional information, see Note 18 to our financial statements as of and for the year ended December 31, 2020 included elsewhere in this prospectus.
Restricted Share Units (RSUs)
Under the LTI Plans, described in “—Long-Term Incentive Plans” below, members of our board of directors are eligible to be granted RSUs. RSUs are contingent rights to receive a certain number of our shares at the end of a three-year blocking period. RSUs vest over a one-year period from their date of grant, following the lapse of which they are no longer subject to forfeiture if a member of our board resigns. The number of shares to be received is not variable, i.e., the number of shares does not depend on the achievement of certain pre-defined performance metrics. In certain circumstances, including a change of control, a full or partial early vesting of the RSUs may occur.
As of March 31, 2021, 87,906 RSUs were outstanding.
Performance Share Units (PSUs)
Under the LTI Plans, described in “—Long-Term Incentive Plans” below, executive officers and employees are eligible to be granted PSUs. PSUs are contingent rights to receive a variable number of our shares either in aggregate at the end of a three-year cliff-vesting period or in annual installments over a three-year vesting period. The number of PSUs granted to a plan participant is calculated by dividing the CHF amount approved for the respective individual by the fair value of each PSU at the grant date based on the average share price in the two months preceding the grant date. While the PSUs are designed to allow the beneficiaries to participate in the long-term share price development, the number of shares to be earned in relation to a PSU depends on (i) the achievement of annual corporate goals for the respective year, (ii) the achievement of long-term value-driving milestones outside of such corporate goals during such year and (iii) the development of the share price of the Company. In accordance with these parameters, the number of shares to be issued based on the PSUs can be between zero and 120% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur.
As of March 31, 2021, 435,882 PSUs were outstanding.
Long-Term Incentive Plans
Our long-term incentive plans established in March of 2015, March of 2016, March of 2017, March of 2018, March of 2019, March of 2020 and March of 2021, respectively, which we collectively refer to as the LTI Plans, are rolled out annually. This allows our board of directors to review and adjust the terms and targets of the LTI Plans on an annual basis. Employees generally receive the grants on April 1 of each calendar year. With respect to members of the Management Board, the annual grants are usually made on April 1 subject to approval of the ordinary shareholders’ meeting at which the necessary amounts for variable compensation are approved by the shareholders. With respect to members of our board of directors, the annual grants are made following the ordinary shareholders’ meeting, at which the necessary amounts for variable compensation are approved by the shareholders.

Equity Ownership
The following table shows the number of common shares, options, RSUs and PSUs held by the individual members of the board of directors and the Management Board, as of April 30, 2021.

Name	Shares	Options	RSUs	PSUs
William M. Burns	8,091	—	28,110	—
Steven H. Holtzman	8,108	20,000	12,767	—
Sandip Kapadia	—	—	8,471	—
Vito J. Palombella	—	—	8,471	—
Michael Vasconcelles	—	—	8,471	—
Dr. Agnete Fredriksen	—	—	3,690	—
Dr. Dominik Höchli	—	—	3,690	—
Dr. Patrick Amstutz	710,687	70,080	—	49,108
Dr. Michael Tobias Stumpp	767,259	36,070	—	31,637
Andreas Emmenegger	248,700	36,070	—	31,637
Dr. Nicolas Leupin	—	—	—	43,262

RELATED PARTY TRANSACTIONS
Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of more than 3% of our outstanding voting securities and their affiliates, which we refer to as our related parties.
Agreements with Our Directors and Executive Officers
Employment Arrangements
We have entered into customary employment agreements with all of our executive officers. These agreements provide for a base salary and annual incentive bonus opportunity, as well as participation in our equity incentive plans. These agreements generally require advance notice of termination of six months.
Indemnification Agreements
In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. See the section of this prospectus entitled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Agreements with Shareholders
In October 2020, we entered into the Novartis Agreement. See “Business—License and Collaboration Agreements" for information regarding the Novartis Agreement.
Related Party Transactions Policy
Related party transaction policies are generally not required by statutory Swiss law. However, our articles of association provide for the following rules in connection with transactions with members of the board of directors and the executive management:
•We may enter into mandate or other agreements with the members of our board of directors regarding their compensation as directors for a fixed term or for an indefinite term. The duration and termination are subject to term of office and the law.
•We may enter into employment agreements with the members of the executive management for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed one year. A renewal of a fixed term agreement is permissible. Agreements for an indefinite term may have a termination notice period of a maximum of one year.
•We may enter into non-competition agreements with members of the executive management for the period after the termination of the employment agreement. The duration of any such non-competition undertaking by a member of the executive management shall not exceed two years, and the consideration paid for a non-competition undertaking shall not exceed the sum of the total annual compensation of the respective member of the executive management last paid.
•Loans to members of the board of directors and the executive management may be granted, provided they are at standard market rates and the aggregate amount of the loan extended to the member of the board of directors or executive management does not exceed 200% of the total annual compensation of the respective member of the executive management last paid or payable for the first time.

•Subject to the approval by the meeting of shareholders, we may grant to members of our board of directors or the executive management post-retirement benefits beyond the occupational benefit scheme, if such post-retirement benefits do not exceed 100% of the total annual compensation of the respective member last paid. In case of capital settlements, the value is determined by recognized actuarial methods.

PRINCIPAL SHAREHOLDERS
The following table and accompanying footnotes set forth, as of April 30, 2021, information regarding beneficial ownership of our common shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 3% of our common shares;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including common shares that vest within 60 days of April 30, 2021 and options and warrants that are currently exercisable or exercisable within 60 days of April 30, 2021. Shares issuable under PSUs or RSUs that vest within 60 days of April 30, 2021 and shares subject to options currently exercisable or exercisable within 60 days of April 30, 2021 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
Except as indicated in the footnotes below, we believe, based on the information furnished or otherwise known to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act or applicable Swiss law.
Our calculation of the percentage of beneficial ownership prior to the offering is based on 29,146,992 of our common shares registered with the commercial register of the canton of Zurich as of April 30, 2021. We have based our calculation of the percentage of beneficial ownership of our common shares outstanding immediately after the closing of the offering of            ADSs, assuming no exercise of the underwriters’ option to purchase additional ADSs in the offering.

Except as otherwise indicated in the following table, addresses of the directors, executive officers and named beneficial owners are in care of Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Shareholders
Entities affiliated with Biotechnology Value Fund, L.P.(1)(3)	2,182,500	7.49%
Hansjorg Wyss Revocable Trust(1)(4)	2,041,347	7.00%
Entities affiliated with Suvretta Capital Management, LLC(1)(2)(5)	1,750,000	6.00%
Novartis Pharma AG(1)(6)	1,739,130	5.97%
Federated Hermes Kaufmann Fund(1)(7)	1,675,900	5.75%
Entities affiliated with Essex Woodlands Health Ventures VIII, LLC(1)(2)(8)	1,620,247	5.56%
UBS Fund Management (Switzerland) AG(1)(2)(9)	1,074,122	3.69%
Directors and Executive Officers
Dr. Patrick Amstutz(10)	780,767	2.68%
Dr. Michael Tobias Stumpp(11)	803,329	2.76%
Andreas Emmenegger(12)	284,770	0.98%
Dr. Nicolas Leupin	—	—
William M. Burns(13)	8,091	0.03%
Steven H. Holtzman(14)	28,108	0.09%
Sandip Kapadia	—	—
Dr. Vito Palombella	—	—
Dr. Michael Vasconcelles	—	—
Dr. Agnete Fredriksen	—	—
Dr. Dominik Höchli	—	—
All current directors and executive officers as a group (11 individuals)(15)	1,905,065	6.54%
(1)Number of voting rights carried by shares as reported by our shareholders in notifications filed with SIX Swiss Exchange.
(2)The information reported is in part derived from reports filed with the SEC pursuant to the Exchange Act.
(3)Shares of the Company are held by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P. and MSI BVF SPV, LLC. Mark Lampert is the beneficial owner who may exercise voting power over the shares. The Address for Value Fund, L.P., Biotechnology Value Fund II, L.P. and Biotechnology Value Trading Fund OS, L.P. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.
(4)Shares of the Company are held by Hansjorg Wyss Revocable Trust dated December 16, 1994. Hansjoerg Wyss is the beneficial owner, who may exercise voting power over the shares.
(5)Shares of the Company are held by Suvretta Master Fund, Ltd., Averill Master Fund, Ltd., Vitruvius US Equity and Suvretta Long Master Fund, Ltd. Suvretta Capital Management, LLC is the beneficial owner and may exercise voting power over the shares. Aaron Cowen may also be deemed to have shared dispositive power and voting power with respect to the shares by virtue of his role at Survetta Capital Management, LLC. The address for Survetta Capital Management, LLC is 540 Madison Avenue, 7th Floor, New York, New York 10022.
(6)Shares of the Company are held by Novartis Pharma AG. Novartis Pharma AG is a direct wholly-owned subsidiary of Novartis AG, which is the beneficial owner and may exercise voting power over the shares. The address of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
(7)Shares of the Company are held by Federated Hermes Kaufmann Fund. Federated Hermes, Inc. is the beneficial owner and may exercise voting power over the shares. The address of Federated Hermes, Inc. is 1001 Liberty Avenue, Pittsburgh, Pennsylvania, 15222.
(8)Shares of the Company are held by each of Essex Woodlands Health Ventures VIII, LP (the “GP Partnership”), Essex Woodlands Health Ventures Fund VIII-A, LP (“Essex VIII-A”) and Essex Woodlands Health Ventures Fund VIII-B, LP (“Essex VIII-B”). The GP Partnership is the general partner of Essex VIII-A and Essex VIII-B. Essex Woodlands Health Ventures VIII, LLC (“Essex VIII LLC”) is the general partner of the GP Partnership. Essex VIII LLC, as the general partner of the GP Partnership, is the beneficial owner and may exercise voting power over the shares. Martin P. Sutter, Jeff Himawan, Ronald W. Eastman, Guido J. Neels, Petri Vainio, Steve Wiggins and Immanuel Thangaraj may also be deemed to have shared dispositive power and voting power with respect to the shares by virtue of their roles at Essex VIII LLC and the affiliated entities. The address of each entity is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.
(9)Shares of the Company are held by UBS Fund Management (Switzerland) AG. UBS Fund Management (Switzerland) AG is a direct wholly-owned subsidiary of UBS Group AG, which is the beneficial owner and may exercise voting power over the shares.
(10)Consists of 710,687 common shares and 70,080 common shares issuable upon exercise of options that are exercisable within 60 days of April 20, 2021.

(11)Consists of 767,259 common shares and 36,070 common shares issuable upon exercise of options that are exercisable within 60 days of April 20, 2021.
(12)Consists of 248,700 common shares and 36,070 common shares issuable upon exercise of options that are exercisable within 60 days of April 20, 2021.
(13)Consists of 8,091 common shares.
(14)Consists of 8,108 common shares and 20,000 common shares issuable upon exercise of options that are exercisable within 60 days of April 20, 2021.
(15)Consists of 1,742,845 common shares and 162,220 common shares issuable upon exercise of options that are exercisable within 60 days of April 20, 2021.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following description of our share capital summarizes certain provisions of our articles of association as they will be in effect upon the completion of this offering. The following summary does not purport to be complete. For a more complete discussion, please refer to our articles of association, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
The Company
We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were incorporated on November 22, 2004. Our principal executive offices are located at Wagistrasse 14, 8952 Schlieren, Switzerland. We are registered with the commercial register of the Canton of Zurich under number CHE-112.115.136. Our corporate name is Molecular Partners AG.
General
As of each of March 31, 2021 and April 30, 2021, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 2,914,699.20, consisting of 29,146,992 common shares with a nominal value of CHF 0.10 each.
All shares rank pari passu with each other and no preferred shares exist.
As of March 31, 2021, to the best of our knowledge, approximately 10,818,504, or 37.1%, of our issued common shares as recorded in the commercial register of the Canton of Zurich were held of record by residents of the United States.
Upon the closing of this offering, based on the number of common shares issued as of March 31, 2021 as set out above, our issued share capital as will be recorded in the commercial register of the Canton of Zurich is expected to be:
•if the underwriters do not (neither fully nor partially) exercise their option to purchase additional ADSs in the offering, CHF              , consisting of               common shares with a nominal value of CHF 0.10 each; or
•if the underwriters exercise their option to purchase additional ADSs in the offering in full, CHF              , consisting of              common shares with a nominal value of CHF 0.10 each.

History of Changes to the Number of our Issued Shares Recorded in Commercial Register
From January 1, 2018 through April 30, 2021, the number of our issued common shares as recorded in the commercial register of the Canton of Zurich underwent the following changes:

2018
Issued shares recorded on January 1, 2018.........................................................................	20,724,345
Reflecting in commercial register on January 22, 2018 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2017 out of conditional share capital...................................	319,717
Issued shares recorded on December 31, 2018..................................................................	21,044,062
2019
Issued shares recorded on January 1, 2019.........................................................................	21,044,062
Reflecting in commercial register on January 22, 2019 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2018 out of conditional share capital...................................	184,531
Issued shares recorded on December 31, 2019..................................................................	21,228,593
2020
Issued shares recorded on January 1, 2020.........................................................................	21,228,593
Reflecting in commercial register on January 20, 2020 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2019 out of conditional share capital...................................	372,599
Issuance in an accelerated bookbuilding transaction of new shares with a nominal value of CHF 0.10 each on July 8, 2020 out of authorized share capital immediately reflected in the commercial register on July 8, 2020.........................................................	5,528,089
Issuance of new shares with a nominal value of CHF 0.10 each to Novartis Pharma AG on October 28, 2020 out of conditional share capital, immediately reflected in commercial register on October 28, 2020.......................................................	1,739,130
Issued shares recorded on December 31, 2020..................................................................	28,868,411
2021 (through April 30, 2021)
Issued shares recorded on January 1, 2021.........................................................................	28,868,411
Reflecting in commercial register on January 20, 2021 of prior issuance of new shares with a nominal value of CHF 0.10 each issued (but not reflected) in the one-year period ended December 31, 2020 out of conditional share capital...................................	278,581
Issued shares recorded on April 30, 2021	29,146,992
History of Securities Issuances
From January 1, 2018 through April 1, 2021, the events set out above and further described below have changed our issued share capital and, in parallel, the number of our issued common shares, in each case as recorded in the commercial register of the Canton of Zurich.
•As of January 1, 2018, our issued share capital as recorded in the commercial register of the Canton of Zurich was CHF 2,072,434.50, consisting of 20,724,345 common shares with a nominal value of CHF 0.10 each.
•On January 22, 2018, our share capital was increased by CHF 31,971.70 through the issuance of 319,717 new shares with a nominal value of CHF 0.10 each. These shares had been issued out of conditional share capital (but were not recorded in the commercial register until January 22, 2018) in the one-year period ended December 31, 2017, based on the resolution of the general meeting of shareholders held on October 6, 2014 regarding a conditional capital increase of up to CHF 400,000 through the issuance of up to 4,000,000 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each. Our articles of incorporation were amended accordingly to reflect the new share capital.
•On January 22, 2019, our share capital was increased by CHF 18,453.10 through the issuance of 184,531 new shares with a nominal value of CHF 0.10 each. These shares had been issued out of conditional share capital (but were not recorded in the commercial register until January 22, 2019) in the one-year period ended December 31, 2018, based on the resolution of the general meeting of shareholders held on October 6, 2014 regarding a conditional capital increase of up to CHF 400,000 through the issuance of up to 4,000,000 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each. Our articles of incorporation were amended accordingly to reflect the new share capital.
•On January 20, 2020, our share capital was increased by CHF 37,259.90 through the issuance of 372,599 new shares with a nominal value of CHF 0.10 each. These shares had been issued out of conditional share capital (but were not recorded in the commercial register until January 20, 2020) in the one-year period ended December 31, 2019, based on the resolution of the general meeting of shareholders held on October 6, 2014 regarding a conditional capital increase of up to CHF 400,000 through the issuance of up to 4,000,000 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each. Our articles of incorporation were amended accordingly to reflect the new share capital.
•On July 8, 2020, our share capital was increased by CHF 552,808.90 through the issuance of 5,528,089 new shares with a nominal value of CHF 0.10 each. These shares were issued out of authorized share capital based on the resolution of the general meeting of shareholders held on April 29, 2020 regarding an authorized share capital increase of up to CHF 565,986 through the issuance of up to 5,659,860 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each on or before April 29, 2022. The new shares were placed with institutional investors in an accelerated bookbuilding transaction, under withdrawal of statutory pre-emptive rights of existing shareholders. Our articles of incorporation were amended accordingly to reflect the new share capital.
•On October 28, 2020, our share capital was increased by CHF 173,913.00 through the issuance of 1,739,130 new shares with a nominal value of CHF 0.10 each. These shares were issued out of conditional share capital based on the resolution of the general meeting of shareholders held on October 6, 2014 regarding a conditional capital increase of up to CHF 400,000 through the issuance of up to 4,000,000 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each. The new shares were issued to Novartis Pharma AG in connection with an option and equity rights agreement providing for a collaboration to develop, manufacture and commercialize certain product candidates and/or therapies. Our articles of incorporation were amended accordingly to reflect the new share capital.
•On January 20, 2021, our share capital was increased by CHF 27,858.10 through the issuance of 278,581 new shares with a nominal value of CHF 0.10 each. These shares had been issued out of conditional share capital (but were not recorded in the commercial register until January 20, 2021) in the one-year period ended December 31, 2020, based on the resolution of the general meeting of shareholders held on October 6, 2014 regarding a conditional capital increase of up to CHF 400,000 through the issuance of up to 4,000,000 registered shares with a nominal value of CHF 0.10 (to be fully paid in) each. Our articles of incorporation were amended accordingly to reflect the new share capital.
Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss Law
The following is a summary of certain important provisions of our articles of association, organizational rules and certain related provisions of Swiss law. Please note that this is only a summary and as such is not, is not intended to be and does not purport to be exhaustive. For a more complete discussion, please refer to our articles of association and organizational rules.
On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most relevantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress/restructuring measures and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation has not yet been announced; it is not expected to come into force before 2022 (with certain transitional periods as provided for therein). In light of these reforms, certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.
Ordinary Capital Increase, Authorized and Conditional Share Capital
Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. In case of a subscription and increase against contributions in cash, a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders is required. In the case of a subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders' statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented is required.
Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower the board of directors to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the existing issued share capital in the form of:
•conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) options and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of the board of directors or consultants or subsidiaries to subscribe for new shares (conversion or option rights); and/or
•authorized capital (genehmigtes Kapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval. Our current authorized capital was most recently approved on the annual shareholders' meeting held on April 21, 2021 and will thus expire on April 21, 2023. See "—Our Authorized Share Capital."
Pre-emptive Rights
Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of these instruments.
A resolution passed at a general meeting of shareholders by two-thirds of the votes represented and the absolute majority of the nominal value of the shares represented may authorize the board of directors to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances.
If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.
With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or limit the pre-emptive rights of shareholders, and to allocate them to certain shareholders and third parties if the shares are to be used:
•for the acquisition of companies, part of companies or participations, for the acquisition of products, intellectual property or licenses or for investment projects or for the financing or refinancing of such transactions through a placement of shares;

•for the purpose of broadening the shareholder constituency or in connection with a listing of shares on domestic or foreign stock exchanges;
•if the issue price of the new shares is determined by reference to the market price;
•for purposes of granting an over-allotment option (greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser or underwriters;
•following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer recommended by the board of directors;
•for the defense of an actual, threatened or potential takeover bid, in relation to which the board of directors, upon consultation with an independent financial advisor retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders.
The board of directors may permit pre-emptive rights that have been granted but not exercised to expire or it may place these rights respectively the shares as to which pre-emptive rights have been granted but not exercised, at market conditions or use them for other purposes in the interest of the Company. Any shares for which the granted preferential subscription rights have not been exercised will be at the disposal of the board of directors, who may sell them at market conditions or use them for other purposes in the interest of the Company.
Our Authorized Share Capital
Under our articles of association, our board of directors is authorized to increase the share capital at any time on or before April 21, 2023, by a maximum aggregate amount of CHF 728,675 through the issuance of not more than 7,286,750 shares, which would have to be fully paid-in, with a nominal value of CHF 0.10 each.
Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.
The board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.
Our common shares to be sold in this offering will be issued out of our authorized share capital. Accordingly upon the consummation of this offering, our authorized but unissued share capital will decrease by the amount of CHF                (or by a larger amount to the extent that any over-allotment shares will be issued).
Our Conditional Share Capital
Our share capital may be increased by a (following the transactions set out in "—History of Securities Issuances", residual) maximum aggregate amount of CHF 176,067.70 through the issuance of not more than 1,760,677 common shares, which would need to be fully paid-in, with a nominal value of CHF 0.10 each, through the direct or indirect issuance of shares, options or pre-emptive rights thereof granted to employees and members of our board of directors as well as to members of any advisory boards. Shares, options or pre-emptive rights thereof shall be issued in accordance with one or more participation plans and/or policies to be issued by our board of directors and in accordance with our articles of association.
In addition, our share capital may be increased by a (following the transactions set out in "—History of Securities Issuances", residual) maximum aggregate amount of CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a nominal value of CHF 0.10 each through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by us or any of our group companies.

The pre-emptive rights and advance subscription rights of our shareholders are excluded in connection with the issuance of any shares, options or pre-emptive rights under our conditional share capital.
Uncertificated Securities
Our shares are uncertificated securities (Wertrechte, within the meaning of article 973c of the CO) and, when administered by a custodian (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), and credited to one or more securities deposit account (Effektenkonto), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with article 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time without the approval of our shareholders and at our cost convert shares issued as uncertificated securities into another form (including global certificates) or convert shares issued in one form into another form. Following the entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares held by such shareholder. Shareholders are not entitled, however, to request the printing and delivery of certificates or the conversion of the shares in one form into another form. We may print and deliver certificates for shares at any time.
Securities Exercisable for Common Shares
Equity Incentives
See the section of this prospectus entitled “Executive Compensation—Equity Incentives” for a description of securities granted by our board of directors to our directors, executive officers, employees and other service providers.
General Meeting of Shareholders
The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year.
The following powers are vested exclusively in the general meeting of shareholders:
•adoption and amendment of our articles of association;
•election of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the independent voting rights representative and the auditors;
•approval of the annual management report and the consolidated financial statements and approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends;
•approval of the compensation of the board of directors and of the executive management pursuant to article 28 of our articles of association;
•granting discharge to the members of the board of directors and the persons entrusted with the executive management;
•dissolving the Company with or without liquidation; and
•passing of resolutions as to all matters reserved by law or under our articles of association to the authority of the general meeting of shareholders.
An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of the votes represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.
Under Swiss corporate law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the votes represented at the meeting, and the absolute majority of the nominal value of the shares represented is required for:
•the amendment or modification of the purpose of the company;
•the creation of shares with privileged voting rights;
•the restriction on the transferability of shares and the cancellation of such restriction;
•an authorized or conditional increase of the share capital;
•an increase of the share capital through the conversion of capital surplus, through contribution in kind or for purposes of an acquisition of assets, or the granting of special privileges;
•the limitation or withdrawal of pre-emptive rights;
•the relocation of the registered office of the company; and
•the dissolution of the company.
As a rule, the same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended, or the Swiss Merger Act (including a merger, demerger or conversion of a corporation). See “—Compulsory Acquisitions; Appraisal Rights.”
In accordance with Swiss law and generally accepted business practices, our articles of association do not provide for quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.
Notice
General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote.
The owners or representatives of all of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the ordinary general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.
Agenda Requests
Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (1) one tenth of the share capital or (2) an aggregate nominal value of at least CHF 1,000,000, may request that an item be included on the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 45 calendar days in advance of the meeting.
Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the ordinary general meeting. Shareholders of record must be notified of this in writing.
Shareholder Proposals
Under Swiss statutory law, at any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special audit where this is necessary for the proper exercise of shareholders’ rights.
Voting Rights
Each of our shares entitles a holder to one vote. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative.
Dividends and Other Distributions
Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Under our articles of association, dividend payments require a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.
Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years, or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We may not be permitted to pay interim dividends out of profit of the current business year.
Distributable reserves are booked either as “retained earnings” or as reserves from capital contributions. Under the CO, if our general reserves amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.
Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit. Pursuant to the revised CO, the board of directors must give public notice of the capital reduction in the Swiss Official Gazette of Commerce

(Schweizerisches Handelsamtsblatt) only once (instead of three times) and notify the Company's creditors that they may request, within thirty days of the publication (instead of two months of the third publication as under the current law), satisfaction of, or security for, their claims. The revised CO is expected to enter into force in 2023.
Inspection of Books and Records
Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Shareholder Rights—Inspection of Books and Records.”
Special Investigation
If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting at our registered office (currently in Schlieren, Switzerland) to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may request that the court appoint a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.
Shareholders’ Rights to Bring Actions for the Benefit of the Company
According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.
Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, conversion of a corporation and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting.
If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.
Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if 90% of the shareholders of the transferring company who are entitled to vote give their consent. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).
For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation. Shareholders who consider their equity rights not to have been adequately preserved or the compensation received or to be received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders is adequate compensation and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.
In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of the Company, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:
•a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in its articles of association; and
•the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.
Board of Directors
Number of Directors; Election
Our articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of eleven members.
The members of our board of directors and the chairperson are elected annually by the general meeting of shareholders for a term of office until completion of the next annual general meeting of shareholders and are eligible for re-election. Each member of our board of directors must be elected individually.
Powers
The board of directors has the following non-delegable and inalienable powers and duties:
•the ultimate direction of the business of the company and the issuance of the necessary instructions;
•the determination of the organization of the company;
•the administration of accounting, financial control and financial planning;
•the appointment and removal of the persons entrusted with executive management and their representation of the company;
•the ultimate supervision of the persons entrusted with management of the company, specifically in view of their compliance with the law, these articles of association, the regulations and directives;
•the preparation of the business report, the compensation report and the general meetings of shareholders as well as the implementation of the resolutions adopted by the general meetings of shareholders;
•the adoption of resolutions regarding the subsequent payment of capital with respect to non-fully paid up shares and the amendments to the articles of association related thereto;
•the adoption of resolutions concerning an increase of the share capital to the extent that such power is vested in the board of directors (article 651 paragraph 4 CO) and of resolutions concerning the confirmation of capital increases and corresponding amendments to the Articles of Incorporation, as well as the preparation of the required report on the capital increase;

•the non-delegable and inalienable duties and powers of the board of directors pursuant to the Merger Act;
•the notification of the court if liabilities exceed assets; and
•any other matter reserved to the board of directors by the law or the articles of association.
The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational rules issued by the board of directors. The organizational rules may also contain other procedural rules such as quorum requirements.
Indemnification of Executive Management and Directors
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See the section of this prospectus entitled “Comparison of Shareholder Rights—Indemnification of Directors and Executive Management and Limitation of Liability.”
We intend to enter into indemnification agreements with each of the members of our board of directors and executive management. See the section of this prospectus entitled “Related Party Transactions—Indemnification Agreements.”
Conflict of Interest, Management Transactions
Swiss law does not have a specific provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the company’s management are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the company if such shareholder, director or associated person acted in bad faith.
Our Code of Conduct and organizational rules also cover a broad range of matters, including the handling of conflicts of interest.
Principles of the Compensation of the Board of Directors and the Executive Management
Pursuant to Swiss law, our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with our management, which we refer to as our “executive management”. The board of directors is responsible for the annual preparation of a written compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies, or the Ordinance. Our statutory auditor conducts an audit of the compensation report as required by article 17 of the Ordinance in accordance with Swiss law and Swiss auditing standards. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by us, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role or not on customary market terms.
The disclosure concerning compensation, loans and other forms of indebtedness must include:
•the aggregate amount for the board of directors as well as the particular amount for each member of the board of directors, specifying the name and function of each respective person; and
•the aggregate amount for the executive management as well as the particular amount for the member of the executive management with the highest compensation, specifying the name and function of such member.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:
•severance payments provided for either contractually or in the articles of association (compensation due during the notice period before termination of a contractual relationship does not qualify as severance payment);
•advance compensation;
•incentive fees for the acquisition or transfer of corporations or parts thereof by us or by companies being, directly or indirectly, controlled by the us;
•loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and
•equity securities and conversion and option rights awards not provided for in the articles of association.
Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by us is prohibited if the compensation (1) would have been prohibited if it was paid directly by us, (2) is not provided for in our articles of association and (3) has not been approved by the general meeting of shareholders.
Our shareholders annually vote on the proposals of the board of directors with respect to:
•the maximum aggregate amount of compensation of the board of directors until the next annual general meeting; and
•the maximum aggregate amount of compensation of the executive management for the following financial year.
The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.
If the general meeting of shareholders does not approve a compensation proposal made by the board of directors, the board of directors must convene an extraordinary general meeting and submit a new compensation proposal to such meeting.
In addition to fixed compensation, members of the executive management and, under certain circumstances, the board of directors may be paid variable compensation, depending on the achievement of certain performance criteria or for retention purposes.
The performance criteria may include corporate targets and targets in relation to the market, other companies or comparable benchmarks and individual targets, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.
Compensation may be paid or granted in the form of cash, shares, financial instruments, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.
Borrowing Powers
Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.
Repurchases of Shares and Purchases of Own Shares
The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (1) we have freely distributable reserves in the amount of the purchase price; and (2) the aggregate nominal value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.
Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.
In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet our obligations under our equity plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.
Notification and Disclosure of Substantial Share Interests
The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 2015, or the Financial Market Infrastructure Act, are applicable to us. Under the Financial Market Infrastructure Act, persons who directly, indirectly or in concert with other parties acquire or dispose of common shares or are granted the power to exercise voting rights attached to common shares at their own discretion, or delegated voting rights, or acquire or dispose of purchase or sale rights relating to common shares, and thereby reach, exceed or fall below a threshold of 3, 5, 10, 15, 20, 25, 33 1⁄3, 50 or 66 2⁄3 percent of our voting rights (whether exercisable or not) must report such acquisition or disposal to us and the SIX Swiss Exchange in writing within four trading days. Within two trading days of the receipt of such notification, we must publish such information through SIX Swiss Exchange's electronic reporting and publishing platform. For purposes of calculating whether a threshold has been reached or crossed, shares, delegated voting rights and acquisition rights or obligations, or Acquisition Positions, on the one hand and sale rights or obligations, or Disposal Positions, on the other hand may not be netted. Rather the Acquisition Positions and the Disposal Positions need to be accounted for separately and may each trigger disclosure obligations if the respective positions reach one of the thresholds. In addition, actual share ownership and delegated voting rights must be reported separately from other Purchase Positions if they reach one of the thresholds.
Pursuant to article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders acting in concert who hold more than 5% of all voting rights.
Mandatory Bid Rules
Pursuant to the applicable provisions of the Financial Market Infrastructure Act, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person, exceed the threshold of 33 1/3% of the voting rights (whether exercisable or not) of such company, must make a takeover bid to acquire all the other listed shares of such company. A company’s articles of association may either eliminate this provision of the Financial Market Infrastructure Act or may raise the relevant threshold to 49%, opting-out or opting-up, respectively. Our articles of association do not contain any opting-out or opting-up provision.
A waiver of the mandatory rules may be granted by the Swiss Takeover Board or FINMA under certain circumstances. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Financial Market Infrastructure Act and the implementing ordinances thereunder.
There is no obligation to make a takeover bid under the Financial Market Infrastructure Act if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings.

Limitation of Liability and Indemnification
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
Upon the closing of this offering, the transfer agent and registrar for the ADSs will be Citibank, N.A.
Listing
We intend to list the ADSs on the Nasdaq Global Market under the symbol “MOLN.”

LIMITATIONS AFFECTING SHAREHOLDERS OF A SWISS COMPANY
Transfer of Shares and Transfer Restrictions
So long as shares are intermediated securities (Bucheffekten within the meaning of the Swiss Federal Act on Intermediated Securities, or FISA) based on uncertificated securities (Wertrechte) entered into the main register of a custodian and credited to one or more securities deposit account (Effektenkonto), (i) any transfer of shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution, (ii) no shares can be transferred by way of assignment, and (iii) a security interest in any shares cannot be granted by way of assignment.
The Company maintains its share register through areg.ch ag, an external service provider, and enters the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders (including nominees) and usufructuaries therein. A person entered into the share register must notify the share registrar of any change in address. Until such notification occurs, all written communication from the Company to persons entered in the share register is deemed to have been validly made if sent to the relevant address recorded in the share register.
Any person who acquires shares may submit an application to the Company requesting it to enter such person into the share register as a shareholder with voting rights, provided such person expressly declares to the Company that it has acquired and holds such shares in its own name and for its own account. Any such person that does not expressly state in his or her application to the Company that the relevant shares were acquired for his or her own account (any such person, a nominee) may be entered in the share register as a shareholder with voting rights for the relevant shares, provided that nominee has entered into an agreement with the Company regarding its position and is subject to a recognized banking or finance supervision.
The board of directors may, after having heard the concerned shareholder of record or nominee, cancel entries in the share register that were based on inaccurate or misleading information, or if such information becomes inaccurate or misleading, with retroactive effect to the date of the entry.
Any acquirer of shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any general meetings of shareholders of the Company, but will still be entitled to dividends and other rights with financial value with respect to such shares.
Ownership of ADSs or Shares by Non-Swiss Residents
Except for the limitations on voting rights described above applicable to shareholders generally and the sanctions referred to below, there is no limitation under Swiss law or our articles of association on the right of non-Swiss residents or nationals to own ADSs or common shares or to exercise voting rights attached to the common shares underlying the ADSs.
Foreign Investment and Exchange Control Regulations in Switzerland
Other than in connection with government sanctions imposed on certain persons from, in or related to the Republic of Iraq, Iran, Central African Republic, Yemen, Lebanon, Libya, Sudan, the Republic of South Sudan, the Republic of Mali, Burundi, the Democratic Republic of Congo, Myanmar (Burma), Somalia, Syria, Guinea, Guinea-Bissau, Zimbabwe, Belarus, the Democratic People's Republic of Korea (North Korea), Venezuela, Nicaragua, persons and organizations with a connection to Osama bin Laden, the "Al-Qaeda" group or the Taliban and certain persons in connection with the assassination of Rafik Hariri as well as measures to prevent the circumvention of international sanctions in connection with the situation in Ukraine, there are currently no governmental laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares.

Pre-emptive Rights and Advance Subscription Rights
Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a general meeting of shareholders. Shareholders have certain pre-emptive rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe convertible or warrant-bearing bonds or other financial market instruments in proportion to the nominal amount of shares held. A resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes and the absolute majority of the nominal share capital each as represented at such a meeting, may limit or withdraw pre-emptive rights or advance subscription rights in certain circumstances. Under our articles of association, the board of directors is authorized to limit or withdraw pre-emptive rights and advance subscription rights based on the authorized share capital and the conditional share capital. See “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss Law—Our Authorized Share Capital” and “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law—Our Conditional Share Capital.”

COMPARISON OF SHAREHOLDER RIGHTS
We are a corporation (Aktiengesellschaft), organized under the laws of Switzerland in accordance with articles 620 et seqq. CO. The laws applicable to a Swiss Aktiengesellschaft differ from laws applicable to U.S. corporations and their shareholders. The following discussion summarizes material differences between the rights of holders of our common shares and the rights of holders of the common shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Switzerland and Delaware. For a more complete discussion, please refer to the Delaware General Corporation Law, or the DGCL, Swiss law, and our governing corporate statutes.

Switzerland	Delaware

Number of Directors

Under Swiss law, the board of directors must consist of at least one member, unless the articles of association set out a specific number of directors. Our articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of eleven members.	Under the DGCL, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.

Director Qualifications

Any natural person can be elected as a member of the board of directors even without being a shareholder of the corporation. As a minimum standard a director has to be in the position to fulfill his or her fiduciary duties, the duty of care and the duty of loyalty. It lies within the competence of the board of directors to determine a set of qualifications when proposing potential candidates to the general meeting of shareholders for election, or the articles of association may set out guidelines. While our articles of association generally do not set out such guidelines, our organizational regulations and committee charters stipulate certain requirements as to independence and, with respect to the audit and finance committee, financial literacy.

Further, the corporation must be able to be represented by one person who is resident in Switzerland with sole signature authority or two persons who are resident in Switzerland with joint signature authority by two. This person or these persons may be either a member of the board of directors or an executive officer. They must have access to the share register and the register of beneficial owners notified to the company.
Under the DGCL, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

Standard of Conduct for Directors

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:
•the duty of care; and
•the duty of loyalty.

The duty of care requires that a director acts in good faith, with the care that an ordinary prudent director would exercise under similar circumstances.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interest of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over a director’s interest.

Directors must afford the shareholders equal treatment in equal circumstances.

The burden of proof for a violation of these duties is with the corporation or with the shareholder (or creditor) bringing a suit against the director.

The Swiss Federal Supreme Court established the doctrine to restrict its review of a business decision if the decision has been taken upon proper preparation, on an informed basis and without conflicts of interest.

The DGCL does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Indemnification of Directors and Executive Committee and Limitation of Liability
Under Swiss law, a corporation cannot limit the personal liability of a director or another person entrusted with its management. However, the general meeting of shareholders may grant discharge to the directors and the persons entrusted with its management from liability arising from actions taken during the past financial year. Such discharge is effective only, however, for disclosed facts and only against the corporation and those shareholders who approved the discharge or who have since acquired shares in full knowledge of the discharge.

Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties.

Subject to the limitations described above, the articles of association of a Swiss corporation may therefore provide that the corporation shall indemnify and hold harmless to the extent permitted by law the directors and members of the executive committee out of assets of the corporation against threatened, pending or completed actions. Within the same limitations, articles of association of a Swiss corporation may also provide that the directors shall be entitled to the reimbursement of all expenses incurred in the interests of the corporation. Our articles of association contain such a provision.

Further, a corporation may enter into and pay for directors’ and officers’ liability insurance which may cover negligent acts as well.

Under the DGCL, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages arising from a breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for:
•any breach of the director’s duty of loyalty to the corporation or its shareholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•intentional or negligent payment of unlawful dividends or unlawful share purchases or redemptions; or
•any transaction from which the director derives an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:
•by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
•by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;
•by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or
•by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Annual Vote on Board Renewal
The general meeting of shareholders elects annually and individually the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee for a term of office until completion of the next annual general meeting of shareholders. Re-election is possible.
One-year terms are mandatory under Swiss law for listed companies. Classified boards are therefore not permitted.
Cumulative voting is not permitted under Swiss law. Our directors, the chairperson of the board of directors and the members of the compensation committee are elected by the affirmative vote of the absolute majority of the votes represented at the general meeting of shareholders.

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.
Classified boards are permitted.
Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.

Removal of Directors

The general meeting of shareholders may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Under the DGCL, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, unless otherwise provided in the certificate of incorporation, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

In order to fill a vacancy on the board of directors, a new member of the board of directors must be elected by a general meeting of shareholders.

In the event the office of the chairperson of the board of directors is vacant, the board of directors shall appoint a new chairperson from among its members for the remaining term of office. If there are vacancies on the compensation committee, the board of directors may appoint substitute members from among its members for the remaining term of office. The articles of association may set forth other rules to fill vacancies on the compensation committee. Our articles of association do not stipulate such other rules.

Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Annual General Meeting or Special Meetings

The annual general meeting of shareholders must take place annually within six months after the close of the financial year. Amongst other competences, the general meeting of shareholders individually elects the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee. The notice of convening the meeting must include the place and date of the general meeting, the agenda items, the proposals by the board of directors and shareholders (if any), and necessary directions and instructions by the board of the directors.

Extraordinary general meetings of shareholders shall be called as often as necessary by the board of directors or, if necessary, by the statutory auditors as well as in all other cases required by law. Unless the articles of association provide for a lower threshold, one or more shareholders representing at least 10% of the share capital may request in writing that the board of directors call an extraordinary general meeting of shareholders. The request must contain an agenda and the suggested proposals.	Under the DGCL, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be provided by the certificate of incorporation or by the bylaws, or by the board of directors if neither the certificate of incorporation or bylaws so provide.

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting as permitted by the DGCL, the annual meeting of stockholders shall be held for the election of directors on a date and at a time as designated by or in the manner provided in the bylaws.

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Shareholder Proposals

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Generally, no resolution may be passed on proposals relating to agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (which is not the case under our articles of association):

•one or several shareholders representing 10% of the share capital may ask in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and
•one or several shareholders representing 10% of the share capital or CHF 1 million of nominal share capital, whichever is lower, may ask in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate notice. Our articles of association provide that such request must be made at least 45 calendar days prior to a general meeting of shareholders.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the statutory auditors on the methods and results of their audit, (iii) propose that an extraordinary general meeting of shareholders be called or (iv) propose that a special investigation be carried out.

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

Notice of General Meetings

Under Swiss law and our articles of association, notice of the general meeting of shareholders has to be given at least 20 calendar days before the date for which the meeting is scheduled in the form prescribed by the articles of association. The agenda must specify the place, date, hour, agenda items, and the proposals of the board of directors and the shareholders who have requested that a general meeting be called or an item be placed on the agenda (if any).

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy

Swiss law requires that the independent proxy may be present at a general meeting of shareholders. Registered shareholders may give proxy and voting instructions to the independent proxy in writing or electronically. Pursuant to our articles of association, registered shareholders may also give proxy to a representative of their choice.
Under the DGCL, each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholders by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder Action by Written Consent

Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents.

Shareholders of record may, however, vote at the general meeting of shareholders through proxy and related instructions (“—Proxy”).
Under the DGCL a corporation’s certificate of incorporation (1) may permit shareholders to act by written consent if such action is signed by all shareholders, (2) may permit shareholders to act by written consent signed by shareholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent. Unless otherwise provided in the certificate of incorporation, any action that is required by the DGCL to be, or that can be, taken at an annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if written consent to the action is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Pre-emptive Rights

Under Swiss corporate law, shareholders have pre-emptive rights to subscribe for newly issued shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt/finance instruments with option or conversion rights. Under certain circumstances, shareholders may limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights.

However, the shareholders’ pre-emptive rights or advance subscription rights can only be limited or withdrawn for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders’ pre-emptive rights.
Under the DGCL, no shareholder shall have any pre-emptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such shareholder in the corporation’s certificate of incorporation.

Sources of Dividends

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the distribution.

Payments out of share capital of a Swiss corporation (in other words, the aggregate nominal value of the corporation’s registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction. Dividends may be paid only from the profits brought forward from the previous financial years or if the corporation has distributable reserves, each as will be presented on the corporation’s audited stand-alone statutory balance sheet. The dividend may be determined only after the allocations to reserves required by Swiss law or the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.
Under the DGCL, subject to any restrictions contained in the certificate of incorporation, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus or (2) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital of the corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding shares of all classes having a preference on the distribution of assets. “Surplus” is defined in the DGCL as the excess of the net assets of the corporation over capital, as such capital may be adjusted by the board of directors.

Repurchase of Shares

A Swiss corporation (or its subsidiaries) may repurchase its own shares under the following conditions:
•it can only repurchase its own shares out of freely disposable equity capital in the required amount;
•the combined value of all such shares cannot exceed 10% of the share capital. Where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%;
•the voting rights on the corporation’s own shares are suspended; and
•the amount of the purchase price for the shares repurchased is presented on its stand-alone statutory balance sheet as a negative item in its equity.
Under the DGCL, a corporation may generally purchase or redeem shares of its stock; provided, however, that no corporation shall purchase or redeem its own shares of capital stock if the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced in accordance with the DGCL.

Voting Rights and Transfer Restrictions

Each common share carries one vote at any general meeting of shareholders. A shareholder must be registered in the corporation’s share register as a shareholder with voting rights in order to exercise his, her or its voting rights.

The articles of association may restrict the registration of a shareholder in the corporation’s share register in order to ensure that no person or entity is registered as a shareholder with voting rights for more than a certain percentage, and that no person or entity directly or indirectly, formally, constructively or beneficially owns, or otherwise controls or directs voting rights (whether exercisable or not) with respect to a certain percentage of the share capital registered in the Commercial Register. Furthermore, a corporation may under certain circumstances refuse to enter an acquirer of shares in the share register as a shareholder with voting rights if such acquirer fails to declare to the corporation that the relevant shares were acquired for his, her or its own account. See “Limitations Affecting Shareholders of a Swiss Company—Transfer of Shares and Transfer Restrictions”.

Further, the articles of association may provide that no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of a certain percentage of the share capital registered in the Commercial Register.

The articles of association of a Swiss corporation may, subject to certain limitations, provide for shares with preferred voting rights. Our current articles of association do not contain such a provision.
Under the DGCL, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Shareholder Vote on Certain Transactions

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation pursuant to the Swiss Merger Act or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the votes represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such meeting. The articles of association may increase the voting threshold (which is not the case under our articles of association). Swiss law also requires that if the merger agreement provides only for a compensation payment, at least 90% of all members in the transferring legal entity who are entitled to vote shall approve the merger agreement. However, there has been some uncertainty and dispute as to whether the 90% approval requirement relates to the total number of votes represented by all shares of the target company outstanding, or the total number of shareholders of the target company entitled to vote.

Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90% of the shares without a shareholder vote by shareholders of such subsidiary if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares of the parent.

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, mergers in which less than 20% of a corporation’s shares outstanding immediately prior to the effective date of the merger is issued generally do not require shareholder approval. In addition, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that shareholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding shares of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation, and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

Shareholder Vote on Board and Management Compensation

Pursuant to the Compensation Ordinance, the aggregate amount of compensation for the members of the board of directors and the executive committee must be approved by the general meeting of shareholders.
Under the DGCL, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Dissenters’ Appraisal Rights

For business combinations effected in the form of a statutory merger or demerger, the Swiss Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation.

Shareholders who consider their equity rights not to have been adequately preserved or the compensation received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders of the transferring corporation is adequate and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

Under the DGCL, any shareholder of a corporation who holds share of stock on the date of making a demand for appraisal of such shareholder’s shares under the DGCL, who continuously holds such shares through the effective date of a merger or consolidation, who has neither voted in favor of the merger or consolidation nor consented thereto shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the shareholder’s shares of stock; provided, however, that no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•shares of stock of the surviving corporation;
•shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;
•cash in lieu of fractional shares of the stock described in the two preceding bullet points; or
• any combination of the above.

Notwithstanding the foregoing, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation if the holders of such corporation are required by the agreement of merger or consolidation to accept for such stock anything but:

•shares of stock of the surviving corporation or depository receipts in respect thereof;
•shares of stock of another corporation, or depository receipts in respect thereof, that are either listed on a national securities exchange or held of record by more than 2,000 shareholders;
•cash in lieu of fractional shares or fractional depository receipts described in the two preceding bullet points; or
•any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the shareholders of the surviving corporation.

Shareholder Lawsuits

Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, for the benefit of the corporation, against the corporation’s directors, officers or liquidators to recover any damages the corporation has incurred as a result of an intentional or negligent breach of duties by such directors, officers or liquidators. Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect.

Under Swiss law, the winning party is generally entitled to recover or partially recover attorney's fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorney's fees incurred to the extent he or she acted in good faith.
Under the DGCL, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; provided, however, that under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action have been met.

Amendment of Governing Documents

The articles of association of a Swiss corporation may generally be amended by the general meeting of shareholders with a resolution passed by an absolute majority of the votes represented at such meeting, unless otherwise provided in the articles of association or required by law. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that pursuant to Swiss law require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at the general meeting of shareholders. The articles of association may increase the voting thresholds.

Subject to certain requirements, shareholders may submit a proposal to be voted on at a general meeting of shareholders to amend the articles of association

Under the DGCL, a corporation may amend its certificate of incorporation if:

•its board of directors has adopted a resolution setting forth the amendment proposed and declaring its advisability; and
•if a majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock of each class entitled to vote on the amendment as a class, has been voted in favor of the amendment.

Under the DGCL, the shareholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, such power upon the directors. The fact that such power has been so conferred upon the directors shall not divest the shareholders of the power nor limit their power to adopt, amend or repeal bylaws.

Creation and Issuance of New Shares

The creation of new shares requires a resolution of the general meeting of shareholders. An authorized or conditional capital increase requires at least two-thirds of the votes represented at the general meeting of shareholders and an absolute majority of the nominal value of shares represented at such meeting. The board of directors may issue shares out of the authorized share capital, once created by shareholders’ resolution, subject to the limitations set forth in the authorization, within a period of no longer than two years. Shares out of the conditional capital are created and issued through the exercise of options or of conversion rights related to debt/finance instruments issued by the board of directors or such rights issued to employees.
All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Inspection of Books and Records

Under Swiss law, a shareholder may request to inspect a corporation’s minutes of general meetings of shareholders. A corporation’s annual report, compensation report and the auditors’ reports must be made available for inspection by shareholders at the corporation’s registered office at least 20 calendar days prior to each annual general meeting of shareholders. Shareholders registered in the share register of a corporation must be notified of the availability of these documents in writing. Any shareholder may request a copy of these reports in advance of, or after, the relevant annual general meeting of shareholders.

Under Swiss law, a shareholder of record is further entitled to inspect the corporation’s share register with regard to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect the share register.

The books and correspondence of a corporation may be inspected by a shareholder with the express authorization of the general meeting of shareholders, or by resolution of the board of directors, subject to the safeguarding of a corporation’s business secrets. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning the corporation’s affairs. Shareholders may also ask the corporation’s statutory auditors questions regarding their audit of the corporation. The board of directors and the statutory auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of the corporation.

Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Lawsuits
Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, for the benefit of the corporation, against the corporation’s directors, officers or liquidators to recover any damages the corporation has incurred as a result of an intentional or negligent breach of duties by such directors, officers or liquidators. Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect.

Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he, she or it acted in good faith.

Under the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Dissolution; Winding-up

Under Swiss law, a corporation may be dissolved at any time by way of liquidation, based on a shareholders’ resolution. Such resolution requires the approval by two-thirds of the votes represented as well as the absolute majority of the nominal value of the shares represented at the general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution (which is not the case under our articles of association).

Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up nominal value of shares held. The articles of association may provide for another distribution (which is not the case under our articles of association).
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Citibank, N.A., or Citibank, has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank N.A. London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.
We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-255447 when retrieving such copy.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.
Each ADS represents the right to receive and to exercise the beneficial ownership interests in one common share that is on deposit with the depositary and/or the custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-common share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and by the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. Swiss law, which may be different from the laws in the United States, governs shareholder rights and our obligations to the holders of common shares. However, as an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, nor the custodian, nor us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations. For the requirement to disclose major shareholdings with SIX Swiss Exchange see "--Notification and Disclosure of Substantial Share Interests."
The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations under the deposit agreement, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the common shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the common shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary, commonly referred to as the direct registration system, or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the common shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable common shares, with the beneficial ownership rights and interests in such common shares being at all times vested with the beneficial owners of the ADSs representing the common shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Swiss laws and regulations. The depositary or a division, branch or affiliate of the depositary may act as a principal for any such conversion.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States and distributable to the ADS holders entitled thereto. If it is unlawful or impracticable to convert such foreign currency and distribute U.S. dollars to the holders, the depositary may, in its discretion, convert such foreign currency and make such distribution to such holders as may be lawful and practicable, distribute foreign currency to holders as may be lawful and practicable or hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
Distributions of Shares
Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to- common share ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to- common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.
No such distribution of new ADSs will be made if it would violate any law (e.g, the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to subscribe for additional common shares, we will give prior notice to the depositary and will indicate whether we wish the rights distribution to be made available to you. In such case, we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.
The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new common shares other than in the form of ADSs.
The depositary will not distribute the rights to you if:
•we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
•we fail to deliver satisfactory documents to the depositary; or
•it is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Switzerland would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, common shares or rights to subscribe for additional common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
•we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or
•we do not deliver satisfactory documents to the depositary; or
•the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received in a currency other than U.S. dollars into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Common Shares
The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the common shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Common Shares
Upon completion of this offering, the common shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.
After the closing of this offer, the depositary may create ADSs on your behalf if you or your broker deposits common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Swiss legal considerations applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:
•The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
•All pre-emptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.
•You are duly authorized to deposit the common shares.
•The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).
•The common shares presented for deposit have not been stripped of any rights or entitlements.
•The deposit of the common shares does not violate any applicable provisions of the laws of Switzerland.
If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
•provide any transfer stamps required by the State of New York or the United States; and
•pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
We may restrict transfers of ADSs where such transfer may result in the total number of shares represented by the ADSs owned by a single holder or beneficial owner to exceed limits imposed by applicable law or the Articles. We may instruct the depositary to take actions with respect to the ownership interests of any holder or beneficial owner in excess of such limits including the imposing of restrictions on transfers of ADSs, the removal or limitation of voting rights, or mandatory sale or disposition of ADSs held by such holder of beneficial owner in excess of such limitations.
Withdrawal of Common Shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares held in respect of the ADSs may be limited by U.S. and Swiss legal considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time subject to:
•temporary delays that may arise because (i) the transfer books for the ADSs or common shares are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends;
•obligations to pay fees, taxes and similar charges;
•restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; or
•other circumstances specifically contemplated by Instruction I.A.(l) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in the sections of this prospectus titled “Description of Share Capital and Articles of Association” and “Limitations Affecting Shareholders of a Swiss Company.”
At our timely request, the depositary will distribute to you any notice of general meetings of shareholders or other solicitations of consents received from us and arrange to deliver our voting materials to you, or provide notice with instructions on how to retrieve such materials. Those materials will describe the matters to be voted on and explain how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. For instructions to be valid, they must reach the depositary by a date set by the depositary.
The depositary will try, as far as practical, and subject to the laws of Switzerland and to the Articles, to vote or cause to be voted the common shares underlying the ADSs in accordance with instructions timely received from ADS holders. If the depositary does not timely receive voting instructions with respect to certain ADSs, it will not vote the common shares represented by such ADSs, except as otherwise contemplated in the deposit agreement. If the depositary timely receives voting instructions from a holder that fail to specify the manner in which the common shares are to be voted, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the depositary to take all steps necessary to enable the independent proxy holder, as elected by the shareholders of the Company, to vote the common shares underlying such ADS holder's ADSs in accordance with the written proposals or recommendations of the Company's board of directors. At our request, the depositary will represent all common shares underlying the ADSs for the purpose of establishing a quorum at a meeting of our shareholders.
Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Common shares for which no voting instructions have been timely received will not be voted except as provided above with respect to representing common shares to establish a quorum, and as otherwise contemplated in the deposit agreement. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions, for the manner in which any vote is cast or for the effect of any vote, provided that the depositary acted in good faith, without negligence and in accordance with the deposit agreement. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your common shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited shares, if we request the depositary to act, we will give the depositary notice of the applicable meeting or vote and details concerning the matters to be voted upon in a timely manner in advance of the meeting or vote, the depositary having no obligation to take any action with respect to any vote or meeting if it receives such request later than 30 days before the vote or meeting.

Fees and Charges
As an ADS holder, you will be required to pay the following service fees to the depositary under the terms of the deposit agreement:

Service	Fees

•Issuance of ADSs (e.g., an issuance of ADS upon a deposit of common shares, upon a change in the ADS(s)-to- common share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)
Up to U.S. $0.05 per ADS issued

•Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to- common share(s) ratio, or for any other reason)	Up to U.S. $0.05 per ADS canceled

•Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $0.05 per ADS held

•Distribution of ADSs pursuant to stock dividends, other free stock distributions or exercise of rights to purchase additional ADSs.	Up to U.S. $0.05 per ADS held

•Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. $0.05 per ADS held

•ADS Services	Up to U.S. $0.05 per ADS held on the applicable record date(s) established by the depositary

•Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	Up to U.S. $0.05 per ADS transferred

•Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa).
Up to U.S. $0.05 per ADS converted
As an ADS holder you will also be responsible to pay certain fees, expenses, taxes and governmental charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing common shares or withdrawing deposited property or of the holders and beneficial owners of ADSs;
•in connection with the conversion of foreign currency, the fees, expenses, spreads, taxes and other charges of the depositary and/or conversion service providers (which may be a division, branch or affiliate of the depositary). Such fees, expenses, spreads, taxes, and other charges shall be deducted from the foreign currency;
•any reasonable and customary out-of-pocket expenses incurred in such conversion and/or on behalf of the holders and beneficial owners in complying with currency exchange control or other governmental requirements; and

•the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time.
ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees or other charges, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees or other charges from any distribution to be made to the ADS holder.
Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the common shares represented by ADSs and to direct the deposit of such common shares into an unsponsored ADS program established by the depositary. The ability to receive unsponsored ADSs upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored ADSs and the payment of applicable depositary fees.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.
•The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.
•We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles or in any provisions of or governing the securities on deposit.
•We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.
•We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
•No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
•Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.
•Nothing in the deposit agreement precludes Citibank, N.A. (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank, N.A. to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.
Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:
•convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;
•distribute the foreign currency to holders for whom the distribution is lawful and practical; and
•hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial
The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of common shares (including common shares represented by ADSs) are governed by the laws of Switzerland.
Except as otherwise provided in the deposit agreement, we and the depositary have agreed that any legal action arising out of the deposit agreement between us and the depositary may be instituted in a state or federal court in the City of New York, and we and the depositary have irrevocably submitted to the non-exclusive jurisdiction of such courts for such purpose.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING AGAINST US AND/OR THE DEPOSITARY. ARISING OUT OF OR RELATING TO THE DEPOSIT AGREEMENT, THE ADRs OR THE TRANSACTIONS CONTEMPLATED THEREIN.

Such waiver of your right to trial by jury may apply to any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE
Prior to this offering, while our common shares have been traded on the SIX Swiss Exchange since November 2014, there has been no public market on a U.S. national securities exchange for the ADSs or our common shares in the United States. Future sales of ADSs in the public market after this offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs or our common shares prevailing from time to time. As described below, a significant number of currently outstanding common shares will not be available for sale shortly after this offering due to contractual restrictions on transfers of common shares. Accordingly, sales of substantial amounts of the ADSs or the common shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs or our common shares and could impair our future ability to raise equity capital.
Based on the number of common shares outstanding on                 , 2021, upon completion of this offering,                common shares (including common shares in the form of ADSs) will be outstanding, assuming no outstanding PSUs, RSUs or share options are exercised and assuming no exercise of the underwriters’ option to purchase additional ADSs. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining common shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.
Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act and Swiss law, and assuming no exercise of the underwriters’ option to purchase additional ADSs, these restricted securities will be available for sale in the U.S. public market as follows:
•approximately          shares, including common shares represented by ADSs, will be eligible for immediate sale on the date of this prospectus; and
•          shares, including common shares represented by ADSs, will be eligible for sale upon the expiration of the lock-up agreements 90 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale, and other resale limitations set forth in Rule 144, as described below.
Lock-up Agreements
We and our directors and executive officers have agreed that, without the prior written consent of J.P. Morgan Securities LLC, SVB Leerink LLC and Cowen and Company, LLC on behalf of the underwriters and our prior written consent in case of the lock-up agreements executed by our directors and officers, we and they will not, subject to certain exceptions, during the period ending 90 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of, or otherwise dispose of or transfer any common shares or any securities convertible into or exercisable or exchangeable for common shares, request or demand that we file a registration statement related to our common shares or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common shares. See "Underwriting"
Upon the expiration of the applicable lock-up periods, substantially all of the common shares and ADSs subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.
Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of our common shares outstanding, which will equal approximately             common shares immediately after this offering; and (2) the average weekly trading volume of our common shares in the form of ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any of our employees, directors or officers who acquired shares from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 is entitled to sell such shares in reliance on Rule 144 but without compliance with certain of the requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our affiliates may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our affiliates may resell those shares without compliance with Rule 144’s minimum holding period requirements.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ADSs pursuant to the offering and hold such ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, the income tax treaty between the United States and Switzerland, or the Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker‑dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax‑exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ADSs as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass‑through entities, and investors in such pass‑through entities). This discussion does not address any U.S. state or local or non‑U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A U.S. Holder of ADSs will generally be treated for U.S. federal income tax purposes as holding the common shares represented by the ADSs, and, accordingly, no gain or loss will be recognized upon an exchange of ADSs for common shares.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income,” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets. Based upon the value of our assets and the nature and composition of our income and assets, we expect that we will not be classified as a PFIC for the taxable year ended December 31, 2020, although no assurances can be made in this regard. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the taxable year ended December 31, 2021 or in any future taxable year.
Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and will not successfully challenge our position.
If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, the U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution made during a taxable year that is greater than 125% of the average annual distributions made in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, for ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ADSs. If this election is made, the U.S. Holder will be deemed to sell the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized from such deemed sale will be taxed under the PFIC excess distribution regime, and any loss will not be recognized. The U.S. Holder’s tax basis in its ADSs will be increased by the amount of gain recognized, and the U.S. Holder’s holding period for its ADSs will start on the day after the last day of the last taxable year in which we qualified as a PFIC. After the deemed sale election, the U.S. Holder’s ADSs will not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs and one of our non‑U.S. corporate subsidiaries is also a PFIC (i.e., a lower‑tier PFIC), such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower‑tier PFIC and will be taxed under the PFIC excess distribution regime on distributions by the lower‑tier PFIC and on gain from the disposition of shares of the lower‑tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non‑U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ADSs if such U.S. Holder makes a valid “mark‑to‑market” election for our ADSs. A mark‑to‑market election is available to a U.S. Holder only for “marketable stock.” Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Global Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark‑to‑market election is in effect, a U.S. Holder generally will take into account, as ordinary income for each taxable year of the U.S. Holder, any excess of the fair market value of ADSs held at the end of such taxable year over the U.S. Holder's adjusted tax basis in such ADSs. The U.S. Holder will also take into account, as an ordinary loss for each taxable year, any excess of its adjusted tax basis in such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark‑to‑market election. The U.S. Holder’s tax basis in ADSs will be adjusted to reflect any income or loss recognized as a result of the mark‑to‑market election. Any gain from a sale, exchange or other disposition of ADSs in any taxable year in which we are a PFIC will be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark‑to‑market gains previously included in income) and thereafter as capital loss.
A mark‑to‑market election will not apply to ADSs for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non‑U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower‑tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark‑to‑market election for the ADSs.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Accordingly, prospective investors should assume that a QEF election will not be available.
Each U.S. person (as defined in the Code) that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs of a PFIC.
Distributions
As described in the section entitled “— Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we make a distribution contrary to this expectation, subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax‑free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the excess will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to them to be treated as dividends. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Distributions on ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Swiss taxes withheld on any distributions on ADSs at a rate not exceeding the rate provided by the Treaty may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Dividends paid by a “qualified foreign corporation” are eligible for taxation to non‑corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Prospective investors should be aware, however, that dividends paid by a company that is a PFIC in the taxable year in which the distribution is paid or in the preceding taxable year are not eligible to be taxed at such reduced rate. Distributions on ADSs that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
A non‑United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Switzerland for purposes of, and are eligible for the benefits of the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our ADSs will generally be considered to be readily tradable on an established securities marked in the United States if they are listed on Nasdaq Global Select Market, as we intend our ADSs to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs.
Sale, Exchange or Other Disposition of ADSs
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs. Such capital gain or loss generally will be long‑term capital gain taxable at a reduced rate for non‑corporate U.S. Holders or long‑term capital loss if, on the date of sale, exchange or other disposition, the ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non‑corporate U.S. Holder that is not long‑term capital gain will be taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ADSs. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in ADSs.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to their investment in ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of ADSs may be subject to U.S. backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS Form W‑9), or (2) another person exempt from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN AN ADS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

SWISS TAX IMPLICATIONS FOR U.S. HOLDERS
The following summary does not purport to address all tax consequences of the offering, the acquisition, the ownership and sale or other disposition of ADSs and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.
Current and prospective investors are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss tax laws and regulatory practices that could be relevant for them in connection with the offering, the acquiring, owning and selling or otherwise disposing of ADSs and receiving dividends and similar cash or in-kind distributions on shares underlying the ADSs (including dividends or liquidation proceeds and stock dividends) or distributions on shares underlying the ADSs based upon a capital reduction (Nennwertrückzahlung) or paid out of reserves from capital contributions (Reserve aus Kapitaleinlagen) and the consequences thereof under the tax laws and regulatory practices of Switzerland.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
Non-Resident Shareholders
Holders of ADSs representing our shares who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as the Non-Resident Shareholders), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ADSs representing our shares (including dividends on liquidation proceeds and stock dividends) (hereinafter referred to as the Dividends), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on shares underlying the ADSs, or capital gains realized on the sale or other disposition of ADSs (see, however, paragraph 1.3 "Swiss Federal Withholding Tax" for a summary of Swiss federal withholding tax on Dividends).
Resident Private Shareholders
Swiss resident individuals who hold their ADSs as private assets (all such shareholders are hereinafter referred to as the Resident Private Shareholders) are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) of the shares underlying the ADSs, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ADSs are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. See paragraph 1.1(C) "Domestic Commercial Shareholders" for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as "professional securities dealers".
Domestic Commercial Shareholders
Corporate and individual shareholders who are resident in Switzerland for tax purposes and corporate and individual shareholder who are not resident in Switzerland, and who, in each case, hold their ADSs as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) received on shares underlying the ADSs and capital gains or losses realized on the sale or other disposition of ADSs in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as "professional securities dealers" for reasons of, inter alia, frequent dealing, or leveraged investments in ADSs and other securities (the shareholders referred to in this paragraph 1.1.(C), hereinafter for the purposes of this section, as the Domestic Commercial Shareholders). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the shares underlying the ADSs held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.
Swiss Cantonal and Communal Private Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.
Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ADSs as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ADSs), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated in Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.
Swiss Federal Withholding Tax
Dividends that the Company pays on the shares underlying the ADSs are subject to Swiss Federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.
The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividends in its income statement as earnings, as applicable.
A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland is eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) hold, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the ADSs are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the dividend was payable.
Swiss Federal Stamp Taxes
Any dealings in the ADSs, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ADSs.

International Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings) and adequate data protection.
Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland exchanges data in respect of financial assets, including the Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

UNDERWRITING
We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, SVB Leerink LLC and Cowen and Company, LLC are acting as joint book‑running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities LLC
SVB Leerink LLC
Cowen and Company, LLC
RBC Capital Markets, LLC
Kempen & Co. U.S.A., Inc.
Total
The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per ADS. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters have an option to buy up to            additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.
The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Without option to purchase additional ADSs exercise	With full option to purchase additional ADSs exercise

Per ADS	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $               . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any common shares or ADSs or securities convertible into or exercisable or exchangeable for any common shares or ADSs, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, SVB Leerink LLC and Cowen and Company, LLC for a period of 90 days after the date of this prospectus, other than the ADSs to be sold in this offering subject to certain exceptions, including:
•the issuance of common shares or securities convertible into or exercisable for common shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of PSUs or RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus;
•grants of stock options, stock awards, restricted stock, PSUs, RSUs, or other equity awards and the issuance of common shares or securities convertible into or exercisable or exchangeable for common shares (whether upon the exercise of stock options or otherwise) to the Company’s employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing date of this offering and described in this prospectus;
•the facilitation of the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer or disposition of common shares or ADSs, provided that (i) such plan does not provide for the transfer or disposition of common shares or ADSs during the restricted period and (ii) no filing by any party under the Exchange Act (or equivalent thereof in non-U.S. jurisdictions), notification of a management transaction pursuant to the regulations of the SIX or other public announcement shall be required or made voluntarily in connection with such trading plan;
•the sale or issuance of or entry into an agreement to sell or issue lock-up securities in connection with one or more mergers; acquisitions of securities, businesses, property or other assets, products or technologies; joint ventures; commercial relationships or other strategic corporate transactions or alliances; provided that the aggregate amounts of common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs (on an as-converted, as-exercised or as-exchanged basis) that the Company may sell or issue or agree to sell or issue pursuant to this paragraph shall not exceed 10% of the total number of common shares or ADSs of the Company issued and outstanding immediately following the completion of the offering determined on a fully-diluted basis, and provided further that each recipient of common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs pursuant to this clause shall execute a lock-up agreement substantially in the form of the lock-up agreement executed by our directors and officers with respect to the remaining portion of the restricted period.
Our directors and executive officers, or the lock-up parties, have entered into lock‑up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, for a period of 90 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, SVB Leerink LLC and Cowen and Company, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, grant instruction rights

(Weisungsrechte) pursuant to article 25 of the Swiss Federal Intermediated Securities Act or otherwise transfer or dispose of, directly or indirectly, any shares of our common shares, ADSs or any securities convertible into or exercisable or exchangeable for our common shares or ADSs (including, without limitation, common shares, ADSs or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common shares and ADSs, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise in each case, subject to certain exceptions, including:
•transfers or dispositions of the lock-up securities as a bona fide gift or gifts, or for bona fide estate planning purposes;
•transfers or dispositions of the lock-up securities by will, other testamentary document or intestacy;
•transfers or dispositions of the lock-up securities to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin);
•transfers or dispositions of the lock-up securities to a corporation, partnership, limited liability company, trust or other entity of which the lock-up party and/or one or more members of the immediate family of the lock-up party are, directly or indirectly, the legal and beneficial owner of all of the outstanding equity securities or similar interests;
•transfers or dispositions of the lock-up securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the first through fourth bullets above;
•transfers or dispositions of the lock-up securities if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a distribution or other transfer to general or limited partners, members or shareholders of, or other holders of equity in the lock-up party;
•transfers or dispositions of the lock-up securities by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement;
•transfers or dispositions of the lock-up securities to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee;
•transfers or dispositions of the lock-up securities as part of a sale of the lock-up party’s lock-up securities acquired in open market transactions after the closing date for this offering;

•transfers or dispositions of the lock-up securities to the Company in connection with the vesting, settlement, or exercise of restricted share units, options, warrants or other rights to purchase shares of common shares or ADSs (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price, nominal value, social security and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, options, warrants or rights, provided that any such shares of common shares or ADSs received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted share units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a share incentive plan or other equity award plan or other arrangement, each such agreement, plan or other arrangement which is described in the registration statement, the pricing information set forth on Annex A of the underwriting agreement and this prospectus;
•transfers or dispositions of the lock-up securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors of the Company and made to all holders of the Company’s capital stock involving a change of control (as defined below) of the Company (for purposes hereof, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s lock-up securities shall remain subject to the provisions of the lock-up agreement;
•the exercise of outstanding options, settlement of restricted share units or other equity awards or the exercise of warrants granted pursuant to plans or other equity compensation arrangements or exercise warrants, in each case described in the registration statement, the pricing information set forth on Annex A of the underwriting agreement and this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement and the respective transaction does not trigger a notification of a management transaction pursuant to the regulations of the SIX;
•the deposit of common shares with the depositary, in exchange for the issuance of ADSs, or the cancellation of ADSs in exchange for the issuance of common shares; provided that such ADSs or common shares issued pursuant to this clause held by the lock-up party shall remain subject to the terms of the lock-up agreement;
•the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into common shares or ADSs or warrants to acquire common shares or ADSs; provided that any common shares or ADSs or warrants received upon such conversion shall be subject to the terms of the lock-up agreement and the respective transaction does not trigger a notification of a management transaction pursuant to the regulations of the SIX; and
•the establishment of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer or disposition of shares of lock-up securities; provided that (1) such plans do not provide for the transfer or disposition of lock-up securities during the restricted period and (2) no filing by any party under the Exchange Act (or equivalent thereof in non-U.S. jurisdictions), notification of a management transaction pursuant to the regulations of the SIX or other public announcement shall be required or made voluntarily in connection with such trading plan.
Provided, however, that in the case of any transfer, disposition or distribution:
•pursuant to the first through seventh bullets above, such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the representatives of the underwriters a lock-up letter in the form of the lock-up agreement;

•made pursuant to the first, second, third, fourth, fifth, sixth or ninth bullets above, no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act (or equivalent thereof in non-U.S. jurisdictions), notification of a management transaction pursuant to the regulations of the SIX or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 under the Exchange Act (or equivalent thereof in non-U.S. jurisdictions) made after the expiration of the restricted period referred to above); and
•pursuant to the seventh, eighth and tenth bullets above, it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act (or equivalent thereof in non-U.S. jurisdictions), or other public filing, report or announcement reporting a reduction in beneficial ownership of common shares or ADSs in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.
J.P. Morgan Securities LLC, SVB Leerink LLC and Cowen and Company, LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
We have applied to have our ADSs approved for listing on Nasdaq Global Market under the symbol “MOLN”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over‑the‑counter market or otherwise. Prior to this offering, there was no public market for our ADSs. In determining the offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the price of our common shares in connection with our existing listing on SIX Swiss Exchange;
•the information set forth in this prospectus and otherwise available to the representatives;

•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded ordinary shares and ADSs of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Issuer that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:
•to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or
•in any other circumstances falling within Section 86 of the FSMA;
provided that no such offer of the ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Notice to Prospective Investors in Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Switzerland
The ADSs are not being publicly offered in Switzerland and will not be listed on any trading venue (i.e., exchange or multilateral trading facility) in Switzerland.
The common shares underlying the ADSs will be listed on the SIX Swiss Exchange. In connection with this listing, this document constitutes a foreign prospectus within the meaning of article 54 paras. 2 and 3 of the Swiss Financial Services Act of June 15, 2018 (“FinSA”) and article 70 paras. 2-4 of the Swiss Financial Services Ordinance of November 6, 2019 (“FinSO”).
Notice to Prospective Investors in Hong Kong
The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than:
•to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;
•to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
•otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law;
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Japan
The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in the United Arab Emirates
The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ADSs under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors, or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the ADSs that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS
The validity of the common shares and ADSs and certain other matters of Swiss law, including matters of Swiss income tax law, will be passed upon for us by Homburger AG, Zurich, Switzerland. Certain matters of U.S. federal law will be passed upon for us by Cooley LLP, New York, New York. The underwriters are being represented by Advestra AG, Zurich, Switzerland, with respect to Swiss law and Davis Polk & Wardwell LLP, New York, New York, with respect to U.S. federal law.

EXPERTS
The consolidated financial statements of Molecular Partners AG and its subsidiary as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 have been included herein in reliance upon the report of KPMG AG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES
We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Schlieren, Switzerland, and the majority of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or upon such persons or to enforce judgments obtained against us or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.
There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.
However, if a person has obtained a final and conclusive judgment rendered by a U.S. court that is enforceable in the United States and files a claim with the competent Swiss court, such final judgment by a U.S. court may be recognized in Switzerland in an action before a court of competent jurisdiction in accordance with the proceedings set forth by the Swiss Federal Act on International Private Law (Bundesgesetz über das internationale Privatrecht) and the Swiss Federal Act on Civil Procedure (Schweizerische Zivilprozessordnung) and, in certain circumstances, the Swiss Federal Act on Debt Collection and Bankruptcy (Bundesgesetz über Schuldbetreibung und Konkurs). In such an action, a Swiss court generally would not reinvestigate the merits of the original matter decided by a U.S. court. The recognition and enforcement of a U.S. judgment by a Swiss court would be conditional upon a number of conditions including those set out in articles 25 et seqq. of the Swiss Federal Act on International Private Law, which include, among others:
•the U.S. court having had jurisdiction over the original proceedings from a Swiss perspective;
•the judgment of such U.S. court being final and non-appealable under U.S. federal or state law;
•service of process to the defendant having been completed in accordance with the relevant legal requirements at the defendant’s domicile or permanent residence (including requirements resulting from applicable international treaties), or the defendant having unconditionally participated in the foreign proceedings;
•the original proceeding not having been conducted under a violation of material principles of Swiss civil proceedings law, in particular the right to be heard;
•the matter (Verfahren) between the same parties and on the same subject resulting in the judgment of the U.S. court not having been (i) commenced or decided by a Swiss court, provided that such Swiss matter was pending before a Swiss court prior to the U.S. court entered its proceedings or decided by a Swiss court before the decision of the U.S. court, or (ii) decided by a court in a third country, provided such third country matter was decided prior to the decision of the U.S. court and such third country matter is recognizable in Switzerland; and
•the enforcement of the judgment by the U.S. court not being manifestly incompatible with Swiss public policy (schweizerischer Ordre public).
Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by Swiss procedural law.
Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This

statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Swiss civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swiss law. Rather, Swiss civil procedure provides for the possibility for judicial pre-trial proceedings concerning the precautionary production of evidence (vorsorgliche Beweisführung) only in certain circumstances and under certain conditions. In addition, during the main proceedings, a Swiss court would decide upon the claims for which evidence is required from the parties and the related burden of proof.
Our agent for service of process in the United States is Molecular Partners Inc.

EXPENSES RELATED TO THIS OFFERING
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC and the filing fee payable to FINRA, all amounts are estimates.

Item	Amount to be paid
SEC registration fee		$10,910
FINRA filing fee		15,500
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*
____________________
*    To be provided by amendment.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ADSs offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
Upon completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are not required to prepare and issue quarterly reports as a foreign private issuer. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officers, directors and holders of more than 10% of our common shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at www.molecularpartners.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Index to the Consolidated Financial Statements and the
Condensed Consolidated Interim Financial Statements (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Molecular Partners AG:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Molecular Partners AG and subsidiary (the Group) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition for license and collaboration agreement with Amgen
As discussed in Notes 2 and 5 to the consolidated financial statements, the Group recognized revenue for the year ended December 31, 2020 of CHF 9,344 thousand related to the license and collaboration agreement with Amgen. In December 2018, the Group entered into a license and collaboration agreement with Amgen Inc. and received an upfront payment of $50 million. The Group recognizes revenue for the license and collaboration agreement with Amgen in relation to progress made towards completion of the performance obligation.
We identified the assessment of the progress made towards completion of the performance obligation, including the assessment of the estimated future costs to be incurred, as a critical audit matter. Specifically, the assessment of changes in operational and/or technical collaboration and project requirements that could lead to a change in the amount of estimated project costs, required a high degree of complex auditor judgement.
The following are the primary procedures we performed to address the critical audit matter.
We assessed the Group’s estimated project costs by:
–Performing inquiry of collaboration project leaders to assess the Group’s assertions made in the accounting analysis, collaboration project plan, and the estimated project costs.
–Performing a retrospective assessment of historical forecasts of project costs by comparing prior period forecasts to actual results.
–Assessing management’s process for estimating total project costs to complete by selecting certain vendor contracts and obtaining underlying evidence including but not limited to actual invoices, email correspondence, clinical development progress, and collaboration project committee meeting minutes to evaluate the estimated project costs.
–Obtaining the minutes of the collaboration project committees and comparing with other evidence obtained regarding clinical development progress to assess that any changes are properly reflected in the estimated project costs.
–Evaluating the Group’s assessment of project costs incurred to date relative to the Group’s estimated project costs. For a sample of costs incurred to date, we compared such costs to underlying invoices, certain vendor contracts and other records obtained.
/s/ KPMG AG
We have served as the Group’s auditor since 2009.

Zurich, Switzerland
February 24, 2021

Consolidated Statement of Financial Position

as of December 31,	Note	2020	2019
in CHF thousands
Assets
Property, plant and equipment	6	9,387	4,242
Intangible assets	7	347	772
Total non-current assets		9,734	5,014

Short-term time deposits	11	40,000	19,368
Prepaid expenses and accrued income	9	1,254	2,497
Trade and other receivables	10	2,837	2,344
Cash and cash equivalents	11	133,721	75,712
Total current assets		177,812	99,921

Total assets		187,546	104,935

Shareholders' equity and liabilities
Share capital	12	2,915	2,160
Additional paid-in capital		299,479	182,849
Cumulative losses		(195,174)	(130,870)
Total shareholders' equity		107,220	54,139

Contract liability	15	2,939	10,017
Lease liability	22	6,039	1,278
Employee benefits	18.1	13,678	10,896
Total non-current liabilities		22,656	22,191

Trade and other payables	13	5,825	2,410
Accrued expenses	14	7,718	6,618
Contract liability	15	42,948	18,310
Lease liability	22	1,179	1,267
Total current liabilities		57,670	28,605
Total liabilities		80,326	50,796

Total shareholders' equity and liabilities		187,546	104,935
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Loss

for the year ended December 31,	Note	2020	2019
in CHF thousands

Revenues
Revenues from research and development collaborations		9,344	20,383
Total revenues	5	9,344	20,383

Operating expenses
Research and development expenses	16	(56,075)	(43,498)
Selling, general and administrative expenses	16	(11,595)	(13,545)
Total operating expenses		(67,670)	(57,043)

Operating result		(58,326)	(36,660)

Financial income	19	367	1,599
Financial expenses	19	(4,816)	(1,210)
Net finance result		(4,449)	389

Result before income taxes		(62,775)	(36,271)

Income taxes	20	11	(17)
Net result, attributable to shareholders		(62,764)	(36,288)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	18.1	(1,514)	(4,711)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(26)	(14)

Other comprehensive result, net of tax		(1,540)	(4,725)

Total comprehensive result, attributable to shareholders		(64,304)	(41,013)

Basic and diluted net result per share	21	(2.51)	(1.69)
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

for the year ended December 31,	Note	2020	2019
in CHF thousands

Net result attributable to shareholders		(62,764)	(36,288)
Adjustments for:
Depreciation and amortization	6 / 7	2,887	2,469
Share-based compensation costs	18	2,932	2,438
Change in employee benefits		1,268	473
Income tax	20	(11)	17
Financial income	19	(367)	(1,599)
Financial expenses	19	4,816	1,210
Changes in working capital:
Change in prepaid expenses and accrued income		1,040	453
Change in trade and other receivables		(552)	49,570
Change in trade and other payables		3,395	(270)
Change in contract liability	15	17,560	(20,383)
Change in accrued expenses		1,037	217
Exchange gain/(loss) on working capital positions		6	604
Interest paid		(219)	(91)
Income taxes paid		(2)	—
Other financial expense		(9)	(9)
Net cash used in operating activities		(28,983)	(1,189)

Proceeds from investments in short term time deposits		52,765	56,630
Investments in short term time deposits		(73,397)	(75,998)
Acquisition of property, plant and equipment	6	(1,451)	(1,031)
Acquisition of intangible assets	7	(232)	(833)
Interest received		569	1,396
Net cash from (used in) investing activities		(21,746)	(19,836)

Proceeds from issuance of new shares, net of transaction costs	12	113,613	—
Proceeds from exercise of stock options, net of transaction costs	12	840	1,010
Payment of principal portion of lease liabilities		(1,251)	(1,237)
Net cash from (used in) financing activities		113,202	(227)

Exchange gain/(loss) on cash positions		(4,464)	(1,994)
Net decrease in cash and cash equivalents		58,009	(23,246)

Cash and cash equivalents at January 1		75,712	98,958

Cash and cash equivalents at December 31	11	133,721	75,712
See accompanying notes, which form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Share capital	Additional paid-in capital	Cumulative losses	Total shareholders' equity
in CHF thousands
At January 1, 2019	2,123	179,438	(89,857)	91,704
Net result			(36,288)	(36,288)
Remeasurement of net pension liabilities (1)			(4,711)	(4,711)
Exchange differences on translating foreign operations			(14)	(14)
Total comprehensive income	—	—	(41,013)	(41,013)
Share-based compensation costs (1)	—	2,438	—	2,438
Exercise of stock options, net of transaction costs (2)	37	973	—	1,010
At December 31, 2019	2,160	182,849	(130,870)	54,139

At January 1, 2020	2,160	182,849	(130,870)	54,139
Net result	—	—	(62,764)	(62,764)
Remeasurement of net pension liabilities (1)	—	—	(1,514)	(1,514)
Exchange difference on translation foreign costs	—	—	(26)	(26)
Total comprehensive income	—	—	(64,304)	(64,304)
Share-based compensation costs (1)	—	2,932	—	2,932
Issuance of new shares, net of transaction costs(3)	727	112,886	—	113,613
Exercise of stock options, net of transaction costs (2)	28	812	—	840
At December 31, 2020	2,915	299,479	(195,174)	107,220
(1)See note 18
(2)See note 12
(3)See note 1 and note 12
See accompanying notes, which form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1.    General Information
Molecular Partners AG, or the Company, and its subsidiary, or, collectively, Molecular Partners, Group, is a clinical stage biopharmaceutical company focusing on the discovery, development and commercialization of DARPin®, a novel class of therapeutic proteins. DARPin® combine the specificity and selectivity of monoclonal antibodies, or mAbs, with many properties of small molecules, enabling new therapeutic approaches. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (Aktiengesellschaften).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
These audited consolidated financial statements as of and for the twelve-month period ended December 31, 2020 comprise Molecular Partners AG and Molecular Partners Inc.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014.
Significant events during the reporting period
Allergan, an AbbVie Company following the acquisition by AbbVie, announced in June 2020 that the U.S. Food and Drug Administration issued a Complete Response Letter to the Biologics License Application for abicipar. AbbVie is to determine appropriate next steps with relevant regulatory agencies.
The Group announced on July 7, 2020 a placement of 5,528,089 new registered shares, corresponding to approximately 25% of the Group's registered share capital, by way of an accelerated bookbuilding process, at an offering price of CHF 14.50 per share. The gross proceeds, before deducting commissions and offering expenses, amounted to CHF 80.2 million. The offering included participation by new and existing institutional investors in Switzerland, the United States and the European Union. Please also see note 12.
On August 11, 2020 the Group announced the reservation by the Swiss Federal Office of Public Health: Bundesamt für Gesundheit (FOPH-BAG) of a defined number of initial doses of the Group's anti-COVID-19 candidate, MP0420. Under the terms of the agreement, the Group has received a reservation fee of CHF 7,0 million. This will secure priority access for the FOPH-BAG to purchase reserved doses of MP0420, if clinical trials are successful and MP0420 is approved in Switzerland. Clinical studies were initiated in Q4 2020. See also note 5.
On October 28, 2020 the Group announced an Option and Equity Rights agreement with Novartis. Novartis has been granted an option to in-license global rights of MP0420 and MP0423 – multi-targeted direct-acting antiviral therapeutic candidates demonstrating potential efficacy against COVID-19. Under the terms of the agreement, Molecular Partners has received a non-refundable cash payment of CHF 20 million for development activities relating to tech transfer and manufacturing for the commercial supply of MP0420. As part of the transaction, Novartis also agreed to acquire CHF 40 million worth of common shares, at a price of CHF 23 per share. As a result, Novartis holds approximately 6% of the outstanding shares of the Company as of December 31, 2020. Molecular Partners is eligible to receive a future payment of CHF 150 million, upon Novartis exercising the option for an exclusive license to both therapeutic candidates, two milestone payments of CHF 2.5 million each related to Phase 1 activities for MP0423 plus a 22% royalty on future commercial sales. Molecular Partners has agreed to forgo royalties in lower income countries, and is aligned with Novartis’ plans to ensure affordability based on countries’ needs and capabilities. Please also see note 5 and note 12.

2.    Summary of Significant Accounting Policies
Basis of Preparation
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB. The accounting policies set forth below have been consistently applied to all years presented. Unless stated otherwise, all financial statements are presented in thousands of Swiss Francs, or TCHF.
The consolidated financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 “Critical accounting estimates and judgments”.
The Group is monitoring the situation surrounding the COVID-19 pandemic and its potential impact on patients, the team, the partners and the business. During the twelve month period ended December 31, 2020 as well as of the reporting date there are no, nor were there any, major disruptions to operations. The Group continues to comply with all local and federal instructions as it relates to the safety of our employees, patients, and citizens.
Based on the Group's cash position at December 31, 2020 and supported by the above, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis.
The consolidated financial statements as of and for the period ended December 31, 2020 were approved for issuance by the Company's Board of Directors on February 24, 2021.
Due to rounding, the numbers presented in the financial statements might not precisely equal those included in the accompanying notes.
Basis of consolidation
(i)Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
(ii)Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.
New or Revised IFRS Standards and Interpretations
The following new or revised standards that became effective during 2020 did not have a material effect on these consolidated financial statements:
•Amendments to References to Conceptual Framework in IFRS Standards
•Definition of Material (Amendments to IAS 1 and IAS 8)
•Definition of a Business (Amendments to IFRS 3)
•Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)
•COVID-19-Related Rent Concessions (Amendment to IFRS 16)
Several new or revised standards have been published that are not yet effective and that have not been early adopted. No significant impacts on the Group's consolidated financial statements are expected.

Segment Reporting
The Group operates in one segment, focusing on the discovery, development and prospective commercialization of a new class of biopharmaceutical products. The executive management, acting together as the chief operating decision makers, assess the financial performance and allocate resources on an aggregated level, and monitor the Group's operating expenses. Accounting policies applied are the same for both internal and external reporting purposes. The Group derives its research and collaboration revenues from research and development collaborations with third parties.
Foreign Currency Translation / Transactions
The consolidated financial statements are presented in thousands of CHF. The presentation currency of the Group is the functional currency of the Company. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities are translated at the closing rate at the date of the respective balance sheet;
•income and expenses for each consolidated statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and
•all resulting exchange differences are recognized in other comprehensive income.
Property, Plant and Equipment
Laboratory equipment, Office equipment, IT hardware and Leasehold improvements are stated at historical cost less accumulated depreciation and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful lives are as follows:

Laboratory equipment:	5 years
Office equipment:	3 years
IT hardware:	2 years
Leasehold improvements and right-of-use assets are depreciated using the straight line method over the shorter of their estimated useful life and the lease term.
Subsequent costs are included in each asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down to its recoverable amount, if the asset's carrying amount exceeds its estimated recoverable amount.
Cost and accumulated depreciation related to assets retired or otherwise disposed are derecognized at the time of retirement or disposal and any resulting gain or loss is included in profit or loss in the period of retirement or disposal.

Intangible Assets
Intangible assets currently solely comprise of IT software. They are stated at historical cost less accumulated amortization and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Amortization is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful life of intangible assets is determined to be two years.
Leases
At inception of a contract, the Group assesses whether a contract is, or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (threshold of CHF 5,000) and short-term leases. Short-term leases are leases with a lease term of 12 months or less that do not contain a purchase option. For all other leases the Group recognizes a right-of-use asset and a lease liability at the lease commencement date.
The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Subsequently the right-of-use asset is depreciated using the straight-line method over the shorter of the asset's useful life and the lease term.
The lease liability is initially measured at the present value of the lease payments required over the lease term that are not paid at the commencement date, discounted using the Group’s incremental borrowing rate, as the interest rate implicit in the lease generally cannot be readily determined. Lease payments that are included in the measurement of the lease liability include fixed payments or in-substance fixed payments and variable payments that depend on an index.
Subsequently, the lease liability is measured at amortized cost using the effective interest method. The Group remeasures the lease liability when there is a change in future lease payments arising from a change in index, or if the group changes its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period. The Group does not provide residual value guarantees and does not have any leases not yet commenced to which it is committed. The Group is presenting right-of-use assets in Property, Plant and Equipment, whereas lease liabilities are presented separately within current and non-current liabilities in the consolidated statement of financial position.
Impairment of non-financial Assets
Non-financial assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds their recoverable amount. An impairment loss is recognized for this difference. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.
Financial Assets at Amortized Costs
Classification
Cash and cash equivalents / short-term deposits / trade and other receivables (except for VAT and withholding taxes) (and when applicable accrued interest income) are all considered held-to-collect items and are labeled under financial assets measured at amortized costs, with the following definition / accounting policy:

Financial assets measured at amortized cost are assets that meet both of the following conditions: (1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities longer than 12 months after the balance sheet date. These are classified as non-current assets. Interest income on the short-term deposit is accounted for on the statement of comprehensive loss as financial income.
Measurement
Initially, financial assets, except for trade receivables, are measured at their fair value plus, in the case of financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset; for the Group these are considered to be immaterial. Trade receivables are initially measured at their transaction price.
Subsequent measurement for the financial assets mentioned above which are classified as measured at amortized cost, is based on the effective interest method, reduced by any impairment loss.
For financial assets measured at amortized cost, a loss allowance for expected credit losses on the financial assets is recognized. Measurement of any impairment loss is based on the ‘expected credit loss’ (ECL) model, which is based on a predictive model. The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on that financial asset has increased significantly since initial recognition. If the credit risk on a financial asset has not increased significantly since initial recognition, the Group measures the loss allowance / impairment loss for that financial asset at an amount equal to 12-month expected credit losses.
For trade receivables, the Group applies a simplified approach which requires expected credit losses to be recognized from initial recognition (measuring the loss allowance at an amount equal to lifetime expected credit losses). This takes into consideration past history, combined with predictive information which takes into consideration the specific circumstances of the customer (e.g. credit rating etc.), and other relevant factors such as the economic environment.
Other financial assets at amortized costs
Other receivables generally arise from transactions outside the usual operating activities of the Group.
Financial Liabilities at Amortized Costs
Trade payables and non-employee related accrued expense are measured at amortized costs and classified as financial liabilities.
Cash and Cash Equivalents
Cash includes cash at banks. The Group considers all short-term, highly liquid investments convertible into known amounts of cash with maturities of three months or less from the date of acquisition to be cash equivalents, provided that they are subject to an insignificant risk of changes in value. The cash flow statement is based on cash and cash equivalents.
Share Capital / Additional Paid-in Capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds. The Group has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Income Taxes
Income taxes include current and deferred taxes. Current income taxes are recognized on taxable profits at applicable tax rates.
Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.
Deferred tax assets are recognized if it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the Group reassesses unrecognized deferred tax assets and the carrying amount of recognized deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilized.
The amount of deferred tax liabilities and deferred tax assets reflects the tax consequences on the balance sheet date of the Group's expectation of recovery or settlement of the carrying amounts of its assets and liabilities. Deferred tax assets and liabilities are not discounted and are classified as non-current assets and liabilities in the statement of financial position. They are offset against each other if they relate to the same taxable entity and tax authority.
The Company did not have to pay income taxes in Switzerland in the presented reporting periods for 2020 and 2019. The Company’s accumulated taxable losses may be used as tax loss carry forwards to offset future taxable income over a period of seven years in Switzerland. No deferred tax assets have been established for these losses, because the Company does not have a history of sustainable taxable profits, increasing research costs are expected to be incurred in the foreseeable future and future revenues are highly volatile and uncertain. No deferred tax assets were recognized on deductible temporary differences on pension liabilities for the same reasons.
Molecular Partners Inc, the group's US subsidiary is liable for US federal and Massachusetts and California state tax.
Employee Benefits
Postretirement benefits (pension plans)
The Company provides retirement, death and disability benefits to its Swiss employees in line with local customs and requirements through two separate plans, which are both accounted for as defined benefit plans.
The first plan is the compulsory defined benefit plan which is funded through employer (60%) and employee (40%) contributions to VSAO, a Switzerland based plan. This Company-wide plan has been in place since inception of the Company and all employees of the Company are eligible to its benefits. On retirement, the plan participant will receive his or her accumulated savings, which consist of all contributions paid in by the employer and the employee (net of any withdrawals) and the interest granted on those savings at the discretion of the pension foundation.
At that time, the plan participant has the right to choose between a lump-sum payment and an annuity, or a combination thereof. The annuity is calculated using a fixed conversion rate determined by the pension foundation. The VSAO’s plan assets are pooled and the Company’s share is calculated based on its share of retirement savings. Additional funding requirements may be determined by the pension foundation in case of a severe underfunding. Should the Company withdraw from the plan, the withdrawal may qualify as a partial liquidation under Swiss law.
The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with an annual base salary exceeding CHF 150,000 are eligible to participate. 29 of the 31 eligible employees participated in this plan as of December 31, 2020 (30 out of 32 eligible employees as of December 2019). This plan is set up as a collective foundation with Swiss Life, a Switzerland-based insurance company, for which contributions are 30% funded by the employee and 70% funded by the Company. The purpose of this voluntary plan is to allow higher savings opportunity in a tax effective manner and risk benefits for senior management. In addition, plan participants are entitled to a lump sum payment of five times their annual base salary in case of death. This is a fully insured Swiss pension plan that covers all investment and actuarial risks, including invalidity and death.
The VSAO pension plan accounts for over 90% of both the Company’s defined benefit obligation and plan assets. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligations at the balance sheet date less the fair value of plan assets.
The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Pension liabilities are determined on an actuarial basis using a number of assumptions, such as the discount rate and expected salary increases applied to determine the defined benefit obligation and an estimate of the fair value of plan assets attributable to the Company. In determining the appropriate discount rate, for example, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. In determining the fair value of plan assets, the Company adds to the participants’ savings a share of the pension plan’s technical and fluctuation reserves. Additional information is disclosed in note 18.1.
Current and past service costs as well as the net interest on the defined benefit obligation are recognized in profit or loss in the period in which they are incurred, and are presented as part of personnel expenses. Remeasurements of the defined benefit pension plans are recognized in other comprehensive income.
The Group has set up a 401k plan for its US based employees. Under the plan the US entity matches the employee's contribution and provides a true-up in matched contributions at year end. The 401k plan qualifies as a defined contribution scheme and the associated expenses are presented under operating expenses in the statement of comprehensive loss.
Share-based compensation
The Group operates share-based compensation plans that qualify as equity-settled plans. The fair value of the employee services received in exchange for the grant of equity instruments is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, which is determined at grant date. The fair values are determined by management with the assistance of an independent valuation expert. At each reporting date, estimates of the number of equity instruments that are expected to vest are revised. The impact of the revision of the previous estimates, if any, is recognized as part of share-based compensation (non-cash effective) with a corresponding adjustment to equity. When the vested equity instruments are exercised, any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid-in capital.
Bonus plan
The Group recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation. Bonuses are based on a formula that takes into consideration the achievement of the Company’s goals.
Revenue recognition
As a guiding principle of IFRS 15, revenues from research and development collaboration agreements are recognized when earned based upon the performance requirements of the respective agreements. For revenue arrangements with separately identifiable components (separate performance obligations), the revenue recognition criteria are applied to each component. The transaction price is determined as the consideration expected to be received from the arrangement and is allocated amongst the separate components based on their relative stand-alone selling prices. The corresponding amount of transaction price allocated to each component is recognized as revenue when (or as) the Group satisfies the performance obligation by transferring the good or service to the customer, which generally is over time for upfront payments or at a point in time for milestone payments and development option payments. Payments received in excess of revenue recognized are recorded as contract liability.

Revenues include fees such as upfront payments received in connection with out-licensing of products and/or access the knowledge without transfer of a license as well as in connection with discovery alliances, as well as fees for maintenance of patents, R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Group does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using a cost-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Group's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Group becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined.
Revenues could include fees such as milestone and development option payments received in connection with out-licensing of products and in connection with discovery alliances. Upon meeting the set milestone or upon a development option being exercised, the Group obtains a right to a non-refundable payment and the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations for the Group. Consequently, the related revenues are typically recognized at a point in time, either when the milestone is met or the option is exercised by the customer.
Revenue could also include reservation fees that will be recognized into revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug.
Consideration payable to a customer is recorded as a reduction of the arrangement's transaction price, if it relates to the same arrangement, thereby reducing the amount of revenue recognized, unless the payment is for a distinct good or service received from the customer consistent with IFRS 15.
The details of the accounting policy, based on the type of payments received, are set out below. Under IFRS 15, revenue is recognized as or when a customer obtains control of the services. Determining the timing of the transfer of control - at a point in time or over time - requires judgment.

Type of payments received	Timing of revenue recognition
Revenue recognition of upfront payments	Upfront payments received in connection with out-licensing arrangements are typically non-refundable fees for which the Group does not transfer a good or a service to the customer, rather the upfront payments consists of an advance payment for future services and/or an acquisition of the right to the current or future access to the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using a cost-based method to measure its progress towards complete satisfaction of the performance obligation.

Revenue recognition of milestone payments	Milestone payments received in connection with out-licensing or other arrangements are typically non-refundable fees entitling the Group to a right to payment upon such milestone being met. At that time, the customer has typically acquired the right to use the underlying intellectual property or additional knowledge about drug candidate(s), without any remaining performance obligation of the Group. Considering the uncertainty surrounding the outcome of such development activities, the revenue is consequently recognized at a point in time, when the milestone is reached. At this stage it is highly probable that a reversal of the cumulative revenue will not occur.

Revenue recognition of payments received for development options exercises	Development option payments received in connection with out-licensing arrangements are typically non-refundable fees entitling the Group to a right to payment upon such option being exercised. At that time, the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations of the Group. Considering the fact that the exercise of any option is outside the control of the Group, revenue for options that provide the right to use is recognized at a point in time at the effective exercise of the option. At this stage it is highly probable that a reversal of the cumulative revenue will not occur.

Revenue recognition of reservation fees	Reservation fees received are typically non-refundable fees. The timing of revenue recognition depends on whether development of the final drug is successful. If development is successful, revenue will be recognized when the related reservation right is exercised or lapses (as the exercise of any reservation right is outside the control of the Group). Alternatively, revenue will be recognized at the point in time when the results from the research will not justify further development of the drug. At this stage it is highly probable that a reversal of the cumulative revenue will not occur.
Research and Development Expenses
Research and development expenses as disclosed in note 16 consist primarily of compensation and other expenses related to:
•research and development personnel;
•preclinical studies and clinical trials of the Group's product candidates, including the costs of manufacturing the product candidates;
•research and services performed under collaboration agreements;
•research and development services outsourced to research institutions; and
•attributable facility expenses, including depreciation of equipment and amortization.
Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed that will generate probable future economic benefits, and when the cost of such an asset can be measured reliably. The Group does not currently have any such internal development costs that qualify for capitalization as intangible assets.
In addition to its internal research and development activities, the Group is also party to in-licensing and similar arrangements with its partners. The Group may also acquire in-process research and development assets, either through business combinations or through purchases of specific assets. Intangible assets are initially recorded at cost. Intangible assets are amortized over their useful lives on a straight-line basis beginning from the point when they are available for use. The estimated useful life of intangible assets is regularly reviewed. The Group does not currently have any such externally acquired in-process research and development assets.
The Group charges all research and development expenses, including internal patent filing and patent maintenance costs, to profit or loss when incurred, as the criteria for recognition as an asset are not currently met.
3.    Financial Risk Management
Financial Risk Factors
The Group is subject to risks common to companies in the biotechnology industry, including, but not limited to, uncertainties regarding the effectiveness and safety of new drugs, new and unproven technologies, development process and outcome of clinical trials, rigorous governmental regulation and uncertainty regarding regulatory approvals, long product development cycles, continuing capital requirements to fund research and development, history of operating losses and uncertainty of future profitability, uncertainty regarding commercial success and acceptance, third party reimbursements, uncertainties regarding patents and legally protected products or technologies, uncertainty regarding third party intellectual property rights, dependence on third parties, dependence on publicly available scientific findings and research data, lack of experience with production facilities, dependence on third party manufacturers and service providers, competition, concentration of operations, product liability, dependence on important employees, environment, health, data protection and safety, lack of experience in marketing and sales, litigation, currency fluctuation risks and other financial risks, volatility of market value, as well as limited liquidity and shares eligible for future sale.
The Group is developing several products currently not generating constant revenue streams which results in volatile cash flow from operating activities. Currently, the Group’s revenues stem mainly from irregular and difficult to predict income from product out-licensing, milestone payments and fees from R&D collaboration agreements. This will likely remain the same at least until the first product reaches the market on the Group’s own or through a partner. This results in a lack of regular positive operating cash flow, which may expose the Group to financing risks in the medium-term. See note 4, “Critical accounting estimates and judgments.” Furthermore, management has taken actions to manage financial risks, such as foreign exchange risk and liquidity risk.
Molecular Partners conducts research and development activities primarily in Switzerland, the European Union and the United States. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash-flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Further details are disclosed under note 25.
Capital Management
The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2020 and 2019.
4.    Critical Accounting Estimates and Judgments
The Group’s accounts are prepared on a going concern basis. The preparation of the consolidated financial statements in conformity with IFRS requires that management and the Board of Directors make estimates and assumptions which affect the amounts of the assets and liabilities, contingent liabilities, as well as the income and expenses reported in the consolidated financial statements. These estimates take into consideration historic experience as well as developments in the economic circumstances and are further based on management’s best knowledge of current events and actions that the Group may undertake in the future. These circumstances include also the possible impacts of the COVID-19 pandemic.
These estimates are subject to risks and uncertainties. The actual results can deviate from these estimates. The estimates and assumptions identified by the Group, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in a future period or have a significant effect on reported results, are discussed below:
Revenue
Fluctuation in revenues is common to biopharmaceutical companies focused on research and development as the revenues are often linked to up-front fees, reservation fees, milestones or license payments as well as income for delivery of drug substance, which occur sporadically. Depending on the complexity of the relevant agreements, judgment (for instance in regards to the performance obligations recognized using the cost based method, where revenue is recognized based on costs incurred in relation to the Group’s estimate of total estimated costs to complete satisfaction of the underlying performance obligations) is required to reflect the substance of the arrangement in the recognition of revenues. Under the cost-based method, the Group’s estimate of total costs to be incurred under certain agreements is for example, based on actual project-related contracts and history of similar contracts of other collaborations as well as industry experience. The Group is required to evaluate whether any changes in operational and/or technical collaboration and project requirements could lead to a change in the timing and/or amount of estimated project costs, and how such changes, if any, impact the recognition of revenue. Other revenue related judgments with regard to the determination of performance obligations under reservation agreements relate to assumptions on future production costs and market prices. More information on revenue recognition is provided in the respective accounting policy. Additional information related to the Group’s significant revenue agreements is disclosed in note 5.
5.    Revenues and entity-wide Disclosures
The Group assesses and estimates the progress of its projects with alliance partners at each reporting date. When the cost-based / input method is applied, the Group recognizes revenue based on the ratio of the associated costs incurred to date and the total forecasted costs to satisfy the performance obligation.
During the second half of 2020 the Group increased its estimate of the total future costs required to satisfy the performance obligation under the Amgen collaboration. This change in estimate affects the allocation of revenue over time and has no impact on the total amount recognized or to be recognized into revenue under the agreement with Amgen. This increase in the total estimated future costs resulted in a lower amount of revenue recognized for the twelve month period ended December 31, 2020, as compared to the comparable prior year period. The increase in total future costs is primarily related to continued development of various dosing schedules under Phase 1a of the collaboration. The remaining unrecognized transaction price at December 31, 2020 of TCHF 18,983 for Amgen will be recognized in line with the recognition of estimated expenses to satisfy the performance obligation.
In October 2020, the Group entered into a contract with Novartis, granting Novartis the exclusive option to in-license global rights in relation to drug candidates MP0420 and MP0423. Under the terms of the agreement, the Group has received an upfront, non-refundable fee of CHF 20 million for the tech transfer and manufacturing of MP0420. The Group has equally committed to utilize up to the maximum amount of this upfront fee for the manufacturing of the commercial supply for MP0420. Any such amount which is paid for manufacturing performed by the Novartis Group is considered to be a consideration payable to a customer. Given the significant inter-dependencies between the upfront fee and the manufacturing activities, the manufacturing costs paid to the Novartis Group are to be offset against the upfront non-refundable fee from the contract (see below, as well as note 15).
During the reporting period, costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420 in the amount of TCHF 96 have been offset against the upfront non refundable fee (see note 15).
During the twelve month periods ended December 31, 2020 and 2019, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group’s alliance partner.

Revenues by country
in CHF thousands, for the years ended December 31	2020	2019
Revenues USA	9,344	20,383
Total revenues	9,344	20,383

Analysis of revenue by major alliance partner
in CHF thousands, for the years ended December 31	2020	2019
Amgen Inc., USA	9,344	20,383
Total	9,344	20,383
Option and Equity Rights Agreement with Novartis
On October 28, 2020 the Group announced entering into an Option and Equity Rights agreement with Novartis. Novartis has been granted an option to in-license global rights of MP0420 and MP0423 – multi-targeted direct-acting antiviral therapeutic candidates demonstrating potential efficacy against COVID-19. Please see note 12 for the related acquisition of shares by Novartis.
Under the agreement, during the option period, Molecular Partners will conduct Phase 1 clinical trials for MP0420 and, if agreed between the parties, perform all remaining preclinical work for MP0423 and conduct the MP0423 Phase 1 trial for which two milestone payments of CHF 2.5 million each will be due in case of initiation and completion. Novartis will conduct Phase 2/3 clinical trials, with Molecular Partners as legal sponsor of these trials. The contract foresees the sharing of knowledge of the results of Phase 1 and Phase 2 activities with Novartis, though these do not result in a transfer of a license until the exercise of the option for an exclusive license. Upon exercise of such option, Novartis would be responsible for all further development and commercialization activities. During the clinical development stage, Molecular Partners will provide clinical supply.
The Group is eligible to receive a future payment of CHF 150 million, upon Novartis exercising the option for exclusive license to the therapeutic candidates, in addition to a 22% royalty on future commercial sales. Molecular Partners has agreed to forgo royalties in lower income countries, and is aligned with Novartis’ plans to ensure affordability based on countries’ needs and capabilities.
Molecular Partners is required to spend up to the full amount of the non-refundable fee of CHF 20 million for the commercial supply of MP0420, which is to be manufactured by Sandoz, a division of the Novartis Group. The full amount of the upfront fee is therefore allocated to the performance obligation for the tech transfer and manufacturing in relation to the required commercial supply of MP0420.
Given the urgency of finding a therapeutic solution for COVID-19, such production is already on-going, and anticipated to occur in parallel to Phase 1 and Phase 2/3 activities. The commercial supply manufacturing with Sandoz will provide Molecular Partners a supply of the drug candidate MP0420, which will be able to be commercialized only upon receiving regulatory approval. Should Novartis exercise the option for the exclusive license for drug candidates MP0420 and MP0423, such supply will be purchased by Novartis by reference to the costs incurred by the Group.
As Molecular Partners’ performance obligation in relation to the tech transfer and manufacturing is highly inter-dependent with the actual manufacturing of the drug candidate MP0420 by the Novartis Group, the amount paid by Molecular Partners to the Novartis Group for the manufacturing and purchase of materials for the drug product is considered to be consideration payable to a customer. The related manufacturing costs paid to the Novartis Group are therefore offset against the non-refundable upfront fee (see note 15). The Group determined using an over time cost-based method to measure its progress in relation to the related tech transfer and manufacturing activity performed by third parties, most faithfully depicts the progress of the Group to satisfy the performance obligation.

Reservation Agreement with the Swiss Federal office of Public Health
The reservation agreement announced on August 11, 2020, resulted in a current contract liability of CHF 7.0 million, as presented in the consolidated statement of financial position. The agreement consists of two reservation rights: the first being FOPH-BAG's option to have priority access to the first 200,000 doses produced; and the second being FOPH-BAG's option to obtain access to 5% of the additional planned total production, up to 3,000,000 doses, if such production is undertaken by the Group. In case a final product will become available, the initial 200,000 doses, and any additional doses are to be subject to a separate sales contract to be agreed amongst the parties. Certain pricing provisions have been pre-negotiated, but remain subject to final therapeutic dose and while there is preferential pricing for the initial doses, which results in a performance obligation, the pricing for any further doses is expected to be at market prices and therefore not considered to result in a separate performance obligation.
In the period, the Group has met the contractually agreed milestone specified in the contract, meaning that the reservation fee received from the FOPH-BAG is no longer refundable. However, as the fee refers to a reservation right, it will only be recognized as revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug.
License and Collaboration Agreement with Amgen
In December 2018, the Group entered into a License and Collaboration Agreement with Amgen for the clinical development and commercialization of MP0310 / AMG 506. Under the terms of the agreement, the Group granted to Amgen an exclusive worldwide, royalty-bearing, sublicensable license under the Group’s patents and know-how relating to MP0310 / AMG506 to develop and commercialize MP0310 / AMG 506. The parties will jointly evaluate MP0310 / AMG 506 in combination with Amgen`s oncology pipeline products, including its investigational bispecific T-cell engager, or TCE, or BiTE, molecules. Under the collaboration, Molecular Partners retains certain rights to develop and commercialize its proprietary DARPin pipeline products in combination with MP0310 / AMG 506.
Under the agreement the Group received a non-refundable upfront payment of $50 million. The Group has the lead on performing certain clinical development, manufacturing and regulatory activities in the first clinical phase and the Group assigned the full $50 million upfront as the transaction price to this performance obligation, based on the Group's development plan and the contractual agreement. The Group has considered if the contract contains a significant financing component and has concluded this was not the case. The Group is recognizing the related revenue using the cost-based method to measure it progress by reference to actual costs incurred in relation to the Group's best estimate of total expected costs to satisfy the performance obligation. This cost-based method is subject to the assessment of the management of the Group. The Group determined using an over-time cost-based method to measure its progress most faithfully depicts the inputs it will take the Group to satisfy the performance obligation. Please see also note 15 for the amount that has not yet been recognized as revenue.
In addition the Group is eligible to receive up to $497 million in development, regulatory and commercial milestone payments, as well as double-digit, tiered royalties up to the high teens. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason the Group considers the achievement of the various milestones as binary events that will be recognized into revenue upon occurrence. Furthermore, the parties will share the clinical development costs in defined percentages for the first three indications subject to certain conditions. For all additional clinical trials, Amgen is responsible for all development costs.
Abicipar Agreement with Allergan
In May 2011, the Group entered into a license and collaboration agreement with Allergan. Under the agreement, the Group granted Allergan an exclusive, worldwide, royalty-bearing, sublicensable license under our patents and know-how relating to abicipar and other backup compounds to make, use, sell, offer for sale, and import products containing abicipar and its corresponding backups for ophthalmic indications. Allergan is responsible, at its expense, for developing and commercializing abicipar, and must use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize abicipar in certain key countries, including the United States, several major European markets and Japan. Allergan paid the Group an upfront license fee of $45 million in May 2011 and a regulatory milestone fee of $15 million upon the initiation of its Phase 3 clinical trials for nAMD in July 2015. These non-refundable upfront fees have all been recognized into revenue in prior years. The Group is also eligible to receive up to an additional $210 million upon the achievement of certain development and regulatory milestone events and $150 million upon the achievement of certain sales milestone events. In addition, the Group will receive a tiered royalty percentage ranging from the low to mid-teens on worldwide annual net sales of abicipar.
Allergan, an AbbVie Company following the acquisition by AbbVie, announced in June 2020 that the U.S. Food and Drug Administration issued a Complete Response Letter to the Biologics License Application for abicipar. AbbVie is to determine appropriate next steps with relevant regulatory agencies.
Discovery Alliance Agreement with Allergan
In August 2012, the Group strategically expanded its existing relationship with Allergan by entering into an exclusive discovery alliance agreement under which the parties will collaborate to design and develop DARPin products against selected targets that are implicated in causing diseases of the eye. The Group received an upfront payment of $40 million and a further $1.5 million upfront payment in connection with a 2014 amendment to the agreement, and Allergan agreed to pay us an option exercise fee of $10 million upon its exercise of further options. In July 2015, Allergan agreed to make an accelerated payment of $30 million for the exercise of these options. In February 2018 Allergan exercised its last of the three options resulting in a recognized revenue of CHF 9.4 million. All revenue from these non refundable fees has been recognized in prior years. The Group is also eligible to receive additional success-based payments, including up to $960 million in development, regulatory and sales milestones, and tiered royalties ranging from a mid-single digit to low double digit percentage for future product sales by Allergan.
6.    Property, Plant and Equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2020
Cost
At January 1, 2020	7,456	639	929	3,782	317	13,123
Additions	881	21	549	5,984	—	7,435
Disposals	—	—	(359)	(150)	—	(509)
At December 31, 2020	8,337	660	1,119	9,616	317	20,049
Accumulated depreciation
At January 1, 2020	(5,963)	(579)	(856)	(1,247)	(236)	(8,881)
Depreciation charge for the year	(639)	(38)	(260)	(1,256)	(37)	(2,230)
Disposals	—	—	359	90	—	449
At December 31, 2020	(6,602)	(617)	(757)	(2,413)	(273)	(10,662)
Carrying amount at December 31, 2020	1,735	43	362	7,203	44	9,387
The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland. The additions to the the right-of-use assets during 2020 were TCHF 5,984 and related to the remeasurement of the lease liability following the exercise by the Group of an option for the extension of the lease by 5 years (until December 31, 2026) with a new earliest contractual termination date for both the lessor and the Group on the major real estate lease of December 31, 2025. Disposals under the right-of-use assets related to the return of certain assets to the lessor. Please also see note 22.

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2019
Cost
At January 1, 2019	6,553	603	839	—	317	8,312
Adoption of IFRS 16 as of January 1, 2019	—	—	—	3,639	—	3,639
Additions	903	38	90	143	—	1,174
Disposals	—	(2)	—	—	—	(2)
At December 31, 2019	7,456	639	929	3,782	317	13,123
Accumulated depreciation
At January 1, 2019	(5,379)	(508)	(778)	—	(192)	(6,857)
Depreciation charge for the year	(584)	(73)	(78)	(1,247)	(44)	(2,026)
Disposals	—	2	—	—	—	2
At December 31, 2019	(5,963)	(579)	(856)	(1,247)	(236)	(8,881)
Carrying amount at December 31, 2019	1,493	60	73	2,535	81	4,242
7.    Intangible Assets

in CHF thousands	IT software
2020
Cost
At January 1, 2020	1,471
Additions	232
Disposals	(173)
At December 31, 2020	1,530
Accumulated amortization
At January 1, 2020	(699)
Amortization charge for the year	(657)
Disposals	173
At December 31, 2020	(1,183)
Carrying amount at December 31, 2020	347

in CHF thousands	IT software
2019
Cost
At January 1, 2019	638
Additions	833
Disposals	—
At December 31, 2019	1,471
Accumulated amortization
At January 1, 2019	(256)
Amortization charge for the year	(443)
Disposals	—
At December 31, 2019	(699)
Carrying amount at December 31, 2019	772
8.    Financial Instruments

in CHF thousands	Financial assets at amortized costs
2020
Cash and cash equivalents	133,721
Trade and other receivables	159
Accrued income	2
Short-term time deposits	40,000
Balance at December 31	173,882
2019
Cash and cash equivalents	75,712
Trade and other receivables	94
Accrued income	204
Short-term time deposits	19,368
Balance at December 31	95,378
The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period and were of highly rated quality. Please also see note 25.

in CHF thousands	Financial liabilities at amortized cost
2020
Trade payables	2,800
Accrued project costs and royalties	1,972
Lease liabilities	7,218
Other non-employee related accrued expenses	775
Balance at December 31	12,765
2019
Trade payables	2,019
Accrued project costs and royalties	3,343
Lease liabilities	2,545
Other non-employee related accrued expenses	507
Balance at December 31	8,414

The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value.
9.    Prepaid Expenses and Accrued Income

in CHF thousands	2020	2019
Prepayments	1,252	2,293
Accrued income	2	204
Balance at December 31	1,254	2,497
10.    Trade and Other Receivables

in CHF thousands	2020	2019
Trade receivables	159	23
Value added tax	1,376	653
Withholding tax	199	486
Other receivables	1,103	1,182
Balance at December 31	2,837	2,344

Trade receivables are denominated in the following currencies:

in CHF thousands	2020	2019
CHF	159	21
USD	—	2
Balance at December 31	159	23

11.    Cash, Cash Equivalents and Short-term Time Deposits

in CHF thousands	2020	2019
Cash at bank in CHF	96,576	11,450
Cash at bank in EUR	6,365	12,803
Cash at bank in USD	29,776	47,220
Cash at bank in GBP	1,004	4,239
Total cash at bank	133,721	75,712

Short-term time deposits CHF	40,000	—
Short-term time deposits USD	—	19,368
Total short-term time deposits	40,000	19,368
The short-term time deposits in CHF at December 31, 2020 contain three positions with two major Swiss banks. The short-term time deposits in USD at December 31, 2019 contain one position with a major Swiss bank. Please also refer to note 25.
The increase in Cash, Cash equivalents and Short-term time deposits during 2020 was the result of the placement of new shares in July 2020, the reservation agreement with the Swiss Federal Office of Public Health: Bundesamt für Gesundheit (FOPH-BAG) in August 2020 and the Option and Equity Rights agreement with Novartis in October 2020, as also described in notes 1, 5 and 12.

12.    Shareholders’ Equity
The Group announced on July 7, 2020 a placement of 5,528,089 new registered shares, corresponding to approximately 25% of the Group's registered share capital, by way of an accelerated bookbuilding process, at an offering price of CHF 14.50 per share. The new shares were issued from existing authorized share capital of the company under exclusion of the existing shareholders' pre-emptive rights. The new shares were listed and admitted to trading on SIX Swiss Exchange as of July 9, 2020. Payment and settlement took place on the same date.
Presented under the caption of additional paid-in capital on the statement of financial position, the Group accounted for a deduction of 6,043 TCHF for transaction costs. This deduction represents the costs that were incremental and directly attributable to the issuance of the new shares. The Group invested part of the net proceeds from the capital increase into short-term time deposits and the remaining part into cash and cash equivalents.
On October 28, 2020 the Group announced an Option and Equity Rights Agreement with Novartis. As part of the transaction, Novartis agreed to acquire 1,739,130 new common shares for CHF 40 million, out of the conditional capital, at a price of CHF 23 per share. As a result, Novartis holds approximately 6% of the outstanding shares of the Company.
Presented under the caption of additional paid-in capital on the statement of financial position, the Group accounted for a deduction of TCHF 501 for transaction costs. This deduction represents the costs that were incremental and directly attributable to the issuance of the new shares.
The Group invested part of the net proceeds from the capital increases into short-term time deposits and the remaining part into cash and cash equivalents.
Classes of Share Capital
Ordinary share capital
On December 31, 2020, the Company’s issued share capital amounted to CHF 2,914,699.20 divided into 29,146,992 fully paid registered shares with a nominal value of CHF 0.10 each. As of December 31, 2019, the Company’s issued share capital consisted of 21,601,192 fully paid registered shares with a nominal value of CHF 0.10 each. Common shares are entitled to one vote per share and rank equally with regards to the Company's residual assets and dividends (if any should be declared in the future).
The Company’s share capital registered with the Swiss Commercial Register on December 31, 2020, amounted to CHF 2,886,841.10 divided into 28,868,411 fully paid up registered shares with a nominal value of CHF 0.10 per share.
A total of 7,545,800 new registered shares were issued in 2020 as a result of the placement of new shares following the capital raise in July 2020 and the Novartis agreement in October 2020 plus the option exercises and the vesting of Performance Share Units, or PSU, and Restricted Share Units (RSU), from the PSU and RSU plans 2017. The corresponding capital increases were registered with the commercial register in three steps on July 20, 2020, and November 9, 2020 for the transactions in July and October and on January 29, 2021 for the option exercises and the vesting of the PSU and RSU Plans 2017.
Authorized share capital
The Board of Directors is authorized to increase the share capital at any time until April 19, 2022 by a maximum amount of CHF 13,177 by issuing a maximum of 131,771 fully paid up shares with a nominal value of CHF 0.10 each. An increase of the share capital in partial amounts is permissible.
During 2020, the share capital was increased out of authorized share capital for the private placement performed in July 2020. As a result, the available authorized share capital was reduced by CHF 552,809 from CHF 565,986 to CHF 13,177.
The Board of Directors is authorized to determine the issue price, type of payment, time of the issuance, conditions for the exercise of the preemptive rights and the date from which the shares carry the right to dividends. The Board of Directors can issue new shares by means of an underwriting arrangement by a bank or another third party with a subsequent offer of these shares to the existing shareholders or third parties (if the preemptive rights of the existing shareholders have been denied or not been duly exercised). The Board of Directors is authorized to permit, to restrict or to deny the trade of preemptive rights. The Board of Directors may permit preemptive rights that have been granted but not exercised to expire or it may place these rights respectively the shares as to which preemptive rights have been granted but not exercised, at market conditions or use them for other purposes in the interest of the Group.
The Board of Directors is further authorized to restrict or deny the preemptive rights of shareholders and to allocate them to third parties: (a) for the acquisition of companies, parts of companies or participations, for the acquisition of products, intellectual property or licenses, for investment projects or for the financing or refinancing of such transactions through a placement of shares, (b) for the purpose of broadening the shareholder constituency or in connection with a listing of shares on domestic or foreign stock exchanges, (c) if the issue price of the new shares is determined by reference to the market price, (d) for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchasers or underwriters, (e) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered with the commercial register of the Canton of Zurich, without having submitted to the other shareholders a take-over offer recommended by the Board of Directors, or (f) for the defense of an actual, threatened or potential takeover bid, in relation to which the Board of Directors has not recommended to the shareholders acceptance on the basis that the Board of Directors has not found the takeover bid to be financially fair to the shareholders.
Conditional share capital
As of December 31, 2020 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 176,068 through the issuance of up to 1,760,677 fully paid up shares with a nominal value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards. During 2020, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation was reduced by CHF 27,858 from CHF 203,926 to CHF 176,068.
In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a nominal value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2020, the share capital was increased out of this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association). As a result, the available conditional capital for financing transactions and other purposes was reduced by CHF 173,913 from CHF 400,000 to CHF 226,087.
In 2020, the cash proceeds from the exercise of share options and the vesting of PSUs amounted to TCHF 848 and was all serviced from the issuance of new shares (conditional share capital).
In 2019, the cash proceeds from the exercise of share options and the early vesting of PSUs amounted to TCHF 1,020 and all was serviced from the issuance of new shares (conditional share capital).

Significant Shareholders
As of December 31, the largest shareholders in the Company disclosed to the Company based on the published notifications to SIX, as applicable, are:

Shareholders with over 3% of share capital registered with the Commercial Register	2020	2019
Mark N. Lampert (Biotechnology Value Funds)	7.56%	—%
Hansjoerg Wyss	7.07%	9.62%
Suvretta Capital Management, LLC	6.06%	—%
Novartis AG	6.02%	—%
Federated Hermes, Inc.	5.81%	5.14%
Essex Woodlands Health Ventures VIII, LLC	5.61%	7.63%
UBS Fund Management (Switzerland) AG	3.72%	5.16%
Michael Tobias Stumpp	<3.00%	4.80%
Patrick Amstutz	<3.00%	4.06%
Andreas Plückthun	<3.00%	4.15%
Pictet Asset Management (Direction de Fonds)	<3.00%	3.32%
Johnson &Johnson	<3.00%	3.12%
Patrik Forrer	<3.00%	3.03%
GAM Holding AG	<3.00%	3.03%
The percentages above are based on (i) the number of shares held by such shareholders, excluding any options, PSUs and RSUs held by such shareholders and (ii) for the year ended December 31, 2020, 28,868,411 common shares, which is the share capital registered with the commercial registry on December 31, 2020 (December 31, 2019, 21,228,593 common shares
13.    Trade and Other Payables

in CHF thousands	2020	2019
Trade payables	2,800	2,019
Social security	1,715	391
Value added tax	1,310	—
Balance at December 31	5,825	2,410
Trade payables are denominated in the following currencies:

in CHF thousands	2020	2019
CHF	556	617
EUR	2,043	1,092
USD	17	172
GBP	184	138
Balance at December 31	2,800	2,019

14.    Accrued Expenses

in CHF thousands	2020	2019
Accrued project costs and royalties	1,972	3,343
Accrued payroll and bonuses	4,967	2,751
Other	779	524
Balance at December 31	7,718	6,618

15.    Contract Liability
The Group expects the contract liability to be recognized as revenue or (in case of consideration payable to a customer) reduction of costs, as follows:

in CHF thousands	Contract liability
Expected revenue recognition / cost reduction in year one after the balance sheet date	42,948
Expected revenue recognition in year two after the balance sheet date	2,939
Expected revenue recognition in year three after the balance sheet date	—
Expected revenue recognition in year four after the balance sheet date	—
Expected revenue recognition in year five and later after the balance sheet date	—
Balance at December 31, 2020	45,887

in CHF thousands	Contract liability
Expected revenue recognition in year one after the balance sheet date	18,310
Expected revenue recognition in year two after the balance sheet date	9,530
Expected revenue recognition in year three after the balance sheet date	487
Expected revenue recognition in year four after the balance sheet date	—
Expected revenue recognition in year five and later after the balance sheet date	—
Balance at December 31, 2019	28,327
The table below presents the movement during 2020 on the contract liability:

in CHF thousands	Contract liability at January 1, 2020	Additions	Recognized as Revenue	Offset of costs	Contract liability at December 31, 2020
Amgen	28,327	—	(9,344)	—	18,983
Novartis	—	20,000	—	(96)	19,904
FOPH-BAG	—	7,000	—	—	7,000
	28,327	27,000	(9,344)	(96)	45,887
An amount of TCHF 96 has been released to offset a corresponding amount of costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420 (see note 5).

in CHF thousands	Current	Non-Current	Contract liability
Amgen	16,044	2,939	18,983
Novartis	19,904	—	19,904
FOPG-BAG	7,000	—	7,000
Balance at December 31, 2020	42,948	2,939	45,887

16.    Additional Information on the Nature of Expenses

Research and development expenses
in CHF thousands	2020	2019
Research consumables and external research and development expenses	(26,599)	(20,314)
Personnel expenses (1), see also note 18	(25,251)	(19,722)
Depreciation and amortization	(2,319)	(2,088)
Intellectual property	(492)	(568)
Facility expenses	(683)	(565)
Other research and development expenses	(169)	(191)
Royalties and license fees, see also note 17	(562)	(50)
Total year ended December 31	(56,075)	(43,498)

Selling, general and administrative expenses
in CHF thousands	2020	2019
Personnel expenses (2), see also note 18	(8,383)	(7,870)
Other administrative expenses	(2,587)	(5,231)
Depreciation and amortization	(568)	(381)
Facility expenses	(57)	(63)
Total year ended December 31	(11,595)	(13,545)

Total operating expenses	(67,670)	(57,043)
(1)Research and development non-cash effective pension and share-based compensation costs were TCHF 2,612 in 2020 and TCHF 1,549 in 2019.
(2)Selling, general and administrative non-cash effective pension and share based compensation costs were TCHF 1,573 in 2020 and TCHF 1,351 in 2019.
17.    Royalties and License Fees
The Group holds an exclusive perpetual license from the University of Zurich on patent applications and patents relating to the DARPin® base technology. Under this license agreement, the Group is required to pay the University of Zurich flat royalties of a low single digit percentage on net sales of licensed products, which vary based on the field in which the licensed product is commercialized. In addition, the Group is obligated to pay the University of Zurich a percentage of license fee revenues it receives from sublicensing its rights to third parties in five tiers, ranging from the low single digits to the low teens, depending on the total amount of payments received for the particular sublicense granted.
Finally, the Group is also obligated to pay the University of Zurich a percentage of the royalty payments it receives from sublicensees in three tiers based on their net sales of licensed products and the applicable field in which the licensed product is sold, ranging from the low single digits to the mid teens. The Group has the right to terminate the license at any time with six months’ prior written notice. The minimum amount the Group is required to pay is CHF 60,000 per annum (including CHF 10,000 for another separate license). The minimum amount payable for 2019 was CHF 50,000. For both 2020 and 2019 the minimum amounts were payable. Royalties to the University of Zurich are due annually based on a full calendar year and payable until the end of February in the following calendar year.
In May 2020, the Group entered into a research collaboration agreement with the University of Utrecht regarding the development of the Group's COVID-19 program. Under this agreement, the Group paid a fee of CHF 250,000 to the University of Utrecht. An additional fee of CHF 250,000 is payable under this agreement.

18.    Personnel Expenses

in CHF thousands	2020	2019
Salaries	(23,525)	(18,868)
Share-based compensation (non-cash effective)	(2,932)	(2,438)
Pension costs	(3,080)	(2,043)
Social security costs	(2,393)	(1,869)
Other personnel expenses	(1,704)	(2,374)
Total year ended December 31	(33,634)	(27,592)

Full-time equivalents and head count	2020	2019
Average number of full-time equivalents	142.5	127.1
Full-time equivalents at year end	145.4	135.2
Headcount at year end	159	147
18.1    Pension Costs and Liabilities

in CHF thousands	2020	2019
Defined benefit pension plans
Actuarial assumptions
Discount rate at January 1	0.20%	0.90%
Discount rate at December 31 (1)	0.20%	0.20%
Future salary increases at December 31	2.00%	2.00%
Mortality tables	BVG2015 GT	BVG2015 GT
Date of last actuarial valuation	31.12.2020	31.12.2019
Reconciliation of the amount recognized in the statement of financial position
Defined benefit obligation at December 31	54,512	48,455
Fair value of plan assets at December 31	41,089	37,799
Net defined benefit liability at December 31 (2)	13,423	10,656
Components of defined benefit cost in profit or loss
Current service cost (employer)	3,033	2,053
Past service cost	—	(105)
Interest expense on defined benefit obligation	103	356
Interest (income) on plan assets	(80)	(304)
Administrative cost excl. cost for managing plan assets	24	18
Defined benefit cost recognized in profit or loss	3,080	2,018
thereof service cost and administrative cost	3,057	1,966
thereof net interest expense on the net defined benefit liability	23	52
Reconciliation of net defined benefit liability
Net defined benefit liability at January 1	10,656	5,482

in CHF thousands	2020	2019
Defined benefit cost recognized in profit or loss (3)	3,080	2,018
Remeasurement of net pension liabilities	1,514	4,711
Contributions by the employer (3)	(1,827)	(1,555)
Net defined benefit liability at December 31 (2)	13,423	10,656
Reconciliation of defined benefit obligation
Defined benefit obligation at January 1	48,455	36,609
Interest expenses on defined benefit obligation	103	356
Current service cost (employer)	3,033	2,053
Contributions by plan participants	1,138	967
Benefits (paid)/deposited	1,424	2,819
Past service cost	—	(105)
Administrative cost (excl. cost for managing plan assets)	24	19
Actuarial (gain)/loss on defined benefit obligation	335	5,737
Defined benefit obligation at December 31	54,512	48,455
Reconciliation of amount recognized in OCI
Actuarial (gain) / loss on changes in financial assumptions	—	4,774
Actuarial (gain) / loss arising from experience adjustments	335	963
Actuarial (gain)/loss on defined benefit obligation	335	5,737
Return on plan assets excluding interest income	1,179	(1,026)
Remeasurement of net pension liabilities	1,514	4,711
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	37,799	31,127
Interest income on plan assets	80	304
Contributions by the employer	1,827	1,556
Contributions by plan participants	1,138	967
Benefits (paid)/deposited	1,424	2,819
Return on plan assets excl. interest income	(1,179)	1,026
Fair value of plan assets at December 31	41,089	37,799
Best estimate of contributions of next year
Contributions by the employer	1,834	1,724
Plan asset classes
Cash and cash equivalents	8,118	6,836
Equity instruments	16,791	14,845
Debt instruments (e.g. bonds)	5,671	5,466
Real estate funds	1,075	4,565
Others	1,483	1,291
Total plan assets at fair value (quoted market price)	33,138	33,003
Others	7,951	4,796
Total plan assets at fair value (non-quoted market price)	7,951	4,796
Total plan assets at fair value at December 31	41,089	37,799
thereof entity's own transferable financial instruments	—	—

in CHF thousands	2020	2019
thereof property occupied or other assets used by the entity	—	—
Sensitivity (4)
Defined benefit obligation at December 31 with discount rate -0.25%	57,383	51,038
Defined benefit obligation at December 31 with discount rate +0.25%	51,871	46,077
Defined benefit obligation at December 31 with salary increases -0.25%	54,033	48,017
Defined benefit obligation at December 31 with salary increases +0.25%	54,999	48,887
Defined benefit obligation at December 31 with life expectancy +1 year	55,417	47,691
Defined benefit obligation at December 31 with life expectancy -1 year	53,611	49,222
Maturity profile of defined benefit obligation
Weighted average duration of defined obligation in years at December 31	20.2	20.2
Weighted average duration of defined obligation in years at December 31 for active members	20.2	20.2
Weighted average duration of defined obligation in years at December 31 for pensioners	20.3	20.3
(1)Discount rates are based on industry benchmarks related to benefits with a 20 year duration
(2)In liabilities for employee benefits, as presented in the statement of financial position included are also TCHF 255 (2019: TCHF 240) for accrued sabbatical cost.
(3)The sum of these two positions represent the non-cash effective pension costs recognized in the income statement, of which TCHF 1,039 are research and development costs (2019: TCHF 358) and TCHF 214 are selling, general and administrative costs (2019: TCHF 104).
(4)For the most important parameters which influence the pension obligation of the Company a sensitivity analysis was performed. The discount rate and the assumption for salary increases were modified by a certain percentage value. Sensitivity on mortality was calculated by changing the mortality with a constant factor for all age groups. With this procedure we could change the longevity for most of the age categories by one year longer or shorter than the baseline value.
18.2    Share-based Compensation Plan
18.2.1    Employee Share Option Plans, or ESOP
1.    ESOP 2009 established in December 2009
2.    ESOP 2014 established in July 2014
An ESOP is an incentive tool that fosters the entrepreneurial spirit and performance by way of financial participation in the Group’s long term success. It gives employees, members of the Board of Directors and selected advisors a beneficial opportunity to purchase shares of the Company. Each option entitles its holder to purchase one share of the Company at a pre-defined exercise price. The number of options granted to each participant was determined by the Board of Directors based on a participant’s position and level of responsibility. The options generally vest quarterly over four years, with cliff vesting of 25% after one year. At the end of the option term, unexercised options expire without value The expenses are recognized pro rata as per the graded vesting schedule starting generally from grant date until vesting date.
As of December 31, 2020, an aggregate of 382,059 options were outstanding under the ESOP 2009 and ESOP 2014. All these options are fully vested at the reporting date.
As of December 31, 2019, an aggregate of 560,250 options were outstanding under the ESOP 2009 and ESOP 2014. All these options are fully vested at the reporting date.
Since the initial public offering of the Company on the SIX Swiss Exchange on November 5, 2014, no further option grants have been made under any of these two share option plans.
18.2.2    Long term Incentive, or LTI, Plans: Restricted Share Units, or RSU, and PSU
–LTI plans 2016 established in March 2016
–LTI plans 2017 established in March 2017

–LTI plans 2018 established in March 2018
–LTI plans 2019 established in March 2019
–LTI plans 2020 established in March 2020
Under the LTI plans, members of the Board of Directors are eligible to be granted RSUs, whereas members of the Management Board and other employees are eligible to be granted PSUs.
RSUs are contingent rights to receive a certain number of shares of the Company at the end of a three-year blocking period. The number of RSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each RSU as at the grant date. In certain circumstances, including a change of control, a full or partial accelerated vesting of the RSUs may occur. RSUs vest over a one-year period from date of grant.
PSUs are contingent rights to receive a variable number of shares of the Company at the end of a three-year cliff-vesting period. The number of PSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each PSU as of the grant date. While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be earned in relation to a PSU also depends on the achievement of certain corporate goals for the respective year. Accordingly, the number of shares to be issued based on the PSUs can be between zero and 120% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur.
The LTI plans are rolled out annually, which allows the Board of Directors to review and adjust the terms and targets on an annual basis. Employees generally receive the grants on April 1 of each calendar year, or for new employees on the first day of the calendar quarter after the start of their employment. Members of the Management Board and the Board of Directors receive the annual grants after the approval of the ordinary shareholders’ meeting.
As of December 31, 2020, 445,198 PSUs and 87,906 RSUs were outstanding. As of December 31, 2019, 363,165 PSUs and 81,840 RSUs were outstanding.

18.2.3    Conditions Attached to and Measurement of Fair Values of Equity-settled Share-based Payment Arrangements
The following table provides the conditions as well as the inputs used in the measurement of the fair values at grant dates:

RSU/PSU, conditions and assumptions	2020	2019
Nature of arrangement	Grant of PSU/RSU	Grant of PSU/RSU
Grant date RSU	April 29, 2020	April 16, 2019
Grant dates PSU	Jan 1 - Oct 1	Jan 1 - Oct 1
Number of RSU granted	33,467	32,649
Number of PSU granted	267,657.00	258,445.00
Weighted average exercise price (CHF)	0.10	0.10
Share price (CHF)	14.50 - 21.50	14.56 - 19.06
Full contractual life for RSU (years)	3.00	3.00
Full contractual life for PSU (years)	2.25 - 3.00	2.25 - 3.00
Vesting period for RSU (years)	1	1
Vesting period for PSU (years)	2.25 - 3.00	2.25 - 3.00
Settlement	Common Shares	Common Shares
Expected volatility on Common shares	42.73 - 56.26	42.24 - 42.98
Risk-free interest rate p. a. (%) / CHF LIBOR / Common shares	(-0.42) - (-0.60)	(-0.50) - (-0.71)
Expected volatility on NBI	21.20 - 25.70	21.67 - 23.37
Risk-free interest rate p. a. (%) / USD LIBOR / NBI	0.36 - 2.00	2.03 - 2.76
Expected volatility on SPI	11.19 - 15.79	11.11 - 12.37
Risk-free interest rate p. a. (%) / CHF LIBOR / SPI	(-0.42) - (-0.60)	(-0.50) - (-0.71)
Expected dividend (CHF)	—	—
Weighted average fair value of rights granted (CHF)	20.18	19.13
Latest expiry date	Sep 30, 2023	Sep 30, 2022
Valuation model	Monte Carlo	Monte Carlo
Additional comments:
•Expected volatility: Historical share prices of the Company have been used.
•The indices, Nasdaq Biotechnology Index, or NBI, and Swiss performance Index, SPI, were introduced as assumptions in determining the fair values for the 2019 and 2020 PSU Plans.

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share Option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2018	1,184,663	3.66	864,197	4.98	320,466	0.10
Granted	291,094	0.10	—		291,094	0.10
(Performance adjustment)(1)	(13,309)	0.10	—		(13,309)	0.10
(Forfeited)(2)	(84,594)	0.10	—		(84,594)	0.10
(Expired)	—	—	—		—	—
(Exercised)(3)	(372,599)	2.74	(303,947)	3.33	(68,652)	0.10
Balance outstanding at December 31, 2019	1,005,255	3.32	560,250	5.87	445,005	0.10
Granted	301,124	0.10	—		301,124	0.10
(Performance adjustment)(1)	(27,956)	0.10	—		(27,956)	0.10
(Forfeited)(2)	(84,679)	0.10	—		(84,679)	0.10
(Expired)	—	—	—		—	—
(Exercised)(3)	(278,581)	3.05	(178,191)	4.70	(100,390)	0.10
Balance outstanding at December 31, 2020	915,163	2.74	382,059	6.42	533,104	0.50
(1)Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
(2)Forfeited due to service conditions not fulfilled
(3)The weighted average share prices at the dates of exercising during the year ended 2020 amounted to CHF 19.73 (2019: CHF 15.95)
The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2020:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Exercisable options
Options
2.31	38,917	0.6	38,917
6.05	2,815	2.0	2,815
6.06	17,942	3.3	17,942
6.94	322,385	3.7	322,385
PSU/RSU
0.10	533,104	1.6	—
Total	915,163		382,059

The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2019:

Exercise price CHF	Options / PSU/RSU (number)	Remaining life (years)	Exercisable options
Options
2.31	123,817	1.1	123,817
6.05	5,400	3.3	5,400
6.06	21,302	4.3	21,302
6.94	409,731	4.7	409,731
PSU/RSU
0.10	445,005	1.6	—
Total	1,005,255		560,250
The non-cash costs for share-based payments recognized in the statement of comprehensive loss can be attributed to the Company’s two functions as follows:

in CHF thousands	2020	2019
Research and development	1,573	1,192
Selling, general and administrative expenses	1,359	1,246
Total year ended December 31	2,932	2,438
19.    Financial Income and Financial Expense
Financial Income

in CHF thousands	2020	2019
Interest income on financial assets held at amortized costs	367	1,599
Total year ended December 31	367	1,599

Financial Expense

in CHF thousands	2020	2019
Net foreign exchange loss	(4,512)	(1,110)
Negative interest on financial assets held at amortized costs	(271)	(64)
Interest expense on leases	(24)	(27)
Other financial expenses	(9)	(9)
Total year ended December 31	(4,816)	(1,210)
20.    Taxes
Income Taxes
Molecular Partners AG did not have to pay or accrue any income taxes in the reporting periods. In 2020 and 2019, the Company generated a taxable loss in Switzerland which is part of the Company’s cumulative tax loss carry forward. Any future taxable income will be subject to Swiss federal, cantonal and communal income taxes. The Company’s applicable income tax rate for the year 2020 is 21% (2019: 21%).
Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. Federal corporate income taxes and state income taxes for Massachusetts and California.

For the twelve months ended December 31, 2020 a current income tax credit of TCHF 11 (TUSD 13) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (twelve months ended December 31, 2019: tax expense of TCHF 17 (TUSD 17)). The tax benefit recognized during 2020 relates to the application of research and development tax credits that are applicable on the 2019 final tax positions of Molecular Partners Inc. The applicable income tax rates are 21% federal tax plus 8.00% state tax (Massachusetts) and 8.84% (California).
Deferred Taxes
The Company's net operating losses for tax purposes amounted to TCHF 58,631 in 2020 and TCHF 33,446 in 2019. The total tax losses of TCHF 157,900 may be used as tax loss carry forwards to offset future taxable income over a period of seven years, with the loss of TCHF 4,314 to expire in the year 2021. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19 for a total of TCHF 13,423, see also note 18.1) due to the significant tax losses carried forwards. Given the facts above, as well as the Company incurred no significant tax expense in the reporting periods presented, a numerical rate reconciliation is not provided. The major reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences.
The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2020	2019
2021	(4,314)	(4,314)
2022	—	—
2023	(15,976)	(15,976)
2024	(21,766)	(21,766)
2025	(23,767)	(23,767)
2026	(33,446)	(33,446)
2027	(58,631)
Thereafter	—	—
Total tax loss carry forwards as at December 31	(157,900)	(99,269)
21.    Earnings per Share
Basic net result per share is calculated by dividing the net result attributable to the shareholders of the Company by the weighted average number of shares issued and outstanding during the reporting period, excluding any shares held as treasury shares. Diluted net profit per share additionally takes into account the potential conversion of all dilutive potential common shares. For the periods ended December 31, 2020 and 2019 there are no dilutive effects.

	2020	2019
Weighted average number of shares used in computing basic and diluted profit/ (loss) per share	25,000,652	21,413,375
22.    Leases
The Group leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Group up to one year before the end of the non‑cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2020, the Group exercised the option to extend the lease on its facilities in Schlieren by five years with a new lease term ending on December 31, 2026. The earliest contractual termination date for both the lessor and the Group on the major real estate lease is December 31, 2025. For information about the right-of use assets please also see note 6.
Set out below are the carrying amounts of the lease liabilities and the movements during the period

in CHF thousands	2020	2019
as at January 1,	2,545	3,639
Additions / new leases	—	143
Remeasurements[1]	5,924	—
Recognition of interest on lease liabilities	24	27
Payments	(1,275)	(1,264)
Balances as at December 31,	7,218	2,545

Current	1,179	1,267
Non-Current	6,039	1,278
Balance as at December 31,	7,218	2,545
(1)The remeasurement consists of a net reduction of TCHF 60 (related to the return of number of parking spaces) and an increase of TCHF 5,984 related to the extension of the lease for another 5 years until December 31, 2026
The following are the expense amounts recognized in the consolidated statement of comprehensive loss.

in CHF thousands	2020	2019
Depreciation on right-of-use assets	1,256	1,247
Interest expense on lease liabilities	24	27
Short term leases	—	2
Total amount recognized in profit or loss	1,280	1,276
The total cash outflow for leases for the twelve months ending December 31, 2020 amounted to TCHF 1,275 (twelve months ending December 31, 2019 TCHF 1,266).

Contractual maturities of financial liabilities at December 31, 2020 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total Contractual flows	Carrying amount lease liabilities
Lease liabilities	1,232	1,232	3,696	1,232	7,392	7,218

Contractual maturities of financial liabilities at December 31, 2019 in CHF thousands
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total Contractual flows	Carrying amount lease liabilities
Lease liabilities	1,284	1,284	—	—	2,568	2,545

23.    Related Party Disclosures
Compensation costs of key management, which includes executive management and the board of directors, are as follows:

in CHF thousands	2020	2019
Short-term employee benefits	2,408	2,392
Post-employment benefits	205	173
Share-based compensation	1,601	1,220
Total year ended December 31	4,214	3,785
Pamela Trail departed from her role as Chief Scientific Officer effective July 1, 2019 and was employed by the Group until July 9, 2019. Pamela Trail has continued to support the Group as a consultant after this date. For the twelve month period ending December 31, 2020, Pamela Trail's consulting fees amounted to TCHF 45. For the period from July 10 to December 31, 2019, Pamela Trail's consulting fees amounted to TCHF 70.
24.    Capital Commitments
As of December 31, 2020 and 2019, the Company did not have any capital commitments.
25.    Financial Risk Management
Foreign Exchange Risk
In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, EUR, GBP and USD.
The Group’s hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) if market conditions allow to consider hedging certain of the remaining expected net currency exposure as the need arises. However, due to market volatilities, the impact of negative interest rates in Switzerland and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible or not appropriate. Molecular Partners does not engage in speculative transactions.
During 2020 and 2019, the Group did not enter into any forward currency transactions. No forward currency transactions were outstanding as of December 31, 2020 and 2019.
The following table demonstrates the sensitivity to a reasonably possible change in the USD, EUR and GBP exchange rates, with all other variables held constant, of the Group’s result before taxes. There is no direct impact on the Group’s equity.

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
USD Positions
2020	+10%	2,978
	-10%	(2,978)
2019	+10%	6,659
	-10%	(6,659)
EUR Positions
2020	+10%	636
	-10%	(636)
2019	+10%	1,280
	-10%	(1,280)
GBP Positions
2020	+10%	100
	-10%	(100)
2019	+10%	424
	-10%	(424)
Interest Rate Risk
Molecular Partners earns or pays interest on cash and cash equivalents, and its profit and loss may be influenced by changes in market interest rates. The Group does invest its cash balances into a variety of current and deposit accounts in four different Swiss banks to limit negative interest. In addition, the Group does invest a portion of its cash into risk free money market investments in line with its treasury guidelines.
The Groups strives to optimize the net balance of interest paid and interest received by monitoring the interest rates applicable over the various currencies the Group holds as well as the offered holding periods.
The following table demonstrates the sensitivity to reasonably possible changes in interest rates, with all other variables held constant, of the Group’s results before tax. There is no direct impact on the Group’s equity.

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions
2020	+0.5%	683
	-0.5%	(683)
2019	+0.5%	57
	-0.5%	(57)
USD Positions
2020	+0.5%	149
	-0.5%	(149)
2019	+0.5%	333
	-0.5%	(333)
EUR Positions
2020	+0.5%	32
	-0.5%	(32)
2019	+0.5%	64
	-0.5%	(64)
GBP Positions
2020	+0.5%	5
	-0.5%	(5)
2019	+0.5%	21
	-0.5%	(21)
Credit Risk
The maximum credit risk on financial assets corresponds to the carrying amounts of the Group’s cash and cash equivalents, short-term time deposits and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.
The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings of AAA (Zürcher Kantonalbank), AA (Luzerner Kantonalbank) and A+ (Credit Suisse and UBS) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.
The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices.

The maximum credit risk as of the balance sheet date was as follows:

Credit risk
in CHF thousands	2020	2019
Cash and cash equivalents	133,721	75,712
Trade and other receivables	159	94
Accrued income	2	204
Short-term time deposits	40,000	19,368
Total credit risk as at December 31	173,882	95,378
Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s liquidity risk is considered low by management due to the financial assets at reporting date, giving the Group a secure source of funding for its research and development activities.
26.    Events After the Balance Sheet Date
No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading.

Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statement of Financial Position

as of	Note	March 31, 2021	December 31, 2020

in CHF thousands
Assets

Property, plant and equipment		8,937	9,387
Intangible assets		297	347
Total non-current assets		9,234	9,734

Short-term time deposits		39,432	40,000
Prepaid expenses and accrued income	5.5	11,166	1,254
Trade and other receivables		7,032	2,837
Cash and cash equivalents		106,171	133,721
Total current assets		163,801	177,812

Total assets		173,035	187,546

Shareholders' equity and liabilities
Share capital	5.6	2,916	2,915
Additional paid-in capital		300,317	299,479
Cumulative losses		(208,475)	(195,174)
Total shareholders' equity		94,758	107,220

Contract liability	5.4	4,332	2,939
Lease liability		5,742	6,039
Employee benefits		10,704	13,678
Total non-current liabilities		20,778	22,656

Trade and other payables		9,626	5,825
Accrued expenses		7,132	7,718
Contract liability	5.4	39,559	42,948
Lease liability		1,182	1,179
Total current liabilities		57,499	57,670
Total liabilities		78,277	80,326

Total shareholders' equity and liabilities		173,035	187,546
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Comprehensive Loss

for the 3 months ended March 31,	Note	2021	2020

in CHF thousands
Revenues and other income
Revenues from research and development collaborations	5.1	815	3,805
Other income	5.2	162	—
Total revenues and other income		977	3,805

Operating expenses
Research and development expenses		(16,163)	(13,363)
Selling, general and administrative expenses		(3,344)	(2,662)
Total operating expenses	5.3	(19,507)	(16,025)

Operating result		(18,530)	(12,220)

Financial income	5.9	2,153	248
Financial expenses	5.9	(177)	(1,367)
Net financial result		1,976	(1,119)

Result before income taxes		(16,554)	(13,339)

Income taxes	5.10	—	(6)
Net result, attributable to shareholders		(16,554)	(13,345)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.11	3,248	1,334

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		5	(6)

Other comprehensive result, net of tax		3,253	1,328

Total comprehensive result, attributable to shareholders		(13,301)	(12,017)

Basic and diluted net result per share	5.12	(0.57)	(0.62)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Cash Flows

for the 3 months ended March 31,	Note	2021	2020
in CHF thousands

Net result attributable to shareholders		(16,554)	(13,345)
Adjustments for:
Depreciation and amortization		660	696
Share-based compensation costs	5.8	789	590
Change in employee benefits		273	346
Income tax	5.10	—	6
Financial income	5.9	(2,153)	(248)
Financial expenses	5.9	177	1,367
Changes in working capital:
Change in prepaid expenses and accrued income		(9,909)	1,084
Change in trade and other receivables		(4,047)	(361)
Change in trade and other payables		3,699	1,081
Change in contract liability		(1,996)	(3,805)
Change in accrued expenses		(607)	(239)
Exchange gain/(loss) on working capital positions		(59)	2
Interest paid		(153)	(6)
Other financial expense		(2)	(2)
Net cash used in operating activities		(29,882)	(12,834)

Proceeds from investments in short-term time deposits		10,000	19,598
Investments in short-term time deposits		(9,432)	(17,559)
Acquisition of property, plant and equipment		(91)	(567)
Acquisition of intangible assets		(69)	(18)
Interest received		4	413
Net cash from investing activities		412	1,867

Proceeds from exercise of stock options, net of transaction costs		50	195
Payment of principal portion of lease liabilities		(294)	(316)
Net cash used in financing activities		(244)	(121)

Exchange gain/(loss) on cash positions		2,164	(1,277)

Net decrease in cash and cash equivalents		(27,550)	(12,365)

Cash and cash equivalents at January 1		133,721	75,712

Cash and cash equivalents at March 31		106,171	63,347
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity

in CHF thousands	Share capital	Additional paid-in capital	Cumulative losses	Total shareholders' equity

At January 1, 2020	2,160	182,849	(130,870)	54,139
Net result	—	—	(13,345)	(13,345)
Remeasurement of net pension liabilities	—	—	1,334	1,334
Exchange differences on translating foreign operations	—	—	(6)	(6)
Total comprehensive income	—	—	(12,017)	(12,017)
Share-based compensation costs (1)	—	590	—	590
Exercise of stock options, net of transaction costs	7	188	—	195
At March 31, 2020	2,167	183,627	(142,887)	42,907

At January 1, 2021	2,915	299,479	(195,174)	107,220
Net result	—	—	(16,554)	(16,554)
Remeasurement of net pension liabilities	—	—	3,248	3,248
Exchange differences on translating foreign operations	—	—	5	5
Total comprehensive income	—	—	(13,301)	(13,301)
Share-based compensation costs (1)	—	789	—	789
Exercise of stock options, net of transaction costs	1	49	—	50
At March 31, 2021	2,916	300,317	(208,475)	94,758
(1) See note 5.8
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements
1.    General information
Molecular Partners AG ("Company'") and its subsidiary Molecular Partners Inc. (collectively "Molecular Partners", "Group") is a clinical stage biopharmaceutical company applying its pioneering DARPin® product engine to treat serious diseases, with an initial focus on oncology, immuno-oncology and ophthalmology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 were approved for issuance by the Audit and Finance Committee on May 3, 2021.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014.
2.    Basis of preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2020. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below. The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The Group is monitoring the situation surrounding the COVID-19 pandemic and its potential impact on patients, the team, the partners and the business. During the three months period ended March 31, 2021 as well as of the reporting date there were no major disruptions to the operations. The Group continues to comply with all local and federal instructions as it relates to the safety of our employees, patients, and citizens.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.     New or revised IFRS standards and interpretations
A number of new or amended standards became applicable for the current reporting period. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.
4.     Critical accounting estimates and judgment
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The area involving a higher degree of judgment or complexity, or an area where assumptions and estimates are significant to the consolidated financial statements is revenue recognition.
5.    Other explanatory notes
5.1    Revenue
The Group assesses and estimates the progress of its projects with alliance partners at each reporting date. The Group applies the cost based method which recognizes revenue based on the ratio of the associated costs incurred to date and the total forecasted cost to satisfy the performance obligation.
During the three months ended March 31, 2021, the Group increased its estimate of the total future costs required to satisfy the performance obligation under the Amgen collaboration. This change in estimate affects the allocation of revenue over time and has no impact on the total amount recognized or to be recognized into revenue under the agreement with Amgen. This increase in the total estimated future costs resulted in a lower amount of recognized revenue for the three months period ended March 31, 2021, as compared to the comparable prior year period. The increase in total estimated future costs is primarily related to continued development of various dosing schedules under phase 1a of the collaboration.
In October 2020, the Group entered into a contract with Novartis Pharma AG ("Novartis"), granting Novartis the exclusive option to in-license global rights in relation to drug candidates MP0420 and MP0423. Under the terms of the agreement, the Group in 2020 has received an upfront, non-refundable fee of CHF 20 million for the tech transfer and manufacturing of MP0420. The Group has equally committed to utilize up to the maximum amount of this upfront fee for the manufacturing of the commercial supply for MP0420. Any such amount which is paid for manufacturing performed by the Novartis Group is considered to be a consideration payable to a customer. Given the significant inter-dependencies between the upfront fee and the manufacturing activities, the manufacturing costs paid to the Novartis Group are to be offset against the upfront non-refundable fee from the contract . During the reporting period, costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420 in the amount of TCHF 1,181 have been offset against the upfront non-refundable fee (see note 5.4).
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s alliance partner.

Revenues by country
in TCHF, for the three months ended March 31	2021	2020
Revenues USA	815	3,805
Total revenues	815	3,805

Analysis of revenues by major alliance partner
in TCHF, for the three months ended March 31	2021	2020
Amgen Inc., USA	815	3,805
Total revenues	815	3,805
5.2    Other income
During the three months ended March 31, 2021 the Company entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services during the three months ended March 31, 2021 amounted to TCHF 162 and are presented as other income in the condensed consolidated interim statement of comprehensive loss.
5.3    Operating expenses
The increase in operating expenses in the three months ended March 31, 2021 as compared to prior year is primarily driven by the increase in headcount and the progress of the Group's Covid-19 projects.
5.4    Contract liability
The table below presents the movement in the contract liability during the three months ended March 31, 2021:

in CHF thousands	Contract liability at December 31, 2020	Additions	Recognized as revenue	Offset of costs	Contract liability at March 31, 2021
Amgen	18,983	—	(815)	—	18,168
Novartis	19,904	—	—	(1,181)	18,723
FOPH-BAG	7,000	—	—	—	7,000
	45,887	—	(815)	(1,181)	43,891
An amount of TCHF 1,181 has been released to offset a corresponding amount of costs paid to the Novartis Group for the manufacturing of the drug product to establish the commercial supply of MP0420 (see note 5.1).

in CHF thousands	Current	Non-current	Contract liability
Amgen	13,836	4,332	18,168
Novartis	18,723	—	18,723
FOPH-BAG	7,000	—	7,000
Balance at March 31, 2021	39,559	4,332	43,891
5.5    Prepaid expenses and accrued income
During the three months ended March 31, 2021 the Group recorded a prepayment of CHF 8.7 million related to the reservation of resins arising from the agreement with Novartis for the manufacturing of commercial supply for MP0420. Accordingly, the prepayment will be released to expense as the resins are received by Novartis and an offsetting entry to the contractual liability will be recorded.
5.6    Issuances of equity securities
As of March 31, 2021 as a result of the exercise of employee stock options and the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 2,915,779 divided into 29,157,793 fully paid registered shares.
5.7    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.8    Share-based compensation
As of March 31, 2021, 371,646 options were outstanding (December 31, 2020: 382,059 options) under all active option plans. As of March 31, 2021 and December 31, 2020 all options had vested.
As of March 31, 2021, a total of 435,882 Performance Share Units ("PSUs") and 87,906 Restricted Share Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2020 a total of 445,198 PSUs and 87,906 RSUs were outstanding, of which also none were vested).

The movements in the number of share-based awards (options, RSUs and PSUs) outstanding during the three month period ended March 31, 2021 is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at January 1, 2021	915,163	2.74	382,059	6.42	533,104	0.10

Granted	4,177	0.10	—	—	4,177	0.10
(Performance adjustment)[1]	(1,022)	0.10	—	—	(1,022)	0.10
(Forfeited)[2]	(12,083)	0.10	—	—	(12,083)	0.10
(Expired)	—	—	—	—	—	—
(Exercised options), vested PSU / RSU	(10,801)	4.69	(10,413)	4.86	(388)	0.10
Balance outstanding at March 31, 2021	895,434	2.74	371,646	6.46	523,788	0.10
1 Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
2 Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the three months ended March 31, 2021 amounted to TCHF 789 (TCHF 590 for the three months ended March 31, 2020).
5.9    Financial income and expense
Financial income

in CHF thousands, for the three months ended March 31	2021	2020
Interest income on financial assets held at amortized cost	7	248
Net foreign exchange gain	2,146	—
Total	2,153	248
Financial expense

in CHF thousands, for the three months ended March 31	2021	2020
Net foreign exchange loss	—	(1,341)
Negative interest on financial assets held at amortized costs	(161)	(19)
Interest expense on leases	(14)	(5)
Other financial expenses	(2)	(2)
Total	(177)	(1,367)
Foreign exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, GBP and in EUR, respectively.
5.10    Income taxes
The Company had tax loss carry-forwards in Switzerland of TCHF 157,900 as of December 31, 2020. No deferred tax assets have been recognized for these tax losses carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax losses carried forwards.

5.11    Other comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group adopted as its accounting policy to have independent actuaries to update the calculation of the defined benefit obligation and plan assets as at each interim reporting date. The significant components of the remeasurement in the current interim period relate to changes in demographic assumptions by adopting the new BVG / LPP 2020 tables for the first time (TCHF 2,432) and the increase in the discount rate (TCHF 1,683). The changes for the three months ended March 31, 2020 were TCHF 0 and (TCHF 2,877), respectively.
5.12     Earnings per share
Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as own shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential common shares. For the interim periods ended March 31, 2021 and 2020 there are no dilutive effects.

for the three months ended March 31	2021	2020
Weighted average number of shares used in computing basic and diluted loss per share	29,153,173	21,645,410
5.13    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.14    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

Through and including          , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

MOLECULAR PARTNERS AG
          American Depositary Shares

Representing               Common Shares

PROSPECTUS

J.P. Morgan	SVB Leerink	Cowen
RBC Capital Markets		Kempen & Co

                    , 2021.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers
Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. The registrant’s articles of association contain provisions governing the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the registrant.
In connection with this offering, the registrant intends to enter into indemnification agreements with each of its directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 7. Recent Sales of Unregistered Securities
The following sets forth information regarding all unregistered securities sold since January 1, 2018.
Issuances in Capital Markets Transactions
•On October 28, 2020, we issued 1,739,130 common shares to Novartis Pharma AG out of conditional share capital in connection with an option and license agreement providing for a collaboration to develop, manufacture and commercialize certain product candidates and/or therapies.
•On July 8, 2020, we issued 5,528,089 common shares out of authorized share capital placed with institutional investors in an accelerated bookbuilding transaction.
Issuances under our Equity Plans
Since January 1, 2018, we granted to employees and non-employee directors, pursuant to our equity incentive plans and in exchange for services rendered or to be rendered, performance share units, or PSUs, and restricted share units, or RSUs, an aggregate of 958,476 common shares. The PSUs are subject to adjustment based on certain performance metrics.
Since January 1, 2018, an aggregate of 955,582 common shares were issued upon the exercise of options performance share units, or PSUs, and restricted stock units, or RSUs, issued under our equity incentive plans, at the exercise price of CHF 3.85 per share for the options, for aggregate proceeds of CHF 2,381,026.
Since January 1, 2018, no options issued under our equity incentive plans were canceled.
The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2), (b) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to ‘‘qualified institutional buyers’’ (as such term is defined in Rule 144A(a)(1), (c) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (d) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8. Exhibits and financial statement schedules
(a)    Exhibits
Exhibit Index

Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Articles of Association, as currently in effect.

3.2**	Organizational Rules of the registrant (English translation).

4.1*	Form of Deposit Agreement.

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).

5.1*	Opinion of Homburger AG, Swiss counsel of the registrant, as to the validity of the common shares.

8.1*	Opinion of Homburger AG, Swiss counsel of the registrant, as to Swiss tax matters.

10.1**	Form of indemnification agreement between the registrant and each of its executive officers and directors

10.2**†	License Agreement, dated as of November 17, 2004, as amended, by and between The University of Zurich and Molecular Partners AG.

10.3**†	Amended and Restated Collaboration Agreement, dated as of August 17, 2012, by and among the University of Zurich, Molecular Partners AG, Allergan, Inc., and Allergan Sales, LLC.

10.4**†	Discovery Alliance Agreement, dated as of August 12, 2012, as amended, by and among Molecular Partners AG, Allergan, Inc, and Allergan Sales, LLC.

10.5**†	Collaboration and License Agreement, dated as of December 18, 2018, by and between Molecular Partners AG and Amgen Inc.

10.6**†	Option and Equity Rights Agreement, dated as of October 27, 2020, by and between Molecular Partners AG and Novartis Pharma AG.

10.7**	2017 Performance Share Plan.

10.8**	2018 Performance Share Plan.

10.9**	2019 Performance Share Plan.

10.10**	2020 Performance Share Plan.

10.11**	2021 Performance Share Plan for Employees other than Management.

10.12**	2021 Performance Share Plan for Management.

10.13**	2017 Restricted Share Plan.

10.14**	2018 Restricted Share Plan.

10.15**	2019 Restricted Share Plan.

10.16**	2020 Restricted Share Plan

10.17**	2021 Restricted Share Plan.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of KPMG AG

23.2*	Consent of Homburger AG (contained in Exhibits 5.1 and 8.1).

24.1**	Power of Attorney of each of the directors of the registrant and the principal executive, financial and accounting officers of the registrant (included on signature page).

____________________
*    To be filed by amendment.
**    Previously filed.
†     Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
(b)    Financial statement schedules
All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or inapplicable, and therefore has been omitted.
Item 9. Undertakings
The undersigned hereby undertakes:
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zurich, Switzerland on this 12th day of May, 2021.

MOLECULAR PARTNERS AG

By:	/s/ Patrick Amstutz
Name:	Patrick Amstutz
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick Amstutz	Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2021
Dr. Patrick Amstutz

/s/ Andreas Emmenegger	Chief Financial Officer (Principal Financial and Accounting Officer)	May 12, 2021
Andreas Emmenegger

*	Chairman of the Board	May 12, 2021
William M. Burns

*	Director	May 12, 2021
Dr. Agnete Fredriksen

*	Director	May 12, 2021
Steven H. Holtzman

*	Director	May 12, 2021
Sandip Kapadia

*	Director	May 12, 2021
Dr. Vito J. Palombella

*	Director	May 12, 2021
Dr. Michael Vasconcelles
*	Director	May 12, 2021
Dr. Domink Höchli

*By: /s/ Patrick Amstutz		May 12, 2021
Name: Patrick Amstutz
Title: Attorney-in-Fact

Molecular Partners Inc.

By: /s/ Patrick Amstutz	Authorized Representative in the United States	May 12, 2021
Name: Patrick Amstutz
Title: Chief Executive Officer